As filed with the Securities and Exchange Commission on February 8, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BGC PARTNERS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6200	20-5974358
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

199 Water Street

New York, New York 10038

(800) 707-8865

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stephen M. Merkel

Executive Vice President,

General Counsel and Secretary

BGC Partners, Inc.

199 Water Street

New York, New York 10038

(800) 707-8865

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig M. Wasserman Gavin D. Solotar Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Christopher T. Jensen George G. Yearsich Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178-0060 (212) 309-6000	Stacy J. Kanter Michael J. Zeidel Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A common stock	$460,000,000	$49,220.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus, dated February 8, 2007

PROSPECTUS

                    Shares

BGC Partners, Inc.

Class A Common Stock

This is an initial public offering of Class A common stock, which we refer to as our “common stock,” of BGC Partners, Inc., which we refer to as “BGC Partners.” All of the shares of common stock are being sold by BGC Partners.

We expect the public offering price to be between $                     and $                     per share. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “BGCP.”

See “ Risk Factors” beginning on page 15 to read about important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to BGC Partners	$	$

To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares of common stock from BGC Partners at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2007.

Cantor Fitzgerald & Co.	Deutsche Bank Securities

(listed alphabetically)

The date of this prospectus is                     , 2007.

No dealer, salesperson or other person is authorized to give any information or to represent anything other than the information contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered pursuant to this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. In particular, there are restrictions on the distribution of this prospectus and the offer or sale of the shares offered pursuant to this prospectus in the United Kingdom and other Member States of the European Economic Area, see “Underwriting.” The information contained in this prospectus is current only as of its date.

Until                     , 2007 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

BGC Partners, Inc. and Cantor Fitzgerald, L.P. logos and the other trademarks, tradenames and service marks of BGC, Cantor Fitzgerald, L.P., and their affiliates mentioned in this prospectus, including BGC, BGC Brokerage, BGC International, BGC Partners, MIS Brokers, and Tower Bridge Securities, are currently the property of, and are used with the permission of, Cantor Fitzgerald, L.P. and its subsidiaries. In connection with the separation, the logos and other trademarks, tradenames and service marks of BGC Partners, Inc. and BGC, including BGC, BGC Brokerage, BGC International, BGC Partners, BGC The Voice of Experience, MIS Brokers, The Voice of Experience, and Tower Bridge Securities, along with Swapsight and Tomorrow’s Headlines (currently owned by Cantor Market Data), will be transferred to, and become the property of, BGC Partners, Inc. The logos, trademarks, tradenames and service marks discussed in this paragraph may have registrations pending or in effect in one or more of the countries or jurisdictions in which Cantor Fitzgerald, L.P., BGC Partners, Inc. or any of their subsidiaries does business.

i

INDUSTRY AND MARKET DATA

In this prospectus, we rely on and refer to information and statistics regarding the inter-dealer brokerage industry and the financial services industry. We obtained this data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified this information.

All industry and statistical information included in this prospectus, other than information derived from our financial and accounting records, is presented as of December 31, 2006, unless otherwise indicated. Financial data and information derived from our accounting records which are presented as “current” are as of September 30, 2006, the date of the most recently available quarterly financial statements.

ii

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 15.

This prospectus describes the businesses that Cantor Fitzgerald, L.P., a Delaware limited partnership, expects to contribute to BGC Partners, Inc., a Delaware corporation, and its subsidiaries as part of the separation of these businesses from Cantor Fitzgerald, L.P. in connection with this offering as if such separation were complete and the businesses to be contributed were our businesses for all purposes for all periods described. A glossary of terms specific to our organization and the separation is set forth in the section entitled “—Glossary.”

Unless indicated otherwise, the information in this prospectus assumes no exercise by the underwriters, for which Cantor Fitzgerald & Co. and Deutsche Bank Securities Inc. (listed alphabetically) are acting as representatives, of their option to purchase up to             additional shares of our common stock solely to cover over-allotments, if any.

Our Business

We are a leading full-service inter-dealer broker specializing in the trading of over-the-counter financial instruments and related derivative products. We provide integrated voice and electronic execution and other brokerage services to many of the world’s largest and most creditworthy banks that regularly trade in capital markets, brokerage houses and investment banks for a broad range of global financial products, including fixed income securities, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments, as well as market data products for selected financial instruments.

Our integrated voice and electronic platform is designed to provide flexibility to our customers with regard to price discovery, execution and processing of transactions. Our hybrid platform enables our customers to use voice, screen-assisted, voice-assisted or, where available, fully electronic brokerage services in connection with transactions executed either over-the-counter, which we refer to as “OTC,” or through an exchange. Our hybrid platform allows us to generate revenues, irrespective of whether a market is voice-brokered or electronic in nature. Our brokerage services include execution, clearing, processing and other back office services. We complement our brokerage services with value-added products such as market data and analytics products.

Prior to the events of September 11, 2001, our brokerage business was widely recognized as one of the leading full-service wholesale inter-dealer brokers in the world. After September 11, 2001 and the loss of a majority of our U.S.-based employees, our brokerage business operated primarily in Europe. In August 2004, Cantor announced the restructuring of its inter-dealer brokerage business, renaming it “BGC” in honor of B. Gerald Cantor, Cantor’s founder and a pioneer in screen brokerage services and fixed income market data products. Over the past two years, we have re-established our presence in the U.S. and have continued to expand our global operations through the acquisition and integration of established brokerage companies and the hiring of a substantial number of experienced brokers. Through these actions, we have been able to expand our presence in key markets and position our business for sustained growth.

As of January 1, 2007, we had approximately 1,064 brokers across approximately 125 desks (up from approximately 525 brokers across approximately 62 desks in August 2004). We currently have offices in major financial centers such as New York, Chicago, Los Angeles, London, Toronto, Hong Kong, Paris, Nyon, Milan, Tokyo, Beijing, Singapore, Mexico City, Copenhagen, Melbourne and Sydney and expect to open offices in Istanbul and Seoul in 2007.

We provide our integrated brokerage services through our established brokerage platform and our relationship with eSpeed, Inc., a company controlled by Cantor, which we refer to as “eSpeed.” Our relationship with eSpeed is guaranteed in a perpetual joint services agreement between Cantor and eSpeed, which we refer to as the “joint services agreement.” Our platform is carried on eSpeed’s electronic trading systems, and we have a perpetual right to use eSpeed’s system under the joint services agreement. Under that agreement and the master transaction agreement which we intend to enter into in connection with this offering, we share revenues with eSpeed on a pre-determined schedule.

We complement our trading services by providing proprietary market data to our customers through our BGC Market Data business. BGC Market Data (currently Cantor Market Data), which we refer to as “BGC Market Data,” is the exclusive source of real-time proprietary pricing and other data derived through BGC Partners and eSpeed for U.S. and European securities and derivatives. Current products include real-time data in live markets for U.S. Treasuries, European government bonds, eurobonds and U.S. dollar interest rate swaps. Our market data services are available across a broad array of distribution channels, including Bloomberg, CQG, Reuters and Thomson ILX.

We provide brokerage services to our customers primarily in the form of agency or, to a lesser extent, matched principal transactions. In agency transactions, we connect buyers and sellers and assist in the negotiation of the price and other material terms of the transaction. In matched principal transactions, we act as a “middleman” by serving as counterparty for identified buyers and sellers in matching, in whole or in part, reciprocal back-to-back trades. In addition, to a limited extent, we participate in certain of our marketplaces by posting quotations for our own account and by acting as principal on unmatched trades to facilitate transactions, add liquidity, increase revenue opportunities and attract additional order flow.

Our total revenues for the year ended December 31, 2005 were $503.7 million, compared to total revenues of $327.8 million for the year ended December 31, 2004, representing an increase of 53.7% over this period. Our total revenues for the nine months ended September 30, 2006 were $547.1 million, compared to $367.4 million for the nine months ended September 30, 2005, representing an increase of 48.9%. Reflecting the costs associated with the North American rebuild, European and Asian expansion and repositioning of BGC, net income, which had amounted to $1.1 million for the year ended December 31, 2004, declined to a net loss of $96.1 million for the year ended December 31, 2005, a net loss of $68.2 million for the nine months ended September 30, 2005 and a net loss of $76.9 million for the nine months ended September 30, 2006. Included in these losses are amounts aggregating $49.5 million and $68.7 million for the year ended December 31, 2005, and the nine months ended September 30, 2006, respectively, reflecting charges related to our recent acquisitions, our office moves, our settlement of tax liabilities and our implementation of new accounting standards that we do not expect to incur going forward. These results do not reflect pro forma adjustments including revenues received by us pursuant to the joint services agreement which would result in revenues increasing by $19.4 million and net income increasing by $13.8 million for the nine months ended September 30, 2006.

Industry Overview

In “liquid” financial markets, the presence of large numbers of market participants and facilitators of liquidity and the availability of pricing reference data and standardized terms allow market participants to trade financial instruments quickly and with minimal price disturbance. In these markets, there is substantial competition, efficient execution and high trading volume. Inter-dealer brokers act as intermediaries between major market participants to facilitate transactions in these markets.

To the extent the trading of a financial instrument requires customization, the relevant market tends to be more illiquid. Illiquid markets generally have fewer market participants, less price transparency, higher spreads and lower trading volumes. Inter-dealer brokers facilitate trading in less liquid markets through providing price discovery, preserving anonymity in matched principal trades, matching buyers and sellers on a “name give-up”

basis in agency transactions and providing market intelligence to their customers. In both agency and matched principal transactions, customers decide to execute a trade and inter-dealer brokers effectively source the counterparties for those trades. Inter-dealer brokers are particularly helpful in facilitating large or non-standardized transactions due to their in-depth market knowledge and access to potential counterparties.

Wholesale market participants and institutions, such as major banks, investment banks and broker-dealer firms, continue to look to marketplace firms that are able to meet the bulk of their trading needs in a broad range of products. These wholesale market participants continue to display a willingness to pay substantial brokerage commission revenues to inter-dealer brokers who are able to provide timely and valuable pricing information, strong execution capabilities and the liquidity necessary for such market participants to execute their desired transactions. The underlying OTC and exchange-traded derivative markets traditionally served by inter-dealer brokers have experienced a five-year compound annual growth rate of approximately 26.6% based on notional amounts (2000-2005) (Bank for International Settlements, Semiannual OTC Derivatives Markets Statistics—June 2006, Exchange Traded Derivatives Statistics Quarterly Review—December 2006). With the positive impact of increasing volatility in the financial markets as well as the continuing high levels of innovation and product development occurring in the wholesale financial markets today, we believe that this growth should continue into the foreseeable future.

Our Market Opportunity

We believe the financial markets in which we operate present us with the following opportunities to provide value to our customers as a full-service inter-dealer broker and market data supplier:

Market Demand for Superior Execution.    We expect to see continued demand in the wholesale markets for inter-dealer brokers given their ability to provide price discovery, liquidity and superior execution.

Desire for Anonymity.    We expect to see an increasing demand for inter-dealer brokers to provide trade anonymity. In order to capture this demand, we may increase our matched principal trading activities.

Increasing Use of Hedging and Risk Management.    We believe that increasing securities regulations, broadening familiarity with derivative products and the growing need for risk management will continue to drive higher trading volumes in interest rate derivatives, credit derivatives, foreign exchange and listed futures markets.

Accelerating Introduction of New Products.    We believe that the rate of introduction of new products that are not immediately ready for more liquid and standardized electronic markets will increase the need for trading and require broker-assisted execution, provide opportunities for inter-dealer brokers to expand their trading volumes and create product niches. We believe that these products generally have higher commissions than more liquid instruments.

Market Demand for Global Execution and Presence.    We believe the continuing globalization of trade, the liberalization of capital markets and economic growth in emerging markets are fueling demand for inter-dealer brokerage services across the globe.

Growth in Algorithmic and Computerized Trading.    In recent years, algorithmic and computerized trading has seen tremendous growth spurred by increasing liquidity and lower operating costs. As our customers become more familiar with computerized trading, volumes should rise.

Increasing Demand for Market Data.    Demand for reliable, real-time market data is growing as trading volumes increase.

Our Competitive Strengths

We believe that the following principal competitive strengths of ours will help establish us as a leading global inter-dealer broker:

We Are a Leading Inter-Dealer Broker in Key Markets.    We are a leading global, full-service inter-dealer broker in key markets with more than 30 years of experience. Our leadership position in a multitude of markets globally and access to a broad customer base allow us to locate the best price and to deliver the best execution for our customers, in both liquid and illiquid markets.

We Have Strong Core Brokerage Relationships.    We believe that our long-established relationships with some of the world’s largest financial institutions enhance our role as a liquidity provider and our ability to provide price discovery and efficient execution.

We Have a Full Scale, Hybrid Brokerage Platform.    Our hybrid platform allows our customers to trade on a voice, screen-assisted, voice-assisted or, where available, fully electronic basis, regardless of whether the trade is OTC or exchange-based, and to benefit from the experience and market intelligence of our worldwide brokerage network.

We Provide Quality Market Data and Analytics Products.    Our leading position and liquidity in brokerage markets allows us to provide our customers with high quality market data and analytics products, which help to support our leadership in several key markets and provide a stable source of non-brokerage revenues.

We Have the Ability to Identify, Recruit and Retain Key Talent.    In August 2004, when Cantor announced the restructuring of its inter-dealer brokerage business, we employed approximately 525 brokers. As of January 1, 2007, the number of BGC brokers had more than doubled to approximately 1,064. In a competitive environment, we have demonstrated our ability to successfully build, attract and retain leading brokers, including through acquisitions of new businesses, in order to expand and solidify our brokerage staff. We believe our ability to attract talent across the globe will enable us to grow our business and provide our customers with trading execution that is superior to that provided by many of our competitors.

Our Partnership Structure Creates Long-Term Incentives.    Our partnership structure is one of the unique strengths of our business. We believe it provides long-term incentives and is an effective tool in recruiting, motivating and retaining our key employees.

We Have a Proven Acquisition Track Record.    In 2005, we acquired Euro Brokers and ETC Pollak, and we have integrated these established brokerage companies into our business. More recently, in November 2006, we acquired Aurel Leven, one of the leading independent inter-dealer brokers in France, active in the equities, equity derivatives and fixed income markets, and in December 2006, we acquired AS Menkul, an established broker in Turkey. These acquisitions allowed us to expand our broker headcount, product offerings and geographic footprint. We believe that this ability to successfully identify, acquire and integrate high quality brokerage companies provides us with the opportunity to strengthen and enhance our franchise and to continue our rebuilding and expansion.

We Have Experienced Senior Management.    We are led by a core senior management team each of whom has over 20 years of experience in the inter-dealer broker markets. We believe that our experienced senior management team gives us a competitive advantage in executing our business strategy.

Our Strategy

We seek to become the leading global inter-dealer broker by increasing our market share in existing markets and expanding into new markets. We intend to achieve this goal by employing the following strategies:

Regain Leadership Position and Selectively Explore Unique Growth Opportunities in the U.S. Market.    We have significantly rebuilt our presence in the U.S. market through the acquisition of established brokerage operations and the hiring of experienced brokers. Having made these investments, we believe that we are well-positioned to achieve significant growth in the U.S. market.

Achieve and Maintain Leading Positions in Targeted Traditional, Liquid Markets.    We intend to strengthen our position as a leading provider of inter-dealer brokerage services and market data products in the markets on which we focus.

Build and Develop Less Liquid, High-Growth Markets.    We plan to build selected higher growth, higher margin businesses by leveraging our leading positions in the underlying traditional markets associated with these businesses. For instance, we believe there is a strong cross-selling opportunity as our cash bond market brokers introduce their customers to our new credit derivatives platform.

Expand in Attractive Markets Where Local Presence and Expertise Are Required.    We plan to continue to expand into new geographies and build local presence in such geographies. We believe that having local presence and expertise in targeted markets will provide us with a competitive advantage over our competitors.

Leverage Existing Infrastructure to Drive Operational Leverage in Traditional Markets.    We have made substantial investments in brokers and technology in our targeted markets. This infrastructure is in place and immediately scalable, and, therefore, provides an opportunity for margin improvement as brokers increase production.

Expand Our Broker Workforce Through Acquisitions and Recruitment.    We have a proven track record of growing our global network of brokers through business acquisitions and recruiting efforts and believe we are well-positioned to continue to do so. We intend to continue to selectively acquire companies and hire experienced brokers with the goal of further developing our market position in various products, accelerating our growth and enhancing our profitability.

Grow and Expand Our Market Data Services and Products.    We intend to further develop our market data services and create new value-added services for customers to complement these products.

Our Organizational Structure

We are a Delaware corporation, and our business is operated through two operating partnerships, BGC U.S. and BGC Global. Immediately after the closing of this offering, we will hold                      and                          units, representing approximately                          % and                      % of the outstanding limited partnership interests, in BGC U.S. and BGC Global, respectively. The remaining                      and                      units, representing approximately                      % and                      % of the outstanding limited partnership interests, in BGC U.S. and BGC Global, respectively, will be held by BGC Holdings. Our working partners and Cantor will hold all of the BGC Holdings limited partnership interests, other than the special voting limited partnership interest, which entitles the holder to remove and appoint the general partner of BGC Holdings, that we will hold.

BGC Holdings limited partnership interests issued to Cantor, including those transferred to our working partners in redemption of their current limited partnership interests in Cantor, will consist of BGC Holdings units and rights to exchange such units for shares of our capital stock as described below, which we refer to as the “BGC exchange rights.” Cantor will hold all of the BGC exchange rights. The BGC exchange rights and their related units will be exchangeable from time to time by Cantor, commencing one year after this offering for shares of Class B common stock (or at Cantor’s election, shares of our common stock) on a one-for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors, or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange.

With each exchange of a BGC exchange right and its related unit by Cantor, our interest in BGC U.S. and BGC Global will proportionately increase. Once we receive a BGC Holdings limited partnership interest consisting of a BGC exchange right and the related BGC Holdings unit, all rights associated with the exchange right shall expire.

We anticipate that we will consolidate the financial statements of BGC U.S. and BGC Global. We anticipate that Cantor’s and our working partners’ ownership interest in BGC U.S. and BGC Global, through their ownership of BGC Holdings units, will be accounted for as a minority interest in our financial statements after this offering and all separation agreements are finalized.

Immediately after the closing of this offering, there will be                      shares of our common stock outstanding, all of which will be held by persons who purchase shares in this offering. In addition, Cantor will hold                      shares of Class B common stock and the single share of Class C common stock, which collectively will represent approximately                      % of our voting power. Each share of Class B common stock will generally be entitled to the same rights as a share of Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Class B common stock will be entitled to 10 votes. The Class C common stock will not be entitled to any economic rights, but will be entitled to vote on matters submitted to a vote of our stockholders and will be entitled to the total number of votes underlying the outstanding BGC exchange rights on an as-if-exchanged basis (assuming all BGC exchange rights and their related units (including units held by our working partners that were acquired in redemption of their limited partnership interests in Cantor with respect to which Cantor is required to exercise its right of first refusal) were exchanged for Class B common stock). As a result, Cantor will initially be able to control the election of our directors and control our management and affairs, including determinations with respect to acquisitions, dispositions, material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. The voting power of the Class C common stock will fluctuate over time as the BGC exchange rights are exchanged, or additional BGC exchange rights are issued. Class B common stock and Class C common stock generally will vote together with our Class A common stock on all matters submitted to a vote of our stockholders.

Our business is presently being operated by Cantor and its affiliates. In connection with or prior to this offering, we have formed BGC Partners, BGC Holdings, BGC U.S. and BGC Global. In a series of transfers to be completed in connection with this offering, Cantor will transfer certain of its assets and liabilities and all of the issued and outstanding stock of Euro Brokers to BGC Partners, Inc. We refer to these transfers as the “separation.” The assets and liabilities that Cantor will transfer to BGC Partners will include:

•	all of Cantor’s interests in the subsidiaries that operate BGC’s inter-dealer brokerage business and Cantor’s market data businesses,

•	all of Cantor’s rights and obligations to share revenues with eSpeed in respect of clearing, processing and other back office services under the joint services agreement, and

•	certain indebtedness in the aggregate amount of $250 million incurred by Cantor to fund the business of BGC.

After this offering, Cantor will continue to hold its equity capital markets, debt capital markets and gaming businesses, its interests in eSpeed, certain greenhouse gas, energy, environmental and emission allowances businesses, the equity derivatives inter-dealer brokerage business of the Equities Division of Cantor and certain other businesses.

The graphic below illustrates our expected ownership structure immediately after completion of the separation and this offering. It does not reflect the various subsidiaries of BGC Partners, BGC U.S., BGC Global or Cantor, the exercise, if any, of the underwriters’ over-allotment option or the results of any exchange of the BGC exchange rights and their related units.

Expected Ownership Structure Immediately after Completion

of the Separation and This Offering

Prior to the closing of this offering, BGC Partners will distribute approximately $150 million of its cash and accrued commissions receivable balances as of                     , 2007, to Cantor, and BGC Partners will settle all receivables and payables between it and related parties, other than eSpeed.

You should read “Risk Factors—Risks Related to the Separation,” “The Separation of Our Business and the BGC Partners Organizational Structure,” “Certain Relationships and Related Transactions” and “Description of Capital Stock” for additional information about our corporate structure and the risks posed by this structure.

Recent Developments

In November 2006, we acquired Aurel Leven, one of the leading independent inter-dealer brokers in France, active in the equities, equity derivatives and fixed income markets. We believe that Aurel Leven will add scale to our equity derivatives franchise and will expand our reach into Europe.

In December 2006, we acquired AS Menkul, an established broker in Turkey. AS Menkul is a member of the Istanbul Stock Exchange and, as such, has direct access to the Turkish equities market and the Turkish electronic bond market.

Company Information

We conduct substantially all of our business through our subsidiaries.

Our executive offices are located at 199 Water Street, New York, New York 10038, and our telephone number is (800) 707-8865. Our website is located at www.bgcpartners.com and our email is info@bgcpartners.com. The information contained on our website is not part of this prospectus. BGC Partners, Inc. is a Delaware corporation formed on November 29, 2006.

Our largest stockholder is Cantor, which controls our company. Immediately following this offering, Cantor will hold approximately                      shares of Class B common stock and our one share of Class C common stock. Class B common stock will entitle Cantor to 10 votes per share, thereby entitling Cantor to                      votes, representing approximately                      % of our voting power immediately after this offering with respect to those shares of Class B common stock. The single share of Class C common stock will be entitled to the total number of votes underlying the BGC exchange rights held by Cantor on an as-if-exchanged basis (assuming all BGC exchange rights and their related units (including units held by our working partners that were acquired in redemption of their limited partnership interests in Cantor with respect to which Cantor is required to exercise its right of first refusal) were exchanged for Class B common stock), representing                      % of our voting power immediately after this offering. After this offering, Cantor will collectively be entitled to approximately                      % of our voting power. The BGC exchange rights and their related units will be exchangeable from time to time by Cantor, commencing one year after this offering, for shares of Class B common stock, or upon Cantor’s election, shares of our common stock, in each case on a one-for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors, or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange.

We will have an ongoing relationship with Cantor and its subsidiaries and affiliates, including eSpeed, after the separation and this offering, including several agreements with Cantor that are intended to define and regulate our ongoing relationship with Cantor after the separation and this offering. For a further discussion, see “Certain Relationships and Related Transactions.”

This Offering

Class A common stock offered by BGC Partners (a)	shares

Shares of all classes of BGC Partners

common stock to be outstanding

immediately following this offering:

Class A common stock	shares of Class A common stock (b)

Class B common stock	shares of Class B common stock (c)

Class C common stock	One share of Class C common stock

Use of Proceeds:

By BGC Partners

We estimate that we will receive net proceeds from this offering of approximately $                     million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $                     per share, which represents the mid-point of the range set forth on the cover page of this prospectus.

As described in “Use of Proceeds,” we intend to use the net proceeds as follows:

•

to repurchase shares of our common stock from certain of our and our affiliates’ executive officers for an aggregate of $                     million (such funds will be used to repay borrowings or pay required capital contributions on the closing date of this offering, for the substantial majority of which Cantor is the lender or in the case of capital contributions, the recipient) and pay to Cantor an aggregate of $                     million in exchange for BGC Holdings limited partnership interests acquired by Cantor from certain of our executive officers, and

•	to purchase of the BGC U.S. limited partnership interests and of the BGC Global limited partnership interests held by Cantor immediately after this offering for an aggregate of $ million.

The remaining net proceeds (including the net proceeds from any shares of our Class A common stock sold pursuant to the underwriters’ over-allotment option) will be indirectly contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests.

BGC U.S. and BGC Global intend to use the net proceeds they receive from BGC Partners as follows:

•	to repay existing indebtedness in aggregate principal amount of $150 million owed by BGC to Cantor, and

•	for general corporate purposes.

By Cantor	Cantor will use the net proceeds it receives in connection with the separation and this offering for general partnership purposes.

Voting Rights

Each share of our common stock will entitle its holder to one vote per share, thereby entitling holders of our common stock to                      votes, representing approximately                      % of our voting power in the aggregate immediately after this offering. Class B common stock will entitle Cantor to 10 votes per share, thereby entitling Cantor to                      votes, representing approximately                      % of our voting power immediately after this offering with respect to those shares of Class B common stock.

The single share of Class C common stock will be entitled to the total number of votes underlying the outstanding BGC exchange rights on an as-if-exchanged basis (assuming all such BGC exchange rights and their related units (including units held by our working partners that were acquired in redemption of their limited partnership interests in Cantor with respect to which Cantor is required to exercise its right of first refusal) were exchanged for Class B common stock), representing                      % of our voting power immediately after this offering. This means that the share of Class C common stock will have the voting power associated with the shares of Class B common stock that would be issued upon exchange of all of these outstanding BGC exchange rights and their related units for shares of Class B common stock. For example, if the outstanding BGC exchange rights and their related units were exchangeable for 50,000,000 shares of Class B common stock, the share of Class C common stock would be entitled to 500,000,000 votes. The voting power of the Class C common stock will fluctuate over time as the BGC exchange rights are exchanged or additional BGC exchange rights are issued.

Class B common stock and Class C common stock generally will vote together with our common stock on all matters submitted to a vote of our stockholders.

See “The Separation of Our Business and the BGC Partners Organizational Structure,” “Certain Relationships and Related Transactions” and “Description of Capital Stock.”

Economic Rights

Pursuant to our amended and restated certificate of incorporation, which we refer to as our “certificate of incorporation,” each share of our common stock and Class B common stock will be entitled to equal economic rights. However, the Class C common stock will have no economic rights, including no rights to dividends or to participate in liquidation.

Dividend Policy

We expect to use a substantial portion of the cash we receive from BGC U.S. and BGC Global to distribute as dividends to our common stockholders or to reinvest in BGC U.S. and BGC Global on a pro rata basis with BGC Holdings. See “Dividend Policy.”

Risk Factors	For a discussion of factors you should consider before buying shares of our common stock, see “Risk Factors.”

Listing	We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “BGCP.”

(a)	Excludes shares of our common stock that may be purchased by the underwriters pursuant to the exercise of the underwriters’ over-allotment option.

(b)	Includes shares of our common stock to be sold pursuant to this offering, but excludes (1) shares of our common stock issuable upon exchange of shares of outstanding Class B common stock, (2) shares of our common stock issuable pursuant to future exchanges of BGC exchange rights and their related units outstanding immediately after this offering in the event that Cantor were to elect to exchange all of those BGC exchange rights and their related units for our common stock and (3) shares of our common stock reserved for issuance in connection with our Equity Incentive Plan, our Employee Stock Purchase Plan and our Deferral Plan, none of which will have been granted or be subject to awards immediately following this offering.

(c)	Excludes shares of Class B common stock issuable pursuant to future exchanges of BGC exchange rights and their related units outstanding immediately after this offering. If, immediately following this offering, all of the BGC exchange rights and their related units then outstanding were exchanged for Class B common stock, Class B common stock would represent approximately % of our outstanding common equity (or approximately % of our outstanding common equity if the underwriters’ over-allotment option is exercised in full) and would represent approximately % of our voting power (or approximately % of our outstanding voting power if the underwriters’ over-allotment option is exercised in full). See “Description of Capital Stock.”

Summary Historical and Pro Forma Combined Data

The following table sets forth the summary of the historical combined financial information and other data of BGC and summary pro forma combined financial information of BGC Partners, Inc.

The summary historical combined financial data of BGC as of September 30, 2006 and December 31, 2005 and 2004 and for the nine months ended September 30, 2006 and for each of the years ended December 31, 2005, 2004 and 2003 have been derived from the BGC Division’s audited historical combined financial statements included elsewhere in this prospectus. The summary historical combined financial data as of and for the nine months ended September 30, 2005 are from the unaudited historical combined financial statements included elsewhere in this prospectus. The summary historical combined financial data as of December 31, 2003 and September 30, 2005 are derived from unaudited historical financial statements which are not included in this prospectus. This financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined Financial Statements and the accompanying Notes thereto included elsewhere in this prospectus.

We derived the unaudited pro forma combined statement of operations data for the nine months ended September 30, 2006 and the year ended December 31, 2005 and the unaudited pro forma statement of financial condition data as of September 30, 2006 by applying pro forma adjustments to our historical statements of operations data for the nine months ended September 30, 2006 and the year ended December 31, 2005 and our historical statement of financial condition data as of September 30, 2006. The unaudited pro forma combined statement of operations data for the nine months ended September 30, 2006 and the year ended December 31, 2005 and the unaudited pro forma combined statement of financial condition data at September 30, 2006 present the consolidated results of operations and financial position of BGC Partners, Inc. assuming that the proposed organizational changes described in “The Separation of Our Business and the BGC Partners Organizational Structure” had been completed as of January 1, 2005 with respect to the unaudited pro forma combined statement of operations data and at September 30, 2006 with respect to the unaudited pro forma combined statement of financial condition data.

The BGC Partners, Inc. pro forma adjustments principally give effect to the impact of the proposed organizational change as described in “The Separation of Our Business and the BGC Partners Organizational Structure” as well as the following matters:

•	the acquisition of Euro Brokers and ETC Pollak as if the acquisitions had occurred on January 1, 2005,

•	the rights and obligations to receive electronic revenue share in respect of transactions processed on the electronic trading platform under the joint services agreement,

•	the effect of the creation of the Service Company Entity,

•	the effect of our current proposed compensation arrangements with our executive officers, and

•	this offering and our use of a portion of the proceeds to repay debt as described in “Use of Proceeds.”

The summary pro forma combined financial data is included for informational purposes only and should not be considered indicative of actual results that would have been achieved had these events actually been consummated on the dates indicated and do not purport to indicate results of operations as of any future date or for any future period.

	Year Ended December 31,				Nine Months Ended September 30,
				2005			2006
Combined Statement of Income Data:	2003	2004	2005	Pro Forma	2005	2006	Pro Forma
	($ in thousands)
Revenues:
Commissions	$123,811	$165,410	$343,327	$480,073	$235,790	$373,779	$393,216
Principal transactions	121,680	125,272	119,586	120,578	96,926	107,484	107,484
Fees from related parties	8,389	11,501	13,059	13,059	10,126	16,499	16,499
Market data	10,825	14,307	16,283	16,283	12,027	13,136	13,136
Other revenues	26,992	11,331	11,480	11,901	12,551	36,177	36,177

Total revenues	291,697	327,821	503,735	641,894	367,420	547,075	566,512
Expenses:
Compensation and employee benefits	154,075	193,405	386,752	488,462	274,440	385,094	385,094
Other expenses	95,173	130,770	220,567	250,971	160,840	228,168	233,844

Total expenses	249,248	324,175	607,319	739,433	435,280	613,262	618,938

(Loss) income from continuing operations before income taxes and minority interest	42,449	3,646	(103,584)	(97,539)	(67,860)	(66,187)	(52,426)
Provision (benefit) for income taxes	13,871	2,577	(7,634)	(7,634)	321	(71)	(71)
Gain (loss) applicable to minority interest	17	(54)	(16)	(16)	(4)	17	17

(Loss) income from continuing operations	28,561	1,123	(95,934)	(89,889)	(68,177)	(66,133)	(52,372)
Loss from discontinued operation, net of income tax	—	—	(117)	(117)	—	(650)	(650)
Cumulative effect of change in accounting principle, net of income tax	—	—	—	—	—	(10,080)	(10,080)

Net (loss) income	$28,561	$1,123	$(96,051)	$(90,006)	$(68,177)	$(76,863)	$(63,102)

Combined Statement of Financial Condition Data:
Cash and cash equivalents	$17,417	$19,215	$127,367	—	$56,262	$138,514	$138,514
Total assets	232,052	454,409	875,059	—	757,042	1,908,019	1,908,019
Total liabilities	110,047	340,153	709,803	—	604,241	1,782,438	1,782,438
Total net assets	$114,902	$107,208	$158,224	—	$145,757	$118,532	$118,532

Selected Data:
Total brokers	467	551	1,103	1,103	964	1,064	1,064
Total employees	695	774	1,526	1,526	1,380	1,518	1,518

Revenues by Geographic Area:
Americas	$31,859	$46,700	$159,464	$249,701	$107,007	$180,750	$200,187
Europe	234,951	253,268	296,360	357,227	227,218	313,651	313,651
Asia	24,887	27,853	47,911	34,965	33,195	52,674	52,674

Total Revenues	$291,697	$327,821	$503,735	$641,894	$367,420	$547,075	$566,512

Glossary

Unless the context otherwise requires, the terms:

•	“BGC Partners,” “we,” “us” and “our” refer to BGC Partners, Inc., a Delaware corporation and its subsidiaries, including BGC Holdings, BGC U.S. and BGC Global and their subsidiaries,

•

“BGC U.S.” refers to BGC Partners, L.P., a Delaware limited partnership, and its subsidiaries, which will manage and hold all of the interests, directly or indirectly, in the operating entities of our U.S. businesses,

•

“BGC Global” refers to BGC Global Holdings, L.P., a Cayman Islands limited partnership, and its subsidiaries, which will manage and hold all of the interests, directly or indirectly, in the operating entities of our non-U.S. businesses,

•

“BGC Holdings” refers to BGC Holdings, L.P., a Delaware limited partnership, and its subsidiaries, which will manage and hold all of the interests owned indirectly by Cantor and by our working partners in BGC U.S. and BGC Global,

•	“BGC” or “BGC Division” refers to our predecessor business prior to the separation,

•	“Cantor” refers to Cantor Fitzgerald, L.P., a Delaware limited partnership, its general partner and its subsidiaries other than BGC Partners,

•	“BGC working partners” or “our working partners” refers to the individuals who are limited partners of BGC Holdings and who provide full-time services to BGC Partners, and

•

“our business” refers to the business of BGC Financial Group, Inc. (formerly known as Maxcor Financial Group Inc.), including its Euro Brokers subsidiaries, which we refer to as “Euro Brokers,” the business of ETC Pollak SAS, which we refer to as “ETC Pollak,” the business of Aurel Leven Securities S.A.S., which we refer to as “Aurel Leven,” the business of AS Menkul Kiymetler A.S., which we refer to as “AS Menkul,” Cantor’s interests in Freedom International Holdings, L.P. (which holds an interest in Freedom International Brokerage L.P.), which we refer to as “Freedom,” which Cantor intends to contribute to BGC Partners, and the other inter-dealer brokerage, electronic brokerage services and market data businesses, historically operated by Cantor, that Cantor intends to contribute to BGC Partners. After this offering, Cantor will continue to hold its equity capital markets, debt capital markets and gaming businesses, its interests in eSpeed, certain greenhouse gas, energy, environmental and emission allowances businesses, the equity derivatives inter-dealer brokerage business of the Equities Division of Cantor and certain other businesses.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to purchase shares of our common stock offered pursuant to this prospectus. The risk factors set forth below primarily relate to the business of BGC U.S. and BGC Global. These risks also affect BGC Partners because, after the closing of this offering, BGC Partners will have an interest in BGC U.S. limited partnership interests, BGC Global limited partnership interests, the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings. The following risks comprise the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the events or developments described below actually occurred, our business, financial condition and results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

Because competition for the services of brokers is intense, we may not be able to attract and retain highly skilled brokers, which could adversely impact our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

We strive to provide high-quality brokerage services that allow us to establish and maintain long-term relationships with our customers. Our ability to continue to provide these services and maintain these relationships depends, in large part, upon our brokers. As a result, we must attract and retain highly qualified brokerage personnel. In recent years, we have significantly grown the number of brokers in our business through new hires and acquisitions of existing businesses, and we intend to continue to do so in the future. Competition for the services of brokers is intense, especially for brokers with extensive experience in the specialized markets in which we participate or may seek to enter. If we are unable to hire or retain highly qualified brokers, including retaining those at businesses we acquire, we may not be able to enter new brokerage markets or develop new products. If we lose one or more of our brokers in a particular market in which we participate, our revenues may decrease and we may lose market share in that particular market.

In addition, recruitment and retention of qualified brokers could result in substantial additional costs. We have been a party to, or otherwise involved in, several litigations and arbitrations involving competitor claims in connection with new employee hires. We may also pursue our rights through litigation when competitors hire our employees who are under contract with us. We are currently involved in litigations and/or arbitrations with our competitors relating to new employee hires and/or departures. We believe such proceedings are common in our industry due to its highly competitive nature. An adverse settlement or judgment related to these or similar types of claims could have a material adverse effect on our financial condition. Regardless of the outcome of these claims, we generally incur significant expenses and require substantial management time to deal with these claims. See “Business—Legal Proceedings.”

If we fail to attract new personnel, or fail to retain and motivate our current personnel, or if we incur increased costs associated with attracting and retaining personnel (such as litigation, arbitration, sign-on or guaranteed bonuses or forgivable loans), our revenues could be adversely impacted and, as a result, our business, financial condition and results of operations could be materially adversely affected.

We face strong competition from brokerage and financial services firms, many of which have greater market presence, marketing capabilities and technological and personnel resources than we do, which could lead to pricing pressures which could adversely impact our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

The brokerage and financial services industries are intensely competitive, and we expect them to remain so. We compete directly with numerous other brokerage firms. We also compete with companies that provide alternative products, such as contracts traded on futures exchanges, and trading processes, such as the direct dealer-to-dealer market for government securities and stock exchange markets for corporate equities and other securities. Although we often use exchanges to execute transactions brokered in OTC markets, we increasingly compete with exchanges for the execution of trades in certain products, mainly in derivatives such as futures, options and options on futures. Some of our competitors have greater market presence, marketing capabilities and financial, technological and personnel resources than we do and, as a result, our competitors may be able to:

•	develop and expand their network infrastructures and service offerings more efficiently or more quickly than we can,

•	adapt more swiftly to new or emerging technologies and changes in customer requirements,

•	take advantage of acquisitions and other opportunities more effectively than we can,

•	hire our brokers and other key employees,

•	devote greater resources to the marketing and sale of their products and services,

•	more effectively leverage existing relationships with customers and strategic partners or exploit more recognized brand names to market and sell their services,

•	provide a lower cost structure and lower commissions,

•	provide access to trading in products or a range of products that we do not offer, and

•	develop services similar to ours or new services that are preferred by our customers.

In addition, new competitors may emerge and entire product lines may be threatened by new technologies or market trends that reduce the value of these existing product lines. If we are not able to compete successfully in the future, our revenues could be adversely impacted and as a result our business, financial condition and results of operations could be materially adversely affected.

In addition, competition for brokerage transactions has resulted in substantial commission discounting by brokers competing with us for our brokerage business. Further discounting could adversely impact our revenues and as a result could materially adversely affect our business, financial condition and results of operations. The market for hiring brokers of various securities and financial products is also highly competitive which, from time to time, may result in litigation and/or arbitration. See “Business—Legal Proceedings.”

Our operations also include the sale of pricing and transactional information produced by our brokerage operations to securities information processors and/or vendors. There is a high degree of competition in pricing and transaction reporting products and services, and such businesses may become more competitive in the future. Competitors and customers of our brokerage businesses have together and individually offered market information services in competition with those offered and expected to be offered by us.

Consolidation in the brokerage, exchange and financial services industries could materially adversely affect our business, financial condition and results of operations because we may not be able to compete successfully.

In recent years, there has been substantial consolidation and convergence among companies in the brokerage, exchange and financial services industries, resulting in increased competition. Continued consolidation in the financial services industry and especially among our customers could lead to the exertion of additional pricing pressure by our primary customers, impacting the commissions we generate from our brokerage services. Further, the recent consolidation among exchange firms, and expansion by these firms into derivative and other non-equity trading markets, will increase competition for customer trades and place additional pricing pressure on commissions and spreads. These developments have increased competition from firms with potentially greater access to capital resources than us. Finally, consolidation among our competitors other than exchange firms could result in increased resources and product or service offerings for our competitors. If we are not able to compete successfully in the future, our business, financial condition and results of operations could be materially adversely affected.

We may pursue strategic alliances, acquisitions or joint ventures or hire brokers for new or existing brokerage desks, which could present unforeseen integration obstacles or costs and could dilute the common stock owned by our stockholders.

We have explored and expect to continue to explore a wide range of strategic alliances with other brokers and with other companies that have interests in businesses in which we see brokerage opportunities. See “Prospectus Summary—Recent Developments” and “—We are generally subject to risks inherent in doing business in the international markets, particularly in the regulated brokerage industry, and any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, and our business could be adversely affected” for a discussion of the risks inherent in international expansion. We also may seek to hire brokers for new or existing brokerage desks. These acquisitions or new hires may be necessary in order for us to enter into or develop new product areas.

Strategic alliances, acquisitions, joint ventures and new hires involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and product development and distraction of management,

•	difficulty retaining and integrating personnel and integrating financial and other systems,

•	the necessity of hiring additional management and other critical personnel and integrating them into our current operations,

•	litigation and/or arbitration associated with hiring brokerage personnel (see “Business—Legal Proceedings”),

•	increasing the scope, geographic diversity and complexity of our operations,

•	potential dependence upon, and exposure to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control,

•	potential unfavorable reaction to our strategic alliance, acquisition or joint venture strategy by our customers,

•

to the extent that we pursue business opportunities outside the U.S., exposure to political, economic, legal, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities,

•	the up-front costs associated with recruiting brokerage personnel, including those costs associated with establishing a new brokerage desk,

•	conflicts or disagreements between any strategic alliance or joint venture partners and us, and

•	exposure to additional liabilities of any acquired business, strategic alliance or joint venture.

As a result of these risks and challenges, we may not realize any anticipated benefits from strategic alliances, acquisitions or joint ventures, and such strategic alliances, acquisitions or joint ventures may in fact materially adversely affect our business, financial condition and results of operations. In addition, future strategic alliances, acquisitions or joint ventures or the hiring of new brokerage personnel may involve the issuance of additional shares of our common stock, which may dilute your ownership of us.

If we are unable to continue to identify and exploit new market opportunities, our revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

As more participants enter our markets, the resulting competition often leads to lower commissions. This may result in a decrease in revenues in a particular market even if the volume of trades we handle in that market increases. As a result, our strategy is to broker more trades and increase market share in existing markets and to seek out new markets in which we believe we can charge higher commissions. Pursuing this strategy may require significant management attention and broker expense. We may not be able to attract new customers or successfully enter new markets. If we are unable to continue to identify and exploit new market opportunities on a timely and cost-effective basis, our revenues may decline and as a result our business, financial condition and results of operations could be materially adversely affected.

Our ability to retain our key employees and the ability of certain key employees to devote adequate time to us is critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

Our people are our most important resource. We must retain the services of our key employees and strategically recruit and hire new talented employees to obtain customer transactions that generate substantially all our revenues.

Mr. Howard W. Lutnick, who will serve as our Co-Chief Executive Officer and Chairman, is also the Chairman of the Board and Chief Executive Officer of Cantor, the controlling stockholder of CF Group Management, Inc., Cantor’s managing general partner, which we refer to as “CFGM,” and is the Chairman, Chief Executive Officer and President of eSpeed. In addition, Mr. Lee M. Amaitis, who will serve as our Co-Chief Executive Officer and a member of our board of directors, is currently employed as Vice Chairman and Executive Vice President of eSpeed (although we expect him to step down from this position after the completion of this offering), Chairman and Chief Executive Officer of BGC International (formerly known as Cantor Fitzgerald International), which we refer to as “BGCI,” and BGC Partners, L.P., President and Chief Executive Officer of Cantor Index Limited and holds positions at various gaming affiliates of Cantor. Mr. Stephen M. Merkel, who will serve as our Executive Vice President, General Counsel and Secretary, is employed as Executive Vice President, General Counsel and Secretary of eSpeed and Executive Managing Director, General Counsel and Secretary of Cantor. Douglas R. Barnard, who will serve as our Chief Financial Officer, is also the Chief Financial Officer of Cantor. Messrs. Lutnick, Merkel and Barnard hold Cantor partnership interests and equity ownership in eSpeed and will not have these interests redeemed as part of either the separation or this offering. In addition, these executive officers also hold and/or will hold offices at various other affiliates of Cantor, BGC and/or eSpeed. See “—Risks Related to Conflicts of Interest—We will have potential conflicts of interest with Cantor and eSpeed, and Cantor or eSpeed could act in a way that favors their interests to our detriment.” As a result, these key employees dedicate only a portion of their professional efforts to our business and operations. These key employees may not be able to dedicate adequate time to our business and operations and we could experience an adverse effect on our operations due to the demands placed on our management team by their other professional obligations.

The BGC Holdings limited partnership agreement, which will include non-competition and other arrangements applicable to our key employees who will be limited partners of BGC Holdings, may not prevent our key employees from resigning or competing against us. See “Management—Executive Compensation—Compensation Discussion and Analysis—Employment Agreements” and “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Partner Obligations.” In addition, our success has largely been dependent on the efforts of Messrs. Lutnick, Amaitis and Shaun D. Lynn and our other executive officers, managers and personnel who possess extensive skills in our business. Should Mr. Lutnick leave or otherwise become unavailable to render services to us, control of BGC Partners would likely pass to Cantor, and indirectly pass to the then controlling stockholder of CFGM, Cantor’s managing general partner, or to such other general partner as CFGM shall appoint. Although we expect that our named executive officers will enter into non-competition agreements with respect to our business, the scope of such agreements will not prohibit such named executive officers from offering services to Cantor or its affiliates. If any of our key employees, including Messrs. Lutnick, Amaitis and Lynn, were to join an existing competitor, form a competing company, offer services to Cantor that compete with our services or otherwise leave us, some of our customers could choose to use the services of that competitor or another competitor instead of our services, which could adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

Difficult market conditions, economic conditions and geopolitical uncertainties could adversely affect our business in many ways by negatively impacting our revenues in the financial markets in which we offer services, which could have a material adverse effect on our business, financial condition and results of operations.

Difficult market conditions, economic conditions and geopolitical uncertainties have in the past adversely affected and may in the future adversely affect our business and profitability. Our business and the brokerage and financial services industry in general are directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. In each of the past three years and in the nine months ended September 30, 2006, over 84% and 87%, respectively, of our revenues were generated by our brokerage operations. As a result, our revenues and profitability are likely to decline significantly during periods of low trading volume in the financial markets in which we offer our services. The financial markets and the global financial services business are, by their nature, risky and volatile and are directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our results and profitability. These factors include:

•	economic and political conditions in the U.S., Europe and elsewhere in the world,

•	concerns about terrorism, war and other armed hostilities,

•	concerns over inflation and wavering institutional and consumer confidence levels,

•	the availability of cash for investment by our dealer customers and their customers,

•	the level and volatility of interest rates and foreign currency exchange rates,

•	the level and volatility of trading in certain equity and commodity markets,

•	the level and volatility of the difference between the yields on corporate securities being traded and those on related benchmark securities (which we refer to as “credit spreads”), and

•	currency values.

Low trading volume or declining prices generally result in reduced revenues. Under these conditions, profitability is adversely affected since many costs, including certain aspects of commissions, compensation and bonuses, are fixed. In addition, although less common, some of our brokerage revenues are determined on the basis of the value of transactions or on credit spreads. For these reasons, decreases in trading volume or declining prices or credit spreads could have a material adverse effect on our business, financial condition and results of operations.

Employee misconduct or error could harm us by impairing our ability to attract and retain customers and subjecting us to significant legal liability and reputational harm; moreover, this type of misconduct is difficult to detect and deter and error is difficult to prevent.

Employee misconduct or error could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to deter employee misconduct, and the precautions taken to prevent and detect employee misconduct may not always be effective. Misconduct by employees could include engaging in improper or unauthorized transactions or activities, failing to properly supervise other employees, or improperly using confidential information. Employee errors, including mistakes in executing, recording or processing transactions for customers, could cause us to enter into transactions that customers may disavow and refuse to settle, which could expose us to the risk of material losses even if the errors are detected and the transactions are unwound or reversed. If our customers are not able to settle their transactions on a timely basis, the time in which employee errors are detected may be increased and our risk of material loss could be increased. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. It is not always possible to deter employee misconduct or error, and the precautions we take to detect and prevent this activity may not be effective in all cases.

The industry in which we operate is subject to significant regulation. This often imposes regulatory capital requirements on our regulated entities, and a significant operating loss or any extraordinary charge against capital could adversely affect our ability to expand or, depending upon the magnitude of the loss or charge, even to maintain the current level of our business.

Many aspects of our business, like those of other brokerage firms, are subject to significant capital requirements. In the U.S., the Securities and Exchange Commission, which we refer to as the “SEC,” the National Association of Securities Dealers, Inc., which we refer to as the “NASD,” and various other regulatory bodies (including the Commodity Futures Trading Commission, which we refer to as the “CFTC,” and the National Futures Association, which we refer to as the “NFA”) have stringent provisions with respect to capital applicable to the operation of brokerage firms, which vary depending upon the nature and extent of the broker-dealer’s activities. We operate two U.S.-registered broker-dealers: BGC Securities and BGC Financial, Inc. These broker-dealers are each subject to SEC and NASD net capital requirements. See “Business—Regulation—Capital Requirements—U.S.” for a further discussion of domestic capital requirements.

Our international operations are also subject to capital requirements, which we refer to as “non-U.S. net capital requirements.” BGCI and certain of our subsidiaries that are incorporated in the U.K. are subject to capital requirements established by the Financial Services Authority, which we refer to as the “FSA.” The FSA also applies stringent provisions with respect to capital applicable to the operation of these brokerage firms, which vary depending upon the nature and extent of their activities. In addition, the majority of our other foreign subsidiaries are subject to similar regulation by the relevant authorities in the countries in which they do business. These regulations often include minimum capital requirements. See “Business—Regulation—Other Regulation” for a listing of the other regulating entities to which we are subject in other foreign jurisdictions and see “Business—Regulation—Capital Requirements—Non-U.S.” for a further discussion of international capital requirements.

While we expect to continue to maintain levels of capital in excess of regulatory minimums, there can be no assurance that such will be the case in the future. If we fail to maintain the required capital, we will be required to suspend our broker-dealer operations during the period that we are not in compliance with our capital requirements, and may be subject to suspension or revocation of registration by the SEC and NASD or withdrawal of authorization or other disciplinary action from domestic and international regulators, which would have a material adverse effect on our business. In addition, if we fail to maintain the capital required by clearing organizations of which we are members, our ability to clear through those clearing organizations may be impaired, which may adversely affect our ability to process trades. If the capital rules are changed or expanded, or if there is an unusually large charge against capital, operations that require the intensive use of capital would be limited. Our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which, in turn, could limit our ability to pay dividends, repay debt and redeem or purchase shares of our common stock. In addition, we may become subject to capital requirements in other foreign jurisdictions in which we currently operate or in which we may enter. We cannot predict our future capital needs or our ability to obtain additional financing. For a further discussion of our capital requirements, see “Business—Regulation.”

We have incurred substantial losses in recent periods and may incur losses in the future.

We have incurred substantial losses in several recent periods as we have sought to expand our operations quickly. We recorded net losses of $96.1 million and $76.9 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. We also recorded net losses in certain quarters within other fiscal years. We may incur losses in future periods. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we may not achieve and maintain profitability in future periods.

Due to our current customer concentration, a loss of two, three or more of our significant customers could harm our business, financial condition and results of operations.

For the nine months ended September 30, 2006, our top 10 customers, collectively, accounted for approximately 38.7% of our revenues. If we were to lose two, three or more of these significant customers for any reason and not be compensated for such loss by doing additional business with other customers or by adding new customers, our revenues would decline significantly and our business, financial condition and results of operations would suffer.

Our brokerage activities are subject to credit and performance risks, which could result in us incurring significant losses and as a result could materially adversely affect our business, financial condition and results of operations.

Our brokerage activities are subject to credit and performance risks. For example, our customers may not deliver securities to one of our operating subsidiaries which has sold those securities to another customer. If the securities due to be delivered have increased in value, there is a risk that we may have to expend our own funds in connection with the purchase of other securities to consummate the transaction. While we take steps to ensure that our customers and counterparties have high credit standings and that financing transactions are adequately collateralized, the large dollar amounts that may be involved in our brokerage and financing transactions could subject us to significant losses if, as a result of customer or counterparty failures to meet commitments, we were to incur significant losses in liquidating or covering our positions in the open market.

We have adopted policies and procedures to identify, monitor and manage our credit risk, in both agency and principal transactions, through reporting and control procedures and by monitoring credit standards applicable to our customers or counterparties. These policies and procedures, however, may not be fully effective. Some of our risk management methods depend upon the evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. If our policies and procedures are not fully effective or we are not always successful in monitoring or evaluating the risks to which we are, or may be, exposed, our financial condition and results of operations could be materially adversely affected. In addition, our insurance policies may not provide adequate coverage for these risks.

In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and leave them to settle the trade directly. We are exposed to credit risk for commissions we bill to customers for our agency brokerage services. Our customers may default on their obligations to us due to disputes, bankruptcy, lack of liquidity, operational failure or other reasons. Any losses arising from such defaults could materially adversely affect our business, financial condition and results of operations.

The securities settlement process and the execution of matched principal transactions expose us to risks related to a counterparty failing to fulfill its obligations that may impact our liquidity and profitability and as a result could materially adversely affect our business, financial condition and results of operations.

We often provide brokerage services to our customers in the form of matched principal transactions, in which we act as a “middleman” by serving as counterparty for identified buyers and sellers in matching, in whole or in part, reciprocal back-to-back trades. These principal transactions are then settled through clearing institutions with which we have a contractual relationship.

In executing matched principal transactions, we are exposed to the risk that one of the counterparties to a transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. Our exposure to less liquid markets exacerbates this risk because transactions in these markets tend to be more likely not to settle on a timely basis than transactions in liquid markets. Adverse movements in the prices of securities that are the subject of these transactions can increase our risk. In addition, widespread technological or communication failures, such as those which occurred as a result of the terrorist attacks on September 11, 2001 and the blackout in the eastern portion of the U.S. in August 2003, as well as actual or perceived credit difficulties or the insolvency of one or more large or visible market participants, could cause market-wide credit difficulties or other market disruptions. These failures, difficulties or disruptions could result in a large number of market participants not settling transactions or otherwise not fulfilling their obligations.

We are subject to financing risk in these circumstances because if a transaction does not settle on a timely basis, the resulting unmatched position may need to be financed, either directly by us or through one of our clearing organizations at our expense. These charges may be recoverable from the failing counterparty, but sometimes they are not. In addition, in instances where the unmatched position or failure to deliver is prolonged or widespread due to rapid or widespread declines in liquidity for an instrument, there may also be regulatory capital charges required to be taken by us, which, depending on their size and duration, could limit our business flexibility or even force the curtailment of those portions of our business requiring higher levels of capital. Credit or settlement losses of this nature may impact our liquidity and profitability and as a result could adversely affect our business, financial condition and results of operations.

We have market risk exposure from unmatched principal transactions entered into by some of our brokerage desks, which could result in losses and have a disproportionate effect on our revenues, financial condition and results of operations for any particular reporting period.

Occasionally our brokerage desks enter into unmatched principal transactions in the ordinary course of business due to errors or to facilitate transactions, add liquidity, improve customer satisfaction, increase revenue opportunities, attract additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. As a result, we have market risk exposure on these unmatched principal transactions. Our exposure varies based on the size of the overall positions, the terms and liquidity of the instruments brokered and the amount of time the positions are held before we dispose of the position.

From a risk management perspective, we monitor risk on an end-of-day basis and desk managers generally monitor such exposure on a continuous basis. Any unmatched positions are intended to be disposed of in the short-term. Due to a number of factors, including the nature of the position and access to the market on which it trades, we may not be able to match the position or effectively hedge our exposure and often may be forced to hold a position overnight that has not been hedged. To the extent these unmatched positions are not disposed of intra-day, we mark these positions to market. Adverse movements in the securities underlying these positions or a downturn or disruption in the markets for these positions could result in a loss. In addition, any principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on our revenues, financial condition and results of operations for any particular reporting period.

We are generally subject to risks inherent in doing business in the international markets, particularly in the regulated brokerage industry, and any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction and our business could be adversely affected.

We provide services and products to customers in North America, Europe and the Asia-Pacific Region through offices in New York, Chicago, Los Angeles, London, Toronto, Hong Kong, Paris, Nyon, Milan, Tokyo, Beijing, Singapore, Mexico City, Copenhagen, Melbourne and Sydney and we may seek to further expand our operations, including through the planned opening of offices in Istanbul and Seoul in 2007. On a geographic basis, approximately 58.8% of our total revenues for the year ended December 31, 2005, and approximately 57.3% and 61.8% of our total revenues for the nine months ended September 30, 2006 and 2005, respectively, were generated by our European operations; 31.7% of our total revenues for the year ended December 31, 2005 and 33.0% and 29.1% of our total revenues for the nine months ended September 30, 2006 and 2005, respectively, were generated by our North American operations; and 9.5% of our total revenues for the year ended December 31, 2005 and 9.7% and 9.1% of our total revenues for the nine months ended September 30,

2006 and 2005, respectively, were generated by our operations in the Asia-Pacific region. There are certain additional political, economic, legal, regulatory, operational and other risks inherent in doing business in international markets, particularly in the regulated brokerage industry. These risks include:

•	less developed automation in exchanges, depositories and national clearing systems,

•	additional or unexpected changes in regulatory requirements, capital requirements, tariffs and other trade barriers,

•	the impact of the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business,

•	possible nationalization, expropriation and regulatory, political and price controls,

•	difficulties in staffing and managing international operations,

•	capital controls, exchange controls and other restrictive governmental actions,

•	any failure to develop effective compliance and reporting systems, which could result in regulatory penalties in the applicable jurisdiction,

•	fluctuations in currency exchange rates,

•	reduced protections for intellectual property rights,

•	adverse labor laws,

•	outbreak of hostilities, and

•	potentially adverse tax consequences arising from compliance with foreign laws and regulations to which our international subsidiaries are subject.

In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws and regulations in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. If we are unable to manage any of these risks effectively, our business could be adversely affected.

If the value of the dollar against the other currencies in which we pay expenses continues to decline or if the value of the dollar against the other currencies in which we earn revenues improves dramatically, our financial results could suffer.

Because our business is global, dramatic exchange rate fluctuations can impact our results. Significant movements in the U.S. dollar against other currencies, including the euro and the British pound, in which we pay expenses or earn profits may have an adverse effect on our financial results. Potential movements in the U.S. dollar against other currencies in which we earn revenues could also adversely affect our financial results.

We expect to be leveraged, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk and prevent us from meeting our obligations under our indebtedness.

We expect to be leveraged. We expect that approximately $250 million of this indebtedness will be with third-party institutions and contain covenants that limit our ability to take selected actions or set financial tests for our business. These covenants could limit our ability to take advantage of certain business opportunities that may arise. In addition, if we are unable to maintain compliance with these covenants, the holders of such indebtedness could declare a default, thereby causing the debt to become immediately due and payable at a premium. If a default were to occur and we were unable to meet our obligations, we would be forced to restructure or refinance our indebtedness, sell additional equity or sell assets.

Our indebtedness could have important consequences for you, including:

•

it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow money, dispose of assets or sell equity for our working capital, capital expenditures, dividend payments, debt service requirements, strategic initiatives or other purposes,

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business,

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage,

•	it may make us more vulnerable to downturns in our business or the economy, and

•	there would be a material adverse effect on our business, financial condition and results of operations if we were unable to service our indebtedness or obtain additional financing, as needed.

We may not be able to obtain additional financing, if needed, on terms that are acceptable, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements.

Our business is dependent upon the availability of adequate funding and sufficient regulatory and clearing capital. Clearing capital is the amount of cash, guarantees or similar collateral that we must provide or deposit with our third-party clearing organizations in support of our obligations under our contractual clearing arrangements with these organizations. Historically, these needs have been satisfied from internally generated funds and capital contributions by limited partners of Cantor. Because each of BGC U.S. and BGC Global is expected to distribute, on a quarterly basis, its available cash to its limited partners, we may not have sufficient internally generated funds and may need to raise additional funds. If for any reason we need to raise additional funds, including in order to meet increased clearing capital requirements arising from growth in our brokerage business or otherwise, we may not be able to obtain additional financing when needed. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

We and the brokerage and financial services industry in general face substantial litigation and regulatory risks, and we may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons, all of which could adversely affect our revenues and as a result could materially adversely affect on our business, financial condition and results of operations.

Many aspects of our business involve substantial risks of liability and, in the normal course of business, we have been a party to lawsuits, arbitrations, investigations and other actions involving primarily claims for damages. Regulatory inquiries and subpoenas or other requests for information or testimony in connection with litigation may cause us to incur significant expenses, including fees for legal representation and fees associated with document production. The risks associated with such potential liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our business, including the expansion into new areas, imposes additional risks of liability. A settlement of, or judgment related to, any such claims or litigation, arbitration, investigation or other action could result in civil or criminal liability, fines, limitations on business activities and other sanctions and otherwise have a material adverse effect on our results of operations and financial condition. Any such action could also cause us significant reputational harm, which, in turn, could seriously harm our business and prospects. In addition, regardless of the outcome of these lawsuits, arbitrations, investigations and other actions, we may incur significant legal and other costs, including substantial management time, dealing with such matters, even if we are not a party to the litigation or a target of the inquiry.

As a brokerage and financial services firm, we depend to a large extent on our relationships with our customers and our reputation for integrity and high-caliber professional services to attract and retain customers. As a result, if one of our customers is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. Substantial legal liability or significant regulatory action against us could adversely affect our revenues and, as a result, could have a material adverse effect on our business, financial condition and results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects. See “Business—Legal Proceedings.”

Extensive regulation of our businesses limits our activities and results in ongoing exposure to the potential for significant penalties, including fines or limitations on our ability to conduct our businesses.

Firms in the financial services industry, including our business, have experienced increased scrutiny in recent years and penalties and fines sought by regulatory authorities, including the SEC, the NASD, state securities commissions, state attorneys general and the FSA have increased accordingly. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate.

The financial services industry, including our business, is subject to extensive regulation. We and our subsidiaries are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer. From time to time, our “associated persons” have been and are subject to periodic investigations which have and may result in disciplinary actions by the SEC, self-regulatory organizations and state securities administrators. See “Business—Legal Proceedings.” In addition, self-regulatory organizations such as the NASD and the NFA, along with statutory bodies such as the FSA and the SEC, require strict compliance with their rules and regulations. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us and are not designed to protect our stockholders. These regulations often serve to limit our activities, including through capital, customer protection and market conduct requirements.

Changes in legislation and in the rules and regulations promulgated by the SEC, the CFTC, the U.S. Department of Treasury, which we refer to as the “Treasury,” the FSA and other domestic and international regulators and self-regulatory organizations, as well as changes in the interpretation or enforcement of existing laws and rules, often directly affect the method of operation and profitability of broker-dealers and could result in restrictions in the way we conduct our business. For example, the U.S. Congress, the Treasury, the Board of Governors of the Federal Reserve System and the SEC are continuing to review the nature and scope of their regulation and oversight of the government securities markets and U.S. markets. In Europe, the implementation of the Markets in Financial Instruments Directive in Europe, which we refer to as the “MIFID,” in November 2007 will involve wide-ranging changes to European financial services regulation. Since the implementing measures are not finalized, the full impact of MIFID is not yet known. Future legislation and/or regulation, and uncertainties resulting from the possibility of legislation and/or regulation, could adversely impact our business. Failure to comply with any of these laws, rules or regulations could result in fines, limitations on business activity, suspension or expulsion from the industry, any of which could have a material adverse effect upon us.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts, including for example principal trading and trading to make markets. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, these policies, controls and procedures may result in increased costs and additional operational personnel. Failure to adhere to these policies, controls and procedures may result in regulatory sanctions or customer litigation.

A portion of our revenues is derived from our sale of market data to third parties, and a decline in customer purchases or adverse new legislation or regulation could have an adverse effect on our business.

A portion of our revenues, 2.4% for the nine months ended September 30, 2006, is derived from our sale of market data to third parties. BGC Market Data is the exclusive source of real-time proprietary pricing and other data derived through BGC Partners and eSpeed for U.S. and European securities and derivatives. If customers cease buying data or making payments, if new legislation or regulation were enacted affecting our right to sell or distribute our market data or if we were to lose access to eSpeed’s proprietary market data, it could have an adverse effect on our business.

Our revenues and profitability could be limited or otherwise adversely affected by pricing plans relating to commissions and fees on our trading platform.

We negotiate from time to time with certain of our customers (including many of our largest customers) to enter into customized volume discount pricing plans. While the pricing plans are designed to encourage our customers to be more active on our electronic trading platform, they limit the amount of commissions payable to us by certain of our most active customers for certain products, which could limit our revenues and constrain our profitability.

Reduced spreads in securities pricing, levels of trading activity and trading through market makers and/or specialists could materially adversely affect our business, financial condition and results of operations.

Computer-generated buy/sell programs and other technological advances and regulatory changes in the marketplace may continue to tighten securities spreads. In addition, new and enhanced alternative trading systems, such as electronic communications networks, have emerged as an alternative for individual and institutional investors, as well as broker-dealers. As such systems do not direct trades through market makers, their use could result in reduced revenues for us. In addition, reduced trading levels could lead to lower revenues which could materially adversely affect our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business.

Our success is dependent, in part, upon our intellectual property. We generally rely primarily on trade secret, contract, copyright, trademark and patent law to establish and protect our rights to our proprietary technology, methods and products. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. We cannot assure you that any of the rights granted under any patent, copyright or trademark that we may obtain will protect our competitive advantages. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws in the U.S. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations. We also may face limitations or restrictions on the distribution of some of the market data generated by our brokerage desks. This may limit the comprehensiveness and quality of the data we are able to distribute or sell.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such claims or litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business. Responding to these claims could also require us to enter into royalty or licensing agreements with the third parties claiming infringement. Such royalty or licensing agreements, if available, may not be available on terms acceptable to us.

Intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Although we take steps to protect ourselves, we cannot assure you that we are or will be aware of all patents or copyrights containing claims that may pose a risk of infringement by our products and services. eSpeed is currently defending a patent infringement claim, which could have a material adverse effect on our business given our use of eSpeed technologies.

In addition, in the past several years, there has been a proliferation of so-called “business method patents” applicable to the computer and financial services industries. There has also been a substantial increase in the number of such patent applications filed. Under current law, U.S. patent applications remain secret for 18 months and may, depending upon where else such applications are filed, remain secret until a patent is issued. In light of these factors, it is not economically practicable to determine in advance whether our products or services may infringe the present or future patent rights of others. Although we take steps to protect ourselves, we may not be able to protect our technology from disclosure or from other developing technologies that are similar or superior to our technology.

If our software licenses from third parties are terminated or adversely changed or amended or if any of these third parties were to cease doing business, our ability to operate our business may be materially adversely affected.

We license database and other software from third parties, much of which is integral to our systems and our business. The licenses are terminable if we breach our obligations under the license agreements. If any material relationships were terminated or adversely changed or amended or if any of these third parties were to cease doing business, we may be forced to spend significant time and money to replace the licensed software, and our ability to operate our business may be materially adversely affected. Although we take steps to locate replacements, we cannot assure you that the necessary replacements will be available on reasonable terms, if at all.

If our relationship with eSpeed or Cantor changes or the joint services agreement is amended or terminated, our ability to operate our business may be materially adversely affected.

Our electronic execution capability utilizes eSpeed’s system. We earned $19.4 million in pro forma revenues for the nine months ended September 30, 2006 under the joint services agreement for providing clearing, settlement and other back office services for certain trades. Pursuant to the joint services agreement, eSpeed provides us with access to eSpeed’s electronic system. Moreover, pursuant to the joint services agreement and the master transaction agreement which we intend to enter into in connection with this offering, we also share revenues with eSpeed for any transactions executed via eSpeed’s system, whether or not those transactions are executed on our behalf since every transaction is cleared and settled by BGC Partners. See “Business—Relationship with eSpeed.” Due to the fixed cost nature of the back office business, each additional transaction on eSpeed’s system adds significant incremental margin to our business.

The joint services agreement has a perpetual term and Cantor has agreed not to amend it or waive any rights under it to our detriment without our consent, which consent, after this offering, will be subject to the approval of a majority of our independent directors. If Cantor ceases to control us, we would no longer be party to the joint services agreement, unless contemporaneously with such change of control we agreed to be governed by the joint services agreement. If we choose not to be governed by the joint services agreement after Cantor ceases to control us, if requested by Cantor and consented to by eSpeed and its subsidiaries, we could be provided with reasonable transition services for a reasonable period of time and, as specified in the joint services agreement, be provided with a transfer or license, at eSpeed’s option, of any assets that may be reasonably requested by us in order for us to continue operating our business without the benefit of the services contemplated by the joint services agreement. In addition, if there is a change of control of Cantor or eSpeed, or if there was a material adverse effect on the business, operations or financial condition of such entities, it could adversely impact our access and revenues. If our relationship with eSpeed or Cantor changes or the joint services agreement is amended, terminated or waived, our ability to operate our business may be materially adversely affected.

We may experience technology failures while developing and enhancing our software.

In order to maintain our competitive advantage, our software is under continuous development. There is risk that software failures may occur and result in service interruptions and have other unintended consequences, which could have a material adverse effect on our business, financial condition and results of operations.

The financial markets in which we operate are generally affected by seasonality which could have a material adverse effect on our financial performance in a given period.

Traditionally, the financial markets around the world experience lower volume during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, our transaction volume levels may decrease during those periods. The timing of the holidays also affects transaction volume. These factors could have a material adverse effect on our financial performance in a given period.

We operate in a rapidly evolving business environment. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The pace of change in our industry is extremely rapid. Operating in such a rapidly changing business environment involves a high degree of risk. Our ability to succeed will depend on our ability to adapt effectively to these changing market conditions. If we are unable to keep up with rapid technological changes, we may not be able to compete effectively.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and technologies. Our business environment is characterized by rapid technological changes, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

•	develop, license and defend intellectual property useful in our business,

•	enhance our existing services,

•	develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers,

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis,

•	respond to the demand for new services, products and technologies on a cost-effective and timely basis, and

•	adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our customers and prospective customers.

We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements. The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify, adapt and defend our technology. We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, or that we will be able to successfully defend any challenges to any technology we develop. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on our business, financial condition and results of operations.

Our networks and those of our third-party service providers may be vulnerable to security risks, which could make our customers hesitant to use our electronic marketplaces.

We expect the secure transmission of confidential information over public networks to be a critical element of our operations. Our networks, those of our third-party service vendors, including Cantor and eSpeed, and associated clearing corporations, and our customers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations, which could make our customers hesitant to use our electronic marketplaces. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches.

Our management has identified a material weakness in our internal controls over financial reporting, which if not properly remediated could result in material misstatements in our interim and annual financial statements and have a material adverse effect on our business, financial condition and results of operations and the price of our common stock.

Once we become a public company, the Sarbanes-Oxley Act of 2002, which we refer to as the “Sarbanes-Oxley Act,” and the related rules of the SEC will require our management to conduct annual assessments of the effectiveness of our internal controls over financial reporting and will require a report by our independent public accounting firm addressing these assessments, as well as an independent audit of our internal controls over financial reporting, beginning with our fiscal year ending December 31, 2008. Our internal controls over financial reporting do not currently meet all the standards required by Section 404 of the Sarbanes-Oxley Act that, once we become a public company, we will be required to meet. Our management has identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, including the lack of a formal, documented closing process designed to identify key financial reporting risks. This weakness may indicate a heightened risk that our annual or interim financial statements could contain a material misstatement. We are in the process of implementing the following initiatives which are aimed at addressing this weakness:

•	establishing what we believe are appropriate internal controls for the monthly closing process, including a more formal schedule and account substantiation and reconciliation tools,

•	establishing a single global general ledger with a standard global chart of accounts, and

•	taking steps aimed at ensuring that we have the appropriate staff within our organization.

These and our future initiatives may not remediate the identified material weakness and additional significant deficiencies and we may identify a material weakness in our internal control over financial reporting in the future. We cannot assure you that our initiatives will be implemented in a timely or effective manner.

In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could result in us not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial information, which could have a material adverse effect on our business, financial condition and results of operations. Further, it could cause our investors to lose confidence in the financial information we report, which could adversely affect our stock price.

Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business, financial condition and results of operations and the price of our common stock.

We are a holding company and will hold BGC U.S. limited partnership interests, BGC Global limited partnership interests, the BGC Holdings special voting limited partnership interest and the BGC Holdings general partnership interest, and we are accordingly dependent upon distributions from BGC U.S. and BGC Global to pay dividends, taxes and other expenses.

BGC Partners, Inc. is a holding company and, following this offering, will hold, directly or indirectly through wholly-owned subsidiaries, BGC U.S. limited partnership interests, BGC Global limited partnership interests, the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings, each of which BGC Partners will acquire in connection with the separation. These interests will provide us with control of BGC U.S., BGC Global and BGC Holdings. BGC Holdings, in turn, will hold the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global. The remainder of the BGC U.S. limited partnership interests and BGC Global limited partnership interests will be held indirectly by our working partners and Cantor through BGC Holdings. We have no independent means of generating revenues. We intend, through BGC Holdings, to cause BGC U.S. and BGC Global to make distributions to us and their other partners, including BGC Holdings, in an amount sufficient to cover dividends declared by us and all applicable taxes payable in respect of BGC Partners’ net taxable income, if any. To the extent that BGC Partners needs funds to pay taxes on its share of BGC U.S.’s and BGC Global’s net taxable income, or if BGC Partners needs funds for any other purpose, and either BGC U.S. or BGC Global is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition and results of operations.

While portions of our compensation structure are variable, significant parts of our cost structure are fixed, and if our revenues decline and we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

While portions of our compensation structure are variable, significant parts of our cost structure are fixed. We base our overall cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. If we are unable to reduce our costs in the amount that our revenues decline, our profitability could be materially adversely affected.

Risks Related to the Separation

The combined pro forma financial information has been prepared assuming that the key transaction agreements entered into in connection with the closing of the separation and this offering have been properly executed and that BGC Partners will consolidate the financial statements of BGC. The combined pro forma financial information may be materially different if such agreements are not properly executed or we cannot consolidate the financial statements of BGC.

In preparing the combined pro forma financial information in this prospectus, we have made certain assumptions that management believes are reasonable. These assumptions include that fact that the key transaction agreements entered into in connection with the closing of the separation and this offering are properly executed and, based on such final agreements, we can consolidate the financial statements of BGC. If these assumptions change or the final agreements are not properly executed the combined pro forma financial information may differ materially from the combined pro forma financial information presented elsewhere in this prospectus.

Reorganizing our business from a privately held firm to a publicly traded company may adversely affect our ability to retain, recruit and motivate key employees.

Our key employees are currently limited partners of Cantor. We believe that the possibility of becoming a limited partner of Cantor has been an important tool in our ability to hire and retain key employees. Prior to the closing of this offering, Cantor will redeem all of the Cantor limited partnership interests held by our working partners in exchange for (1) a portion of the BGC Holdings limited partnership interests that Cantor receives in the separation, (2) a new class of interests in Cantor that will entitle the holder to receive from Cantor, over time, shares of our common stock, which we refer to as the “distribution rights,” and (3) a new class of interests in Cantor, that until December 31, 2008, will entitle the holder to receive equalization payments from Cantor, which we refer to as “equalization.” See “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Expected Continuing Interests in Cantor.”

While these BGC Holdings limited partnership interests will entitle our working partners to participate in distributions of income from the operations of our business, upon leaving BGC Holdings (or upon any other redemption or purchase of such limited partnership interests as described below), any such working partner will only be entitled to receive over time, and provided he or she does not violate certain partner obligations, an amount for his or her BGC Holdings limited partnership interests that reflects such partner’s capital account, and not any goodwill or going concern value of our business. Consequently, BGC Holdings limited partnership interests held by our working partners may appreciate at a significantly slower rate than will our capital stock. Moreover, our working partners, unlike Cantor, will have no right to exchange their BGC Holdings limited partnership interests for shares of our common stock and thereby realize any higher value associated with our capital stock. The terms of these BGC Holdings limited partnership interests will also include the right of BGC Holdings, at the election and direction of BGC Partners, as the general partner of BGC Holdings, to redeem them at any time and will subject our working partners to non-competition and non-solicitation covenants, as well as other obligations as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Partner Obligations.” In addition, Cantor will have a right of first refusal with respect to any working partner interests that are to be redeemed by BGC Holdings that will permit Cantor to purchase these working partner interests by making the same payments, on the same schedule and subject to the same conditions to the BGC working partner as would be made by BGC Holdings pursuant to the redemption. Cantor will be required to exercise its right of first refusal with respect to any BGC Holdings limited partnership interests that were acquired by our working partners in the mandatory redemption of their limited partnership interests in Cantor in connection with the separation and that are to be redeemed by BGC Holdings. The exercise of this right by Cantor will result in the share of distributions of income from the operations of our business on other outstanding BGC Holdings limited partnership interests, including those held by our working partners, remaining the same rather than increasing as would be the case if such interests were redeemed by BGC Holdings.

The terms of the BGC Holdings limited partnership interests held by our working partners will also differ from the terms of the limited partnership interests in Cantor currently held by our working partners as follows:

•

unlike the limited partnership interests in Cantor, our working partners will not be entitled to reinvest the distributions on BGC Holdings limited partnership interests in additional BGC Holdings limited partnership interests at preferential or historical prices,

•

as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Distributions by BGC Holdings with Respect to BGC Holdings Limited Partnership Interests,” Cantor will be entitled to receive any amounts from selected extraordinary transactions which are withheld from distribution to our working partners and forfeited by working partners leaving BGC Holdings prior to their interests in such withheld distributions fully vesting rather than any such forfeited amounts accruing to the benefit of all BGC Holdings limited partners on a pro rata basis, and

•	as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests,” in the event Cantor’s overall interest in our business falls below

20%, subject to reduction in certain circumstances, Cantor will be entitled to a larger than pro rata share of BGC Holdings’ income, and of distributions from BGC Holdings, to the extent necessary for Cantor’s overall interest in our business to equal such minimum percentage, with any such increase in Cantor’s share resulting in an offsetting decrease in the working partners’ share of BGC Holdings income and distributions.

Our working partners may find any of these terms of the BGC Holdings limited partnership interests to be less attractive than the current arrangements for limited partners of Cantor, which may reduce the effectiveness of these interests as retention tools.

In connection with the separation, our working partners and other persons providing services to us will receive distribution rights from Cantor that will generally entitle the holder to receive from Cantor a distribution of a fixed number of shares of our common stock on the ninth anniversary of this offering, which timing may be accelerated in certain circumstances as described below, and, until December 31, 2008, such persons may receive equalization payments from Cantor, each as described in “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Expected Continuing Interests in Cantor.” While the continuing provision of services to BGC Partners will, in the absence of a breach of the working partner obligations, result in accelerated receipt of these distribution rights, the ownership of these distribution rights and underlying shares of our common stock will not be dependent upon a working partner’s continued employment with us or Cantor or compliance with the working partner obligations, and our working partners will not be restricted from leaving us by the potential loss of shares distributable pursuant to these distribution rights. Any equalization payments made to our working partners by Cantor, which ensure that such working partners receive not less than the same level of distributions in respect of their BGC Holdings limited partnership interests that they would have received had they retained their current limited partnership interests in Cantor, will cease to accrue after December 31, 2008, which could result in our working partners receiving either higher or lower distributions than if they had remained limited partners in Cantor.

While we believe the separation should promote retention and recruitment, some employees may be more attracted to the benefits of working at a private, controlled partnership or of being a partner in Cantor, which may adversely affect our ability to retain, recruit and motivate key employees. The impact of the separation on our working partners and other employee retention and recruitment is uncertain.

Prior to this offering, Cantor intends to enter into agreements with Messrs. Amaitis and Lynn pursuant to which Cantor will agree to give each of them the right to sell their BGC Holdings limited partnership interests to Cantor as described in “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Expected Continuing Interests in Cantor.” Cantor may provide other BGC Holdings limited partners with a similar right in the future. In addition, Messrs. Amaitis, Barnard, Lynn, Merkel, and Paul Saltzmann, Chief Operating Officer of eSpeed, as well as one other individual who is employed by one of our affiliates will receive immediate distributions from Cantor of shares of our common stock underlying the distribution rights these individuals receive in connection with the separation and immediately sell such shares of our common stock to us at the initial public offering price of this offering, and Cantor will purchase a portion of the BGC Holdings limited partnership interests held by Messrs. Amaitis and Lynn immediately after this offering. These transactions will or, in the case of Messrs. Amaitis’ and Lynn’s ongoing right to sell their BGC Holdings limited partnership interests to Cantor, may result in these key employees holding reduced equity interests in our business, thereby reducing their financial interest in the future performance of our business.

The historical financial information of BGC Partners contained in this prospectus may not be representative of our results as a separate, independent public company and we could be less profitable as a separate, independent public company.

Because our businesses, other than Euro Brokers, Aurel Leven, AS Menkul, BGC Shoken Kaisha Limited and Foreign Exchange Broker (Korea) Limited (an entity we expect to form in the first quarter of 2007), have historically operated as entities treated as partnerships in the U.S., little or no taxes on profits in the U.S., other than New York City Unincorporated Business Tax, which we refer to as “UBT,” have been paid by us with respect to these businesses. As a result, the operating income for our businesses, other than those listed above, set forth in the historical financial statements included elsewhere in this prospectus does not reflect a provision for U.S. corporate federal, state or local income taxes.

In addition, reorganizing our business from part of a privately held firm to a separate publicly traded company may result in increased administrative and regulatory costs and burdens that are not reflected in our historical financial statements, which could adversely affect our results of operations. As we will be a publicly traded company, we will be implementing additional regulatory and administrative procedures and processes to address the standards and requirements applicable to public companies, including under the Sarbanes-Oxley Act and related regulatory initiatives. The costs of implementing these steps may be significant.

Cantor’s businesses, including our business, also have been able to rely, to some degree, on the earnings, assets and cash flows of each other for capital and cash flow requirements. Accordingly, the historical results of operations and financial position of our businesses included elsewhere in this prospectus are not necessarily indicative of our consolidated results of operations and financial position after completion of the separation. For additional information about the past financial performance and the basis of presentation of the historical financial statements, see “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information” and the BGC Partners historical financial statements and related notes included elsewhere in this prospectus.

The pro forma financial information in this prospectus may not permit you to predict our costs of operations, and the estimates and assumptions used in preparing our pro forma financial information may be materially different from our actual experience as a separate, independent company and our actual results of operations could materially differ from the pro forma financial information in this prospectus.

In preparing the pro forma financial information in this prospectus, we have made adjustments to the historical financial information of BGC Partners based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by the separation. These adjustments include, among other items, a deduction and charge to earnings for estimated income taxes based on an estimated tax rate, estimated salaries, payroll taxes and benefits for our working partners. These and other estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma financial information in this prospectus does not purport to represent what BGC Partners’ or BGC U.S.’s or BGC Global’s results of operations would actually have been had BGC Partners, BGC U.S. or BGC Global operated as a separate, independent company during the periods presented, nor does the pro forma information give effect to any events other than those discussed in the unaudited pro forma financial information and related notes. The pro forma financial information also does not purport to be indicative of results of operations as of any future date or future period. Our actual results of operations could materially differ from the pro forma financial information in this prospectus.

We will be required to pay Cantor for a significant portion of the benefit relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with this offering and the related transactions.

As part of the separation, through its subsidiaries, BGC Partners will purchase BGC U.S. limited partnership interests and BGC Global limited partnership interests issued to Cantor for $                     million. In addition, the BGC exchange rights Cantor receives as part of its BGC Holdings limited partnership interests may, in effect, be exchanged together with the related BGC units, in the future for shares of Class B common stock (or at Cantor’s election, shares of our common stock) on a one-for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors, or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange. The purchase will and the exchanges may result in increases in the tax basis of the tangible and intangible assets of BGC U.S. and BGC Global attributable to our interest in BGC U.S. and BGC Global that otherwise would not have been available. These increases in the tax basis may reduce the amount of tax that we would otherwise be required to pay in the future, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

We intend to enter into a tax receivable agreement with Cantor that will provide for the payment by us to Cantor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income or franchise tax that we realize. We will have the right to terminate the tax receivable agreement at any time for an amount based on an agreed value of certain payments remaining to be made under the tax receivable agreement at such time. While the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the expected magnitude of the increases in the tax basis of the tangible and intangible assets of BGC U.S. and BGC Global attributable to our interest in BGC U.S. and BGC Global, during the expected 24-year term of the tax receivable agreement, the payments that we may make to Cantor could be substantial. Our ability to achieve benefits from any such increase will depend upon a number of factors, including the timing and amount of our future income.

Pursuant to the tax receivable agreement, 20% of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the Internal Revenue Service successfully challenges the tax basis increase, we will be entitled to receive the funds in the escrow account and any subsequent payments we are required to make under the tax receivable agreement will be reduced accordingly. However, under no circumstances will we receive any reimbursements from Cantor or any of the holders of Cantor for amounts previously paid by us under the tax receivable agreement. As a result, under certain circumstances, we could make payments to Cantor under the tax receivable agreement in excess of our cash tax savings. See “Certain Relationships and Related Transactions—Key Separation Agreements—Tax Receivable Agreement.”

The separation might be challenged by creditors as a fraudulent transfer or conveyance, and equity holders and creditors of the entity held liable could be adversely affected should a court agree with such a challenge.

Although we do not believe that the separation will result in a fraudulent conveyance or transfer, if a court in a suit by an unpaid creditor or representative of creditors of Cantor or another entity transferring consideration to BGC Partners, such as a trustee in bankruptcy, or Cantor or such other entity itself, as debtor-in-possession in a reorganization case under Title 11 of the U.S. Code, were to find that:

•

the separation (or any component transaction thereof) was undertaken for the purpose of hindering, delaying or defrauding creditors of Cantor or another entity transferring consideration to BGC Partners as part of the separation, or

•

Cantor or another entity transferring consideration to BGC Partners as part of the separation received less than reasonably equivalent value or fair consideration in connection with the separation and (1) any of Cantor or such other entity (as applicable) were insolvent immediately before, or were rendered insolvent by, the separation, (2) Cantor or such other entity (as applicable) immediately prior to, or as of the effective time of, the completion of the separation, and after giving effect thereto, intended or believed that it would be unable to pay its debts as they became due, or (3) the capital of any of Cantor or such other entity (as applicable) immediately before, or at the effective time of, the completion of the separation, and after giving effect thereto, was inadequate to conduct its business, then that court could determine that the separation (or any component transaction thereof) violated applicable provisions of the U.S. Bankruptcy Code or applicable non-bankruptcy fraudulent transfer or conveyance laws. This determination would permit unpaid creditors, the bankruptcy trustee or debtor-in-possession to rescind the separation (or component transaction thereof), to recover the consideration transferred or an amount equal to the value thereof from BGC Partners, or to subordinate or render unenforceable the debt incurred in furtherance thereof, or to require BGC Partners or the holder of such debt to fund liabilities for the benefit of creditors. Equity holders and creditors of BGC Partners held liable as a result of such a determination would be adversely affected to the extent each is required to surrender value to satisfy its liability.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if:

•	the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation,

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured, or

•	it is generally not paying its debts as they become due.

Similar provisions would also apply in any other jurisdiction in which the separation takes effect.

If we were deemed an “investment company” under the Investment Company Act of 1940, as amended, as a result of our ownership of BGC U.S., BGC Global or BGC Holdings, applicable restrictions could make it impractical for us to continue our business as contemplated and could materially adversely affect our business, financial condition and results of operation.

We do not believe that we will be an “investment company” under the Investment Company Act of 1940, as amended, which we refer to as the “Investment Company Act,” after completion of the separation, because we will hold the voting securities, as defined in the Investment Company Act, of BGC Holdings and will have the power to appoint and remove the general partner of BGC Holdings and, indirectly through our interest in BGC Holdings, the general partner of each of BGC U.S. and BGC Global. Similarly, we do not believe that Cantor will be an “investment company” under the Investment Company Act after completion of the separation because Cantor will continue to own its retained businesses and will initially hold a majority of our voting power through its ownership of all of the Class B common stock and the Class C common stock. We also do not believe that BGC Holdings will be an “investment company” under the Investment Company Act after completion of the separation because it will have the power to appoint and remove the general partner of each of BGC U.S. and BGC Global and will hold the voting securities, as defined in the Investment Company Act, of each of BGC U.S. and BGC Global. If Cantor ceases to hold a majority of our voting power, Cantor’s interest in BGC Partners could be deemed an investment security under the Investment Company Act. If BGC Partners were to cease participation in the management of BGC Holdings (or BGC Holdings, in turn, were to cease participation in the management of BGC U.S. or BGC Global) or not be deemed to have a majority of the voting power of BGC Holdings (or BGC Holdings, in turn, were to not be deemed to have a majority of the voting power of BGC U.S. or BGC Global), BGC Partners interest in BGC Holdings or BGC U.S. or BGC Global could be deemed an “investment security” for purposes of the Investment Company Act. If BGC Holdings ceased to participate in the management of BGC U.S. or BGC Global or not be deemed to have a majority of the voting power of BGC U.S. or BGC Global, its interest in BGC U.S. or BGC Global could be deemed an “investment security” for purposes of the Investment Company Act. Generally, an entity is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. BGC Partners is a holding company and, following this offering, will hold BGC U.S. limited partnership interests, BGC Global limited partnership interests, the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings. A determination that BGC Partners holds more than 40% of its assets in investment securities could result in BGC Partners being an investment company under the Investment Company Act and becoming subject to registration and other requirements of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed prescriptions for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, limit the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations, including the operations of BGC Holdings, and expect that Cantor will conduct its operations, so that none of BGC Partners, BGC Holdings or Cantor, respectively, will be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause us, BGC Holdings or Cantor to be deemed to be an investment company under the Investment Company Act, the Investment Company Act would limit their or our capital structure, ability to transact business with affiliates (including Cantor, BGC Holdings or us, as the case may be) and ability to compensate key employees. Therefore, if Cantor, BGC Holdings or BGC Partners became subject to the Investment Company Act, it could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements, including the master transaction agreement and related agreements and the transactions contemplated by those agreements, between and among BGC Partners, BGC Holdings, BGC U.S., BGC Global and Cantor or any combination thereof and materially adversely affect our business, financial condition and results of operations.

Risks Related to Conflicts of Interest

Holders of our common stock will experience a reduction in their interest in the income distributed by BGC U.S. and BGC Global that is retained by us upon the exercise of any BGC exchange right if, prior to the exercise of such exchange right, BGC Holdings distributes to its limited partners a greater share of the distributions BGC Holdings receives from BGC U.S. and BGC Global than we distribute to our stockholders.

We are a holding company and will hold BGC U.S. limited partnership interests, BGC Global limited partnership interests, the BGC Holdings special voting limited partnership interest and the BGC Holdings general partnership interest. The remainder of the BGC U.S. limited partnership interests and BGC Global limited partnership interests will be held indirectly by our working partners and Cantor through BGC Holdings. BGC Holdings limited partnership interests held by Cantor will consist of BGC Holdings units and BGC exchange rights that will permit Cantor, commencing one year after this offering to exchange the associated BGC Holdings limited partnership interest into Class B common stock (or, at Cantor’s election, shares of our common stock) on a one-for-one basis. Cantor will hold all of the BGC exchange rights.

The one-for-one exchange ratio between BGC Holdings units and Class B common stock (or, at Cantor’s election, our common stock) will not be adjusted if BGC Holdings distributes to its limited partners, consisting of our working partners and Cantor, a greater share of income received from BGC U.S. and BGC Global than we distribute to our stockholders.

If BGC Holdings distributes to its limited partners a greater share of income received from BGC U.S. and BGC Global than we distribute to our stockholders, and then Cantor exercises its exchange right to acquire Class B common stock or our common stock, as applicable, then Cantor will receive a greater share of the income of BGC U.S. and BGC Global than it had prior to such distribution by BGC Holdings and such exchange. This results from Cantor, prior to such exchange, receiving the benefit of the income of BGC U.S. and BGC Global in the form of a distribution from BGC Holdings, and Cantor, after such exchange, receiving the benefit of the profits of BGC U.S. and BGC Global in the form of equity in BGC Partners, which retained a greater portion of its share of the income of BGC U.S. and BGC Global. Consequently, holders of our common stock as of the date of such exchange will experience a reduction in their interest in the profits previously distributed by BGC U.S. and BGC Global but retained by BGC Partners.

Distributions by BGC U.S. and BGC Global to their limited partners, namely, BGC Holdings and us, will be determined by BGC Holdings (which we control as its general partner), as the general partner of BGC U.S. and BGC Global. Distributions by BGC Holdings to its limited partners, the BGC working partners and Cantor, will be determined by us, as the general partner of BGC Holdings, however, pursuant to the terms of the BGC Holdings limited partnership agreement, distributions may not be decreased below 100% (subject to limitations for selected extraordinary items, such as the disposition directly or indirectly of partnership assets outside of the ordinary course of business) of cash received from BGC U.S. and BGC Global unless BGC Partners determines otherwise, subject to Cantor’s consent. Finally, distributions by us to our stockholders will be determined by our board of directors. Accordingly, there is overlap in the entities and persons who will make the determination as to the timing and amount of distributions from BGC U.S. and BGC Global to those who have an ultimate interest in those distributions, namely, the BGC working partners, Cantor and our stockholders. However, there is no assurance that we and BGC Holdings will distribute to our respective equityholders an equal proportion of our profits from BGC U.S. and BGC Global. Accordingly, upon exercise of any BGC exchange right, holders of our common stock may experience a reduction in their interest in the profits we have retained.

BGC Partners will be controlled by Cantor, whose interests may differ from those of other stockholders.

Immediately after the separation and the closing of this offering, Cantor will hold                      shares of Class B common stock, representing approximately                      % of our voting power, and the single share of the Class C common stock, representing approximately an additional                      % of our voting power, which collectively will represent approximately                      % of our voting power. Therefore, Cantor will effectively be able to exercise control over all matters requiring stockholder approval, including the election of all directors, the approval of significant corporate transactions and matters affecting the BGC working partners. Among other things, the voting power may have the effect of delaying or preventing a change of control of BGC Partners. Cantor is, in turn, controlled by CFGM, its managing general partner and, ultimately, by Mr. Lutnick. Cantor’s interests may differ from your interests, and Cantor may make decisions with which you disagree, including with respect to the election of our directors as well as control of our management and affairs, including determinations with respect to acquisitions, dispositions, material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. See “—We will have potential conflicts of interest with Cantor and eSpeed, and Cantor or eSpeed could act in a way that favors their interests to our detriment,” “We will have potential conflicts of interest with Cantor and eSpeed, and Cantor or eSpeed could act in a way that favors their interests to our detriment,” “The Separation of Our Business and the BGC Partners Organizational Structure,” “Management,” “Principal Stockholders,” “Certain Relationships and Related Transactions” and “Description of Capital Stock.”

Cantor, BGC U.S., BGC Global, BGC Holdings and we will enter into various arrangements, including the master transaction agreement, which will contain cross-indemnification obligations of Cantor, BGC U.S., BGC Global, BGC Holdings and us, and we may be materially and adversely affected if any party is unable to satisfy its obligations to indemnify us for any reason.

Cantor, BGC U.S., BGC Global, BGC Holdings and we will enter into various arrangements, and these agreements will be negotiated while we are completely owned by Cantor and as a result may not be on arm’s-length terms.

The master transaction agreement that we intend to enter into with Cantor, BGC U.S., BGC Global and BGC Holdings will provide, among other things, that Cantor will indemnify BGC Partners, BGC Holdings, BGC U.S., BGC Global and their respective representatives and affiliates for any and all losses that BGC Partners, BGC Holdings, BGC U.S., BGC Global and their respective representatives or affiliates incur arising out of or relating to Cantor’s breach of the key transaction agreements entered into in connection with the closing of the separation and this offering and that such persons incur to the extent arising out of or relating to the businesses conducted by Cantor (both historically and in the future), other than

•	our business, or

•

certain specified special items (which will include certain claims related to existing litigation and other contingent liabilities (see “Business—Legal Proceedings”), claims by partners of Cantor, partnership disputes arising from the separation and claims by BGC Partners under the tax receivable agreement in the event that the Internal Revenue Service successfully challenges the tax basis increase) which as described below will instead be allocated entirely to the capital account of the BGC U.S. and BGC Global limited partnership interests held by BGC Holdings and therefore will be allocated entirely to the capital accounts of the BGC Holdings limited partnership interests held by our working partners and Cantor.

In addition, except as noted above, BGC Partners will take all such businesses and assets transferred by Cantor in the separation “as is, where is” and bear the economic and legal risk relating to conveyance of, and title to, those assets and businesses. See “Certain Relationships and Related Transactions—Key Separation Agreements—Master Transaction Agreement—No Representations and Warranties.”

Our ability to collect under such indemnities depends on Cantor’s financial position. For example, persons may seek to hold us responsible for liabilities we assumed from Cantor in the separation. If these liabilities are significant and Cantor cannot or does not satisfy them for any reason, we may be required to satisfy such liabilities to the extent required by applicable agreement, law or regulation, which could materially adversely affect our business, financial condition and results of operations.

The master transaction agreement, BGC U.S. limited partnership agreement, BGC Global limited partnership agreement and BGC Holdings limited partnership agreement will provide that any and all items of income, gain, loss or deduction to the extent resulting from the specified special items (which will include certain claims related to existing litigation and other contingent liabilities (see “Business—Legal Proceedings”), claims by partners of Cantor, partnership disputes arising from the separation and claims by BGC Partners under the tax receivable agreement in the event that the Internal Revenue Service successfully challenges the tax basis increase) will be allocated entirely to the capital accounts of the BGC U.S. and BGC Global limited partnership interests held by BGC Holdings and therefore will be allocated entirely to the capital accounts of the BGC Holdings limited partnership interests held by our working partners and Cantor. Distributions to BGC Holdings limited partners will come from the capital accounts of its limited partners, and as a result the right of Cantor and our working partners who hold BGC Holdings limited partnership interests to receive any distributions from BGC Holdings will reflect the effect of these special items, which in turn could affect our retention of brokers. However, there can be no assurances that such allocation will fully insulate us from any or all of the negative effects that may be associated with such specified special items. Any declines in this capital account will affect BGC Partners’ consolidated capital accounts and could adversely affect our ability to expand or, depending upon the magnitude of the decline or charge, to maintain the current level of our business.

In addition, BGC U.S. and BGC Global will indemnify Cantor, BGC Partners, BGC Holdings and their respective representatives and affiliates, including the services business of a newly formed U.K. limited partnership, Tower Bridge International Services L.P., which we refer to as the “Service Company Entity.” For more information regarding the Service Company Entity, see “Certain Relationships and Related Transactions—Service Company Entity.”

Several of the agreements that we and Cantor will enter into together in connection with the separation also provide for separate indemnification arrangements. For example, the administrative services agreements that we intend to enter into with Cantor and the Service Company Entity will commit Cantor and the Service Company Entity to provide a range of administrative services to us and we will generally indemnify Cantor and the Service Company Entity for liabilities that Cantor and the Service Company Entity incur arising from the provision of these services absent Cantor’s or the Service Company Entity’s intentional misconduct. In addition, we and Cantor will enter into a clearing agreement whereby Cantor will agree to clear futures and securities transactions for us and we will agree to indemnify Cantor for certain liabilities that may be incurred by Cantor as a result of such transactions. We may face claims for indemnification from Cantor and its representatives and affiliates under these provisions regarding matters for which we have agreed to indemnify them.

We will have potential conflicts of interest with Cantor and eSpeed, and Cantor or eSpeed could act in a way that favors their interests to our detriment.

Immediately after the separation and the closing of this offering, Cantor will hold approximately              shares of Class B common stock, representing approximately                     % of our voting power, and the single share of Class C common stock, representing approximately an additional                     % of our voting power, which collectively will represent approximately                     % of our voting power. Therefore, Cantor will effectively be able to exercise control over our management and affairs and all matters requiring stockholder approval, including the election of our directors and determinations with respect to acquisitions and dispositions as well as material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. This voting power may also have the effect of delaying or preventing a change of control of BGC Partners. Cantor is, in turn, controlled by CFGM, its managing general partner and, ultimately, by Mr. Lutnick. Mr. Lutnick, who will serve as our Co-Chief Executive Officer and Chairman, is also the Chairman of the Board and Chief Executive Officer of Cantor, the controlling stockholder of CFGM, Cantor’s managing general partner, and is the Chairman, Chief Executive Officer and President of eSpeed. In addition, Mr. Amaitis, who will serve as our Co-Chief Executive Officer and a member of our board of directors, is currently employed as Vice Chairman and Executive Vice President of eSpeed (although we expect him to step down from this position after the completion of this offering), Chairman and Chief Executive Officer of BGCI and BGC Partners, L.P., President and Chief Executive Officer of Cantor Index Limited and holds positions at various gaming affiliates of Cantor. Mr. Merkel, who will serve as our Executive Vice President, General Counsel and Secretary, is employed as Executive Vice President, General Counsel and Secretary of eSpeed and Executive Managing Director, General Counsel and Secretary of Cantor. Douglas R. Barnard, who will serve as our Chief Financial Officer, is also the Chief Financial Officer of Cantor. Messrs. Lutnick, Merkel and Barnard have holdings in Cantor through partnership unit ownership and also have equity ownership in eSpeed.

Cantor’s voting control of and substantial economic ownership interest in eSpeed, the service of officers or working partners of Cantor and eSpeed as our executive officers and directors, and those persons’ ownership interests in and payments from Cantor, eSpeed and their affiliates, could create conflicts of interest when BGC Partners and those directors or officers are faced with decisions that could have different implications for Cantor or eSpeed and us. In addition, although in connection with this offering Cantor will redeem all of the Cantor limited partnership interests held by our full-time working partners for BGC Holdings limited partnership interests and distribution rights, Messrs. Lutnick, Merkel and Barnard will continue to hold Cantor limited partnership and other interests in Cantor and its affiliates, including distribution rights, and will not be redeemed for BGC Holdings limited partnership interests in connection with this offering. See “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Expected Continuing Interests in Cantor.”

We also expect that Cantor will manage its ownership of us so that it will not be deemed to be an investment company under the Investment Company Act, including by maintaining its voting power in BGC Partners above a majority absent an applicable exemption from the Investment Company Act. This may result in conflicts with us, including those relating to acquisitions or offerings by us involving issuances of our common stock or securities convertible or exchangeable into shares of our common stock that would dilute the voting power in BGC Partners of the holders of BGC Holdings exchangeable interests.

Conflicts of interest may arise between us, on the one hand, and Cantor and/or eSpeed, on the other hand, in a number of areas relating to our past and ongoing relationships, including:

•	potential acquisitions and dispositions of businesses,

•	the issuance or disposition of securities by us,

•	the election of new or additional directors to our board of directors,

•	the payment of dividends by us (if any) and distribution of profits by BGC U.S., BGC Global and/or BGC Holdings,

•

business operations or business opportunities of ours, eSpeed and/or Cantor that would compete with the other party’s business opportunities, including brokerage and financial services by us, eSpeed and/or Cantor,

•	labor, tax, employee benefits, indemnification and other matters arising from the separation,

•	intellectual property matters,

•	business combinations involving us and/or eSpeed,

•	the terms of the master transaction agreement and related agreements we intend to enter into in connection with the separation,

•	the terms of the joint services agreement,

•	competition between us and Cantor’s other equity derivatives and cash equity inter-dealer brokerage businesses, and

•	the nature, quality and pricing of administrative services to be provided by Cantor and/or the Service Company Entity.

In addition, Cantor has from time to time in the past considered possible strategic realignments of the business relationships that exist between and among Cantor, BGC and eSpeed and may do so in the future. Any future related party transactions will be subject to approval by a majority of our independent directors, but generally will not otherwise require the separate approval of our stockholders, and if such approval were required, Cantor will retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders. See “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Relationship with Cantor after This Offering.”

Furthermore, the administrative services agreements that we intend to enter into with Cantor and the Service Company Entity will commit Cantor and the Service Company Entity to provide a range of administrative services to us. Our agreements and other arrangements with Cantor and eSpeed, including the master transaction agreement, the tax receivable agreement, the administrative services agreements, the registration rights agreement and the clearing agreement, may be amended upon agreement of the parties to those agreements upon approval of a majority of our independent directors. During the time that we are or eSpeed is controlled by Cantor, Cantor may be able to require us or eSpeed to agree to amendments to these agreements. Cantor has agreed not to amend or waive any rights under the joint services agreement to our detriment without our consent, which consent, after this offering, must be approved by a majority of our independent directors. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

In order to address potential conflicts of interest between us and Cantor and/or eSpeed and their respective affiliates, the master transaction agreement will contain provisions regulating and defining the conduct of our affairs as they may involve Cantor and/or eSpeed and their respective affiliates, officers, directors, general partners or employees, and our powers, rights, duties and liabilities and those of our officers, directors, stockholders or employees in connection with our relationship with Cantor and/or eSpeed and their respective affiliates, officers, directors, general partners or employees. The master transaction agreement will provide that Cantor and/or eSpeed and their respective affiliates will not be under any duty to present any corporate opportunity to us which may be a corporate opportunity for Cantor and/or eSpeed or their respective affiliates and us, and Cantor and/or eSpeed or their respective affiliates will not be liable to us or our stockholders for breach of any fiduciary duty to us by reason of the fact that Cantor and/or eSpeed or their respective affiliates pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us. The corporate opportunity policy that will be included in the master transaction agreement is designed to resolve potential conflicts of interest between us and Cantor and/or eSpeed and their respective affiliates. The principles for defining such corporate opportunities and resolving such potential conflicts of interest are described under “Description of Capital Stock—Corporate Opportunities.”

In addition, the master transaction agreement will provide that Cantor and its officers, directors, employees and affiliates will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us, or

•	doing business with any of our clients or customers.

If Cantor competes with us, it could materially and adversely harm our business operations.

Agreements between us and Cantor and its affiliates, including eSpeed, are between related parties and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties.

Our relationship with Cantor results in agreements with Cantor and/or eSpeed that are between related parties. As a result, the prices charged to us or by us for services provided under agreements with Cantor or eSpeed may be higher or lower than prices that may be charged by third parties and the terms of these agreements may be less favorable to us than those that we could have negotiated with third parties. For example, pursuant to the master transaction agreement, Cantor will have a perpetual right to pay the lowest commission paid by any customer of BGC Partners, whether by volume, dollar or other applicable measurement. In addition, Cantor shall have the unlimited right to internally use market data from BGC Market Data without cost. Similarly, we are eSpeed’s largest customer. In connection with the separation, Cantor, BGC U.S., BGC Global, BGC Holdings and we will enter into various arrangements, and these agreements will be negotiated while we are completely owned by Cantor and as a result may not be on arm’s-length terms. However, after this offering, any transactions and arrangements between us and Cantor, eSpeed and/or their other affiliates will be subject to approval by a majority of our independent directors, but generally will not otherwise require the separate approval of our stockholders. See “Certain Relationships and Related Transactions—Key Separation Agreements.”

Risks Related to This Offering

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our securities, including our common stock, or those of BGC U.S., BGC Global or BGC Holdings. Although we intend to apply to list our common stock on the Nasdaq Global Market, an active public market for our common stock may not develop. The price of our common stock in this offering will be determined through negotiations between the underwriters and us. The negotiated price of this offering may not be indicative of the market price of the common stock after this offering. The market price of the common stock could be subject to significant fluctuations due to factors such as:

•	actual or anticipated fluctuations in our financial condition or results of operations,

•	success of operating strategies, and our perceived prospects and those of the financial services industry in general,

•	realization of any of the risks described in this section,

•	failure to be covered by securities analysts or failure to meet securities analysts’ expectations, and

•	declines in the stock prices of peer companies.

As a result, shares of our common stock may trade at prices significantly below the price of this offering. Declines in the price of our stock may adversely affect our ability to recruit and retain key employees, including our working partners and other key professional employees.

You will experience immediate and substantial dilution in the book value of your common stock, and investors would not receive the full amount of their investment should we be liquidated at our book value.

Purchasers of our common stock offered pursuant to this prospectus will experience an immediate dilution in net tangible book value of $                     per share of our common stock purchased (assuming full exchange of all BGC exchange rights and their related units into shares of Class B common stock and no exercise of the underwriters’ over-allotment option). Accordingly, should we be liquidated at our book value, investors would not receive the full amount of their investment. See “Dilution.”

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

Sales of substantial amounts of our common stock by Cantor and others, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities. Upon completion of this offering, there will be                      shares of our common stock outstanding (or                      shares of our common stock if the underwriters exercise their over-allotment option in full). In addition, we will have                      shares of our common stock reserved for issuance in connection with the conversion of the                      shares of Class B common stock outstanding immediately after this offering, which will be entitled to registration rights under the terms of the registration rights agreement with Cantor that we intend to enter into in connection with this offering, and                      shares of our common stock reserved for issuance in connection with the exchange of the BGC exchange rights, which will be entitled to registration rights under the terms of the registration rights agreement with Cantor that we intend to enter into in connection with this offering, and                      shares of our common stock reserved for issuance pursuant to our Equity Incentive Plan, our Employee Stock Purchase Plan and our Deferral Plan. In light of the number of shares of our common stock issuable in connection with the full exchange of the BGC exchange rights, the price of our common stock may decrease and our ability to raise capital through the issuance of equity securities may be adversely impacted as these exchanges occur and transfer restrictions lapse.

In addition, the following table reflects the timetable for distributions by Cantor of shares of our common stock that it holds or will hold in respect of the distribution rights that will be issued to our working partners and to limited partners of Cantor in connection with the separation, assuming all such persons were entitled to accelerated distribution of such distribution rights, as described under “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Expected Continuing Interests in Cantor.” All of these shares of our common stock will be distributed by Cantor. Cantor expects to use shares of our common stock received upon its conversion of Class B common stock, shares of our common stock received upon exchange of the BGC exchange rights and purchases of shares of our common stock in the open market to satisfy its distribution obligation under the distribution rights.

Anniversary of offering	Number of shares of our common stock that are expected to be distributed by Cantor in respect of the distribution rights
12-month
18-month
24-month
30-month
36-month

Total

In addition to the table above, the managing general partner of Cantor, and solely with respect to BGC working partners, BGC Partners, will be able to grant earlier acceleration, in each case subject to the prior approval of a majority of our independent directors (subject to certain limited exceptions, including for estate planning purposes and for purposes of donating such shares to charitable organizations). To the extent such donated shares are restricted securities, we anticipate that the recipient charities or trusts would sell such shares immediately on the open market at the end of restricted period. After the one year anniversary of this offering, to the extent that earlier acceleration of distribution rights for our common stock is permitted for purposes of donating interests and/or distributed shares to charitable organizations, we anticipate that the charities receiving such donated shares would sell their holdings on the open market immediately after receipt.

The BGC exchange rights outstanding immediately after this offering will be exchangeable at any time after the first anniversary of the closing of this offering for an aggregate of                      shares of Class B common stock (or, at Cantor’s election, shares of our common stock).

The                      shares of our common stock sold in this offering (                     shares of our common stock if the over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” other than the shares held by our affiliates. The shares of our common stock that will be issued upon conversion of Class B common stock or in connection with an exchange of the BGC exchange rights may constitute “restricted securities” for purposes of the Securities Act. If they are restricted securities, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of our common stock will not be freely transferable to the public. See “Shares Eligible for Future Sale.”

Future issuances of BGC Holdings limited partnership interests to our working partners and our executive officers may, depending upon the price at which such units are offered, result in our interests in BGC U.S. and BGC Global being diluted, which could reduce the value of an investment in our common stock and result in compensation charges for accounting purposes that could adversely affect BGC Partners’ net income.

At the direction of our compensation committee or its designee, our present and prospective working partners and executive officers may be offered the opportunity to purchase BGC Holdings limited partnership interests. Any net proceeds received by BGC Holdings from such an investment generally will be contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units equal to the number of BGC Holdings limited partnership interests being issued. Any BGC Holdings limited partnership interests acquired by our working partners or executive officers, including any such interests acquired at preferential or historical prices that are less than the prevailing fair market value of our common stock, will generally receive distributions from BGC U.S. and BGC Global on an equal basis with all other limited partnership interests such as BGC U.S. limited partnership interests and BGC Global limited partnership interests held by BGC Partners. As a result, issuances of BGC Holdings limited partnership interests to our working partners and executive officers could dilute our interest in the distributions from BGC U.S. and BGC Global which could, in turn, reduce the value of an investment in our common stock. Furthermore, the dilutive effect of these issuances of BGC Holdings limited partnership interests at preferential prices will continue even after such working partner leaves BGC Holdings if Cantor exercises its right of first refusal to acquire from our working partners any BGC Holdings limited partnership interests that are to be redeemed by BGC Holdings, unless Cantor, to the extent permissible, subsequently exchanges such interests for shares of our capital stock. See “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Cantor’s Right of First Refusal.”

Issuances of BGC Holdings limited partnership interests to our working partners or executive officers at preferential or historical prices could also result in non-cash compensation charges for financial accounting purposes and, as a result, could adversely affect our net income.

If Cantor exercises its right of first refusal to purchase working partner interests that are to be redeemed by BGC Holdings and does not exchange such interests for shares of our capital stock, our share of income and distributions from BGC U.S. and BGC Global will remain the same, instead of increasing, when our working partners leave BGC Holdings.

Cantor will have a right of first refusal with respect to any working partner interests that are to be redeemed by BGC Holdings, which will permit, and in some cases require, Cantor to purchase these working partner interests from the BGC working partner. Any BGC Holdings limited partnership interests that were received by that working partner in exchange for interests in Cantor and are subsequently acquired by Cantor, while not exchangeable in the hands of the BGC working partner, will be exchangeable from time to time by Cantor, commencing one year after this offering, for shares of Class B common stock (or at Cantor’s election, shares of our common stock) on a one-for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors, or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange. See “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Cantor’s Right of First Refusal.”

The interests delivered to BGC Partners upon exercise of the exchange right will represent an interest in the income of our business equal to the value of the shares of our capital stock issued by us or cash paid by us upon such exchange. With respect, however, to working partner interests that Cantor acquires from our working partners but does not exchange for shares of our capital stock, either at its election or because such interests were not acquired by a working partner in exchange for such working partner’s interests in Cantor and therefore are not exchangeable by Cantor, BGC Partners will not receive additional interests in our business and the number of outstanding limited partnership interests in BGC U.S. and BGC Global will not decrease. As a result, there will be no corresponding increase in the share of distributions of the income from the operations of our business received by BGC Partners or allocated to the other outstanding BGC U.S. and BGC Global limited partnership interests, including those held by BGC Partners, when a working partner leaves BGC Holdings. Accordingly, although we will benefit upon the exercise of Cantor’s right of first refusal in that absent such exercise the redemption price for a working partner’s BGC Holdings limited partnership interests would have been funded by the redemption of BGC U.S. and BGC Global limited partnership interests held by BGC Holdings reflecting the redeemed working partner’s interest in our business, we will not receive any benefit from a larger share of distributions on the BGC U.S. and BGC Global limited partnership interests indirectly held by BGC Partners that otherwise would have been made.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. Some provisions of Delaware General Corporation Law, which we refer to as “DGCL,” and certificate of incorporation and amended and restated by-laws, which we refer to as our “by-laws,” that we intend to enter into in connection with this offering could make the following more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Our certificate of incorporation will provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board is unavailable, jointly by our Co-Chief Executive Officers or by Cantor, our controlling stockholder. In addition, our certificate of incorporation will permit us to issue “blank check” preferred stock.

Our by-laws will require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our by-laws will provide that all amendments to our by-laws must be approved by either the holders of a majority of the voting power of all outstanding capital stock entitled to vote or by a majority of our board of directors.

We will be subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time our common stock is quoted on the Nasdaq Global Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

In addition, our brokerage businesses are heavily regulated and some of our regulators require that they approve transactions which could result in a change of control, as defined by the then-applicable rules of our regulators. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

Further, the Equity Incentive Plan, which we plan to adopt prior to the closing of this offering, will contain provisions pursuant to which grants that are unexercisable or unvested may automatically become exercisable or vested as of the date immediately prior to certain change of control events. Additionally, change of control employment agreements between us and our named executive officers may also provide for payments in the event of certain change of control events.

The foregoing factors, as well as the significant common stock ownership by Cantor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of Our Expected Certificate of Incorporation and By-laws and Delaware Law.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties outlined in “Risk Factors” in this prospectus.

These risks and uncertainties are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•	our possible or assumed future results of operations and operating cash flows,

•	our strategies and investment policies,

•	our financing plans and the availability of short-term borrowing,

•	our competitive position,

•	potential growth opportunities available to our business,

•	the recruitment and retention of our working partners, brokers and other employees,

•	our expected levels of compensation,

•	our potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts,

•	the likelihood of success and impact of litigation, arbitration or other contingent liability,

•	our expected tax rate,

•	changes in interest and tax rates,

•	our expectations with respect to the economy, the securities markets and other industry trends,

•	the benefits to our business resulting from the effects of the separation, including this offering,

•	the impact on our business of our certificate of incorporation and by-laws,

•	the effects of competition on our business,

•	the impact of future legislation and regulation on our business, and

•	our ability to integrate future acquisitions into our business.

THE SEPARATION OF OUR BUSINESS AND THE

BGC PARTNERS ORGANIZATIONAL STRUCTURE

Pursuant to the separation and the closing of this offering, BGC Partners will acquire control over our business and our working partners, each of whom is currently a partner of Cantor, will become partners in BGC Holdings. These transactions, as well as the organizational structure of BGC Partners giving effect to the separation and this offering, are described below.

Pursuant to the master transaction agreement that we intend to enter into regarding the separation and recapitalization transactions, Cantor has the sole discretion to determine whether or not to complete these transactions and this offering and, if it decides to complete these transactions, the timing of this offering. The final determination as to the completion, timing, structure and terms of these transactions and this offering will be based on financial and business considerations and prevailing market conditions.

Our Separation from Cantor

Prior to the closing of this offering, our business was operated by Cantor and its affiliates. In connection with or prior to this offering, we have formed BGC Partners, BGC Holdings, BGC U.S. and BGC Global. In a series of transfers to be completed in connection with this offering, Cantor will transfer certain of its assets and liabilities and all of the issued and outstanding stock of Euro Brokers to BGC Partners, Inc. We refer to these transfers as the “separation.” The assets and liabilities that Cantor will transfer to BGC Partners will include:

•	all of Cantor’s interests in the subsidiaries that operate BGC’s inter-dealer brokerage business and Cantor’s market data businesses,

•	all of Cantor’s rights and obligations to share revenues with eSpeed in respect of clearing, processing and other back office services under the joint services agreement, and

•	certain indebtedness in the aggregate amount of $250 million incurred by Cantor to fund the business of BGC.

After this offering, Cantor will continue to hold its equity capital markets, debt capital markets and gaming businesses, its interests in eSpeed, certain greenhouse gas, energy, environmental and emission allowances businesses, the equity derivatives inter-dealer brokerage businesses of the Equities Division of Cantor and certain other businesses.

The separation will be effected, among other things, by a contribution by Cantor of the transferred assets and liabilities indirectly to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests. Cantor will subsequently exchange a portion of these BGC U.S. limited partnership interests and BGC Global limited partnership interests for BGC Holdings limited partnership interests. In addition, Cantor will contribute all of the issued and outstanding stock of Euro Brokers to BGC Partners, Inc. in exchange for shares of Class B common stock and the single share of Class C common stock. Through its subsidiaries, BGC Partners will contribute a portion of the net proceeds from this offering to BGC U.S. and BGC Global, in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests, and will also purchase certain BGC U.S. limited partnership interests and BGC Global limited partnership interests issued to Cantor for $                     million. In addition, immediately after the closing of this offering, BGC U.S. and BGC Global will repay existing indebtedness in an aggregate principal amount of $150 million owed by BGC to Cantor, and we will repurchase shares of our common stock from certain of our and our affiliates’ executive officers for an aggregate of $                     million and pay to Cantor an aggregate of $                     million in exchange for BGC Holdings limited partnership interests acquired by Cantor from certain of our executive officers. Cantor will use the net proceeds received from the repayment of indebtedness and from the purchase by BGC Partners of a portion of its BGC U.S. limited partnership interests and BGC Global limited partnership interests for general partnership purposes. See “Use of Proceeds.”

Prior to the closing of this offering, our working partners were limited partners in Cantor. Prior to the closing of this offering, Cantor will redeem all of the Cantor limited partnership interests held by our working partners in exchange for (1) a portion of the BGC Holdings limited partnership interests that Cantor receives in the separation, (2) the distribution rights and (3) until December 31, 2008, the right to receive equalization payments from Cantor. The key terms of the distribution rights and the equalization payments from Cantor are described in “—Our Ownership Structure after the Separation and This Offering—Expected Continuing Interests in Cantor” and in “Certain Relationships and Related Transactions.” The key terms of the BGC Holdings limited partnership interests that our working partners will receive in the separation are summarized in “—Our Ownership Structure after the Separation and This Offering” and in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests.”

Prior to the closing of this offering, BGC Partners will distribute approximately $150 million of its cash and accrued commissions receivable balances as of                     , 2007, to Cantor, and BGC Partners will settle all receivables and payables between it and related parties, other than eSpeed.

Our Ownership Structure after the Separation and This Offering

Expected BGC Partners Ownership Structure

Immediately after the separation and this offering, BGC Partners will hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings, and will serve as the general partner of BGC Holdings, which will entitle BGC Partners to control BGC Holdings. BGC Holdings, in turn, will hold the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global, and will serve as the general partner of each of BGC U.S. and BGC Global, which will entitle BGC Holdings (and thereby BGC Partners) to control each of BGC U.S. and BGC Global. BGC Holdings will hold its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC GP Limited. In addition, BGC Partners will indirectly through wholly-owned subsidiaries hold BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of                      units and                      units, representing approximately                     % and                     % of the outstanding BGC U.S. limited partnership interests and BGC Global limited partnership interests, respectively. BGC Partners is a holding company and, following this offering, will hold these interests, will serve as the general partner of BGC Holdings, and, through BGC Holdings, will act as the general partner of each of BGC U.S. and BGC Global. As a result of our ownership of the general partnership interest in BGC Holdings and BGC Holdings’ general partnership interest in each of BGC U.S. and BGC Global, BGC Partners anticipates it will consolidate BGC U.S.’s and BGC Global’s results for financial reporting purposes.

Immediately after the separation and this offering, the remainder of the BGC U.S. limited partnership interests and BGC Global limited partnership interests not held by us will be held indirectly by our working partners and Cantor through BGC Holdings. Our working partners will directly and Cantor will indirectly hold BGC Holdings limited partnership interests. BGC Holdings, in turn, will hold BGC U.S. limited partnership interests and BGC Global limited partnership interests and, as a result, our working partners and Cantor will indirectly hold BGC U.S. limited partnership interests and BGC Global limited partnership interests. We anticipate that Cantor’s and our working partners’ indirect ownership interest in BGC U.S. limited partnership interests and BGC Global limited partnership interests and direct and, in the case of Cantor, indirect ownership interest in BGC Holdings will be accounted for as a minority interest in our financial statements when the key transaction agreements entered into in connection with the closing of the separation and this offering are finalized. The BGC Holdings limited partnership agreement will provide that BGC Holdings, in its capacity as general partner of each of BGC U.S. and BGC Global, will require Cantor’s consent to amend the terms of the BGC U.S. or BGC Global limited partnership agreements or take any other action that may interfere with

Cantor’s exercise of its preemptive right to acquire BGC Holdings limited partnership interests (and the corresponding investment in BGC U.S. and BGC Global by BGC Holdings) or its BGC exchange rights. See “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Actions Requiring Cantor’s or Our Working Partners’ Consent.”

BGC Holdings limited partnership interests issued to Cantor, including those transferred to our working partners in redemption of their current limited partner interests in Cantor, will consist of BGC Holdings units and BGC exchange rights. Cantor will hold all of the BGC exchange rights. The BGC exchange rights and their related units will be exchangeable from time to time by Cantor, commencing one year after this offering, for shares of Class B common stock (or at Cantor’s election, shares of our common stock) on a one-for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors, or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange. With each exchange, our indirect interest in BGC U.S. and BGC Global will proportionately increase through our acquisition of a BGC Holdings unit. In addition, BGC Partners will have the right to require the exchange of its BGC Holdings unit, so acquired, for the BGC U.S. limited partnership interest and the BGC Global limited partnership interest underlying such BGC Holdings unit. Once BGC Partners receives a BGC Holdings limited partnership interest consisting of a BGC exchange right and the related BGC Holdings unit, all rights associated with the exchange right shall expire. As these exchanges for shares of our common stock, Class B common stock or cash are effected, the voting power of Cantor’s Class C common stock will be reduced proportionately so as to maintain Cantor’s Class C voting power in BGC Partners at the level of the then-outstanding BGC exchange rights. Immediately after the separation and this offering, Cantor’s BGC Holdings limited partnership interest will consist of                      BGC Holdings units representing approximately                     % of the outstanding BGC Holdings limited partnership interests or, indirectly,                     % of the outstanding BGC U.S. limited partnership interests and                     % of the outstanding BGC Global limited partnership interests, and all of the BGC exchange rights. The BGC Holdings limited partnership interests held by our working partners will consist of                      BGC Holdings units, representing in the aggregate approximately                     % of the outstanding BGC Holdings limited partnership interests or, indirectly,                     % of the outstanding BGC U.S. limited partnership interests and                     % of the outstanding BGC Global limited partnership interests, and no BGC exchange rights.

Cantor will have the right, and in some cases the obligation, to purchase BGC Holdings units in connection with the redemption of any BGC Holdings units held by any of our working partners or executive officers, including by transferring shares of our common stock owned by Cantor or received by Cantor upon exchanging the acquired BGC Holdings units, to those BGC working partners or executive officers, as described more fully below and in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests.”

Immediately after the separation and the closing of this offering, there will be                     shares of our common stock outstanding, all of which will be held by persons who purchase shares in this offering. Our Class A common stock will be the class of publicly-traded common stock of BGC Partners. Each share of Class A common stock will generally be entitled to one vote on matters submitted to our stockholders. In addition, immediately after the separation and the closing of this offering, Cantor will hold                      shares of the Class B common stock, representing approximately                     % of our voting power, and the single share of the Class C common stock, representing approximately an additional                     % of our voting power, which collectively will represent approximately                      % of our voting power. Each share of Class B common stock will generally be entitled to the same rights as a share of Class A common stock, except that, on matters submitted to a vote of our stockholders, each share of Class B common stock will be entitled to 10 votes. The Class C common stock will not be entitled to any economic rights, but will be entitled to vote on matters submitted to a vote of our stockholders and will be entitled to the total number of votes underlying the outstanding BGC exchange rights on an as-if-exchanged basis (assuming all BGC exchange rights and their related units (including units held by our working partners that were acquired in redemption of their limited partnership interests in Cantor with respect to which Cantor is required to exercise its right of first refusal) were exchanged for Class B common stock). This means that the single share of Class C common stock will have the voting power associated with the shares of Class B common stock that would be issued upon exchange of all BGC exchange rights and their related units for shares of Class B common stock. For example, if the outstanding BGC exchange rights and their related units were exchangeable for 50,000,000 shares of Class B common stock, the single share of Class C common stock would be entitled to 500,000,000 votes. As a result, Cantor initially will be able to control the election of our directors and control our management and affairs, including determinations with respect to acquisitions, dispositions, material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. The voting power of the Class C common stock will fluctuate over time as the BGC exchange rights and their related units are exchanged or additional BGC exchange rights are issued. The Class B common stock and Class C common stock generally will vote together with our common stock on all matters submitted to a vote of our stockholders.

The graphic below illustrates our expected ownership structure immediately after completion of the separation and this offering. It does not reflect the various subsidiaries of BGC Partners or Cantor, the exercise of the underwriters’ over-allotment option or the results of any exchange of the BGC exchange rights and their related units for our common stock.

The “Public Stockholders” caption on the graphic below excludes shares of our Class A common stock that will be distributed to certain of our and our affiliates’ executive officers by Cantor and repurchased by BGC Partners on the closing date of this offering in connection with the separation. For a description of this transaction, see “Certain Relationships and Related Transactions.”

Expected Ownership Structure Immediately after Completion

of the Separation and This Offering

Issuances of BGC Partnership Interests after This Offering

We expect that BGC Partners will be operated as a holding company. In order to maintain BGC Partners’ economic interest in BGC U.S. and BGC Global, any net proceeds received by us from any subsequent issuances of shares of our Class A common stock generally will be contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units equal to the number of shares of our Class A common stock being issued. In addition, subject to the approval of a majority of our board of directors, BGC Partners may elect to invest any excess cash into BGC U.S. and BGC Global in exchange for additional BGC U.S. limited partnership interests and BGC Global limited partnership interests. The investment price will be based on the then-applicable market price for shares of Class A common stock.

In the event that BGC Partners acquires any additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. or BGC Global, Cantor will have the right to cause BGC Holdings to acquire additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. and BGC Global up to the amount of BGC U.S. units and BGC Global units that would preserve its relative economic percentage interest in BGC U.S. and BGC Global immediately prior to the acquisition of such additional partnership units by BGC Partners, and Cantor will acquire an equivalent amount of additional BGC Holdings limited partnership interests. The purchase price per BGC U.S. unit and BGC Global unit for any such BGC U.S. limited partnership interests and BGC Global limited partnership interests issued indirectly to Cantor pursuant to its preemptive right will be equal to the price paid by BGC Partners per BGC U.S. unit and BGC Global unit. Any such BGC Holdings limited partnership interests issued to Cantor will include BGC exchange rights equal in number to the BGC Holdings units included in such BGC Holdings limited partnership interests. To the extent that any BGC exchange rights are issued, BGC Partners expects to issue a corresponding stock dividend to its common stockholders in order to maintain the common stockholders’ pro rata ownership interest in BGC Partners, subject to any applicable legal and contractual requirements (see “Dividend Policy”). In the event that BGC Partners acquires any additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. and BGC Global, those additional BGC U.S. limited partnership interests and BGC Global limited partnership interests will initially be in the form of BGC U.S. preferred limited partnership interests and BGC Global preferred limited partnership interests, as applicable. The preferred limited partnership interests will entitle BGC Partners to a to-be-determined fixed return (equal to the applicable interest rate payable on United States Treasury obligations with a maturity date of three years after the close of business on the business day immediately preceding the date of issuance of such preferred interests plus a specified number of basis points) on the aggregate purchase price for such interests and will not otherwise be entitled to participate in the profit and loss of BGC U.S. and BGC Global, as applicable. The BGC U.S. preferred limited partnership interests and BGC Global preferred limited partnership interests will automatically convert into regular BGC U.S. limited partnership interests and BGC Global limited partnership interests, as applicable, on the earlier of nine months after the date that BGC Partners acquires such preferred limited partnership interests from BGC U.S. and BGC Global and the date on which Cantor causes an investment by BGC Holdings in BGC U.S. and BGC Global under its preemptive right. Cantor may cause an exercise of its preemptive right, in whole or in part, at any time within nine months after the date that BGC Partners acquires such preferred limited partnership interests from BGC U.S. and BGC Global. Cantor will not otherwise have the right to acquire additional limited partnership interests from BGC U.S. or BGC Global, except as permitted by BGC Partners.

In addition, in connection with this offering, we intend to adopt a participation plan, which we refer to as the “Participation Plan,” for our working partners and executive officers that will provide for issuances, in the discretion of our compensation committee or its designee, of BGC Holdings limited partnership interests to our present or prospective working partners and executive officers. Any net proceeds received by BGC Holdings for such issuances generally will be contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units equal to the number of BGC Holdings limited partnership interests being issued. Any BGC Holdings limited partnership interests acquired by our working partners, including any such interests acquired at preferential or historical prices that are less than the prevailing fair market value of our common stock, will generally receive distributions from BGC U.S. and BGC Global on an equal basis with all other limited partnership interests, such as BGC U.S. limited partnership interests and BGC Global limited partnership interests held by BGC Partners. BGC Holdings will not have the right to acquire limited partnership interests in BGC U.S. and BGC Global other than in connection with an investment by Cantor as described in the preceding paragraph or in connection with issuances of BGC Holdings interests to our working partners and executive officers under the Participation Plan. For a further description of the terms of the BGC Holdings limited partnership interests that may be issued to present and prospective BGC working partners and executive officers, see “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests.”

Distributions by BGC U.S. and BGC Global with Respect to BGC U.S. Limited Partnership Interests and BGC Global Limited Partnership Interests

After this offering, we intend to cause BGC U.S. and BGC Global to distribute to their limited partners, BGC Holdings (which will, in turn, make distributions to its limited partners, our working partners and Cantor) and us, on a quarterly basis, cash that is not required to meet BGC U.S.’s and BGC Global’s anticipated business needs. We will fund dividends, if any, to our stockholders and taxes payable by us through these distributions. We expect that such distributions will be sufficient to cover dividends declared by us and all applicable taxes payable in respect of BGC Partners’ net taxable income.

BGC Holdings will distribute, from any cash distributed to it by BGC U.S. and BGC Global, to its limited partners sufficient cash to cover all of the tax liabilities attributable to their respective interests in BGC Holdings (including tax liabilities owed by any partner or interest holder in a limited partner or such partner’s or interest holder’s partner or interest holder). BGC Holdings will also make additional distributions to its limited partners of all other available cash received by it from BGC U.S. and BGC Global (unless BGC Partners determines otherwise, subject to Cantor’s consent), subject to limitations for selected extraordinary items, such as the disposition directly or indirectly of partnership assets outside of the ordinary course of business, as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Distributions by BGC Holdings with respect to BGC Holdings Limited Partnership Interests.” We intend to match the distribution policy of BGC Holdings. Accordingly, we intend to use a substantial portion of the cash we receive from BGC U.S. and BGC Global to distribute as dividends to our common stockholders or reinvest in BGC U.S. and BGC Global on a pro rata basis with BGC Holdings. See “Dividend Policy” and “Risk Factors.”

The master transaction agreement, BGC U.S. limited partnership agreement, BGC Global limited partnership agreement and BGC Holdings limited partnership agreement will provide that any and all items of income, gain, loss or deduction to the extent resulting from the specified special items (which will include certain claims related to existing litigation and other contingent liabilities (see “Business—Legal Proceedings”), claims by partners of Cantor, partnership disputes arising from the separation and claims by BGC Partners under the tax receivable agreement in the event that the Internal Revenue Service successfully challenges the tax basis increase) will be allocated entirely to the capital accounts of the BGC U.S. limited partnership interests and BGC Global limited partnership interests held by BGC Holdings and therefore will be allocated entirely to the capital accounts of the BGC Holdings limited partnership interests held by our working partners and Cantor. However, there can be no assurances that such allocation will fully insulate us from any or all of the negative effects that may be associated with such specified special items. Distributions to BGC Holdings limited partners will come from the capital accounts of its limited partners, and, as a result, the right of Cantor and our working partners who hold BGC Holdings limited partnership interests to receive any distributions from BGC Holdings will reflect the effect of these special items, which in turn could affect our retention of brokers. Any declines in such capital accounts will affect BGC Partners’ consolidated capital account and could adversely affect our ability to expand or, depending upon the magnitude of the decline or charge, to maintain the current level of our business.

For a further discussion of these distribution terms, see “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests.”

The BGC Holdings units held by our working partners and executive officers are also subject to redemption at any time at the election of BGC Partners, as the general partner of BGC Holdings, at a pre-determined formula redemption price, and may be, and in some cases are required to be, purchased by Cantor at the redemption price after redemption has been initiated by BGC Holdings, including for the purpose, in some cases, of permitting Cantor to exercise BGC exchange rights. The terms of redemption and Cantor’s right to purchase are described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests.”

Except as described above, we do not expect that BGC U.S., BGC Global or BGC Holdings will make any distributions in respect of BGC U.S. limited partnership interests, BGC Global limited partnership interests or BGC Holdings limited partnership interests after this offering. However, this policy is subject to change.

Expected Continuing Interests in Cantor

As noted above, our working partners and other limited partners of Cantor will receive distribution rights in the separation. The distribution rights will generally entitle the holder to receive from Cantor a distribution of a fixed number of shares of our common stock on the ninth anniversary of this offering subject to acceleration in certain circumstances as follows:

•

if he or she has been a partner of Cantor for one year or less as of the closing of this offering, 1/3rd of the shares of our common stock underlying the distribution right on each of the 12-, 24- and 36-month anniversaries of this offering, if, as of the applicable anniversary date, that holder continues to provide services to our company or Cantor, as applicable, and has not breached his or her working partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of BGC Holdings, as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Partner Obligations,” and

•

if he or she has been a partner of Cantor for more than one year as of the closing of this offering, (1) with respect to distribution rights received in the separation in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, issued three or more years prior to the closing of this offering, 1/3rd of the shares of our common stock underlying the distribution right on each of the 12-, 18- and 24-month anniversaries of this offering and (2) with respect to distribution rights received in the separation in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, issued less than three years prior to the closing of this offering, 1/5th of the shares of our common stock underlying the distribution right on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of this offering, in each case, if, as of the applicable anniversary date, that holder continues to provide services to our company or Cantor, as applicable, and has not breached his or her working partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of BGC Holdings, as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Partner Obligations.”

In addition, the managing general partner of Cantor, and solely with respect to BGC working partners, BGC Partners, will be able to grant earlier acceleration, in each case, subject to the prior approval of Cantor and a majority of our independent directors (subject to certain limited exceptions, including for estate planning purposes and for purposes of donating such shares to charitable organizations). While the continuing provision of services to BGC Partners or Cantor will, in the absence of a breach of the working partner obligations, result in accelerated receipt of these distribution rights, the ownership of these distribution rights and underlying shares of our common stock will not be dependent upon a working partner’s continued employment with us or Cantor or compliance with the working partner obligations.

Cantor may enter into arrangements pursuant to which our working partners and limited partners of Cantor providing services to us, in each case upon their becoming entitled to accelerated distributions of shares of our common stock as described above, would have a right to receive, in lieu of such shares, an increased share of the profits and losses of our business allocated to BGC Holdings reflecting, generally, the same portion of our business as such shares of our common stock. Any partner receiving an increased share of profits and losses would continue to receive the increased share until such partner receives the shares of our common stock, which would occur on the earliest of the ninth anniversary of this offering, upon such partner electing to receive such shares of our common stock or such partner leaving us or Cantor, as the case may be.

Furthermore, pursuant to the mandatory redemption of their existing Cantor units, our working partners will receive a new class of Cantor units that will entitle them to certain distributions from Cantor. Until December 31, 2008, our working partners who receive these Cantor units at the time of the separation will be entitled to receive, in respect of such units, distributions that, together with the distributions they receive from BGC Holdings on the BGC Holdings limited partnership interests received in the separation, are not less than those distributions that they would have received had they and all other working partners continued as partners of Cantor. As a result, during this period our working partners will receive not less than the same amount they would have received had their Cantor limited partnership interests not been redeemed for BGC Holdings limited partnership interests and distribution rights in the separation. Cantor will fund any such equalization payments. This equalization feature will not apply to any BGC Holdings limited partnership interests issued to our working partners after the separation.

Prior to this offering, Cantor intends to enter into agreements with Messrs. Amaitis and Lynn pursuant to which Cantor will agree to give each of them the right to sell their BGC Holdings limited partnership interests to Cantor at a price, to be determined prior to this offering, significantly more favorable to them than the amount that otherwise would have been payable upon redemption of such interests in the absence of these agreements. This amount will be payable by Cantor in stock, including shares of our common stock acquired by Cantor upon exchange of all or some of such purchased interests with BGC Partners or, at Cantor’s election, cash. The amount of BGC Holdings limited partnership interests covered by this right will generally vest over six years in the case of Mr. Amaitis (20% of the BGC Holdings limited partnership interests held by Mr. Amaitis on each of the 12- and 24-month anniversaries of this offering and 15% on each of the subsequent four annual anniversaries of this offering) and 10 years in the case of Mr. Lynn (20% of the BGC Holdings limited partnership interests held by Mr. Lynn on each of the 12- and 24-month anniversaries of this offering and 7.5% on each of the subsequent eight annual anniversaries of this offering). The BGC Holdings limited partnership agreement will provide that such right will be an exception to the general transfer restrictions in respect of BGC Holdings limited partnership interests and, in certain circumstances, the vesting of such right may be delayed. In addition, Cantor may provide other BGC Holdings limited partners with a similar right in the future.

Messrs. Amaitis, Barnard, Lynn, Merkel, and Paul Saltzmann, Chief Operating Officer of eSpeed, as well as one other individual who is employed by one of our affiliates, will receive an immediate distribution from Cantor of all or some of the underlying shares of our common stock pursuant to the distribution rights issued to these individuals in connection with the redemption of their Cantor limited partnership interests. Each of these individuals will immediately sell the shares underlying the distribution rights to BGC Partners at the initial public offering price in this offering. Concurrently, Cantor will also purchase some of the BGC Holdings limited partnership interests held by Messrs. Amaitis and Lynn. Cantor will immediately exchange the BGC Holdings limited partnership interests that it purchases from Messrs. Amaitis and Lynn with BGC Partners for cash in an amount equal to the initial public offering price of the shares of our common stock underlying such BGC Holdings limited partnership interests. The right to the proceeds of such sales of our common stock and the sales of BGC Holdings limited partnership interests to Cantor, net of applicable taxes, will be assigned, in connection with this offering, by these individuals for repayment of borrowings to their applicable lenders or for payment of required capital contributions on the closing date of this offering, for the substantial majority of which Cantor is the lender or in the case of capital contributions, the recipient, and the remainder of which are guaranteed by Cantor in the amount of, including interest, $                    , $                    , $                    , $                    , $                     and $                    , respectively, that were incurred in order to acquire a portion of their existing Cantor limited partnership interests (and in the case of Messrs. Amaitis and Lynn, a portion of which were incurred for other general purposes). See “Certain Relationships and Related Transactions—Repayment of Existing Loans and Required Capital Contributions.” Cantor’s exchange for cash of the BGC Holdings limited partnership interests that it will acquire from Messrs. Amaitis and Lynn will be an exception to the conditions on exchanges for cash and the general restriction on exchanges for one year after this offering.

In addition, Messrs. Lutnick, Merkel and Barnard will not have their interests in Cantor redeemed for BGC Holdings limited partnership interests in the separation, but rather will continue to hold Cantor limited partnership interests and other interests in Cantor and its affiliates, including distribution rights. For a description of these interests, see “Certain Relationships and Related Transactions.”

Other than as described above or in “Certain Relationships and Related Transactions,” neither our company nor any of our directors, executive officers or other employees will hold any ownership interest in Cantor after the separation and this offering.

You should read “Risk Factors—Risks Related to the Separation,” “Certain Relationships and Related Transactions” and “Description of Capital Stock” for additional information about our corporate structure and the risks posed by this structure.

Relationship with Cantor after This Offering

As a result of its holdings of shares of Class B common stock and the single share of Class C common stock, Cantor will be entitled to exercise approximately                     % of our voting power immediately after this offering. Accordingly, Cantor will be able to appoint and remove our board of directors, approve or veto any action requiring stockholder approval, and control our management and affairs, including determinations with respect to acquisitions, dispositions, material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of our common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. Furthermore, we intend to enter into several agreements in connection with the separation, which agreements will include a master transaction agreement, tax receivable agreement, clearing agreement, registration rights agreement and administrative services agreements. See “Certain Relationships and Related Transactions—Key Separation Agreements.” Mr. Lutnick, who will serve as our Co-Chief Executive Officer and Chairman, is also the Chairman of the Board and Chief Executive Officer of Cantor, the controlling stockholder of CFGM, Cantor’s managing general partner, and is the Chairman, Chief Executive Officer and President of eSpeed. In addition, Mr. Amaitis, who will serve as our Co-Chief Executive Officer and a member of our board of directors, is currently employed as Vice Chairman and Executive Vice President of eSpeed (although we expect him to step down from this position after the completion of this offering), Chairman and Chief Executive Officer of BGCI and BGC Partners, L.P., President and Chief Executive Officer of Cantor Index Limited and holds positions at various gaming affiliates of Cantor. Mr. Merkel, who will serve as our Executive Vice President, General Counsel and Secretary, is employed as Executive Vice President, General Counsel and Secretary of eSpeed and Executive Managing Director, General Counsel and Secretary of Cantor. Douglas R. Barnard, who will serve as our Chief Financial Officer, is also the Chief Financial Officer of Cantor. Messrs. Lutnick, Merkel and Barnard hold Cantor limited partnership interests and equity ownership in eSpeed and will not have these interests redeemed as part of either the separation or this offering.

Cantor has from time to time in the past considered possible strategic realignments of the business relationships that exist between and among Cantor, BGC and eSpeed and may do so in the future. Any future related party transactions will be subject to approval by a majority of our independent directors, but generally will not otherwise require the separate approval of our stockholders, and if such approval were required, Cantor will retain sufficient voting power to provide any such requisite approval without the affirmative consent of the other stockholders.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                     million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares of our common stock are offered at $                     per share, which represents the mid-point of the range set forth on the cover page of this prospectus.

We intend to use the net proceeds as follows:

•

to repurchase shares of our common stock from certain of our and our affiliates’ executive officers for an aggregate of $                     million (such funds will be used to repay borrowings or pay required capital contributions on the closing date of this offering, for the substantial majority of which Cantor is the lender or in the case of capital contributions, the recipient) and pay to Cantor an aggregate of $                     million in exchange for BGC Holdings limited partnership interests acquired by Cantor from certain of our executive officers, and

•	to purchase of the BGC U.S. limited partnership interests and of the BGC Global limited partnership interests held by Cantor immediately after this offering for an aggregate of $ million.

The remaining net proceeds (including the net proceeds from any shares of our Class A common stock sold pursuant to the underwriters’ over-allotment option) will be indirectly contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests.

BGC U.S. and BGC Global intend to use the net proceeds they receive from BGC Partners as follows:

•

to repay existing indebtedness in an aggregate amount of $150 million owed by BGC to Cantor, (1) $75.0 million of which has a fixed interest rate of 9.22% which is due in May 2012 and can be repaid at any time with no pre-payment penalties, (2) $33.3 million of which has a fixed interest rate of 8.72%, which is due in May 2012 and can be repaid at any time with no pre-payment penalties, and (3) $41.7 million of which has an interest rate equal to the six-month London Interbank Offered Rate, which we refer to as “LIBOR,” rate plus an additional 2% which is reset semi-annually (as of September 30, 2006, the rates range from 7.16% to 7.42%) which is due in April 2008 and no principal payments are paid until maturity and, subject to any applicable FSA restrictions, can be repaid at any time with no pre-payment penalties, and

•	for general corporate purposes.

Prior to the closing of this offering, BGC Partners will distribute approximately $150 million of its cash and accrued commissions receivable balances as of                     , 2007, to Cantor, and BGC Partners will settle all receivables and payables between it and related parties, other than eSpeed.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, a $1.00 increase (decrease) in the assumed public offering price of $                     per share would increase (decrease) the amount of proceeds of this offering by $                     million.

Cantor will use the cash it receives in connection with the separation and this offering for general partnership purposes.

DIVIDEND POLICY

We are a holding company with no direct operations and will be able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global.

BGC U.S. and BGC Global intend to distribute to their limited partners, including us, on a pro rata and quarterly basis, cash that is not required to meet BGC U.S.’s and BGC Global’s anticipated business needs. BGC U.S.’s and BGC Global’s ability to make any distributions to us will also depend upon other factors, including operating results, cash flow from operations, capital requirements and contractual, legal, financial and regulatory restrictions.

BGC Holdings will distribute, from any cash distributed to it by BGC U.S. and BGC Global, to its limited partners sufficient cash to cover all of the tax liabilities attributable to their interests in BGC Holdings. BGC Holdings will generally also distribute to its limited partners any excess cash remaining after tax liabilities unless BGC Partners, as the general partner of BGC Holdings, with Cantor’s consent, causes BGC Holdings to use such excess cash to reinvest in BGC U.S. and BGC Global.

We intend to match the distribution policy of BGC Holdings. Accordingly, we intend to use a substantial portion of the cash we receive from BGC U.S. and BGC Global to distribute as dividends to our common stockholders or reinvest in BGC U.S. and BGC Global on a pro rata basis with BGC Holdings.

As Cantor exercises its BGC exchange rights and related units for shares of our common stock and/or Class B common stock, it also will have a proportionate interest in the excess cash held by us to the extent that we retain excess cash balances or acquire additional assets with excess cash balances.

To the extent that any BGC exchange rights are issued to Cantor pursuant to its right to maintain its relative economic percentage interest in BGC U.S. and BGC Global in the event that BGC Partners reinvests in BGC U.S. and BGC Global, BGC Partners expects to issue a corresponding stock dividend to its common stockholders in order to maintain the common stockholders’ pro rata ownership interest in BGC Partners, subject to any applicable legal and contractual requirements. See “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Issuances of BGC Partnership Interests after This Offering.”

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors which will take into account general economic and business conditions, our financial condition, our available cash, our current and anticipated cash needs, and any other factors that the board considers relevant. Our ability to pay dividends may also be limited by covenants contained in future financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. There can be no assurance that our board of directors will declare dividends at all or on a regular basis.

Prior to the closing of this offering, BGC Partners will distribute approximately $150 million of its cash and accrued commissions receivable balances as of                 , 2007, to Cantor, and BGC Partners will settle all receivables and payables between it and related parties, other than eSpeed.

DILUTION

As of September 30, 2006, our pro forma net tangible book value was approximately $                     million, or approximately $(                    ) per share of our common stock outstanding. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. After giving effect to our issuance of shares of our common stock in this offering and Class B common stock in the separation, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us as well as other distributions by us in connection with the separation, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $(                    ) million, or $(                    ) per share of our common stock on an as-if converted basis (assuming all BGC exchange rights and their related units were exchanged for shares of our common stock). This represents an immediate dilution to new investors in our common stock of approximately $                     per share.

The following table illustrates this per share dilution (assuming that the underwriters do not exercise their over-allotment option, in whole or in part):

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2006	$

Increase per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors in this offering, assuming full exchange of all BGC exchange rights and their related units into shares of our common stock		$

If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to the separation would be approximately $                     per share and the dilution per share of our common stock to new investors in the offering would be $                     per share.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same (and after giving effect to our issuance of shares of our common stock in this offering and Class B common stock in the separation, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us as well as other distributions by us in connection with the separation), a $1.00 increase (decrease) in the assumed public offering price of $                     per share would increase (decrease), our pro forma net tangible book value as of September 30, 2006 by $                     million, or $                     per share of our common stock and represent an increase (decrease) in the immediate dilution to new investors in our common stock of approximately $                     per share.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006, reflecting:

•	the historical actual combined capitalization of the BGC Division,

•

the pro forma combined capitalization of the BGC Division prior to this offering, with the effects of our financial restructuring, including the distribution of approximately $150 million of cash to Cantor, the settlement of all receivables and payables with related parties except those involving eSpeed and the assumption of approximately $250 million of long-term debt,

•	the pro forma combined capitalization of the BGC Division, after giving effect to this offering as follows:

•

the sale by us of                      shares of our common stock in this offering, assuming an initial public offering price of $                     per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses,

•	the issuance by us of shares of Class B common stock and the single share of Class C common stock to Cantor in the separation, and

•	to repay existing indebtedness in aggregate principal amount of $150 million owed by BGC to Cantor.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and related notes and our unaudited pro forma combined financial information and related notes, in each case included elsewhere in this prospectus. The data assume that there has been no exchange of the BGC exchange rights and their related units for shares of our common stock, Class B common stock or cash and no exercise, in whole or in part, of the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering.

	As of September 30, 2006
	Historical BGC Division	Pro Forma	Pro Forma as Adjusted for This Offering
	($ in thousands)
Payables to related parties	$237,692
Short-term borrowings	14,450
Notes payable to related parties	196,318
Minority interest	7,049
Net assets	118,532
Stockholders’ equity:
Common stock
Additional paid-in capital

Total minority interest, net assets and stockholders’ equity	125,581

Total capitalization	$574,041

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth selected historical combined financial data for BGC for the periods and at the dates indicated. The selected historical combined financial data as of September 30, 2006 and December 31, 2005 and 2004 and for the nine months ended September 30, 2006 and for each of the years ended December 31, 2005, 2004 and 2003 have been derived from the BGC Division’s audited combined financial statements included elsewhere in this prospectus. The information presented for December 31, 2002 and 2001 have been derived from the unaudited combined financial statements of BGC which are not included in this prospectus. This selected combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined Financial Statements and the accompanying Notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
	($ in thousands)
Combined Statement of Income Data:
Revenues:
Commissions	$373,779	$343,327	$165,410	$123,811	$97,287	$130,829
Principal transactions	107,484	119,586	125,272	121,680	83,350	106,014
Fees from related parties	16,499	13,059	11,501	8,389	6,934	6,934
Market data	13,136	16,283	14,307	10,825	—	—
Interest	22,833	9,048	1,055	1,769	1,404	4,188
Other revenues	13,344	2,432	10,276	25,223	53	2,921

Total revenues	547,075	503,735	327,821	291,697	189,028	250,886
Expenses:
Compensation and employee benefits	385,094	386,752	193,405	154,075	110,490	138,720
Selling and promotion	40,316	43,890	18,805	14,910	8,755	11,413
Occupancy and equipment	39,395	33,550	26,189	15,098	5,949	6,595
Communications	35,360	37,214	20,330	15,566	15,889	16,703
Professional and consulting fees	29,491	30,603	11,329	9,740	10,005	10,380
Fees to related parties	30,902	33,277	28,001	26,661	20,549	24,640
Commissions and floor brokerage	5,999	7,000	3,571	2,773	6,391	18,808
Interest expense	26,440	13,875	6,124	1,373	1,820	3,441
Other expenses	20,265	21,158	16,421	9,052	15,187	23,817

Total expenses	613,262	607,319	324,175	249,248	195,035	254,517

(Loss) income from continuing operations before income taxes and minority interest	(66,187)	(103,584)	3,646	42,449	(6,007)	(3,631)
Gain (loss) applicable to minority interest	17	(16)	(54)	17	51	64
Provision (benefit) for income taxes	(71)	(7,634)	2,577	13,871	1,092	1,553

(Loss) income from continuing operations	(66,133)	(95,934)	1,123	28,561	(7,150)	(5,248)
Loss from discontinued operation, net of income tax	(650)	(117)	—	—	—	—
Cumulative effect of change in accounting principle, net of income tax	(10,080)	—	—	—	—	—

Net (loss) income	$(76,863)	$(96,051)	$1,123	$28,561	$(7,150)	$(5,248)

Combined Statement of Financial Condition Data:
Cash and cash equivalents	$138,514	$127,367	$19,215	$17,417	$45,168	$14,447
Total assets	1,908,019	875,059	454,409	232,052	213,229	226,276
Total liabilities	1,782,438	709,803	340,153	110,047	115,935	122,832
Total net assets	$118,532	$158,224	$107,208	$114,902	$90,208	$96,409

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined statements of operations for the year ended December 31, 2005 and the nine months ended September 30, 2006 and the unaudited pro forma combined statement of financial condition as of September 30, 2006 present the results of BGC Partners, Inc. assuming the key transaction agreements entered into in connection with the closing of the separation and this offering have been properly executed and we can consolidate BGC, and as if the initial public offering of our common stock, the restructuring of our loans, Cantor’s contribution of all of its rights and obligations to share revenues with eSpeed under the joint services agreement, the creation of the Service Company Entity, the 2005 Acquisitions (as defined below), and our proposed compensation arrangements with our executive officers had each been completed as of January 1, 2005 with respect to the unaudited pro forma statement of operations information and at September 30, 2006 with respect to the unaudited pro forma statement of financial condition information. The adjustments have been made based on the information available and upon assumptions that management believes are reasonable to reflect on a pro forma basis the matters set forth below.

Revenues Under the Joint Services Agreements:    Concurrently with this offering, Cantor will contribute to us all of Cantor’s rights and obligations to receive revenues earned under the joint services agreement for providing clearing and processing and other back office services for certain trades executed by us and eSpeed.

Service Company:    We have established a Service Company Entity into which we transferred all of our current U.K. administrative employees and operations in December 2006. The administrative services agreement with the Service Company Entity will provide the right to charge costs at a mark-up. We will pay the Service Company Entity actual costs incurred for services provided to us and a mark-up currently at 7.5%. We will own 52% of the Service Company Entity and will consolidate it. Cantor will own 48% of the Service Company Entity and will pay the Service Company Entity actual costs for the services provided to it and a mark-up currently at 7.5%.

2005 Acquisitions:    On May 20, 2005, we completed our acquisition of Euro Brokers, an international inter-dealer broker specializing in money market, derivative and other securities products. Under the terms of the agreement, the stockholders of Euro Brokers received $14 per share in cash. Based on the approximately 7.7 million shares and vested stock options outstanding as of the date of the close, the total purchase price was approximately $97.3 million. As part of the Euro Brokers acquisition, BGC recorded $45.0 million of goodwill and $8.1 million of purchased intangibles. The purchased intangibles consist of $5.2 million of customer related intangibles, $2.3 million of internally developed software and $0.6 million of trademark related intangibles, which will be amortized over their estimated useful lives at the date of purchase using the straight-line method (see Note 10, Goodwill and Other Intangible Assets, of the accompanying Notes to Combined Financial Statements for further discussion of the acquired intangible assets). On September 30, 2005, we completed our acquisition of ETC Pollak, a French inter-dealer broker based in Paris. Under the terms of the agreement, we paid approximately $13.1 million to acquire the net assets of ETC Pollak. In connection with the acquisition, we recorded $2.0 million of goodwill and $5.6 million of purchased intangibles. The purchased intangibles consist primarily of customer related intangibles, which will be amortized over their estimated useful lives using the straight-line method. These acquisitions are collectively known as the “2005 Acquisitions.” See Note 5, Acquisitions, of the accompanying Notes to Combined Financial Statements for further discussion of these acquisitions.

Adjustments:    This pro forma combined financial information reflects certain adjustments to our audited combined financial statements for minority interest and corporate taxes. Effective upon completion of this offering, indirectly through BGC Holdings, Cantor and our working partners will own approximately                     % of BGC Partners, L.P. and BGC Global Holdings, L.P. This ownership interest is reflected as an adjustment to minority interest in these pro forma combined financial statements. This pro forma combined financial information also contains an adjustment for corporate taxes at a 35% effective rate.

Executive Officer Compensation:    This pro forma combined financial information reflects the effect of our current proposed compensation arrangements with our executive officers whereby each of our co-Chief

Executive Officers would receive a base salary of $2.0 million with a performance bonus of up to $                     million each and our President would receive a base salary of $                     million and a performance bonus of up to $                     million. The pro forma adjustments assume that the officers receive the full amount of their respective performance bonuses.

This Offering:    The following unaudited pro forma combined financial statements assume that we will receive approximately $400 million in cash proceeds less fees and expenses from this offering in exchange for                      shares sold to the public at the public offering price of $                     per share. As of the closing of this offering, Cantor will own one share of Class C common stock and                      shares of Class B common stock, which collectively will represent                     % of our voting power. We estimate that we will receive net proceeds from this offering of approximately $                     million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares of our common stock are offered at $                     per share, which represents the mid-point of the range set forth on the cover page of this prospectus. Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, a $1.00 increase (decrease) in the assumed public offering price of $                     per share would increase (decrease) the amount of proceeds of this offering by $                     million.

We intend to use the net proceeds as follows:

•

to repurchase shares of our common stock from certain of our and our affiliates’ executive officers for an aggregate of $                     million and pay to Cantor an aggregate of $                     million in exchange for BGC Holdings limited partnership interests acquired by Cantor from certain of our executive officers,

•	to purchase of the BGC U.S. limited partnership interests and of the BGC Global limited partnership interests held by Cantor immediately after this offering for an aggregate of $ million,

The remaining net proceeds will be indirectly contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests. BGC U.S. and BGC Global intend to use the net proceeds as follows:

•	to repay existing indebtedness in an aggregate amount of $150 million owed by BGC to Cantor, and

•	for general corporate purposes.

Finance Restructuring:    As part of this offering, we will distribute to Cantor approximately $150 million of our cash and accrued commissions receivable. As part of this offering, we anticipate that all receivables and payables with related parties, except those involving eSpeed, will be settled. As part of this offering, we also expect to assume approximately $250 million of total long-term debt, including subordinated debt and potential third-party debt.

The unaudited pro forma combined financial information and accompanying notes should be read together with our historical Combined Financial Statements and accompanying Notes thereto appearing elsewhere in this prospectus. We derived the unaudited pro forma combined financial information by adjusting our historical Combined Financial Statements. These adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of this offering and related transactions may differ from the effects reflected in the unaudited pro forma combined financial information. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of this offering and related transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

You should read the following information in conjunction with “The Separation of Our Business and the BGC Partners Organizational Structure,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Combined Financial Statements and the accompanying Notes thereto included elsewhere in this prospectus.

BGC Partners, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2005

(in thousands)

	Pro Forma
	Historical BGC Division	2005 Acquisitions[a]	Revenues Under the Joint Services Agreements		Service Company[b]	Adjustments			Subtotal	Executive Officer Compensation[c]	Initial Public Offering	Financial Restructuring	As Adjusted
Revenues:
Commissions	$343,327	$103,540	$33,206	[d]	$—		$—		$480,073	$—	$—	$—	$480,073
Principal transactions	119,586	992							120,578				120,578
Fees from related parties	13,059								13,059				13,059
Market data	16,283								16,283				16,283
Interest	9,048	1,413							10,461				10,461
Other revenues	2,432	(992)							1,440				1,440

Total revenues	503,735	104,953	33,206		—		—		641,894	—	—	—	641,894
Expenses:
Compensation and employee benefits	386,752	101,710							488,462				488,462
Selling and promotion	33,550								33,550				33,550
Occupancy and equipment	43,890	6,446							50,336				50,336
Communications	37,214	6,055							43,269				43,269
Professional and consulting fees	30,603								30,603				30,603
Fees to related parties	33,277		2,204	[e]					35,481				35,481
Commissions and floor brokerage	7,000		3,472	[e]					10,472				10,472
Interest expense	13,875	2,034							15,909			[f]	15,909
Other expenses	21,158	10,193							31,351				31,351

Total expenses	607,319	126,438	5,676		—		—		739,433	—	—	—	739,433

(Loss) income from continuing operations before minority interest and income taxes	(103,584)	(21,485)	27,530		—		—		(97,539)	—	—	—	(97,539)
Gain applicable to minority interest	(16)							[g]	(16)				(16)
(Benefit) provision for income taxes	(7,634)						—	[h]	(7,634)				(7,634)

(Loss) income from continuing operations	(95,934)	(21,485)	27,530		—				(89,889)	—	—	—	(89,889)
(Loss) income from discontinued operation, net of income tax	(117)								(117)				(117)

Net (loss) income	$(96,051)	$(21,485)	$27,530		$—	$			$(90,006)	$—	$—	$—	$(90,006)

Per Share Data:
Basic earnings per share
Diluted earnings per share
Basic weighted average shares of common stock outstanding											[i]
Diluted weighted average shares of common stock outstanding											[i]

BGC Partners, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Nine Months Ended September 30, 2006

(in thousands)

	Pro Forma
	Historical BGC Division	Revenues Under the Joint Services Agreements		Service Company[b]	Adjustments			Subtotal	Executive Officer Compensation[c]	Initial Public Offering	Financial Restructuring	As Adjusted
Revenues:
Commissions	$373,779	$19,437	[d]	$—		$—		$393,216	$—	$—	$—	$393,216
Principal transactions	107,484							107,484				107,484
Fees from related parties	16,499							16,499				16,499
Market data	13,136							13,136				13,136
Interest	22,833							22,833				22,833
Other revenues	13,344							13,344				13,344

Total revenues	547,075	19,437		—		—		566,512	—	—	—	566,512

Expenses:
Compensation and employee benefits	385,094							385,094				385,094
Selling and promotion	39,395							39,395				39,395
Occupancy and equipment	40,316							40,316				40,316
Communications	35,360							35,360				35,360
Professional and consulting fees	29,491							29,491				29,491
Fees to related parties	30,902	2,204	[e]					33,106				33,106
Commissions and floor brokerage	5,999	3,472	[e]					9,471				9,471
Interest expense	26,440							26,440			[f]	26,440
Other expenses	20,265							20,265				20,265

Total expenses	(613,262)	5,676		—		—		618,938	—	—	—	618,938

(Loss) income from continuing operations before minority interest and income taxes	(66,187)	13,761						(52,426)				(52,426)
Gain applicable to minority interest	17						[g]	17				17
(Benefit) provision for income taxes	(71)						[h]	(71)				(71)

(Loss) income from continuing operations	(66,133)	13,761		—				(52,372)	—	—	—	(52,372)
(Loss) income from discontinued operation, net of income tax	(650)							(650)				(650)
Cumulative effect of change in accounting principle, net income tax	(10,080)							(10,080)				(10,080)

Net (loss) income	$(76,863)	$13,761		$—	$			$(63,102)	$—	$—	$—	$(63,102)

Per Share Data:
Basic earnings per share
Diluted earnings per share
Basic weighted average shares of common stock outstanding											[i]
Diluted weighted average shares of common stock outstanding											[i]

BGC Partners, Inc.

Unaudited Pro Forma Combined Statement of Financial Condition

As of September 30, 2006

(in thousands)

	Historical BGC Division	Service Company[b]	Adjustments	Subtotal	Executive Officer Compensation[c]	Initial Public Offering		Financial Restructuring		As Adjusted
Assets
Cash and cash equivalents	$138,514	$—	$—	$138,514	$—	$—	[j]	$—	[k]	$138,514
Cash segregated under regulatory requirements	4,840			4,840						4,840
Securities purchased under agreements to resell	50,227			50,227						50,227
Securities owned:
Pledged as collateral	17,950			17,950						17,950
Unencumbered	36,258			36,258						36,258
Receivables from brokers, dealers, clearing organizations, customers and related broker dealers	1,142,816			1,142,816						1,142,816
Accrued commissions receivable, net of allowance for doubtful accounts	125,750			125,750						125,750
Receivables from related parties	148,037			148,037				[l]		148,037
Forgivable loans and other receivables from employees and partners	58,609			58,609						58,609
Fixed assets, net	76,083			76,083						76,083
Investment	9,815			9,815						9,815
Goodwill	47,007			47,007						47,007
Other intangibles, net	10,185			10,185						10,185
Other assets	41,928			41,928						41,928

Total assets	$1,908,019	$—	$—	$1,908,019	$—	$—		$—		$1,908,019

Liabilities and net assets/stockholders’ equity
Accrued compensation	$52,751	$—	$—	$52,751	$—	$—		$—		$52,751
Payables to brokers, dealers, clearing organizations customers and related broker dealers	1,123,889			1,123,889						1,123,889
Payables to related parties	237,692			237,692				[m]		237,692
Short-term borrowings	14,450			14,450						14,450
Current portion of long-term debt to related parties	46,000			46,000						46,000
Accounts payable, accrued and other liabilities	157,338			157,338						157,338

Total current liabilities	1,632,120	—	—	1,632,120	—	—		—		1,632,120
Long-term notes to related parties	150,318			150,318				[f]		150,318

Total liabilities	1,740,418	—	—	1,740,418	—	—		—		1,740,418
Minority interest	7,049		[g]	7,049						7,049
Net assets/stockholders’ equity	—			—						—
Common Stock, par value $0.01	—			—		[i]				—
Additional paid in capital	—			—		[i]				—
Retained Earnings	—			—		[i]				—
Net assets	118,532			118,532						118,532

Total net assets/stockholders’ equity	118,532	—		118,532	—	—		—		118,532

Total liabilities and net assets/stockholders’ equity	$1,908,019	$—	$—	$1,908,019	$—	$—		$—		$1,908,019

Notes to Unaudited Pro Forma Combined Financial Information

(a)	To reflect the operations of Euro Brokers and ETC Pollak as if they had been acquired on January 1, 2005. These results are based on the actual pre-acquisition operations of Euro Brokers and ETC Pollak.
(b)	To record pro forma adjustments to reflect Cantor’s 48% minority interest in the net income of the Service Company Entity.
(c)	To record adjustment for pro forma compensation expense representing additional compensation amounts had our executive officers received compensation from us at their anticipated fiscal year 2007 levels whereby each of our co-Chief Executive Officers would receive a base salary of $2.0 million with a performance bonus of up to $ million each and our President would receive a base salary of $ million and a performance bonus of up to $ million. The adjustment assumes that officers received the full amount of their respective performance bonuses. There is no additional foreign tax benefit on this increase to the net operating loss carry forward as we have recorded an associated valuation allowance.
(d)	To record revenues BGC Partners would have earned had the joint services agreement been assigned to BGC Partners on January 1, 2005. These revenues represent the 35% share of revenues we receive under the joint services agreement for fully electronic transactions effected in an electronic marketplace operated by us and eSpeed involving financial products cleared and settled by us.
(e)	This pro forma adjustment records the effect of the expenses that BGC Partners would have incurred to perform the required services to settle transactions under the joint services agreement.
(f)	To record pro forma long-term debt adjustment for the difference between the anticipated $250 million in long-term indebtedness to be entered into concurrently with this offering and the long-term indebtedness outstanding as of this offering and associated interest charges.
(g)	To record pro forma adjustment for the impact of the minority interest ownership of BGC Partners, L.P. and BGC Global Holdings, L.P. by Cantor Fitzgerald, L.P. and our working partners as of the date of this offering.
(h)	To record pro forma adjustments to reflect a corporate tax rate of 35% which we expect to be subject to as of the date of this offering; however, no tax benefit has been booked due to our full valuation allowances.
(i)	To record pro forma adjustments to capital accounts pursuant to this offering. We expect to complete the issuance of shares of our common stock with a par value of to the public at $ per share.
(j)	To record anticipated net cash proceeds of $ million less fees of $ million from this offering.
(k)	To record net cash remitted to Cantor of approximately $150 million.
(l)	To record pro forma adjustment to eliminate intercompany receivables due from Cantor of $ million, excluding intercompany receivables due from eSpeed.
(m)	To record pro forma adjustment to eliminate intercompany payables owed to Cantor and its affiliates of $ million, excluding intercompany payables owed to eSpeed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our combined historical financial statements and related notes included elsewhere in this prospectus as well as our unaudited pro forma financial information contained in the section entitled “Unaudited Pro Forma Combined Financial Information.” This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus and elsewhere in this prospectus. Actual results may differ materially from those contained in any forward-looking statements. In addition, certain of the descriptions of our operating and financial measures may not be directly comparable to similar classifications used by other companies.

Introduction

Overview

We are a leading full-service inter-dealer broker specializing in the trading of OTC financial instruments and related derivatives products. In August 2004, Cantor announced the restructuring of its inter-dealer brokerage business, renaming it “BGC”, in honor of B. Gerald Cantor, Cantor’s founder and a pioneer in screen brokerage and fixed income market data products. We provide integrated voice and electronic execution brokerage services to many of the world’s largest and most creditworthy banks that regularly trade in capital markets, brokerage houses and investment banks for a broad range of global financial products, including fixed income securities, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments, as well as market data products for selected financial instruments. Our integrated voice and electronic platform is designed to provide flexibility to our customers with regard to price discovery, execution and processing of transactions. Our hybrid platform enables our customers to use voice, screen-assisted, voice-assisted or, where available, fully electronic brokerage services, in connection with transactions executed either OTC or through an exchange. Our hybrid platform allows us to continue to generate revenues, irrespective of whether a market is voice-brokered or electronic in nature. Our brokerage services include execution, clearing, processing and other back office services. We complement our brokerage services with additional value-added products such as market data and analytics products.

Brokerage and Market Data

We provide our integrated brokerage services through our established brokerage platform and our relationship with eSpeed. Our relationship with eSpeed is guaranteed in a perpetual joint services agreement. Our platform is carried on eSpeed’s electronic trading systems and we have a perpetual and exclusive right to use eSpeed’s system. Under the joint services agreement and the master transaction agreement which we intend to enter into in connection with this offering, we will share revenues with eSpeed on a pre-determined schedule.

We complement our trading services by providing our proprietary market data to our customers through our BGC Market Data product. BGC Market Data is the source of real-time proprietary pricing and other data derived through BGC Partners and eSpeed for U.S. and European securities and derivatives. Current products include real-time data in live markets for U.S. Treasuries, European government bonds, eurobonds and U.S. dollar interest rate swaps. Our market data services are available across a broad array of distribution channels, including Bloomberg, CQG, Reuters and Thomson ILX.

Recent Developments

In November 2006, we acquired Aurel Leven, one of the leading independent inter-dealer brokers in France, active in the equities, equity derivatives and fixed income markets. We believe that Aurel Leven will add scale to our equity derivatives franchise and will expand our reach into Europe.

In December 2006, we acquired AS Menkul, an established broker in Turkey. AS Menkul is a member of the Istanbul Stock Exchange and as such has direct access to the Turkish equities market and the Turkish electronic bond market.

Financial Overview

Our revenues are derived primarily from brokerage fees charged for either agency or matched principal transactions, fees charged for market data and analytics products, fees from related parties and interest income. Effective upon the completion of this offering, our brokerage fees will also include revenues earned under the joint services agreement for providing clearing, processing and other back office services for trades executed by us and eSpeed on a fully electronic basis (see “Business—Relationship with eSpeed”).

We earn revenues from inter-dealer voice brokerage services on both an agency and riskless principal basis. In agency transactions, we charge a commission for connecting buyers and sellers and assisting in the negotiation of the price and other material terms of the transaction. After all material terms of a transaction are agreed upon, we identify the buyer and seller to each other and leave them to settle the trade directly. Principal transaction revenues are primarily derived from matched principal transactions whereby revenues are earned on the spread between the buy and the sell price of the brokered security, commodity or derivative. A very limited number of trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer’s execution needs for transactions initiated by such customers, or for the purpose of proprietary trading. Customers either see the buy or sell price on a screen or are given this information over the phone. The brokerage fee is then added to the buy or sell price, which represents the spread we earn as principal transactions revenues. We complement our trading services by providing market data products for selected financial institutions. We earn revenues from selling these products from subscription fees and fees from customized one-time sales.

We offer our services in three broad product categories: securities brokering; derivatives, currencies, commodities and other brokering; and market data. The chart below details revenues by product category and geography (in thousands except employee counts):

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
		(unaudited)
Revenues by product:
Securities brokering	$165,912	$123,756	$168,564	$136,738	$131,997
Derivatives, currencies, commodities and other brokering	315,351	208,960	294,349	153,944	113,494
Market data	13,136	12,027	16,283	14,307	10,825

Total market data, commissions and principal transactions revenues	494,399	344,743	479,196	304,989	256,316
Corporate revenues	52,676	22,677	24,539	22,832	35,381

Total revenues	$547,075	$367,420	$503,735	$327,821	$291,697

Revenues by geography:
North America	180,750	$107,007	$159,464	$46,700	$31,859
Europe	313,651	227,218	296,360	253,268	234,951
Asia	52,674	33,195	47,911	27,853	24,887

Total revenues	$547,075	$367,420	$503,735	$327,821	$291,697

Total brokers	1,064	964	1,103	551	467
Total market data, commissions and principal transactions revenues per broker	$465	$358	$434	$554	$549
Total employees	1,518	1,380	1,526	774	695

In addition to brokerage related revenues, we generate revenues from fees charged to related parties and interest income. In Europe and Asia, we earn fees from related parties for certain administrative and back office services we provide to Cantor and its affiliates. These services include office space, utilization of fixed assets, accounting services, operational support, human resources, legal services and information technology. Historically, fees for these services included a mark-up of 7.5%. The administrative services agreement with the Service Company Entity will provide the right to charge costs at a mark-up. We will pay the Service Company Entity for actual costs incurred for services provided to us and a mark-up currently at 7.5%. We will own 52% of the Service Company Entity and will consolidate it. Cantor will own 48% of the Service Company Entity and will pay the Service Company Entity for actual costs incurred for services provided to it and a mark-up currently at 7.5%. We generate interest income primarily by the investment of our daily cash balances. These investments are generally in highly liquid and very short-term instruments.

The majority of our operating costs consist of compensation and employee benefits, which include base salaries, broker bonuses based on broker production, guaranteed bonuses, other discretionary bonuses, forgivable loans and all related employee benefits and taxes. Our employees consist of brokers, market data salesmen, executives and other administrative support. The majority of our brokers receive a base salary and a formula bonus based on either solely the individual broker’s production or a pool of brokers’ production for a particular product or sales desk. Our market data salesmen either receive a base salary or a draw on commissions, with the less-experienced salesmen typically receiving base salaries.

Compensation and employee benefits also include forgivable loans generally given to our new or current employees as they sign new employment agreements with us. These forgivable loans are amortized over their lifetime, which is generally for a period of two or three years and typically include repayment clauses should the employee terminate his or her employment during the term of the loan.

We also have various other operating expenses. We incur leasing, equipment and maintenance expenses for our affiliates worldwide. We incur selling and promotion expenses, which include entertainment, marketing and travel-related expenses. We incur communication expenses for voice and data connections with our clients, clearing agents and general usage. Primarily in the U.S., we pay fees to related parties for performing certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support. We believe these allocations to be a reasonable reflection of the utilization of services rendered. However, the expenses allocated for these services are not necessarily indicative of the expenses that would have been incurred if we had been a separate independent entity. In addition, these allocations may not reflect the costs of services we may receive from Cantor and its affiliates in the future. We incur commissions and floor brokerage fees for clearing, brokerage and other transactional expenses for clearing and settlement services. We also incur various other normal operating expenses during the course of running our business.

We incur tax expenses based on the locations, legal structure and jurisdictional taxing authorities of our subsidiaries. Certain of the entities included within BGC are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in the City of New York for which BGC records an income tax provision. Also, under applicable U.S. federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner’s tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. BGC’s subsidiary, Euro Brokers is subject to income tax as a corporation. BGC’s foreign subsidiaries are taxed as corporations in their local jurisdiction.

Discussion of Results Overview

Prior to the events of September 11, 2001, our brokerage business was widely recognized as one of the leading full-service wholesale inter-dealer brokers in the world. After September 11, 2001 and the loss of the majority of our U.S.-based employees, our brokerage business operated primarily in Europe. Over the past two years, we have re-established our U.S. presence and have continued to expand our global presence through the acquisition and integration of established brokerage companies and the hiring of a substantial number of experienced brokers. Through these actions, we have been able to expand our presence in key markets and position our business for sustained growth.

In 2004, we began operating in the U.S. (BGC USA) and Switzerland (BGC Capital Markets (Switzerland)). We added substantially to our operations in Asia by more than doubling our voice-brokerage personnel in the region to nearly 200, including the addition of experienced senior management during the first five months of 2005. In May 2005, we acquired BGC Financial for approximately $97.3 million. With this acquisition, we gained a more substantial presence in the U.S. and added approximately 325 brokers worldwide. In September 2005, we completed our acquisition of ETC Pollak, a leading inter-dealer broker based in Paris, France, for approximately $13.1 million, adding approximately 70 brokers. In November 2006, we acquired Aurel Leven, one of the leading independent inter-dealer brokers in France, active in the equities, equity derivatives and fixed income markets. In December 2006, we acquired AS Menkul, an established broker in Turkey. Additionally, we have also added departments and staff to many product desks to facilitate growth in our business.

We experienced net losses of approximately $76.9 million and $96.1 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. Our operating losses were largely due to non-cash compensation related charges, one-time acquisition-related charges, integration costs, broker acquisition costs, move-related expenses and increased expansion efforts. These charges were approximately $68.7 million and $49.5 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. A brief discussion of these charges follows:

•

We recognized charges related to the adoption of Statement of Financial Accounting Standards No. 123R (“SFAS 123R”) of approximately $28.2 million related to grant units in the nine months ended September 30, 2006 (see Note 2, Basis of Presentation and Summary of Significant Accounting Policies, of the accompanying Notes to Combined Financial Statements for more information regarding our implementation of SFAS 123R). Approximately $18.1 million of those SFAS 123R related charges are included as part of “Compensation and employee benefits” and approximately $10.1 million of those SFAS 123R related charges are included as part of “Cumulative effect of change in accounting principle” on the accompanying Combined Statements of Operations.

•

During 2005 and 2006, we issued forgivable loans of approximately $54 million in conjunction with our Euro Brokers and ETC Pollak acquisitions and Asian growth. We booked non-cash amortization expense of approximately $15.0 million and approximately $11.7 million related to these loans for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. These loans will primarily be fully amortized in 2007 for New York based employees and in 2008 for overseas based employees. Non-cash amortization expense related to these forgivable loans is included as part of “Compensation and employee benefits” on the accompanying Combined Statements of Operations. See “—Trends and Uncertainties” for more information regarding the future amortization expense associated with these forgivable loans.

•

We recognized other acquisition-related expenses of approximately $19.0 million for the year ended December 31, 2005 for the acquisitions of Euro Brokers (see Note 5, Acquisitions, of the accompanying Notes to Combined Financial Statements for more information regarding these acquisitions). Of these other acquisition-related expenses, $8.3 million is included as part of “Compensation and employee benefits” and $10.7 million is included as part of “Other expenses” on the accompanying Combined Statements of Operations.

•

We recognized move-related expenses for our moves into our new London offices at One Churchill Place of $24.6 million and $7.6 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. These charges include the cost of moving our offices, furnishing our new offices, paying duplicate rent on BGC’s prior space and breaking and/or subletting our current leases at One America Square and Houndsditch in London (see Note 16, Commitments, Contingencies and Guarantees, of the accompanying Notes to Combined Financial Statements, for more information regarding the accelerated depreciation and net future lease commitments in relation to these moves). These move-related expenses are included as part of “Occupancy and equipment” on the accompanying Statements of Operations.

•

In the U.K., we settled with Her Majesty’s Revenue and Customs (“HMRC”) for $12.0 million in tax liabilities arising from various compensation plans established by our subsidiaries and operated between 1998 and 2003. Additionally, we have a settlement pending with HMRC for further compensation plans established between 2003 and 2004, for an anticipated net cost of $3.1 million. We recognized expense of $0.9 million and $11.1 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively, related to these settlements (see Note 16, Commitments, Contingencies and Guarantees, of the accompanying Notes to Combined Financial Statements for more information regarding this matter). The expense associated with these tax liabilities is included as part of “Compensation expense” on the accompanying Combined Statements of Operations.

Results of Operations

These historical results of operations include the activities of the majority and wholly-owned entities of Cantor that were reorganized as part of the restructuring in 2004. In addition, these historical results of operations include the activities of certain divisions and businesses of Cantor that are expected to be transferred to us as part of this offering, including Cantor’s market data division, Cantor’s investment in Freedom International Brokerage and Cantor’s North American futures business. These historical results of operations do not include the revenues and obligations we will receive under the joint services agreement in the U.S.

Nine Months Ended September 30, 2006 versus Nine Months Ended September 30, 2005

The following table sets forth certain components of our net loss for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 (in thousands):

	Nine Months Ended September 30,
	2006	2005	$ Change	% Change
Revenues:
Commissions	$373,779	$235,790	$137,989	58.5%
Principal transactions	107,484	96,926	10,558	10.9%
Market data	13,136	12,027	1,109	9.2%
Fees from related parties	16,499	10,126	6,373	62.9%
Interest	22,833	8,678	14,155	163.1%
Other revenues	13,344	3,873	9,471	244.5%

Total revenues	547,075	367,420	179,655	48.9%
Expenses:
Compensation and employee benefits	385,094	274,440	110,654	40.3%
Occupancy and equipment	40,316	30,418	9,898	32.5%
Fees to related parties	30,902	24,910	5,992	24.1%
Selling and promotion	39,395	21,927	17,468	79.7%
Communications	35,360	26,023	9,337	35.9%
Professional and consulting fees	29,491	19,930	9,561	48.0%
Commissions and floor brokerage	5,999	5,154	845	16.4%
Interest expense	26,440	12,335	14,105	114.3%
Other expenses	20,265	20,143	122	0.6%

Total expenses	613,262	435,280	177,982	40.9%

Loss from continuing operations before minority interest and income taxes	(66,187)	(67,860)	1,673	2.5%
Gain (loss) applicable to minority interest	17	(4)	(21)	(525.0)%
(Benefit) provision for income taxes	(71)	321	392	122.1%

Loss from continuing operations	(66,133)	(68,177)	2,044	3.0%
Loss from discontinued operations, net of income tax	(650)	—	(650)	(100.0)%
Cumulative effect of change in accounting principle, net of income tax	(10,080)	—	(10,080)	(100.0)%

Net loss	$(76,863)	$(68,177)	$(8,686)	(12.7)%

Commissions revenues increased by $138.0 million, or 58.5%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was largely due to the May 2005 acquisition of Euro Brokers and the addition of substantial numbers of additional broker headcount. Accordingly, our results for September 30, 2005 include approximately four months of results from Euro Brokers, while the results for September 30, 2006 include nine months of Euro Brokers results. Additionally, our expansion in the European market and the establishment of a significant operations presence in Asia contributed to the growth of the agency business.

Principal transactions revenue increased by $10.6 million, or 10.9%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was largely due to increased transaction volumes in Europe and the acquisition of Euro Brokers.

The $1.1 million, or 9.2%, increase in market data revenues for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 was due to both growth in existing customer usage and an expanded client base resulting from increased sales efforts and product enhancements.

Fees from related parties increased by $6.4 million, or 62.9%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was primarily due to higher fees charged to affiliates for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support in the nine months ended September 30, 2006. Fees from related parties are dependent upon both the costs incurred by us and the amount of administrative services utilized by Cantor. Fees from related parties are charged based on our cost and a mark-up currently at 7.5%.

The $14.2 million, or 163.1%, increase in interest revenues for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 was due to increased cash balances, higher interest rates and a short-term loan extended to Cantor.

Other revenues increased by $9.5 million, or 244.5%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was primarily due to a gain of $8.9 million for the nine months ended September 30, 2006 on investment securities we sold in the third quarter of 2006. We also recorded a gain of $2.1 million for the nine months ended September 30, 2005 on securities we sold in the second quarter of 2005 (see Note 6, Securities Owned, of the accompanying Notes to Combined Financial Statements, for more information regarding these transactions).

Compensation and employee benefits expense increased $110.7 million, or 40.3%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. The increase in compensation and benefits expense was correlated to the increase in staff from the Euro Brokers and ETC Pollak acquisitions, including associated forgivable loan amortization associated with the acquisition and retention of new brokers, and the increase in staff for the Asian expansion. Also included in compensation and employee benefits expense for the nine months ended September 30, 2006 was a non-cash expense of $18.1 million incurred as a result of adopting SFAS 123R (see Note 2, Basis of Presentation and Significant Accounting Policies, of the accompanying Notes to Combined Financial Statements, for more information regarding our implementation of SFAS 123R). This expense represents the fair value of the outstanding Cantor grant units held by BGC employees. These grant units, the majority of which were redeemed by Cantor as of December 31, 2006, entitled the employees to participate in quarterly distributions of income by Cantor and to receive post-termination payments. For more information about Grant and Partnership Units, see “Management—Executive Compensation—Compensation Discussion & Analysis—Grants of Partnership Units.” In addition, compensation expense for the nine months ended September 30, 2006 included $0.9 million for a tax liability settlement in the U.K.

Occupancy and equipment expense increased by $9.9 million, or 32.5%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was principally due to move-related costs associated with our move to our new London offices. These move-related costs included a non-cash write-off representing the difference between the present value of future rent, accelerated depreciation and other payments pertaining to One America Square. We also incurred additional occupancy and equipment expenses in connection with the acquisitions of Euro Brokers and ETC Pollak and the European expansion and the establishment of a significant operations presence in Asia.

Fees to related parties increased by $6.0 million, or 24.1%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was primarily due to increased fees paid to eSpeed and Cantor for providing back office support services for our increased activity and headcount resulting from the Euro Brokers acquisition. Fees to related parties are dependent upon both the costs incurred by Cantor and eSpeed and the amount of administrative services we utilized.

Selling and promotion expense increased by $17.5 million, or 79.7%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was largely due to the expanded cost of sales efforts by our increased broker headcount from the Euro Brokers acquisition, European expansion and the establishment of a significant operations presence in Asia.

Communications expense increased by $9.3 million, or 35.9%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was largely due to increased communications costs as our front office headcount increased with the Euro Brokers acquisition, European expansion and the establishment of a significant operations presence in Asia.

The $9.6 million, or 48.0%, increase in professional and consulting fees for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 was due to fees paid to consultants working in-house on special projects and legal and accounting firms consulting on various proposed and/or enacted reorganizations, mergers, acquisitions and other projects.

Commissions and floor brokerage expense increased by $0.8 million, or 16.4%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was largely due to the increased brokerage volume realized with the Euro Brokers acquisition, along with the increased European and Asian broker headcount.

Interest expense increased by $14.1 million, or 114.3%, for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. This was largely due to the debt incurred to finance the Euro Brokers acquisition and subordinated debt from related parties to finance operations (see Note 12, Long-term Notes Payable to Related Parties, of the accompanying Notes to Combined Financial Statements for more information regarding this debt). The average long-term debt outstanding for the nine months ended September 30, 2006 and 2005 was $181.7 million and $81.2 million, respectively.

During the nine months ended September 30, 2006, we recorded an income tax benefit of $0.1 million, corresponding to an approximately 0.1% effective tax rate, compared to an income tax provision of $0.3 million for the nine months ended September 30, 2005, corresponding to a 0.5% effective tax rate, for the nine months ended September 30, 2005. The decrease in the effective tax rate from 2005 to 2006 was largely due to an increase in the pre-tax book loss. Our consolidated effective tax rate can vary from period to period, depending on, among other factors, the geographic and business mix of our earnings.

We implemented SFAS 123R on January 1, 2006. As a result of the implementation, we recognized a cumulative effect of change in accounting principle of $10.1 million (see Note 2, Basis of Presentation and Summary of Significant Accounting Policies, of the accompanying Notes to Combined Financial Statements for more information regarding our implementation of SFAS 123R).

Year Ended December 31, 2005 versus Year Ended December 31, 2004

The following table sets forth the components of our net (loss)/income for the year ended December 31, 2005 as compared to the year ended December 31, 2004 (in thousands):

	Year Ended December 31,
	2005	2004	$ Change	% Change
Revenues:
Commissions	$343,327	$165,410	$177,917	107.6%
Principal transactions	119,586	125,272	(5,686)	(4.5)%
Market data	16,283	14,307	1,976	13.8%
Fees from related parties	13,059	11,501	1,558	13.5%
Interest	9,048	1,055	7,993	757.6%
Other revenues	2,432	10,276	(7,844)	(76.3)%

Total revenues	503,735	327,821	175,914	53.7%
Expenses:
Compensation and employee benefits	386,752	193,405	193,347	100.0%
Occupancy and equipment	43,890	18,805	25,085	133.4%
Fees to related parties	33,277	28,001	5,276	18.8%
Selling and promotion	33,550	26,189	7,361	28.1%
Communications	37,214	20,330	16,884	83.0%
Professional and consulting fees	30,603	11,329	19,274	170.1%
Commissions and floor brokerage	7,000	3,571	3,429	96.0%
Interest expense	13,875	6,124	7,751	126.6%
Other expenses	21,158	16,421	4,737	28.8%

Total expenses	607,319	324,175	283,144	87.3%

(Loss) income from continuing operations before minority interest and income taxes	(103,584)	3,646	(107,230)	(2,941.0)%
Loss applicable to minority interest	(16)	(54)	(38)	(70.4)%
(Benefit) provision for income taxes	(7,634)	2,577	10,211	396.2%

(Loss) income from continuing operations	(95,934)	1,123	(97,057)	(8,642.7)%
Loss from discontinued operations, net of income tax	(117)	—	(117)	(100.0)%

Net (loss) income	$(96,051)	$1,123	$(97,174)	(8,653.1)%

Commission revenues increased by $177.9 million, or 107.6%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was primarily due to the acquisition of Euro Brokers. Our expansion in the European and Asian markets as well as the ETC Pollak acquisition also contributed to the growth of the agency business.

Principal transactions revenues decreased by $5.7 million, or 4.5%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was primarily due to the reorganization of personnel behind our product offerings.

Market data revenues increased by $2.0 million, or 13.8%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was due to both growth in existing customer usage and an expanded client base resulting from increased sales efforts and product enhancements.

Fees from related parties increased by $1.6 million, or 13.5%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was primarily due to higher fees charged to affiliates for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support in the year ended December 31, 2005. Fees from related parties are dependent upon both the costs incurred by us and the amount of administrative services utilized by Cantor.

Interest revenues increased by $8.0 million, or 757.6%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was due to increased cash balances and higher interest rates.

Other revenues decreased by $7.8 million, or 76.3%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was primarily due to a decrease in the unrealized gain on investment securities. Additionally, insurance proceeds related to September 11, 2001 were received in 2004.

Compensation and employee benefits expense increased $193.3 million, or 100.0%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. The increase in compensation and benefits expense correlated to the increase in staff from the Euro Brokers acquisition, including associated forgivable loan amortization associated with the acquisition and retention of new brokers, purchase of in-the-money stock options and severance and the increase in staff for the Asian expansion. Additionally, our settlement with the HMRC for tax liabilities arising from various compensation plans established by our subsidiaries for $11.1 million increased compensation expense for the year ended December 31, 2005.

Occupancy and equipment expense increased by $25.1 million, or 133.4%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was largely due to the Euro Brokers and ETC Pollak acquisitions, the Asian expansion and charges occurring in 2005 pertaining to certain U.K. based fixed assets, including $3.2 million related to leasehold improvements and $5.3 million related to breaking a lease in conjunction with our move to our new London offices (see Note 16, Commitments, Contingencies and Guarantees, of the accompanying Notes to Combined Financial Statements for more information regarding these lease related charges).

Fees to related parties increased by $5.3 million, or 18.8%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was primarily due to increased fees paid to eSpeed and Cantor for providing back office support services for BGC’s increased activity and headcount resulting from the Euro Brokers acquisition. Fees to related parties are dependent upon both the costs incurred by Cantor and eSpeed and the amount of administrative services we utilize.

The $7.4 million, or 28.1%, increase in selling and promotion expense for the year ended December 31, 2005 as compared to the year ended December 31, 2004 was largely due to the expanded cost of sales efforts by our increased broker headcount from the Euro Brokers acquisition, European expansion and the establishment of a significant operations presence in Asia.

Communications expense increased by $16.9 million, or 83.0%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was largely due to increased communication costs as our front office headcount increased with the Euro Brokers acquisition, European expansion and the establishment of a significant operations presence in Asia.

Professional and consulting fees increased by $19.3 million, or 170.1%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was due to fees paid to consultants working in-house on special projects and legal and accounting firms consulting on various proposed and/or enacted reorganizations, mergers, acquisitions and other projects.

Commissions and floor brokerage expense increased by $3.4 million, or 96.0%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was largely due to the increased brokerage volume realized with the Euro Brokers acquisition along with the increased European and Asian broker headcount.

Interest expense increased by $7.8 million, or 126.6%, for the year ended December 31, 2005 as compared to the year ended December 31, 2004. This was largely due to the debt incurred to finance the Euro Brokers acquisition and subordinated debt from related parties to finance operations (see Note 12, Long-term Notes Payable to Related Parties, of the accompanying Notes to Combined Financial Statements for more information regarding this debt). The average long-term debt outstanding for the year ended December 31, 2005 and 2004 was $99.5 million and $0.0 million, respectively.

The $4.7 million, or 28.8%, increase in other expenses for the year ended December 31, 2005 as compared to the year ended December 31, 2004 was largely due to increased recruitment costs.

During 2005, we recorded a benefit for income taxes of $7.6 million, corresponding to an effective benefit of 7.4%, compared to an income tax provision of $2.6 million, corresponding to a 69.6% effective tax rate, in 2004. The decrease in the effective tax rate from 2004 to 2005 was primarily due to the utilization of net operating losses. Our consolidated effective tax rate can vary from period to period, depending on, among other factors, the geographic and business mix of our earnings.

Year Ended December 31, 2004 versus Year Ended December 31, 2003

The following table sets forth the components of our net income for the year ended December 31, 2004 as compared to the year ended December 31, 2003 (in thousands):

	Year Ended December 31,
	2004	2003	$ Change	% Change
Revenues:
Commissions	$165,410	$123,811	$41,599	33.6%
Principal transactions	125,272	121,680	3,592	3.0%
Market data	14,307	10,825	3,482	32.2%
Fees from related parties	11,501	8,389	3,112	37.1%
Interest	1,055	1,769	(714)	(40.4)%
Other revenues	10,276	25,223	(14,947)	(59.3)%

Total revenues	327,821	291,697	36,124	12.4%
Expenses:
Compensation and employee benefits	193,405	154,075	39,330	25.5%
Occupancy and equipment	18,805	14,910	3,895	26.1%
Fees to related parties	28,001	26,661	1,340	5.0%
Selling and promotion	26,189	15,098	11,091	73.5%
Communications	20,330	15,566	4,764	30.6%
Professional and consulting fees	11,329	9,740	1,589	16.3%
Commissions and floor brokerage	3,571	2,773	798	28.8%
Interest expense	6,124	1,373	4,751	346.0%
Other expenses	16,421	9,052	7,369	81.4%

Total expenses	324,175	249,248	74,927	30.1%

Income from continuing operations before minority interest and income taxes	3,646	42,449	(38,803)	(91.4)%
(Loss) income applicable to minority interest	(54)	17	71	417.6%
Provision for income taxes	2,577	13,871	11,294	81.4%

Net income	$1,123	$28,561	$(27,438)	(96.1)%

Commission revenues increased by $41.6 million, or 33.6%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was due to strong revenues growth realized across a wide range of our derivative products brokered in Europe.

Principal transactions revenues increased by $3.6 million, or 3.0%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was primarily due to the reorganization of personnel behind our product offerings.

Market data revenues increased by $3.5 million, or 32.2%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was due to both growth in existing customer screens and additional client base as a result of increased sales efforts and product enhancements.

Fees from related parties increased by $3.1 million, or 37.1%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was primarily due to higher fees charged to affiliates for certain administrative and other support, including allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal services and technology infrastructure support in the year ended December 31, 2004. Fees from related parties are dependent upon both the costs incurred by us and the amount of administrative services utilized by Cantor.

The $0.7 million, or 40.4%, decrease in interest revenues for the year ended December 31, 2004 as compared to the year ended December 31, 2003 was due to a decrease in cash balances in 2004.

There was a $14.9 million, or 59.3%, decrease in other revenues for the year ended December 31, 2004 as compared to the year ended December 31, 2003. For the year ended December 31, 2003 there was a revenues adjustment for revaluing certain investment positions. There was no corresponding revaluation in 2004. This revaluation was partially offset by the receipt of September 11, 2001 related insurance proceeds in 2004.

Compensation and employee benefits expense increased $39.3 million, or 25.5%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The increase in compensation and benefits expense was largely due to the increase in agency transactions and the new businesses and departments added in 2004 as part of our continued global expansion.

Occupancy and equipment expense increased by $3.9 million, or 26.1%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was largely due to business expansion in continental Europe and systems upgrades in 2004.

Fees to related parties increased by $1.3 million, or 5.0%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was primarily due to increased fees paid to eSpeed and Cantor for providing back office support services for BGC’s increased activity and headcount resulting from the restructuring the ownership of BGC in October 2004. Fees to related parties are dependent upon both the costs incurred by Cantor and eSpeed and the amount of administrative services we utilize.

Selling and promotion expense increased by $11.1 million, or 73.5%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was largely due to expanded promotional efforts in 2004 as part of our rebuilding.

Communications expense increased by $4.8 million, or 30.6%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was largely due to new businesses and departments added in 2004.

Professional and consulting fees increased by $1.6 million, or 16.3%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was primarily due to expenses related to the restructuring of BGC into a separate division within Cantor and other back office initiatives.

Commissions and floor brokerage expense increased by $0.8 million, or 28.8%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was largely due to additional clearing costs associated with our increased activity, partially offset by a decrease in clearing fees because we joined a clearing organization in Europe and were able to self-clear more of our transactions.

The $4.8 million, or 346.0%, increase in interest expense for the year ended December 31, 2004 as compared to the year ended December 31, 2003 was largely due to increased bank loan payable balances in 2004.

Other expenses increased by $7.4 million, or 81.4%, for the year ended December 31, 2004 as compared to the year ended December 31, 2003. This was primarily due to a year end fair market value adjustment of foreign exchange positions as of December 31, 2004. Increases in employee recruitment expenses due to the business expansion in continental Europe in 2004 also contributed to the increase in other expenses.

During 2004, we recorded income taxes of $2.6 million, corresponding to a 69.6% effective tax rate, compared to an income tax provision of $13.9 million, corresponding to a 32.7% effective tax rate, in 2003. The increase in the effective tax rate from 2003 to 2004 was largely due to a significant decrease in pre-tax book income and an increase in expenses, which are not deductible for tax purposes. Our consolidated effective tax rate can vary from period to period, depending on, among other factors, the geographic and business mix of our earnings.

Liquidity and Capital Resources

Overview

We have primarily financed our business through cash generated by operations, subordinated loans from Cantor and capital contributions from Cantor.

Liquidity is very important for financial services firms in general and for securities firms such as ours in particular, as the market’s confidence in our business is integral to our success. Consequently, we focus on management of funding and liquidity risk. Our overall objective and general funding strategy seeks to ensure liquidity and diversity of funding sources to meet our financing needs at all times and under all market environments. We seek to prudently manage our reliance on short-term unsecured borrowings by maintaining an adequate total capital base and certain long-term debt arrangements with Cantor. We regularly monitor and analyze the size, composition and liquidity characteristics of our asset base in the context of each asset’s ability to be used to obtain secured financing. This analysis helps us in determining our aggregate need for longer-term funding sources (i.e., long-term debt and equity). We view long-term debt as a stable source of funding, which effectively strengthens our overall liquidity profile and mitigates liquidity risk.

Cash Flows

The following table sets forth our cash flows from operating activities, investing activities and financing activities (in thousands):

	Nine Months Ended September 30, 2006	Year Ended December 31,
		2005	2004	2003
Cash used in operating activities	$(29,734)	$(27,469)	$(21,946)	$(44,366)
Cash used in investing activities	(13,005)	(104,795)	(13,725)	4,918
Cash provided by financing activities	53,886	240,416	37,469	11,697

Increase (decrease) in cash and cash equivalents	$11,147	$108,152	$1,798	$(27,751)

Operating Activities

During the nine months ended September 30, 2006, our operating activities used $29.7 million of cash. We had a net loss for the nine months ended September 30, 2006 of $76.9 million. Our net loss included the following non-cash charges: depreciation and amortization expense related to fixed assets and definite-lived intangible assets of $18.5 million, $28.2 million incurred from the implementation of the provisions of SFAS 123R, forgivable loan amortization of $18.3 million and a realized gain on an investment security of $8.9 million. Our securities purchased under agreements to resell increased $34.1 million for the nine months ended September 30, 2006 primarily due to increases in collateral deposited with various clearing organizations. Our securities loaned to related parties decreased $8.2 million for the nine months ended September 30, 2006 due to the return of our shares of the London Stock Exchange, Ltd., which we had loaned to Cantor. Our accrued commissions receivable increased $33.9 million for the nine months ended September 30, 2006 due to a 45.2% increase in commission revenues on an annualized basis. Although both our receivables and payables to/from brokers, dealers, clearing organization and related broker-dealers increased substantially due to matched fails, our net receivables for the nine months ended September 30, 2006 had a slight decrease of $7.0 million. Our net payables to related parties increased $44.3 million for the nine months ended September 30, 2006 largely due to Cantor’s funding of our operations and expansion efforts. Additionally, due to our acquisitions of Euro Brokers and ETC Pollak as well as our the establishment of a significant operations presence in Asia, we had a $19.4 million increase in forgivable loans and other receivables from employees and a $34.3 million increase in general accounts payable, accrued and other liabilities.

During the year ended December 31, 2005, our operating activities used $27.5 million of cash. We had a net loss for the year ended December 31, 2005 of $96.1 million. Our net loss included the following non-cash charges: depreciation and amortization expense related to fixed assets and definite-lived intangible assets of $22.2 million, forgivable loan amortization of $21.4 million, deferred income tax benefit of $3.4 million and a gain on an investment security of $2.1 million. Our depreciation expense, amortization expense and forgivable loan amortization expense increased substantially for the year ended December 31, 2005 due to our acquisition of Euro Brokers. Our securities purchased under agreements to resell increased $16.1 million for the year ended December 31, 2005 primarily due to a $10.0 million overnight investment of excess cash and a $6.1 million increase in collateral deposited with clearing organizations. Our securities loaned to related parties increased $8.2 million for the year ended December 31, 2005 due to securities loaned transactions with Cantor for liquidity purposes. Our accrued commissions receivable increased $15.1 million for the year ended December 31, 2005 due to a 108% increase in commission revenues for the same period, which was partially offset by improvements in our collection cycle. Our net payables to brokers, dealers, clearing organizations, customers and related broker-dealers decreased $19.8 million for the year ended December 31, 2005 due to normal fluctuations in trading and brokerage businesses. Our net payables to related parties increased $109.7 million for the year ended December 31, 2005 due to a $59.9 million shift in funding sources from third-party bank loans to related party funding and Cantor’s funding of our operations and expansion efforts. Additionally, due to our acquisitions of Euro Brokers and ETC Pollak as well as the establishment of a significant operations presence in Asia during the year ended December 31, 2005, we had a $57.4 million increase in forgivable loans and other receivables from employees and an $18.5 million increase in general accounts payable, accrued and other liabilities.

During the year ended December 31, 2004, our operating activities used $21.9 million of cash. We had net income for the year ended December 31, 2004 of $1.1 million. Our net income included the following non-cash charges: depreciation and amortization expense related to fixed assets and definite-lived intangible assets of $6.6 million and forgivable loan amortization of $10.1 million. Additionally, we had a non-cash unrealized gain on securities owned of $3.8 million. Our securities owned increased $26.2 million for the year ended December 31, 2004 primarily due to an increase in principal transaction volumes in Europe. Our accrued commissions receivable increased $36.5 million for the year ended December 31, 2004 due to a 33% increase in commission revenues for the same period and a temporary slow down in our collection cycle. Our net payables to brokers, dealers, clearing organizations, customers and related broker-dealers increased $67.0 million for the year ended December 31, 2004 due to normal fluctuations in trading and brokerage businesses. Our net payables to related parties decreased $52.8 million for the year ended December 31, 2004 primarily due to a $48.5 million shift in funding sources from Cantor to third-party bank loans. Additionally, due to our expansion efforts during the year ended December 31, 2004, we had a $16.7 million increase in forgivable loans and other receivables from employees, a $4.9 million increase in accrued compensation, a $24.1 million increase in general accounts payable, accrued and other liabilities and a $3.0 million increase in other assets.

During the year ended December 31, 2003, our operating activities used $44.4 million of cash. We had net income for the year ended December 31, 2003 of $28.6 million. Our net income included the following non-cash charges: depreciation and amortization expense related to fixed assets and definite-lived intangible assets of $3.4 million and forgivable loan amortization of $4.5 million. Additionally, we had a non-cash unrealized gain on securities owned of $5.9 million. Our securities owned increased $11.6 million for the year ended December 31, 2003 primarily due to an increase in principal transaction volumes in Europe. Our accrued commissions receivable increased $6.2 million for the year ended December 31, 2003 due to an increase in commission revenues for the same period. Our net receivables from brokers, dealers, clearing organizations, customers and related broker dealers increased $32.2 million for the year ended December 31, 2003 due to normal fluctuations in trading and brokerage businesses. Our net payables to related parties decreased $28.0 million for the year ended December 31, 2003 largely due to a $17.2 million shift in funding sources from Cantor to third-party short-term borrowings and the settlement of various related party balances. Additionally, due to the our expansion efforts during the year ended December 31, 2003, we had a $9.0 million increase in forgivable loans and other receivables from employees and a $13.9 million increase in general accounts payable, accrued and other liabilities.

Investing Activities

During the nine months ended September 30, 2006, we used $13.0 million of cash in investing activities. We spent $33.6 million on fixed assets purchases which largely consisted of expenditures for leasehold improvements, furniture and fixtures and computer and communication equipment related to the move from One America Square to One Churchill Place in London, England and expenditures to accommodate the growth in desks. We also had proceeds of $18.1 million from the disposition of our holdings of shares of the London Stock Exchange, Ltd. (see Note 6, Securities Owned, to the accompanying Notes to Combined Financial Statements).

During the year ended December 31, 2005, we used $104.8 million of cash in investing activities which consisted of our acquisitions of Euro Brokers and ETC Pollak, net of cash acquired of $70.9 million (see Note 5, Acquisitions, of the Notes to the accompanying Combined Financial Statements), expenditures of $38.6 million for fixed assets to accommodate the growth in desks partially offset by proceeds of $4.7 million for the disposition of our holdings of shares of Nasdaq Stock Market, Inc. (see Note 6, Securities Owned, to the accompanying Notes to Combined Financial Statements).

During the year ended December 31, 2004, we used $13.7 million of cash in investing activities which consisted of purchases of fixed assets to support our expansion.

During the year ended December 31, 2003, investing activities provided us with $4.9 million of cash which consisted of the sale of $8.5 million of fixed assets partially offset by the purchase of additional fixed assets.

Financing Activities

During the nine months ended September 30, 2006, financing activities provided us with $53.9 million in cash. During the nine months ended September 30, 2006, we borrowed $42.0 million from Cantor in the form of unsecured subordinated two-year loans with interest rates of the London Interbank Offered Rate (“LIBOR”) plus a margin. Additionally, we received capital contributions, net from Cantor of $5.9 million during the nine months ended September 30, 2006 to finance our expansion efforts and operations. During the period, we borrowed an additional $6.0 million in overnight financings from banks.

During the year ended December 31, 2005, financing activities provided us with $240.4 million in cash. On May 20, 2005, we borrowed $75.0 million with a fixed interest rate of 9.22% from Cantor and an additional $33.3 million with a fixed interest rate of 8.72% from Cantor to finance our acquisition of Euro Brokers. Additionally, we borrowed $46.0 million from Cantor in the form of unsecured subordinated two year loans with interest rates of LIBOR plus a margin and received capital contributions, net, from Cantor of $146.0 million to finance our expansion efforts and operations. As of December 31, 2005, we had approximately $8.5 million in overnight unsecured financings from banks outstanding, which was $59.9 million less than the prior year.

During the year ended December 31, 2004, financing activities provided us with $37.5 million in cash. As of December 31, 2004, we had approximately $68.4 million in overnight unsecured financings from banks outstanding which were used to finance trading operations, an increase of approximately $48.5 million from the prior year. Additionally, during the year ended December 31, 2004, we made capital distributions, net, to Cantor of $11.0 million.

During the year ended December 31, 2003, financing activities provided us with $11.7 million in cash. As of December 31, 2003, we had approximately $19.8 million in overnight unsecured financings from banks outstanding which were used to finance trading operations, an increase of approximately $17.2 million from the prior year. Additionally, during the year ended December 31, 2003, we made capital distributions, net, to Cantor of $5.5 million.

We anticipate, based on management’s experience and current industry trends, that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We expect our operating activities going forward to generate adequate cash flows to fund our normal operations. However, we believe that there are a significant number of capital intensive opportunities for us to maximize our growth and strategic position, including, among other things, acquisitions, strategic alliances and joint ventures potentially involving all types and combinations of equity, debt and acquisition alternatives. As a result, we may need to raise additional funds to:

•	increase the regulatory net capital necessary to support our operations,

•	support continued growth in our business,

•	effect acquisitions,

•	develop new or enhanced services and markets,

•	respond to competitive pressures from this offering, and

•	respond to unanticipated requirements.

We cannot assure you that we will be able to obtain additional financing when needed on terms that are acceptable, if at all.

Regulatory Requirements

The financial services industry, including our business, is subject to extensive regulation. We and our subsidiaries are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer. In addition, self-regulatory organizations such as the NASD and the NFA, along with statutory bodies such as the FSA and the SEC, require strict compliance with their rules and regulations. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us and are not designed to specifically protect our stockholders. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements (see “Business—Regulation”).

Changes in legislation and in the rules and regulations promulgated by the SEC, the CFTC, the Treasury, the FSA and other domestic and international regulators and self-regulatory organizations, as well as changes in the interpretation or enforcement of existing laws and rules, often directly affect the method of operation and profitability of broker-dealers and could result in restrictions in the way we conduct our business. For example, the U.S. Congress, the Treasury, the Board of Governors of the Federal Reserve System and the SEC are continuing to review the nature and scope of their regulation and oversight of the government securities markets and U.S. markets. In the European context, the implementation of the MFID in November 2007 will involve wide-ranging changes to European financial services regulation. Since the implementing measures are not finalized, the full impact of the MIFID is not yet known. Future legislation and/or regulation and uncertainties resulting from the possibility of legislation and/or regulation, could adversely impact our business. Failure to comply with any of these laws, rules or regulations could result in fines, limitations on business activity, suspension or expulsion from the industry, any of which could have a material adverse effect upon us.

If we fail to maintain the required capital in any of our regulated subsidiaries, we may be required to suspend our broker-dealer operations in that subsidiary during the period that we are not in compliance with our capital requirements and may be subject to suspension or revocation of registration by the SEC and NASD or withdrawal of authorization or other disciplinary action from domestic and international regulators, which would have a material adverse effect on our business. In addition, if we fail to maintain the capital required by clearing organizations of which we are members, our ability to clear through those clearing organizations may be impaired, which may adversely affect our ability to process trades. If the capital rules are changed or expanded, or if there is an unusually large charge against capital, operations that require the intensive use of capital would be limited. Our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which, in turn, could limit our ability to pay dividends, repay debt and redeem or purchase shares of our common stock. In addition, we may become subject to capital requirements in other foreign jurisdictions in which we currently operate or in which we may enter.

BGC conducts business through companies which are subject to regulatory restrictions and requirements and accordingly must maintain minimum capital as defined in the applicable jurisdictions. These regulatory capital requirements may restrict our ability to withdraw capital from our subsidiaries. Certain U.S. subsidiaries are registered with the SEC and are subject to the Uniform Net Capital Requirements under Rule 15c3-1 under the Securities and Exchange Act of 1934 and, accordingly, must maintain minimum net capital (as defined under Rule 15c3-1). Additionally, BGC Financial Inc. is registered as an Introducing Broker (IB) Futures Commissions Merchant with the National Futures Association and is therefore subject to Regulation 1.17 of the Commodity Exchange Act, which requires the maintenance of minimum adjusted net capital to be greater than 4% of customer segregated funds. Certain U.K. subsidiaries of BGC are regulated by the FSA and must maintain financial resources (as defined by the FSA) in excess of the total financial resources requirement of the FSA. Certain other subsidiaries are subject to regulatory and other requirements of the jurisdictions in which they operate.

At December 31, 2005, the total capital of our regulated subsidiaries was $214.9 million and had a total requirement of $150.8 million. The minimum capital requirements of our major subsidiaries as of December 31, 2005 are set forth below (in thousands):

	Capital	Required Capital	Excess Capital
BGC International	$80,536	$77,289	$3,247
BGC International, L.P.	62,844	46,161	16,683
MIS Brokers Limited	12,794	8,652	4,142
BGC Financial, Inc.	21,651	250	21,401
BGC Brokers Limited	9,742	5,253	4,489

At September 30, 2006, the total capital of our regulated subsidiaries was $245.8 million and had a total requirement of $164.8 million. The minimum capital requirements of our major subsidiaries as of September 30, 2006 are set forth below (in thousands – unaudited):

	Capital	Required Capital	Excess Capital
BGC International	$115,191	$86,521	$28,670
BGC International, L.P.	61,663	49,560	12,103
MIS Brokers Limited	11,289	8,639	2,650
BGC Financial, Inc.	15,215	250	14,965
BGC Brokers Limited	12,081	5,253	6,828

The regulatory capital requirements referred to above may restrict our ability to withdraw capital from our subsidiaries.

Trends and Uncertainties

The data provided in this section should be read in conjunction with the risk factors identified elsewhere in this prospectus (see “Risk Factors”). Our management has identified the following important factors (as well as uncertainties associated with such factors) that could impact our future financial performance:

•

In 2007 and 2008, we expect we will incur non-cash charges for the forgivable loans given in conjunction with the Euro Brokers acquisition and European expansion and the establishment of a significant operations presence in Asia of $13.8 million and $5.0 million, respectively. Additionally, in 2007 and 2008, we expect we will pay out $4.4 million and $2.3 million, respectively, in the U.S. and other jurisdictions payroll taxes as these loans are forgiven.

•

We expect to continue to expand our global presence in 2007 through continued acquisition activity and hiring additional top tier brokers to expand our business in key brokerage desks and geographies. We may issue additional forgivable loans as we hire brokers. In November 2006, we acquired Aurel Leven, one of the leading independent inter-dealer brokers in France, active in the equities, equity derivatives and fixed income markets. In December 2006, we acquired AS Menkul, an established broker in Turkey.

•

We expect that certain of our executive officers will have employment agreements in place beginning in 2007. We anticipate that compensation expense will increase between $3.0 million and $11.0 million as a result of those agreements. We also expect SFAS 123R related charges for future changes in the fair value of the HDIV tax accounts.

•

We expect that certain of our officers will exchange partnership units currently valued at                      million for cash payments during 2007, which will result in non-cash compensation expense of approximately                      million with an offsetting charge to capital.

•

We expect to spend a substantial amount to complete the build-outs of our new office spaces in London and New York. We spent approximately $4.2 million during the fourth quarter of 2006 and expect to spend approximately $2.2 million during 2007 to complete the build-out of our new London offices at One Churchill Place. We also expect to spend approximately $2.3 million during 2007 to complete the build-out of our One Seaport Plaza location in New York, New York.

•	In the fourth quarter of 2006, we incurred approximately $3.4 million in special bonus compensation charges for certain executive officers.

•

BGC benefits from its relationship with Cantor whereby Cantor may from time to time provide certain guarantees on behalf of BGC. It is not certain that Cantor will provide such guarantees to BGC in the future.

•

Although we have no material commitments for capital expenditures, we anticipate that we will experience a substantial increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources.

•

We use many methods, estimates and judgments in applying our accounting policies (see “—Critical Accounting Estimates” for more information regarding the estimates and judgments we used in preparing our financial statements). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Aggregate Contractual Obligations

As of September 30, 2006, our significant contractual obligations amounted to $701.2 million, consisting of the following minimum payments (in thousands):

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases(1)	$5,659	$25,598	$23,234	$22,414	$21,730	$135,555
Capital leases	—	—	—	—	—	—
Purchase obligations(2)	208,736	285	—	19	194	855
Long-term debt(3)	—	46,000	42,000	—	—	108,318
Interest payments on long-term debt	3,729	13,120	10,478	9,820	9,820	13,612

Total Contractual Obligations	$218,124	$85,003	$75,712	$32,253	$31,744	$258,340

(1)	Operating leases are related to rental payments under various non-cancelable leases, principally for office space.
(2)	Purchase obligations include amounts which are classified as accrued compensation and accounts payable, accrued and other liabilities on the accompanying Combined Statement of Financial Condition as of September 30, 2006.
(3)	Long-term debt represents notes payable to related parties (see Note 12, Long-term Notes Payable to Related Parties, to the accompanying Notes to Combined Financial Statements, for more information regarding this long-term debt including timing of payments and acceleration clauses) as of September 30, 2006.

Off-Balance Sheet Arrangements

As of September 30, 2006, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K as promulgated by the SEC. We may be exposed to a risk of loss not reflected on our accompanying Combined Financial Statements for certain derivative contracts, including exchange-traded futures and foreign exchange options, which represent obligations of ours to deliver the specified securities at the contracted price and thereby may create a liability to purchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as our cost to liquidate such securities and futures and options contracts may exceed the amount reported on our accompanying Combined Statements of Financial Condition. The majority of our derivatives contracts are short-term in nature.

Critical Accounting Estimates

The following discussion is based upon our Combined Financial Statements and the accompanying Notes thereto, which have been prepared in accordance with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.” The preparation of these Combined Financial Statements requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We regularly evaluate our estimates and assumptions related to stock-based compensation expense, goodwill and purchased intangible asset valuations, strategic investments, deferred income tax asset valuation allowances, restructuring costs, litigation and other loss contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of these Combined Financial Statements and the accompanying Notes thereto.

Related Party Transactions

We share revenues with Cantor and its affiliates. We provide certain administrative support services to Cantor and its affiliates and Cantor provides certain administrative services to us. In addition, Cantor provides certain introducing, clearing and settlement services to us and we may provide clearing and execution services to Cantor in the future.

Since Cantor holds a controlling interest in us and holds a significant interest in eSpeed, such transactions among and between us and Cantor and eSpeed are on a basis that might not be replicated if such services or revenue sharing arrangements were between, or among, unrelated parties (see “Certain Relationships and Related Transactions”).

Goodwill

We review goodwill and indefinite lived intangible assets for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. Goodwill is no longer amortized, but instead is subject to periodic testing for impairment. Goodwill impairment is determined using a two-step approach. The first step of the goodwill test compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that difference. We recorded an impairment loss of $1.8 million associated with the Municipal Partners, Inc. acquisition in the year ended December 31, 2003 (for more information regarding the acquisition of Municipal Partners, Inc. see Note 4, Related Party Transactions, of the accompanying Notes to Combined Financial Statements).

Determining the fair value of goodwill assets is judgmental in nature and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Impairment of Long Lived Assets

We review long-lived assets, such as property, plant and equipment and definite lived intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Contingencies

In the normal course of business, we have been named as defendants in various lawsuits and proceedings and have been involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. We are subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We accrue a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the balance sheet date. We have recorded reserves for certain contingencies to which we may have exposure, such as reserves for certain income tax and litigation contingencies and contingencies related to the employer portion of National Insurance Contributions in the U.K. We disclose asserted claims when it is at least reasonably possible that an asset had been impaired or a liability had been incurred as of the date of the financial statements and unasserted claims when it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. It is not presently possible to determine our ultimate exposure to these matters and there is no assurance that the resolution of these matters will not significantly exceed the reserves we have accrued. It is management’s opinion that the ultimate resolution of these matters, while not likely to have a material adverse effect on our combined financial condition, could be material to our operating results for any particular period (see “Business—Legal Proceedings”).

Income Taxes

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Estimates and judgment are required in assessing the future tax consequences of events that have been recognized in our Combined Financial Statements or tax returns.

Recently Adopted Accounting Pronouncements:

SFAS No. 123R:    Effective January 1, 2006, we adopted SFAS 123R using the modified prospective method (see Note 2, Basis of Presentation and Significant Accounting Policies, of the accompanying Notes to Combined Financial Statements, for more information regarding our implementation of SFAS 123R).

FIN 47:    In March 2005, the Financial Accounting Standards Board, which we refer to as “FASB,” issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, which we refer to as “FIN 47,” to clarify the timing of the recording of certain asset retirement obligations required by SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 was effective December 31, 2005. The adoption of FIN 47 did not have a material impact on our Combined Statements of Operations or Financial Condition.

SFAS No. 154:    We adopted SFAS No. 154, Accounting Changes and Error Corrections, which we refer to as “SFAS 154,” which replaces Accounting Principles Board Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28 effective January 1, 2006. SFAS 154 provides guidance on the accounting for and reporting of, accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. The adoption of SFAS 154 did not have a material impact on our Combined Statements of Operations or Financial Condition.

EITF 04-5:    We adopted Emerging Issues Task Force, which we refer to as “EITF,” Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights on June 29, 2005 for all newly-formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified and on January 1, 2006 for all other limited partnerships. The EITF consensus requires a general partner in a limited partnership to consolidate the limited partnership unless the presumption of control is overcome. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have: (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without having to show cause or (b) substantive participating rights in managing the partnership. This guidance became effective upon ratification by the FASB. The adoption of EITF 04-5 did not have a material impact on our Combined Statements of Operations or Financial Condition.

FIN 46(R)-6:    In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R), which we refer to as “FSP FIN 46(R)-6.” FSP FIN 46(R)-6 requires that the determination of the variability to be considered in applying FIN 46R be based on an analysis of the design of the entity. In evaluating whether an interest with a variable interest entity creates or absorbs variability, FSP FIN 46(R)-6 focuses on the role of a contract or arrangement in the design of an entity, regardless of its legal form or accounting classification. The adoption of FSP FIN 46(R)-6 on July 1, 2006 did not have a material impact on our Combined Financial Statements.

New Accounting Pronouncements:

FIN 48:    In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which we refer to as “FIN 48.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us as of January 1, 2007. We do not anticipate our adoption of FIN 48 on January 1, 2007 will have a material impact on our Combined Financial Statements.

SFAS No. 157:    In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which we refer to as “SFAS 157.” SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS 133 as modified by SFAS 155) where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 will be effective for us as of January 1, 2008. We are currently evaluating the potential impact of adopting SFAS 157.

SFAS No. 158:    In October 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R), which we refer to as “SFAS 158.” SFAS 158 requires a calendar year company with publicly traded equity securities that sponsors a post-retirement benefit plan to fully recognize, as an asset or liability, the overfunded or underfunded status of its benefit plan in its balance sheet. The funded status is measured as the difference between the fair value of the plan's assets and its benefit obligation. SFAS 158 is effective for financial statements issued for fiscal years ending after December 15, 2006, for entities with publicly traded equity securities. We are required to adopt SFAS 158 for the year ended December 31, 2006. The adoption of SFAS 158 will not have a material impact on our combined financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, we hold investment securities and equity investments which are recorded as assets on the accompanying Combined Statements of Financial Condition. We are exposed to the risk that equity prices may fluctuate. We enter into transactions to sell securities not yet purchased, which are recorded as liabilities on the accompanying Combined Statement of Financial Condition. We are exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the accompanying Combined Statement of Financial Condition. We hold derivative contracts and face potential market risks related to fluctuations in the interest rates, foreign exchange rates and equity prices that these derivative contracts are tied to.

Foreign Currency Risk

We are exposed to risks associated with changes in foreign exchange rates. As foreign currency exchange rates change, the U.S. dollar equivalent of revenues and expenses denominated in foreign currencies change. Our U.K. operations generate a majority of their revenues in euros and the British Pound. On a daily basis, all cash balances except those necessary to pay short-term expenses are converted to U.S. dollars. Changes in the translation of our net assets are recorded as part of our results of operations and fluctuate with changes in foreign currency conversion rates. While our international results of operations, as measured in U.S. dollars, are subject to foreign exchange rate fluctuations, we do not consider the related economic risk to be material to our results of operations.

We estimate that a hypothetical 10% adverse change in foreign exchange rates would have resulted in a decrease in net income in our international operation of $10.3 million for the nine months ended September 30, 2006.

Interest Rate Risk

We had $88.0 million in variable-rate debt outstanding as of September 30, 2006. These debt obligations are subject to fluctuations in interest rates, which impact the amount of interest we must pay. If variable interest rates were to increase by 0.50% per annum, the annual impact to our net income would be a reduction of approximately $0.4 million.

Credit Risk

Credit risk arises from potential non-performance by counterparties and customers. We have established policies and procedures to manage our exposure to credit risk. We maintain a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the market and counterparty risk from our matched principal and agency businesses. Our brokers may only execute transactions for clients that have been approved by our credit committee following review by our credit department. Our credit approval process generally includes verification of key financial information and operating data and anti-money laundering verification checks. Our credit review process includes consideration of independent credit agency reports and a visit to the entity’s premises, if necessary. We have developed and utilize a proprietary, electronic credit monitoring system.

Credit approval is granted by our credit committee, which is comprised of senior management and representatives from our compliance, finance and legal departments. Credit approval is granted subject to certain trading limits and may be subject to additional conditions, such as the receipt of collateral or other credit support. Counterparties are reviewed for continued credit approval on at least an annual basis and the results are provided to the credit committee. Maintenance procedures include reviewing current audited financial statements and publicly available information on the client, collecting data from credit rating agencies, where available, and reviewing any changes in ownership, title or capital of the client.

Unmatched Principal Transaction Risk

We allow certain of our brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, attracting additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. As a result, we have market risk exposure on these unmatched principal transactions. Our exposure varies based on the size of the overall positions, the terms and liquidity of the instruments brokered and the amount of time the positions are held before we dispose of the position.

From a risk management perspective, we monitor risk on an end-of-day basis and desk managers generally monitor such exposure on a continuous basis. Any such unmatched positions are intended to be held short-term. Due to a number of factors, including the nature of the position and access to the market on which it trades, we may not be able to match the position or effectively hedge our exposure and often may be forced to hold a position overnight that has not been hedged. To the extent these unmatched positions are not disposed of intra-day, we mark these positions to market. Adverse movements in the securities underlying these positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, any principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on our revenues, financial condition and results of operations for any particular reporting period.

BUSINESS

Overview of our Business

We are a leading full-service inter-dealer broker specializing in the trading of OTC financial instruments and related derivative products. We provide integrated voice and electronic execution and other brokerage services to many of the world’s largest and most creditworthy banks that regularly trade in capital markets, brokerage houses and investment banks for a broad range of global financial products, including fixed income securities, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments, as well as market data products for selected financial instruments.

Our integrated voice and electronic platform is designed to provide flexibility to our customers with regard to price discovery, execution and processing of transactions. Our hybrid platform enables our customers to use voice, screen-assisted, voice-assisted or, where available, fully electronic brokerage services in connection with transactions executed either OTC or through an exchange. Our hybrid platform allows us to generate revenues, irrespective of whether a market is voice-brokered or electronic in nature. Our brokerage services include execution, clearing, processing and other back office services. We complement our brokerage services with value-added products such as market data and analytics products.

Our brokerage business is one of the oldest and most established franchises in the financial intermediary industry. Cantor started its inter-dealer brokerage operations in the early 1970s. Until October 2004, they were managed as a part of Cantor’s operations.

Prior to the events of September 11, 2001, our brokerage business was widely recognized as one of the leading full-service wholesale inter-dealer brokers in the world. After September 11, 2001 and the loss of a majority of our U.S.-based employees, our brokerage business operated primarily in Europe. In August 2004, Cantor announced the restructuring of its inter-dealer brokerage business, renaming it “BGC” in honor of B. Gerald Cantor, Cantor’s founder and a pioneer in screen brokerage services and fixed income market data products. Over the last two years, we have re-established our presence in the U.S. and have continued to expand our global operations through the acquisition and integration of established brokerage companies and the hiring of a substantial number of experienced brokers. For example, in May 2005, we acquired Euro Brokers, a leading U.S. and international inter-dealer brokerage firm, and in September 2005, we acquired ETC Pollak, a leading inter-dealer broker in Paris, France.

More recently, in November 2006, we acquired Aurel Leven, one of the leading independent inter-dealer brokers in France, active in the equities, equity derivatives and fixed income markets. In December 2006, we acquired AS Menkul, an established broker in Turkey. Through these acquisitions and targeted hiring, we have been able to expand our presence in key markets and position our business for sustained growth. As of January 1, 2007, we had approximately 1,064 brokers across approximately 125 desks (up from approximately 525 brokers across 62 desks in August 2004). We currently have offices in major financial centers such as New York, Chicago, Los Angeles, London, Toronto, Hong Kong, Paris, Nyon, Milan, Tokyo, Beijing, Singapore, Mexico City, Copenhagen, Melbourne and Sydney and expect to open offices in Istanbul and Seoul in 2007.

We provide brokerage services in a wide range of markets, including government bonds, corporate bonds, supranational and sovereign bonds, high yield bonds, convertible bonds, floating rate notes, emerging market bonds, asset-backed securities, mortgage-backed securities, foreign exchange (outright, forwards, swaps), foreign exchange options, repurchase agreements, money market products, credit default swaps, interest rate swaps, asset swaps, basis swaps, inflation swaps, interest rate options, bond options, exchange-traded financial futures, equity derivatives, and other products.

We are focused on serving three principal brokerage markets:

•	traditional, liquid brokerage markets,

•	high growth, high margin, illiquid markets, and

•	targeted local markets throughout the world.

We believe we have the scale, experience and expertise to succeed across a broad range of traditional inter-dealer markets, such as corporate and government bonds and interest rate derivatives. The strong underlying growth of these markets, in combination with our continued addition of brokerage personnel in other markets where we are currently strengthening our position and building scale provides us with significant opportunities for growth. We will also continue to expand in newer markets and to grow our market share in illiquid markets, such as credit derivatives. Due to the complexity of newer markets and illiquid markets, customers are willing to pay a premium for liquidity and for the ability of experienced brokerage professionals to provide market intelligence and create structuring solutions. Finally, as reflected by our recent acquisitions in France and Turkey, we seek to expand our footprint in targeted local markets (both domestic and international) where a local presence and hands-on expertise are required to be successful. We believe that all of these markets will continue to employ professional brokers, as wholesale customers continue to value the background, market knowledge, anonymity, price negotiation skills and strength of execution provided by our brokers.

We offer a full range of voice, screen-assisted, voice-assisted and, where available, fully electronic brokerage services including price discovery, trade execution and straight-through processing. Many of our services are supported by our electronic platform. We use a sophisticated electronic trading platform to distribute prices to our customers on a proprietary PC-based application. This proprietary graphic user interface, which we refer to as “GUI,” is the front end system for a majority of our products. It is deployed on most of our customers’ desktops and is connected to them through eSpeed’s private communications network or industry standard communication systems. Our GUI establishes a direct link between our brokers and our customers and provides them with the latest product pricing information. Our hybrid platform allows us to offer straight-through processing to our customers for selected products. This capability eliminates the significant expense associated with manual processing, confirmation and clearing of trades.

We provide our integrated brokerage services through our established brokerage platform and our relationship with eSpeed. Our relationship with eSpeed is guaranteed in a perpetual joint services agreement. Our platform is carried on eSpeed’s electronic trading systems, and we have a perpetual right to use eSpeed’s system under the joint services agreement. Under the joint services agreement and the master transaction agreement which we intend to enter into in connection with this offering, we will share revenues with eSpeed on a pre-determined schedule.

We complement our trading services by providing proprietary market data to our customers through our BGC Market Data business. BGC Market Data is the exclusive source of real-time proprietary pricing and other data derived through BGC Partners and eSpeed for U.S. and European securities and derivatives. Current products include real-time data in live markets for U.S. Treasuries, European government bonds, eurobonds and U.S. dollar interest rate swaps. Our market data services are available across a broad array of distribution channels, including Bloomberg, CQG, Reuters and Thomson ILX.

We provide brokerage services to our customers primarily in the form of agency or, to a lesser extent, matched principal transactions. In agency transactions, we connect buyers and sellers and assist in the negotiation of the price and other material terms of the transaction. In matched principal transactions, we act as a “middleman” by serving as counterparty for identified buyers and sellers in matching, in whole or in part, reciprocal back-to-back trades. In addition, to a limited extent, we participate in certain of our marketplaces by posting quotations for our own account and by acting as principal on trades to facilitate transactions, add liquidity, increase revenue opportunities and attract additional order flow. While our principal participation may vary from product to product and over any given period of time, in the aggregate the unmatched principal participation by BGC Partners and its affiliates does not, generally speaking, exceed 10% of our total volume or transaction counts on an annual basis. It is our common practice to have limited market risk on an overnight basis.

Our Industry

In “liquid” financial markets, the presence of large numbers of market participants and facilitators of liquidity and the availability of pricing reference data and standardized terms allow market participants to trade financial instruments quickly and with minimal price disturbance. In these markets, there is substantial competition, efficient execution and high trading volume. Typically the most liquid markets are found on listed exchanges. One of the primary liquidity providers for listed exchanges and OTC markets is the inter-dealer broker, who acts as an intermediary between major market participants to facilitate transactions that might normally prove too difficult for local market makers or brokers to handle.

To the extent the trading of a financial instrument requires customization, the relevant market tends to be more illiquid. Illiquid markets generally have fewer market participants, less price transparency, higher spreads and lower trading volumes. Complex financial instruments that are traded OTC tend to be illiquid and are traded primarily by more sophisticated buyers and sellers. Inter-dealer brokers facilitate trading in less liquid markets through providing price discovery, preserving anonymity in matched principal trades, matching buyers and sellers on a “name give-up” basis in agency transactions and providing market intelligence to their customers. In both agency and matched principal transactions, customers decide to execute a trade and inter-dealer brokers effectively source the counterparties for those trades. Inter-dealer brokers are particularly helpful in facilitating large or non-standardized transactions due to their in-depth market knowledge and access to potential counterparties.

An illiquid market for a financial instrument may evolve over a period of time into a more liquid one, creating new market opportunities for all participants; however, the evolution of a relatively illiquid market for a financial instrument to a more liquid market is not necessarily inevitable. If a market for a particular financial instrument develops and matures, more buyers and sellers may enter the market, resulting in more transactions (greater liquidity) and increased pricing information. As the market for an illiquid financial instrument evolves into a more liquid market, the characteristics of trading, the preferred mode of execution and the size of commissions that market participants pay and, more specifically, inter-dealer brokers charge, may change. In some instances, pure voice execution may be replaced by “hybrid” execution services. Hybrid models satisfy customer preferences to trade on a voice, screen-assisted, voice-assisted or, where available, fully electronic basis.

While some products may evolve from illiquid markets to liquid markets, at the same time, new products are continually being developed. Historically, as markets evolve and participants look to separate or isolate risks, certain products will tend to exhibit correlations and pricing relationships leading to the development of new derivative products. As a full-service inter-dealer broker with a hybrid model, we are positioned to capture revenues in all stages of a product’s development.

Wholesale market participants and institutions, such as major banks, investment banks and broker-dealer firms, continue to look to marketplace firms that are able to meet the bulk of their trading needs in a broad range of products. These wholesale market participants continue to display a willingness to pay substantial brokerage commission revenues to inter-dealer brokers who are able to provide timely and valuable pricing information, strong execution capabilities and the liquidity necessary for such market participants to execute their desired transactions.

The underlying OTC and exchange-traded derivative markets traditionally served by inter-dealer brokers have experienced five-year compound annual growth rates of approximately 26.6% based on notional amounts (2000-2005) (Bank for International Settlements, Semiannual OTC Derivatives Markets Statistics—June 2006, Exchange Traded Derivatives Statistics Quarterly Review—December 2006). With the positive impact of increasing volatility in the financial markets as well as the continuing high levels of innovation and product development occurring in the wholesale financial markets today, we believe that this growth should continue into the foreseeable future.

Derivatives are increasingly being used to manage risk or to take advantage of the anticipated direction of a market by allowing holders to guard against gains or declines in the price of underlying assets without having to buy or sell the underlying assets. Derivatives are often used to mitigate the risks associated with interest rate movements, equity ownership, changes in the value of foreign currency, credit defaults by large corporate and sovereign debtors and changes in the prices of commodity products. Increasing securities regulations and demand from financial institutions, financial services intermediaries and large corporations have increased volumes in the wholesale derivatives market, thereby increasing the business opportunity for inter-dealer brokers. As demonstrated by the figure below, the market for OTC instruments has continued to experience substantial growth for a wide array of financial products.

Historical growth in selected OTC products (CAGR 2001-2005(1))

Source: International Swaps and Derivatives Association, Inc. Operations Survey 2006 and 2003.

(1)	Data through December 31, 2005 and based on average reported weekly deal volumes.

(2)	Non-vanilla swaps are swaps that are customized to offset the specific cash flows of a position.

Over the last four years, seven out of the eight markets above have experienced double digit growth, with five out of eight experiencing compound annual growth equal to or in excess of 20%. We believe much of this growth has been, and will continue to be, driven by the following trends:

•

increasing volatility in commodity, currency, interest rate, equity and credit markets has led to continued demand for hedging and risk mitigation by market participants, which, in turn, has led to growth in commodity, equity, interest rate and credit derivatives and currency options markets,

•

increasing allocation of capital for trading and position-taking by banks and hedge funds and the search for yield among global investors has led to strong growth in structured credit and equity products, thereby creating and reinforcing the need for efficient execution,

•

with yields at historical lows, many industrialized countries, including the U.S., France, Germany and Italy, have increased their issuance of sovereign debt, taking advantage of low interest rates to help finance growing budget deficits,

•

record merger and acquisitions activity in 2006 has led to an increased issuance in the corporate bond and leveraged loan markets, thereby increasing the demand for hedging instruments such as credit derivatives and interest rate options,

•	strong global stock market performance has led to rapid growth in equity derivatives driven by institutional demand for hedging instruments,

•

strong GDP growth in key emerging market countries, such as China and India, has led to increased demand for basic commodities such as copper, platinum, crude oil, gas and natural gas, which has led to higher demand for hedging instruments such as energy and commodity futures and derivatives, and

•

the continued liberalization of emerging markets and the growth of local currency and fixed income markets have led to increased global demand for currency and fixed income hedging instruments as global trade continues to expand.

For all of these markets, full-service inter-dealer brokers provide market intelligence, operational expertise and liquidity to help propel growth.

Our Market Opportunity

We believe the financial markets in which we operate present us with the following opportunities to provide value to our customers as a full-service inter-dealer broker and market data supplier:

Market Demand for Superior Execution.    Inter-dealer brokers act as important price discovery agents and valuable liquidity providers in both liquid and illiquid markets. The presence of a broker provides customers with market intelligence and aids in the execution process. The flow of information inter-dealer brokers provide to market participants is critical, enhancing liquidity and resulting in improved prices. Furthermore, the emergence of voice, screen-assisted, voice-assisted and electronic trading and straight-through processing has significantly improved confirmation and settlement processes and has resulted in cost savings for customers. Hence, we expect to see continued demand in the wholesale markets for inter-dealer brokers given their ability to provide price discovery, liquidity and superior execution.

Desire for Anonymity.    Leading financial market participants frequently seek to trade anonymously to reduce market impacts. We expect to see an increasing demand for inter-dealer brokers to provide trade anonymity. In order to capture this demand, we may increase our principal trading activities, including both matched and unmatched principal trading.

Increasing Use of Hedging and Risk Management.    Inter-dealer brokers work with market participants who trade financial products to hedge risks associated with interest rate movements, equity ownership, fluctuations in the value of foreign currency, credit defaults by large corporate and sovereign debtors and volatility in the commodity markets. These hedging activities account for a growing proportion of the daily trading volume in derivative products. We believe that increasing securities regulations, broadening familiarity with derivative products and the growing need for risk management will continue to drive higher trading volumes in interest rate derivatives, credit derivatives, foreign exchange and listed futures markets.

Accelerating Introduction of New Products.    As customers strive to mitigate risk, new types of equity and fixed income securities, futures, options and other securities are developed. These new securities are not immediately ready for more liquid and standardized electronic markets, and will increase the need for trading and require broker-assisted execution. Qualified brokers need to modify their screen applications to support these new products. We believe that these new products, whose rate of introduction into the market is accelerating, provide opportunities for inter-dealer brokers to expand their trading volumes and create product niches. We believe that these products generally have higher commissions than more liquid instruments.

Market Demand for Global Execution and Presence.    We believe that several factors are driving the demand for brokerage services in new markets. We believe that the continuing globalization of trade and the liberalization of capital markets are propelling growth in trading volumes in several products across the globe. In addition, we believe that economic growth in emerging markets such as China and India is fueling demand for inter-dealer brokered currency and fixed income and commodity hedging for customers across the globe.

Growth in Algorithmic and Computerized Trading.    In recent years, algorithmic and computerized trading has seen tremendous growth spurred by increasing liquidity and lower operating costs. As our customers become more familiar with computerized trading, volumes should rise.

Increasing Demand for Market Data.    Demand for reliable, real-time market data is growing as trading volumes increase.

Our Competitive Strengths

We believe that the following principal competitive strengths of ours will help establish us as a leading global inter-dealer broker:

We Are a Leading Inter-Dealer Broker in Key Markets.    We are a leading global full-service inter-dealer broker in key markets. We have provided brokerage services for more than 30 years. We have displayed leadership in a multitude of markets globally, including the markets for certain interest rate derivatives, foreign exchange and commodity products, and have been recognized within the industry for our strong presence in interest rate products, including interest rate swaptions, exotic interest rate products, interest rate caps/floors, interest rate swaps and repurchase agreements. We believe our leadership position in these markets and access to a broad customer base allow us to locate the best price and to deliver the best execution for our customers, in both liquid and illiquid markets.

We Have Strong Core Brokerage Relationships.    We believe that a key strength of our business lies in our long-established relationships with some of the world’s largest financial institutions. These relationships provide access to significant pools of liquidity which is a key component of attracting new customers and enhancing our role as a provider of liquidity, price discovery and efficient execution. These strong relationships also allow us to participate in growth opportunities as these institutions begin to use newer products for risk management and trading.

We Have a Full Scale, Hybrid Brokerage Platform.    Our position as a premier broker is enhanced by our hybrid brokerage platform. We believe that the more complex, less liquid markets on which we focus often require significant amounts of personal and attentive service from our brokers. In more mature markets, we offer electronic trading capabilities to our customers. Our hybrid platform allows our customers to trade on a voice, screen-assisted, voice-assisted or, where available, fully electronic basis, regardless of whether the trade is OTC or exchange-based, and to benefit from the experience and market intelligence of our worldwide brokerage network. Our electronic capabilities include clearing, settlement and other back office services as well as straight-through processing for our customers across several products. Furthermore, we participate in the operational leverage from eSpeed’s electronic platform. We believe our hybrid brokerage approach provides us with a competitive advantage over competitors who do not offer this technology.

We Provide Quality Market Data and Analytics Products.    Our leading position and liquidity in brokerage markets allows us to provide our customers with high quality market data and analytics products. Our data products are derived through BGC Partners and eSpeed for U.S. and European securities and derivatives and are marketed as BGC Market Data. These products are designed to serve the needs of certain markets for reliable data and trusted analytics tools. Our ability to offer these products not only helps to support our leadership in several key markets but also provides us with a stable source of non-brokerage revenues.

We Have the Ability to Identify, Recruit and Retain Key Talent.    In August 2004, at the time that Cantor announced the restructuring of our business, we employed approximately 525 brokers. As of January 1, 2007, the number of BGC brokers had more than doubled to approximately 1,064. In a competitive environment, we have demonstrated our ability to successfully build, attract and retain leading brokers, including through acquisitions of new businesses, in order to expand and solidify our brokerage staff. We believe our ability to attract talent across the globe will enable us to grow our business and provide our customers with trading execution that is superior to that provided by many of our competitors.

Our Partnership Structure Creates Long-Term Incentives.    As of January 1, 2007, we had 176 BGC working partners (up from approximately 99 BGC working partners in August 2004). Our partnership structure is one of the unique strengths of our business. We believe that it provides long-term incentives and is an effective tool in recruiting, motivating, and retaining our key employees. Key professionals who are invited to be partners are required to make a capital contribution to establish their partnership account. We believe that the ability to participate in the ongoing success of the enterprise acts as a strong motivator for our brokers to perform and aligns their interests with our stockholders. Our partnership structure is described in greater detail in “—Partnership Overview.”

We Have a Proven Acquisition Track Record.    In 2005, we acquired Euro Brokers and ETC Pollak, and we have integrated these established brokerage companies into our business. More recently, in November 2006, we acquired Aurel Leven, one of the leading independent inter-dealer brokers in France, active in the equities, equity derivatives and fixed income markets, and in December 2006, we acquired AS Menkul, an established broker in Turkey. These acquisitions allowed us to expand our broker headcount, product offerings and geographic footprint. These acquisitions gave us sufficient scale to compete effectively in a number of products, including U.S. Treasuries, U.S. securities repurchase agreements, U.S. agencies, eurobonds, interest rate options/swaps, cash markets and emerging market credit default swaps. We believe that this ability to successfully identify, acquire and integrate high quality brokerage companies provides us with the opportunity to strengthen and enhance our franchise and to continue the rebuilding of our U.S. business and expand in local markets internationally.

We Have Experienced Senior Management.    We are led by a core senior management team each of whom has over 20 years of experience in the inter-dealer brokerage markets. The Chairman of the Board of Directors and Chief Executive Officer of Cantor, Mr. Lutnick, who will serve as our Co-Chief Executive Officer and Chairman, guided us, eSpeed and Cantor through the aftermath of the events of September 11, 2001 and was instrumental in the initial public offering of eSpeed in 1999. Prior to the events of September 11, 2001, Mr. Amaitis, who will serve as our Co-Chief Executive Officer and a member of our board of directors, led the inter-dealer brokerage business of Cantor, which was one of the largest inter-dealer brokers in the world. Since these events, Mr. Amaitis has successfully led the resurgence of our business. Mr. Amaitis and our President, Mr. Lynn, have presided over the addition of hundreds of new brokers and the expansion and growth of our business in the U.S., Europe and Asia. Our senior management team is supported by a highly experienced and qualified team of managers. We believe that our experienced senior management team gives us a competitive advantage in executing our business strategy.

Our Strategy

We seek to become the leading global inter-dealer broker by increasing our market share in existing markets and expanding into new markets. We intend to achieve this goal by employing the following strategies:

Regain Leadership Position and Selectively Explore Unique Growth Opportunities in the U.S. Market.    We have significantly rebuilt our presence in the U.S. market through the acquisition of established brokerage operations and the hiring of experienced brokers. Having made these investments, we believe that we are well-positioned to achieve significant growth in the U.S. market.

Achieve and Maintain Leading Positions in Targeted Traditional, Liquid Markets.    We intend to strengthen our position as a leading provider of inter-dealer brokerage services and market data products in the markets on which we focus. We believe that in these selected markets, we have the scale to be a top participant, and we believe underlying macro fundamentals allow additional room for growth.

Build and Develop Less Liquid, High-Growth Markets.    We plan to build and expand in markets for selected emerging asset classes. We believe that our role as a top participant in certain underlying securities will be helpful in building liquidity in the higher growth, higher margin businesses associated with the underlying security. We intend to leverage our leading position in traditional markets to build these new businesses. For instance, we launched a new credit derivatives platform that is currently being used by over 20 major banks. We expect that our position as a market leader and the relationships we have developed in the cash bond market will help us grow this business. We believe there is a strong cross-selling opportunity as our cash bond market brokers introduce their customers to our new credit derivatives platform.

Expand in Attractive Markets Where Local Presence and Expertise Are Required.    We plan to continue to expand into new geographies and build local presence in such geographies. We believe that having local presence and expertise in targeted markets will provide us with a competitive advantage over our competitors. We are establishing local market presence in continental Europe through our acquisitions of ETC Pollak and Aurel Leven in France and in Turkey through our acquisition of AS Menkul. We have also initiated activities to expand our footprint in Seoul. Additionally, we have significantly built out our Asian platform from approximately 55 brokers as of January 2005 to approximately 210 brokers as of September 30, 2006.

Leverage Existing Developed Infrastructure to Drive Operational Leverage.    We have made substantial investments in brokers and technology in our targeted markets. This infrastructure is in place and immediately scalable to support our future businesses and has given us considerable operational leverage. Due to the fixed cost nature of the back office business, each additional transaction executed on our hybrid system adds incremental margin to our business. Additionally, our market data offerings, clearing, processing and back office services and revenue sharing arrangement under the joint services agreement provide opportunities for margin improvement as brokers increase production or as trading volumes continue to rise.

Expand Our Broker Workforce Through Acquisitions and Recruitment.    Since August 2004, we have expanded our workforce significantly and, as of January 1, 2007, we had approximately 1,064 brokers, approximately 103% more brokers than we had in August 2004. Despite this rapid growth, we expect our broker compensation payout ratios to continue to decline as our business grows. We have a proven track record of growing our global network of brokers through business acquisitions and recruiting efforts, and we believe we are well-positioned to continue to do so. We intend to continue to selectively acquire companies and hire experienced brokers with the goal of further developing our market position in various products, accelerating our growth and enhancing our profitability.

Grow and Expand Our Market Data Services and Products.    We intend to further develop our market data services by integrating proprietary information generated by our inter-dealer brokerage business into new market data products designed to meet the needs of a greater number of customers. Sophisticated quantitative approaches to risk management as well as customer time sensitivity have created new needs, uses and demands for trading-related data and analytics. We intend to create new value-added services to complement these products, including databases, analytical tools and other services to assist end-users.

Our Product Offerings

We provide brokerage services in a wide range of markets, including government bonds, corporate bonds, supranational and sovereign bonds, high yield bonds, convertible bonds, floating rate notes, emerging market bonds, asset-backed securities, mortgage-backed securities, foreign exchange (outright, forwards, swaps), foreign exchange options, repurchase agreements, money market products, credit default swaps, interest rate swaps, asset swaps, basis swaps, inflation swaps, interest rate options, bond options, exchange-traded financial futures, equity derivatives and other products.

We have already developed electronic execution capabilities in the following products: government bonds, corporate bonds, supranational and sovereign bonds, high yield bonds, floating rate notes, emerging market bonds, asset-backed securities, mortgage backed securities, foreign exchange (outright, forwards, swaps), foreign exchange options, repurchase agreements, interest rate swaps and exchange-traded financial futures. Most recently, in November 2006, we introduced our fully electronic system for credit default swaps.

As part of our brokerage services, we provide execution, clearing, settlement and other back office services for all our products, except for financial futures, which are cleared by Cantor through a clearing agreement between Cantor and us. In addition, we provide clearing, processing and other back office services to eSpeed under the terms of the joint services agreement. Our electronic capabilities include straight-through processing for our customers across several products.

We also provide our proprietary market data to our customers. BGC Market Data is the exclusive source of real-time proprietary pricing and other data derived through BGC Partners and eSpeed for U.S. and European securities and derivatives.

The following table identifies the key securities and financial products which we broker:

Products	Description
Agency Bonds	Securities issued, or pooled, serviced and, sometimes, guaranteed by government agencies or quasi-governmental agencies to finance their activities (e.g., credit support of home mortgages). Examples of such agencies include the Government National Mortgage Association, the Federal National Mortgage Association, and Freddie Mac.

Asset-Backed	Securities that represent either an ownership claim in a pool of securities or an obligation that is secured by a pool of securities where these securities are collateralized by hard assets such as automobile loans or credit card receivables.

Asset Swaps	An exchange of two assets. Asset swaps are done most often in order to achieve a more favorable payment stream and typically involve debt obligations.

Basis Swaps	An exchange of cash flows based on the difference between the cash price and the futures price of a given commodity.

Convertible Bonds	Debt obligations that can be converted into shares of stock in the issuing company, usually at some pre-announced ratio.

Corporate Bonds	Debt obligations issued by private corporations (includes high yield bonds and convertible bonds).

Credit Derivatives	Contractual agreements entered into between two counterparties under which each agrees that one party will make payment to another party if the underlying security or bond defaults for an agreed upon period based on a notional amount of principal.

Emerging Market Bonds	Securities issued by governments and other issuers (including supranational and corporate bonds) in countries with developing economies.

Equity Derivatives	A class of financial instruments whose value is at least partly derived from one or more underlying equity securities. Market participants generally trade equity derivatives in order to transfer or transform certain risks associated with the underlying securities.

Equity Index Futures	Instruments that call for the delivery of the cash equivalent of a stock index at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.

Products	Description

Eurobonds	Securities syndicated and sold internationally that may be issued in a currency other than that of the country of the issuer.

Floating Rate Notes	Debt obligations that have a variable coupon equal to a money market reference rate, like LIBOR or the federal funds rate, plus a spread. The spread generally remains constant and the market reference rate fluctuates.

Foreign Exchange/Foreign Exchange Outright	Currency exchange.

Foreign Exchange Futures	Instruments that call for the delivery of foreign currency at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.

Foreign Exchange Swap/Forwards	A foreign exchange swap is an agreement between two parties to exchange a given amount of one currency for another and, after a specified period of time, to give back the original amounts swapped. The obligation to close the swap is a forward contract.

Global Repurchase Agreements and Reverse Repurchase Agreements	Short-term sales/purchases of securities with a promise to repurchase/sell back the securities at a higher price. Repurchase agreements and reverse repurchase agreements are typically overnight transactions although many transactions are for periods up to one year. These agreements are the preferred method of financing government bonds and agency bonds and investing cash (with government bonds and agency bonds as collateral) that are used by banks and investment banks.

Government Bonds	Debt obligations issued and backed by the issuing government (i.e., issued in the country’s own currency).

High Yield Bonds	Debt obligations that are rated below investment grade on their date of issuance.

Inflation Swaps	Contractual agreements entered into between two counterparties under which one agrees to pay amounts against an underlying interest rate benchmark and the other pays an amount linked to an inflation index (such as the Consumer Price Index) for an agreed upon period based on a notional amount of principal.

Interest Rate Futures	Instruments that call for the delivery of interest-bearing securities or interest rate products or their cash equivalent at a specific delivery (or maturity) date for an agreed upon price (the future price) to be paid at contract maturity.

Interest Rate Swaps	Contractual agreements entered into between two counterparties under which each agrees to make periodic payments to each other for an agreed upon period based on a notional amount of principal and an underlying interest rate benchmark.

Money Market Products	Full range of interest-bearing, short-term investments with maturities of less than one year, including certificates of deposit and commercial paper.

Mortgage-Backed	Securities that represent either an ownership claim in a pool of mortgages or an obligation that is secured by a pool of mortgages. For example, the Government National Mortgage Association and the Federal National Mortgage Association issue such securities.

Products	Description

Options on Equity Products (a common type of equity derivative)	Contractual obligations that give the holder the right to buy or sell the cash equivalent of a single equity share or equity index, such as the Standard & Poor’s 500, at a specified exercise price on or before a specified expiration date. An investor also can buy or sell an option on an equity future or an equity index future.

Options on Foreign Exchange Products	Contractual obligations that give the holder the right to buy or sell a quantity of a foreign currency for a specific amount of domestic currency at a specified exercise price on or before a specified expiration date.

Options on Interest Rate Products (includes Bond Options)	Contractual obligations that give the holder the right to buy or sell interest-bearing debt, such as Treasury notes, at a specified exercise price on or before a specified expiration date.

Sovereign Bonds	Debt obligations issued by a national government.

Supranational Bonds	Debt obligations issued and backed by supranational agencies such as the World Bank or the European Union.

Customers

We primarily serve the wholesale inter-dealer market, including many of the world’s largest and most creditworthy banks that regularly trade in capital markets, brokerage houses and investment banks. For the nine months ended September 30, 2006, our top 10 customers, collectively, accounted for approximately 38.7% of our revenues and our largest customer accounted for less than 6% of our revenues.

Sales and Marketing

Our brokers are our primary marketing and sales resources to our customers. Thus, our sales and marketing program is aimed at enhancing the ability of brokers to cross-sell effectively in addition to informing our customers about our product and service offerings. We also employ a product team and a team of business development professionals.

Our product team is composed of product managers, who are each responsible for a specific part of our business. The product managers ensure that our brokers, across all regions, have access to technical expertise, support and multiple execution methods in order to grow and market their business. This approach of combining marketing with our product strategy has enabled us to turn innovative ideas into deliverable hybrid solutions, such as “BGC Trader,” the new multi-asset BGC-branded, hybrid offering to our customers for voice and electronic execution.

Our team of business development professionals are responsible for growing our global footprint through raising awareness of our products and services. The business development team markets our products and services to new and existing customers. As part of this process, they analyze existing levels of business with these entities in order to identify potential areas of growth and also to cross-sell our multiple offerings.

Technology

Pre-Trade Technology.    Our brokers use a suite of pricing and analytical tools which have been developed to their specific needs either in-house or in co-operation with specialist software suppliers. This product suite uses in-house proprietary data and ancillary pricing and calculation libraries in conjunction with those outsourced from market standard specialist services in each area. The tools all connect to an integrating data layer which allows prices and rates to be published via our proprietary network, data vendor pages, secure websites and our trading application as indicative pricing.

Trading Technology.    We utilize a sophisticated electronic trading platform to distribute prices to our customers via a proprietary PC-based application, connected via a private communications network or via leading providers of connectivity to the financial community. The majority of our global products are supported by this platform in either a “view only,” hybrid/managed or fully electronic mode. Trades executed by our customers in any mode are eligible for immediate electronic confirmation to straight-through processing hubs. Our proprietary GUI is deployed on thousands of user desktops at hundreds of major banks and institutions.

“BGC Trader” is the new multi-asset BGC-branded, hybrid offering to our customers for voice and electronic execution. We undertook to combine the benefits of our existing hybrid system with a new concept of creative, cutting edge and customer focused front end design. The first asset groups to be incorporated under the “BGC Trader” banner were European corporate bonds, credit default swaps and iTraxx. The BGC Trader brand has been well received by our customers and we believe we will see a rapid expansion, in the number of products it supports, including other tradable and view-only products in the BGC portfolio.

Post-Trade Technology.    Our electronic trading platform can support post-trade straight-through processing and confirmation. In addition to our own system, we can also confirm and process trades through third-party processing hubs including Swapswire, T-Zero, Reuters RTNS, Logicscope and direct straight-through processing in FIX for various banks.

We also provide electronic connections to most mainstream clearinghouses, including Fixed Income Clearing Corporation, which we refer to as “FICC,” The Depository Trust & Clearing Corporation, OTC DerivServ, Continuous Linked Settlement, Euroclear, Clearstream, Monte Titoli, LCH.Clearnet, Eurex and the Chicago Mercantile Exchange.

Systems Architecture.    Our systems are implemented as a multi-tier architecture, comprised of several components, which provide matching, credit management, market data distribution, position reporting, customer display and customer integration. The private network currently operates from four concurrent data centers (two of which are in London, England, one of which is in Rochelle Park, New Jersey, and one of which is at 199 Water Street, New York, New York) and 11 hub cities throughout the world acting as distribution points for all private network customers. We are currently in the process of building a fifth concurrent data center through eSpeed.

Risk Management

We employ a number of risk management processes to monitor our exposure to our customers. Trading with a new counterparty requires approval by our credit department. The credit department analyzes financial and other data (including, among other things, reports from credit agencies and site visits) to prepare a credit report on the prospective customer. The credit report is presented to the global credit committee for its review. Once a decision is made at the committee level, front office staff is formally notified of the decision. As part of our credit process, we also impose trading limits for the new counterparty and monitor the credit quality of our customers on an on-going basis. The approved counterparties are reviewed at least on an annual basis by the credit department and the global credit committee.

As part of our risk management procedures, we also monitor and control the counterparty limits that are established by the credit committee. All trades are marked-to-market on a regular basis during trading hours, which allows us to monitor any abnormal build up of exposure to any particular counterparty. Our credit department produces a daily credit report, which highlights the following information:

•	top exposures by counterparty; also broken down by counterparties in volatile geographical areas,

•	fails analysis by company and certain trading areas, including marked-to-market ranking, age and volume of trades, and

•	counterparty risk requirement calculation by book/desk, instrument and counterparty.

In addition, our risk management processes address disaster recovery concerns. We operate most of our technology from dual-primary data centers at our two different London, England locations. Either site alone is capable of running all our essential systems. In addition, we have technology running from data centers in New Jersey and New York. Replicated instances of this technology are maintained in our London data centers. All data centers are built and equipped to best-practice standards of physical security with appropriate environmental monitoring and safeguards. Fail-over for the majority of our systems is automated.

Competition

We encounter competition in all aspects of our brokerage business and compete primarily with other inter-dealer brokers.

Inter-Dealer Brokers.    We primarily compete with four major, diversified inter-dealer brokers. These inter-dealer brokers are ICAP plc, which we refer to as “ICAP,” Tullet Prebon plc, which we refer to as “Tullet Prebon,” GFI Group Inc. and Compagnie Financière Tradition (which is majority owned by Viel & Cie), all of which are currently publicly traded companies. Other inter-dealer broker competitors include a number of smaller, private firms that tend to specialize in specific product areas or geographies.

Exchanges.    Although we often use exchanges to execute transactions brokered in OTC markets, we believe that exchanges will continue to seek to migrate products traditionally traded in OTC markets by inter-dealer brokers to exchanges. However, we believe that when a product goes from OTC to exchange-traded, the underlying OTC market often continues to experience growth in line with the growth of the exchange-traded contract.

Market Data.    The majority of our inter-dealer broker competitors also sell proprietary market data which compete with our market data offerings. In addition to direct sales, we resell our market data through large market data and information providers. These companies have significant established presences on virtually every trading desk in our industry. Some of these companies have expanded their product mix to include electronic trading and execution in addition to their traditional market data offerings.

Demand for services of brokers is directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. We believe that other significant factors affecting competition in the brokerage industry are the quality and ability of professional personnel, the depth and pricing efficiency of the market displayed by a broker, the strength of the technology used to service and execute on those markets and the relative prices of services and products offered by the brokers and by competing markets and trading processes.

Partnership Overview

We believe that our partnership structure is one of the unique strengths of our business. Many of our key brokers have already invested their own capital to become partners of Cantor. As of January 1, 2007, we had 176 BGC working partners (up from approximately 99 BGC working partners in August 2004). Upon the closing of this offering, these brokers will automatically become limited partners in BGC Holdings, thus giving them a direct interest in our business and aligning their interests with our stockholders. Following this offering, we expect that all of our key employees who are not already our partners will have the opportunity to become partners, and those who are partners will have the opportunity to increase their participation in the BGC Holdings partnership from time to time.

We believe that our partnership structure is an effective tool in recruiting, motivating, and retaining our key employees. Many brokers are attracted by the opportunity to become partners because the partnership agreement entitles partners to quarterly distributions of income from the partnership. In addition, subject to Cantor’s discretion, and, to the extent required by applicable law or regulation, BGC Partners’ approval, BGC Holdings limited partners also have the possibility of receiving certain extraordinary distributions, such as shares of our common stock upon exercise of the exchange rights held by Cantor, if Cantor exercises its right of first refusal to acquire such BGC working partner’s BGC Holdings limited partnership interests and uses such shares of common stock to pay the purchase price. However, while working partners will participate in distributions of income from the operations of our business, upon leaving BGC Holdings any such working partner will only be entitled to receive an amount for his or her BGC Holdings limited partnership interests which reflects such partner’s capital account over time, provided he or she does not violate certain partner obligations (see “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Partner Obligations”), and not any goodwill or going concern value of our business. Consequently, BGC Holdings limited partnership interests held by our working partners may appreciate at a significantly slower rate than will our capital stock. See “Risk Factors—Risks Related to the Separation—Reorganizing our business from a privately held firm to a publicly traded company may adversely affect our ability to retain, recruit and motivate key employees.” We believe that, having deployed their own capital in us, partners feel a sense of responsibility for the health and performance of our business and have a strong incentive to maximize our revenues.

Relationship with Cantor

See “Certain Relationships and Related Transactions.”

Relationship with eSpeed

eSpeed is a publicly traded company (NASDAQ: ESPD) that Cantor took public in 1999. As of January 1, 2007, Cantor owned 42.9% of the outstanding common stock of eSpeed and approximately 87.8% of the voting power of eSpeed.

eSpeed owns and operates electronic trading systems and is responsible for providing access to its electronic trading system to BGC Partners. Under the joint services agreement, BGC Partners provides voice-assisted brokerage services, clearance, settlement and other processing and related services, such as credit and risk management services, oversight of customer suitability and regulatory compliance, sales positioning of products and other services customary to brokerage operations to eSpeed. The joint services agreement and the master transaction agreement to be entered into in connection with this offering between BGC Partners and Cantor provide us with a share of revenues for transactions executed on eSpeed’s system, whether or not those transactions are executed on our behalf.

Additionally, under the joint services agreement, eSpeed provides technology support services to BGC Partners. eSpeed charges BGC Partners a fee for these services commensurate with the cost of providing these services. The joint services agreement has a perpetual term.

Under the joint services agreement and the master transaction agreement which we intend to enter into in connection with this offering, we will share revenues with eSpeed on a pre-determined schedule. Pursuant to the master transaction agreement, Cantor will agree to transfer all revenues and responsibilities for transactions executed on eSpeed’s system, whether or not those transactions are executed on our behalf, as detailed in the joint services agreement, to us upon completion of this offering. Accordingly, certain terms in the joint services agreement such as “Cantor party” have been replaced below with “BGC party” as appropriate. Please note the following definitions:

•

“BGC party” means BGC and its direct and indirect and future subsidiaries and Cantor and its direct and indirect, current and future subsidiaries (including BGC Partners, but excluding eSpeed and its direct and indirect, current and future subsidiaries),

•	“collaborative marketplace” means an “electronic marketplace” operated by a BGC party and an eSpeed party,

•

“electronic marketplace” means a marketplace in which transactions, and purchases and sales of, products may be effected, in whole or in part, electronically, but does not include a marketplace that is merely electronically-assisted, such as screen assisted open outcry,

•	“eSpeed party” means eSpeed and its direct and indirect, current and future subsidiaries,

•

“financial product” means any financial asset or financial instrument, any intangible commodity or any tangible fungible commodity, including, but not limited to, any security, futures contract, foreign exchange transaction, swap transaction, credit derivative, securities repurchase or reverse repurchase obligation, currency or swap or any option or derivative on any of the foregoing,

•	“eSpeed marketplace” means a marketplace in which an eSpeed party renders electronic brokerage services and is not a collaborative marketplace,

•

“less-established electronic product” means a financial product, other than benchmark U.S. treasury securities, spot foreign exchange products or European government bonds, which is traded electronically, and

•

“voice-assisted brokerage services” means the effecting of transactions in, and purchases and sales of, a product in an electronic marketplace through a broker or other human intermediary, in each case who is an employee of, or providing services to, a BGC party. Voice-assisted brokerage services include the entry of an order by a broker or other human intermediary into the electronic trading system.

The joint services agreement provides for revenue sharing schedules between us and eSpeed based on various factors, including whether the brokerage services provided by us involve voice or electronic assistance and the nature of the marketplace. With respect to voice-assisted brokerage services provided in the collaborative marketplace, the BGC party receives 93% of the applicable transaction revenues and the eSpeed party receives, as a service fee, 7% of the transaction revenues. With respect to products in other marketplaces that are not electronic but which are electronically-assisted (such as open outcry transactions), the BGC party receives 97.5% of the applicable transaction revenues and the eSpeed party receives 2.5% of the transaction revenues. In addition, the BGC party receives all of the applicable transaction revenues for all other transactions that are not electronically assisted.

The following table highlights some of the revenue sharing arrangements with respect to electronic products and services under the joint services agreement and the master transaction agreement.

Revenues under the joint services agreement
Marketplace	Products	Screen- Assisted	Voice Assisted by BGC Party	Fully Electronic by eSpeed but Cleared and Serviced by BGC	Percentage of Revenues BGC Retains from Transactions Executed via eSpeed’s System	Revenue Sharing
Electronically-assisted but not Electronic	All products	Yes	N/A	No	97.5%	BGC party will receive 97.5% of applicable transaction revenues.

Collaborative	Financial product	N/A	Yes	No	93%	BGC party will receive 93% or 35% of the applicable transaction revenues, depending on whether the transaction is voice-assisted or fully electronic.

		N/A	No	Yes	35%

Collaborative	European government bonds	No	No	Yes	35%/50% through June 30, 2009 and 35% thereafter	BGC party will receive 35% of applicable transaction revenues increasing to 50% of the applicable revenues above a certain threshold until June 30, 2009 and 35% thereafter from eSpeed party.

Revenues under the joint services agreement
Marketplace	Products	Screen- Assisted	Voice Assisted by BGC Party	Fully Electronic by eSpeed but Cleared and Serviced by BGC	Percentage of Revenues BGC Retains from Transactions Executed via eSpeed’s System	Revenue Sharing
Collaborative	Less established electronic product	No	No	Yes	Generally 50% through 2009 and 35% thereafter

BGC party will receive 50% of applicable transaction revenues above a certain threshold for a period of four years from the earlier of (1) the date any customer first enters an order for such a product or (2) the date a BGC party provides notice to eSpeed party that voice-assisted brokerage services will be provided for the financial product and 35% thereafter from eSpeed party.

Collaborative	U.S. Treasuries or U.S. federally- sponsored agency securities involving eSpeed Online	N/A	Yes (through eSpeed Online’s employees)	Yes	35%

BGC party will receive 35% of applicable transaction revenues from eSpeed party if voice-assistance is provided through eSpeed employees and 93% of applicable transaction revenues if BGC party provides voice-assistance.

		N/A	Yes (through a BGC party)	Yes	93%
Other Electronic Marketplace in which BGC provides electronic brokerage services	Financial product	N/A	N/A	No	70% of the amount eSpeed would have received in a collaborative marketplace as described in “—Revenue Sharing”

If BGC party provides electronic brokerage services, BGC party will receive the applicable transaction revenues and pay to eSpeed party a service fee equal to 30% of the amount eSpeed party would have received if this marketplace had been a collaborative marketplace featuring such financial product less costs paid to third party to provide or arrange electronic brokerage services.

eSpeed	Financial product	N/A	N/A	Yes	20%	BGC party will receive 20% of the applicable transaction revenues from eSpeed party.

eSpeed	Other product	N/A	N/A	Yes	0%	Product offered by eSpeed where BGC party does not receive any of the applicable transaction revenues.

Regulation

U.S. Regulation

The financial services industry in the U.S. is subject to extensive regulation under both federal and state laws. As registered broker-dealers and an Introducing Broker Future Commissions Merchant, certain of our subsidiaries are subject to laws and regulations which cover all aspects of financial services, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, minimum capital requirements, recordkeeping, business practices and the conduct of associated persons. We and our subsidiaries also are subject to the various anti-fraud provisions of the Securities Act, the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” the Commodity Exchange Act, certain state securities laws and the rules and regulations thereunder. We also may be subject to vicarious and controlling person liability for activities of our subsidiaries and their officers, employees and affiliated persons.

The SEC is the federal agency primarily responsible for the administration of federal securities laws, including adopting rules and regulations applicable to broker-dealers (other than government securities broker-dealers) and enforcing both its rules regarding broker-dealers and the Treasury’s rules regarding government securities broker-dealers. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. In addition, Treasury rules relating to trading government securities apply to such activities when engaged in by broker-dealers. The CFTC is the federal agency primarily responsible for the administration of federal commodities laws, including the adoption of rules applicable to Future Commission Merchants.

Much of the regulation of broker-dealers’ operations has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are subject to approval by the SEC) that govern the operations of broker-dealers and government securities broker-dealers and conduct periodic inspections and examinations of their operations. In the case of our broker-dealer subsidiaries, the principal self-regulatory organization is the NASD. The NASD has recently announced its plans to consolidate its member regulation operations with the regulatory arm of the NYSE Group, forming a new self-regulatory organization which will act as the regulator for all broker-dealers doing business within the U.S., and which is expected to commence operations in the second quarter 2007. Accordingly, our subsidiaries will be subject to both scheduled and unscheduled examinations by the SEC and the NASD (or its successor self-regulatory organization). Our brokering of municipal securities is also subject to the rules of the Municipal Securities Rulemaking Board. In their futures-related activities, our subsidiaries are also subject to the rules of the CFTC, futures exchanges of which they are members and the NFA, a futures self-regulatory organization.

The changing regulatory environment and rules that may be promulgated by the SEC, the Treasury, the Federal Reserve Bank of New York, the CFTC, the NFA, the NASD and other self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, if adopted, may directly affect the mode of operation and profitability of us, of our competitors and our customers and of the securities markets in a way that could adversely affect our business.

The SEC, self-regulatory organizations and state securities administrators conduct informal or formal investigations of possible improprieties or illegal action by broker-dealers and their “associated persons,” which could be followed by the institution of administrative, civil and/or criminal proceedings against broker-dealers and/or “associated persons.” Among the sanctions that can result if administrative, civil or criminal proceedings were ever instituted against us or our “associated persons,” are injunctions, censure, fines, the issuance of cease-and-desist orders or suspension or expulsion from the industry and, in rare instances, even imprisonment. The principal purpose of regulating and disciplining broker-dealers is the protection of customers and the securities markets, rather than the protection of broker-dealers, creditors and equity holders. From time to time, our “associated persons” have been and are subject to routine investigations, none of which, to date, have had a material adverse effect on our business.

U.K. and European Regulation

The FSA is the primary regulator in the U.K. established under the Financial Services and Markets Act 2000, which we refer to as the “FSMA 2000,” to regulate financial services in the U.K. Currently we have subsidiaries and branches regulated by the FSA (BGCI, BGC International L.P., ETC Pollak’s U.K. branch, the U.K. branch of Euro Brokers, BGC Brokers Limited formerly known as Euro Brokers Limited), MIS Brokers Limited, Tower Bridge Securities Limited (which is currently a dormant entity) and BGC Brokers L.P.).

FSMA 2000 provides the core basis of the regulatory system with supporting and additional requirements laid down in the FSA handbook, take over code and exchange rules. FSMA 2000 requires that any firm undertaking a regulated activity must be authorized or exempt. Once a firm is authorized by the FSA, it is under an obligation to continue to meet the standards set. The FSA has the power to investigate, discipline or prosecute any firm or individual who breaks its rules while conducting financial business. Such disciplinary action may include the imposition of a fine, issuance of public censures, withdrawal or amendment of authorization or prosecution.

The European legislature also introduces directives for implementation by European Union member states. Recent important directives affecting the financial services industry include The Market Abuse Directive, The MIFID, The Third Money Laundering Directive, The Financial Groups Directive and the Capital Requirements Directive. Some of these directives have caused or are expected to cause significant changes to the way the financial services industry is regulated in Europe. For example, the Capital Requirements Directive will require regulated firms to change the way regulatory capital is calculated (requiring firms to undertake a “risk-based” calculation). In addition, MIFID will require firms to review their systems, controls and conduct of business to ensure that they are compliant with the rules it will impose and the changes it will introduce to existing regulation. These directives are important developments in the regulatory environment in the European Union.

Our European regulated group (Aurel Leven, BGC Brokers Limited, BGC Brokers L.P., BGCI, BGC International L.P., ETC Pollak, EPP Holdings SAS, MIS Brokers Limited, Tower Bridge Securities Limited (which is currently a dormant entity) and other intermediate non-regulated holding entities) is subject to the Financial Groups Directive. To meet the FSA’s requirements under that directive, the current corporate structure of the European regulated group will need to be reorganized. Specifically, the FSA has required us to establish a new European consolidated financial holding entity which will be the direct owner of our European operations, which we refer to as “European Holdings.” Such a restructuring would allow the FSA to achieve its statutory obligations under that directive and regulate this discrete group at a consolidated level from a capital adequacy perspective. The FSA’s approval is required for the new structure, and we are currently in discussions with the FSA. We have formed European Holdings and we expect the new structure to be in place prior to the closing of this offering.

Although we will endeavor to complete this restructuring at the lowest cost possible, there may be additional costs associated with these moves.

To improve regulatory capital efficiency, we intend to merge the businesses of MIS Brokers Limited into BGC Brokers L.P. The Service Company Entity falls outside of the European Holdings consolidation. Restructuring the regulated European entities under European Holdings will not affect their day-to-day operations as European Holdings is a holding entity.

Other Regulation

Our subsidiaries that have foreign operations are subject to regulation by the relevant regulatory authorities and self-regulatory organizations in the countries in which they do business. The following table sets forth certain jurisdictions other than the U.S. in which we do business and the applicable regulatory authority or authorities of each such jurisdiction:

Jurisdiction	Regulatory Authorities/Self-Regulated Organizations
Australia	Australian Securities and Investments Commission and Sydney Futures Exchange Limited

Canada	Ontario Securities Commission

China	China Banking Regulatory Commission

Denmark	Financial Supervisory Authority

France	Banque de France and subsidiary agencies, including CECEI (Comité des Établissements de Crédit et des Entreprises d’investissement), CCLRF (Comité Consultatif de la Législation et de la Réglementation Financière), Commission Bancaire and AMF (Autorité des Marchés Financiers)

Italy	Commissione Nazionale per le Societa e la Borsa and Bank of Italy

Hong Kong	Securities and Futures Commission and The Hong Kong Monetary Authority

Japan	Japanese Financial Services Agency

Korea	Ministry of Finance and Economy

Mexico	Banking and Securities National Commission

Singapore	Monetary Authority of Singapore

Switzerland	Swiss Federal Banking Commission (“SFBC”)(a)

Turkey	Capital Markets Board of Turkey

United Kingdom	Financial Services Authority

(a)	BGC International L.P. has applied to the SFBC to establish a branch in Nyon. Although it does not yet have a branch in Nyon, we have brokers in Nyon who do business for two of our subsidiaries, BGC Securities S.àr.l and BGC Capital Markets (Switzerland) LLC—Nyon branch. If the Nyon branch application for BGC International L.P. is approved and the branch is established, the branch will be subject to the authority of the SFBC. BGC Securities S.àr.l and BGC Capital Markets (Switzerland) LLC are currently exempt from SFBC regulation per a no-action letter from the SFBC.

Capital Requirements

U.S.

Every U.S.-registered broker-dealer is subject to the Uniform Net Capital Rule under Rule 15c3-1 under the Exchange Act, which we refer to as the “Uniform Net Capital Rule.” The Uniform Net Capital Rule is designed to ensure financial soundness and liquidity by prohibiting a broker or dealer from engaging in business at a time when it does not satisfy minimum net capital requirements.

In the U.S., net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets, such as a firm’s positions in securities. Among these deductions are adjustments (called “haircuts”) in the market value of securities positions to reflect the market risk of such positions prior to their liquidation or disposition. The Uniform Net Capital Rule also imposes a minimum ratio of equity to subordinated debt which may be included in net capital.

Regulations have been adopted by the SEC that prohibit the withdrawal of equity capital of a broker-dealer, restrict the ability of a broker-dealer to distribute, or engage in any transaction with a parent company or an affiliate that results in a reduction of equity capital or provide an unsecured loan or advance against equity capital for the direct or indirect benefit of certain persons related to the broker-dealer (including partners and affiliates) if the broker-dealer’s net capital is, or would be as a result of such withdrawal, distribution, loan or advance, below specified thresholds of excess net capital. In addition, the SEC’s regulations require certain notifications to be provided in advance of such withdrawals, distributions, reductions, loans and advances that exceed in the aggregate 30% of excess net capital within any 30-day period, and the SEC has the authority to restrict for up to 20 business days such withdrawal, distribution or reduction of capital if the SEC concludes that it may be detrimental to the financial integrity of the broker-dealer or may expose its customers or creditors to loss. Notice is required following any such withdrawal, distribution, reduction, loan or advance that exceeds in the aggregate 20% of excess net capital within any 30-day period. The SEC’s regulations limiting withdrawals of excess net capital do not preclude the payment to employees of “reasonable compensation.”

BGC Partners’ subsidiaries, BGC Securities and BGC Financial, Inc., are registered with the SEC and are subject to the Uniform Net Capital Rule and, accordingly, must maintain minimum net capital and comply with all aspects of the Uniform Net Capital Rule. BGC Securities uses the “basic method” of calculating net capital and must maintain net capital of not less than the greater of $100,000 or 6.66% of certain of its liabilities and other obligations. BGC Financial, Inc. uses the “alternative method” and must maintain net capital of not less than the greater of $250,000 or 2% of its aggregate debit items (primarily receivables from customers and other broker-dealers). BGC Financial, Inc. is also a member of the FICC, which imposes capital requirements on its members.

Compliance with the Uniform Net Capital Rule may limit the extent and nature of our operations requiring the use of our registered broker-dealer subsidiaries’ capital, and also could restrict or preclude our ability to withdraw capital from our broker-dealer subsidiaries, which, in turn, could limit our ability to pay distributions and/or dividends.

Non-U.S.

Outside the U.S., net capital, or the excess of regulatory capital over regulatory capital requirements, which we refer to as the “non-U.S. net capital requirements,” is essentially defined as statutory capital and reserves, plus qualifying subordinated borrowings less liquidity adjustments arising from the liquidity of non-trading book assets. Further deductions are then taken pertaining to trading book assets and exposures to capture credit, market, foreign exchange and concentration risks. A further requirement is ordinarily imposed on most non-U.S. regulated entities which requires the firm to provide for capital equal to at least its operational costs for a three-month period.

A regulated entity which is dormant or conducts primarily non-trading book activities will still have a minimum capital requirement. This normally takes the form of a solvency test, expenditure-based requirement or is prescribed by the local regulator dependent upon its authorized activities.

In the U.K., the FSA imposes regulatory capital requirements on its regulated entities. Additionally, certain other foreign subsidiaries of BGC Partners are required to maintain non-U.S. net capital requirements. In Hong Kong, BGC Securities (Hong Kong) LLC and BGC Capital Markets (Hong Kong) Limited, are regulated by the Securities and Futures Commission and The Hong Kong Monetary Authority, respectively. BGC Securities (Hong Kong) LLC is subject to non-U.S. net capital requirements. BGC Capital Markets (Hong Kong) Limited does not currently have a capital requirement and is only required to be solvent. In France, ETC Pollak SAS, EPP Holdings SAS and Aurel Leven; in Denmark, MIS Brokers Limited’s Danish branch; in Australia, BGC Partners (Australia) Pty Ltd.; in Italy, BGCI’s Milan branch; in Japan, BGC Shoken Kaisha Limited; in Singapore, a

BGCI branch; and in Turkey, AS Menkul, all have non-U.S. net capital requirements imposed upon them by local regulators. In addition, the Eurex and LCH (LIFFE/LME) clearing organizations, of which we are members, also impose minimum capital requirements.

As of September 30, 2006, we had $256.9 million of capital for our regulated subsidiaries.

Employees

As of January 1, 2007, we employed 1,064 brokers (front office) and 454 employees (back office). Approximately 30% of our brokers are based in the U.S., approximately 50% are based in the U.K. and Europe and the remaining approximately 20% are based in the Asia-Pacific region. Generally, our employees are not subject to any collective bargaining agreements, except our employees in certain of our European offices, including France, who are covered by national, industry-wide collective bargaining agreements. We consider our relationships with our brokers to be good and have not experienced any interruption of operations due to labor disagreements.

As of September 30, 2006, we had 1,518 total employees.

Properties

Our executive headquarters are located at 199 Water Street, New York, New York 10038, where we occupy approximately 61,000 square feet of leased space, pursuant to a sublease. In addition, we occupy approximately 9,620 square feet of leased space at 111 East 58th Street, New York, New York 10022 pursuant to an arrangement with Cantor, which leases such property to us. We intend to move all of our New York-based brokers from the East 58th Street location to our 199 Water Street location after February 2007.

In July 2005, BGCI and Cantor entered into agreements for leases of new office space at 40 Bank Street and Floors 18, 19 and 20 of One Churchill Place, Canary Wharf in London. BGCI permits BGC and Cantor entities to use office space at these offices with the Bank Street office dedicated to a data center and office of eSpeed. BGCI continues to lease office space at One America Square, in London and BGCI sublets the ground floor and floors 4 and 5 to third parties, and the third floor to Cantor Fitzgerald Europe.

We also lease office space in Chicago, Los Angeles, Copenhagen, Hong Kong, Mexico City, Paris, Nyon, Milan, Tokyo, Beijing, Singapore, Melbourne and Sydney. We expect to enter into a lease for office space in Istanbul prior to the closing of this offering and to open an office in Seoul in 2007. We believe our facilities are adequate for our current operations.

Legal Proceedings

Our businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. In the ordinary course of business, various legal actions are brought and are pending against us. In some of these actions, substantial amounts are claimed. We are also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding our businesses. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

On February 15, 2006, the SEC issued a formal order of investigation into trading by certain inter-dealer brokers in the government and fixed income securities markets. The formal order alleges that the broker-dealers named therein, including us, (1) may have made fictitious quotations or made false or misleading statements about the prices at which U.S. treasury or other fixed income securities would be purchased or sold, (2) may have fabricated market quotations or trading activity in U.S. Treasury or other fixed income securities to stimulate trading and to generate commissions, (3) may have engaged in “front running” or “interpositioning,” (4) may have engaged in fraudulent, deceptive or manipulative acts to induce the purchase or sale of government securities, (5) may have failed to keep and preserve certain books and records as required by the SEC and/or the Treasury, and (6) may have failed to supervise with a view to preventing violations of applicable rules and regulations as required by the Exchange Act. We are cooperating in the investigation.

HMRC has made claims against certain of BGC Partners’ U.K. subsidiaries for tax liabilities arising from various compensation plans established by the subsidiaries and operated between 1998 and 2003. At the end of 2005, HMRC indicated that it was prepared to settle the claims relating to adjustable option plans. BGC Partners subsidiaries have agreed to settle liabilities for $2.2 million in respect of claims for 1998-1999 and 2000-2001. These subsidiaries settled the conditional share plans claims for 1999-2000 and 2002-2003 for an anticipated net cost of $9.8 million. In April 2006, HMRC offered to settle the remaining potential claims in connection with further conditional share plans for 2003-2004 on the same terms, for an anticipated net cost of $3.1 million.

In September 2005, the NAB threatened a claim against BGCI and BGC Capital Markets (Japan) LLC (formerly known as Cantor Fitzgerald LLC), which we refer to as “BGC Capital Markets (Japan).” From September 2001 through January 2004, NAB employees who traded in foreign exchange options allegedly lost substantial money and allegedly overstated the positions which they held. NAB claims that it was the object of conduct by BGCI and BGC Capital Markets (Japan) and certain traders on NAB’s currency options desk, whereby BGCI and BGC Capital Markets (Japan) allegedly provided misleading and deceptive independent revaluation rates to NAB’s middle office, which were then purportedly relied upon by NAB. NAB alleges that the supply of these revaluation rates prevented NAB from discovering the true position of the currency options portfolio and that it subsequently sustained trading losses of AUD 311 million (or, based on an exchange rate of 0.75 at September 30, 2006, approximately $233 million). The 2006 NAB annual report claims that NAB’s total loss amounted to AUD 539 million (or, based on an exchange rate of 0.75 at September 30, 2006, approximately $405 million), implying that its consequential losses amounted to AUD 228 million (or, based on an exchange rate of 0.75 at September 30, 2006, approximately $171 million). No proceedings have been filed to date. BGCI and BGC Capital Markets (Japan) have investigated and are investigating the legal and factual basis of the NAB allegations. At this time, based on the information provided to us, we believe that we have substantial defenses in respect of the losses claimed by NAB. Accordingly, we do not believe that BGCI and BGC Capital Markets (Japan) are responsible for the losses claimed by NAB. Nevertheless, if NAB were to bring an action against BGCI and BGC Capital Markets (Japan) and BGCI and BGC Capital Markets (Japan) did not prevail, BGCI and BGC Capital Markets (Japan) could be subject to substantial liability, and in any event, would likely incur significant legal and other costs in connection with the defense of any such action.

Employment and Competitor-Related

From time to time, BGC Partners and its affiliates are involved in litigation, claims and arbitrations, in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by its competitors or with respect to terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims, and arbitration between competitors regarding employee hiring is not uncommon. ICAP Australia Pty Ltd., which we refer to as “ICAP Australia,” brought proceedings against BGC Partners (Australia) Pty Ltd., which we refer to as BGC Australia, and certain of its employees in Federal Court of Australia, New South Wales District Registry, Australia. In January 2005, ICAP Australia obtained an injunction that restrained BGC Australia from utilizing the services of the ICAP Australia employees hired by BGC Australia, and also restrained it from inducing any breach of a contract of employment between ICAP Australia and any other employees that were providing services to ICAP Australia on January 28, 2005. ICAP Australia also brought proceedings against its former employees for breach of contract and against BGC Australia for inducing breach of contract and conspiring with certain of its employees to intentionally cause injury to ICAP Australia. Expert evidence has been disclosed by the parties, although this may be revised following further disclosure of documents by the parties on quantum, which is due to take place in March 2007.

In April 2005, ICAP (Hong Kong) Limited, which we refer to as “ICAP Hong Kong,” commenced proceedings against BGC Securities (Hong Kong) LLC, BGC Capital Markets (Hong Kong) Limited and thirty-

seven other defendants in the High Court of the Hong Kong SAR. In accordance with Hong Kong law, following the resignation of these brokers from ICAP Hong Kong (one of whom later returned to work for ICAP Hong Kong) on March 22, 2005 and certain back office staff on April 1, 2005, BGC Securities (Hong Kong) LLC tendered certain amounts to ICAP Hong Kong to buy out the notice periods under such employees contracts, which ICAP Hong Kong had accepted. ICAP Hong Kong has failed in their injunction applications against the broker defendants and BGC, although it obtained specific undertakings directly from BGC and one of its employees. ICAP Hong Kong has also brought proceedings for damages against BGC and certain of its former employees for a number of claims, including for soliciting and procuring an en masse resignation of employees of ICAP Hong Kong, wrongful receipt and misuse by BGC of information disclosed by two former employees of ICAP Hong Kong relating to the remuneration and personnel details of other employees of ICAP Hong Kong, and conspiracy between BGC and two former employees of ICAP Hong Kong with the intent to injure or cause loss by unlawful means to ICAP Hong Kong. The High Court of the Hong Kong SAR refused a request on December 6, 2005 from ICAP Hong Kong for a split trial between quantum and liability. In addition, ICAP Hong Kong sought to obtain summary judgment against BGC. The High Court of the Hong Kong SAR refused the summary judgment application on November 8, 2006 and ordered that costs be awarded to BGC and the employee defendants. An appeal of the split trial decision was scheduled to take place on December 14, 2006. However, the appeal by ICAP Hong Kong of the split trial decision and the appeal by ICAP Hong Kong of an application for further and better particulars were withdrawn on November 29, 2006, with costs to be awarded to BGC and the employee defendants. An appeal by ICAP Hong Kong of the summary judgment decision is pending.

Tullett Prebon (Singapore) Limited (formerly known as Prebon Yamane (Singapore) Limited) and two related companies brought a consolidated action in the Singapore High Court against a subsidiary of ours, BGC International (Singapore Branch), and fifty-five of its brokers who left Tullett Prebon (Singapore) Limited and had started to work with us. Tullett Prebon (Singapore) Limited alleged that BGC International (Singapore Branch) breached certain contracts with Tullett Prebon (Singapore) Limited in February 2005 (and some at a later date in 2005) and that BGC International (Singapore Branch) and certain of its employees conspired together to induce those broker defendants to breach their contracts. Injunction proceedings were brought in February 2005 and although interim injunctions were obtained, these were overturned shortly thereafter. Tullett Prebon (Singapore) Limited sought damages for breach of contract and conspiracy. The trial commenced on October 30, 2006 and finished on November 23, 2006. The claims of Tullett Prebon (Singapore) Limited were settled by agreement on November 23, 2006, which we refer to as the “settlement agreement.” Since the settlement was reached, BGC International (Singapore Branch) believes that there have been breaches by Tullett Prebon (Singapore) Limited of the settlement agreement. Tullett Prebon (Singapore) Limited denies committing any breaches of the settlement agreement and seeks as alternative relief reinstatement of its original claims seeking $42 million. On December 22, 2006, the same parties who brought the consolidated action referred to above brought an action in the Singapore High Court against BGC International (Singapore Branch) and the other parties to the settlement agreement. The claim alleges that such parties have breached their obligations under the settlement agreement. BGC International (Singapore Branch) denies these allegations and has issued a defense and counterclaim to pursue its rights in respect of what it believes to be breaches of the settlement agreement by Tullett Prebon (Singapore) Limited.

In December 2006, Nittan Capital Group Limited, which we refer to as “Nittan,” threatened a claim against Euro Brokers (Switzerland) S.A., which we refer to as “EBS,” arising out of a Tokyo-based derivatives brokering arrangement entered into between them pursuant to a written agreement dated as of July 1, 2001. EBS, which had a 57.25% interest in the venture, terminated the agreement by written notice of termination; Nittan and EBS dispute the effective date of termination. Nittan claims that termination of the agreement cannot be effective prior to August 7, 2006, and claims that EBS owes approximately Nittan JPY 149 million (or, based on an exchange rate of 0.01 at September 30, 2006, approximately $1.3 million) for the period October 1, 2005 through March 31, 2006, and indicated that it will also seek to collect additional sums from EBS for the period April 1, 2006 through August 7, 2006. EBS is investigating Nittan’s claim and evaluating EBS’s defenses, offsets and counterclaims.

In addition to those set forth above, several other disputes and litigations both as plaintiff and as defendant with our competitors are currently pending. In the past, we have had litigations both as plaintiff and defendant with our competitors, including local brokers. While we cannot predict the outcome of any litigation, we believe, based on currently available information, that none of such currently pending matters is expected to have a material adverse impact on our financial position but may be material to our results of operations or cash flows in a given period.

Other

In addition to the matters discussed above, we are involved in other legal proceedings that have arisen in the ordinary course of business. We believe, based on currently available information, that none of these currently pending matters is expected to have a material adverse impact on our financial position but may be material to our results of operations or cash flows in a given period.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning our directors and executive officers. We expect to appoint additional directors over time who are not employees of BGC Partners or otherwise affiliated with management.

Name	Age	Position
Howard W. Lutnick	45	Co-Chief Executive Officer and Chairman of the Board of Directors
Lee M. Amaitis	57	Co-Chief Executive Officer and Director
Shaun D. Lynn	44	President
Douglas R. Barnard	46	Chief Financial Officer
Stephen M. Merkel	48	Executive Vice President, General Counsel and Secretary

Executive officers are appointed by and serve at the discretion of our board of directors. A brief biography of each director and executive officer follows:

Howard W. Lutnick will serve as our Chairman and Co-Chief Executive Officer. Mr. Lutnick joined Cantor in 1983 and has served as President and Chief Executive Officer of Cantor since 1992. Mr. Lutnick’s company, CFGM, is the managing general partner of Cantor. Mr. Lutnick has been the Chairman and Chief Executive Officer of eSpeed since June 1999 and has been eSpeed’s President since January 1, 2007 and was eSpeed’s President from September 2001 to May 2004. Mr. Lutnick is a member of the board of managers of Haverford College, the board of directors of the Zachary and Elizabeth M. Fisher Center for Alzheimer’s Disease Research at Rockefeller University, the executive committee of the Intrepid Museum Foundation’s Board of Trustees and the board of directors of the Solomon Guggenheim Museum Foundation.

Lee M. Amaitis will serve as our Co-Chief Executive Officer and as a member of our board of directors. Mr. Amaitis has also been Chairman and Chief Executive Officer of BGCI since March 1995 and, since October 1, 2004, Chairman and Chief Executive Officer of BGC Partners, L.P. Mr. Amaitis has been the Vice-Chairman of eSpeed since 2004 and a director of eSpeed since 2001 (although we expect him to step down from this position after the completion of this offering). Mr. Amaitis also served as President and Chief Executive Officer of Cantor Fitzgerald Europe from March 1995 to December 2006. Mr. Amaitis was eSpeed’s Global Chief Operating Officer from 2001 to 2004. Mr. Amaitis was Executive Managing Director of eSpeed International Limited from 1999 to 2001. Mr. Amaitis has also served as President and Chief Executive Officer of Cantor Index Limited since 2000 and holds positions at various gaming affiliates of Cantor. Prior to joining Cantor in 1995, Mr. Amaitis was Managing Partner and Senior Managing Director of Cowen Government Brokers from 1991 to 1995 and was Manager MBS and Limited Partner of Cowen & Co. LLC from 1989 to 1991.

Shaun D. Lynn will serve as our President. Mr. Lynn has been President of the BGC Group, including BGCI, since 2004 and served as Executive Managing Director of Cantor Fitzgerald International from 2002 to 2004. Mr. Lynn also served as Senior Managing Director of European Government Bonds and Managing Director of European Government Bonds from 1999 to 2002 for BGCI. From 1989 to 1999, Mr. Lynn held various business management positions for Cantor and its affiliates. Prior to joining Cantor in 1989, Mr. Lynn served as a Desk Head for Fundamental Brokers International in 1989 and was Associate Director for Purcell Graham from 1983 to 1989.

Douglas R. Barnard will serve as our Chief Financial Officer. Mr. Barnard has been the Chief Financial Officer of Cantor since July 2006. Prior to joining Cantor, Mr. Barnard was Chief Administrative Officer of Dover Management LLC, a registered investment adviser, from January 2005 to June 2006. From 1999 to 2004, he was Managing Director and Controller of the Americas Region for Deutsche Bank AG, and from 1998 to 1999, he was Managing Director and CFO, Asia Pacific Region for Deutsche Bank AG. From 1996 to 1998, he was Managing Director and Business Area Controller—Trading and Sales for Deutsche Bank AG. From 1984 to 1996, Mr. Barnard held finance positions at Goldman Sachs & Co.

Stephen M. Merkel will serve as our Executive Vice President, General Counsel and Secretary. Mr. Merkel has been Executive Managing Director, General Counsel and Secretary of Cantor since December 2000 and was Senior Vice President, General Counsel and Secretary of Cantor from 1993 to 2000. Mr. Merkel has been the Executive Vice President, General Counsel and Secretary of eSpeed since 2001 and was eSpeed’s Senior Vice President, General Counsel and Secretary from 1999 to 2001. Mr. Merkel was eSpeed’s director from 2001 until 2004. Prior to joining Cantor, Mr. Merkel was Vice President and Assistant General Counsel of Goldman Sachs & Co. from 1990 to 1993. From 1985 to 1990, Mr. Merkel was associated with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison.

There are no family relationships between any of the executive officers or directors of BGC Partners. There are no contractual obligations regarding election of our executive officers or directors.

Composition of our Board of Directors

The master transaction agreement will provide that concurrently with the closing of this offering our board of directors will consist of five members, at least a majority of whom will satisfy the independence standards established by applicable statutes, rules, including the Sarbanes-Oxley Act and the rules and regulations of the SEC, and the Nasdaq Global Market.

Because Cantor initially will hold a majority of our voting power, we could qualify for various exceptions to governance standards as a “controlled company.” The master transaction agreement will provide that we will not elect to be treated as a controlled company following this offering.

Committees of our Board of Directors

In connection with the closing of this offering, we will establish an audit committee and a compensation committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law, our certificate of incorporation and the rules and regulations of the Nasdaq Global Market.

Audit Committee

The members of our audit committee will be appointed concurrently with the closing of this offering. All the members of our audit committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market. Each member of our audit committee will also satisfy the criteria for “independence” under special standards established by the SEC for members of audit committees. In addition, our audit committee will include at least one member who is determined by our board of directors to meet the qualifications of an “audit committee financial expert” in accordance with the SEC rules.

Our audit committee will select our independent registered public accounting firm (“our Auditors”), consult with our Auditors and with management with regard to the adequacy of our financial reporting, internal control over financial reporting and the audit process and consider any permitted non-audit services to be performed by our Auditors.

Compensation Committee

The members of our compensation committee will be appointed concurrently with the closing of this offering. The master transaction agreement will provide that all the members of our compensation committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market. Our compensation committee will be responsible for reviewing and approving all compensation arrangements for our executive officers and in general for administering our Bonus Plan, Equity Incentive Plan, Participation Plan and Employee Stock Purchase Plan.

Nominating Process

Our board of directors will not have a separate nominating committee or committee performing similar functions. As a result, all directors will participate in the consideration of director nominees that are recommended for selection by a majority of the independent directors as defined by the Nasdaq Global Market rules. We believe that such participation of all directors is appropriate given the size of the board of directors and the level of participation of our independent directors in the nomination process. The board of directors will also consider qualified director candidates identified by a member of senior management or by a stockholder.

Our board of directors will consider the following minimum criteria when reviewing a director nominee: (1) director candidates must have the highest character and integrity, (2) director candidates must be free of any conflict of interest that would violate applicable laws or regulations or interfere with the proper performance of the responsibilities of a director, (3) director candidates must possess substantial and significant experience that would be of particular importance in the performance of the duties of a director, (4) director candidates must have sufficient time available to devote to our affairs in order to carry out the responsibilities of a director, and (5) director candidates must have the capacity and desire to represent the best interests of our stockholders. Our board of directors will screen candidates, perform reference checks and conduct interviews, as appropriate.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Compensation of Directors

We anticipate that directors who are our employees will not receive additional compensation for serving as directors. We intend, however, to adopt a policy pursuant to which we will pay to each non-employee director of our board of directors annual compensation of $25,000. We also intend to pay $1,000 for each meeting of our board of directors and $1,000 for each meeting of a committee of our board of directors actually attended, whether in person or by telephone. Under this policy, none of our non-employee directors will be paid more than $3,000 in the aggregate for attendance at meetings held on the same date. Non-employee directors will also be reimbursed for all out-of-pocket expenses incurred in attending meetings of our board of directors or committees of our board of directors.

In addition to the cash compensation described above, after the closing of this offering and upon the appointment or initial election of a non-employee director, at the option of such non-employee director, we will issue to each non-employee director either (1) shares of restricted stock equal to the value of shares of our common stock that could be purchased for $75,000 at the closing price of such common stock on the trading date immediately preceding the appointment or initial election of a non-employee director (rounded down to the next whole share) or (2) options having an equivalent value, based on a Black-Scholes formula, of shares of our Class A common stock that could be purchased for $75,000 at the closing price of such Class A common stock on the trading date immediately preceding the date of such meeting (rounded down to the next whole share). These shares of restricted stock to be issued upon the appointment or initial election of a non-employee director will vest equally on each of the first three anniversaries of the grant date, provided that the non-employee director is a member of our board of directors at the opening of business on such date. These options issued upon the appointment or initial election of a non-employee director will vest equally on each of the first two anniversaries of the grant date, provided that the optionee is still a non-employee director of our board of directors at the opening of business on such date.

Executive Compensation

Compensation Discussion and Analysis

Background; Compensation Philosophy

Prior to this offering, all elements of the compensation of our named executive officers were determined by Cantor and its affiliates. In general, the objective in setting compensation has been to integrate compensation with the achievement of short- and long-term business objectives and to assist our business in attracting, motivating and retaining the highest quality executives. BGC and its affiliates have considered a variety of factors in determining compensation of executives, including their success in attracting and retaining qualified brokers, increasing revenues, expanding our business into new product areas, executing and integrating acquisitions, and otherwise helping to rebuild our business following the loss of most of our U.S.-based employees on September 11, 2001.

We expect that, concurrently with the closing of this offering, our board of directors will form a compensation committee comprised of independent directors. Our compensation committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our Co-Chief Executive Officers, as well as to make recommendations with respect to the compensation of our other executive officers. We expect that our compensation committee will continue to follow the general approach to executive compensation that we have followed to date, rewarding superior individual and company performance with commensurate cash and other compensation. A substantial portion of each executive’s total compensation will be variable and delivered on a pay-for-performance basis. Our compensation program will provide compensation opportunities, contingent upon performance, that are competitive with the practices of other financial intermediary businesses. In this regard, we expect that our compensation committee will base its decisions and recommendations in part on the attainment of performance goals, such as annual operating revenues, operating income, pro forma net income and year-to-year improvements in financial results.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” limits the tax deductibility of compensation of the chief executive officer and the other four most highly compensated executive officers of a publicly-held company to $1 million per executive unless the compensation constitutes “performance-based” compensation. For an initial transition period of approximately four years following this offering, compensation paid as a result of an award granted by us under our plans that were in existence before this offering will generally not be subject to the limitation on deductibility under Section 162(m) of the Code. We intend that compensation paid to our named executive officers not be subject to the limitation on tax deductibility under Section 162(m) of the Code so long as this can be achieved in a manner consistent with our other compensation objectives.

Elements of Compensation

Base Salary.    Our named executive officers receive base salaries intended to reflect their roles and responsibilities. Subject to any applicable employment agreements, base salaries and subsequent adjustments, if any, will be reviewed and approved by our compensation committee annually, based on a review of relevant market data and each executive’s performance for the prior year, as well as each executive’s experience, expertise and position.

Prior to this offering, Messrs. Lutnick, Merkel and Barnard received base salaries for their services to Cantor and its subsidiaries (including BGC) as a whole, a portion of which has been allocated to BGC based on an estimate of the amount of time devoted by each of them to our business, as reflected in our combined financial statements and the Summary Compensation Table below. Following this offering, Messrs. Lutnick, Merkel and Barnard will receive separate salaries from BGC Partners. Any base salary or other compensation paid to them by Cantor after this offering will be paid solely in respect of services provided to Cantor’s other businesses and should have no impact on our results of operations.

At the closing of this offering, the annual base salaries for each of Messrs. Lutnick, Amaitis, Lynn, Merkel and Barnard and                  will be                ,                 ,                 ,                 ,                 , and                 , respectively.

Discretionary Bonus.    Bonus compensation is a key component of our executive compensation strategy. Historically, bonus compensation to our executive officers has been entirely discretionary or has consisted of a large discretionary component. In connection with this offering, we will adopt an incentive bonus plan, which is described in “—BGC Partners Bonus Plan” and which we anticipate will be approved by our board of directors prior to this offering.

After this offering, the maximum amount of annual bonus that may be earned by each of Messrs. Lutnick, Amaitis, Lynn, Merkel, Barnard and                  under the Bonus Plan will be                 ,                 ,                 ,                 ,                  and                 , respectively and the target amount of annual bonus for each of Messrs. Lutnick, Amaitis, Lynn, Merkel, Barnard and                      under the Bonus Plan will be                 ,                 ,                 ,                 ,                  and                 , respectively.

Grants of Partnership Units.    From time to time some of the named executive officers have been compensated with partnership units in Cantor, known as grant units. Grant units entitle the holder to participate in quarterly distributions of income by Cantor and receive post-termination payments equal to the notional value of the award in four equal installments on the first, second, third and fourth anniversaries of the employee’s termination, provided that the employee has not engaged in any competitive activity with Cantor or its affiliates prior to the date each payment is due. These partnership units contain restrictive covenants such as non-competition clauses that provide us or have provided us with an important retention tool for our named executive officers.

Awards of grant units are accounted for as liability awards under Statement of Financial Accounting Standards No. 123(R), which we refer to as “SFAS 123R.” SFAS 123R requires that we record an expense for liability awards at fair value each reporting period and that the change in fair value of the liability of Cantor be reflected as stock-based compensation expense in our combined statement of operations. In addition, the quarterly distributions of Cantor’s income on such units are included in compensation expense as a non-cash charge in our combined statements of operations.

On December 31, 2006, Cantor redeemed the grant units awarded to Messrs. Amaitis and Lynn, as well as grant units awarded to Cantor limited partners who are full-time employees of BGC, for a new class of partnership units in Cantor known as “High Distribution IV units.” Unlike grant units, which generally do not have a capital account, the High Distribution IV units have an associated capital account equal to 50% of the amount of the original grant award, plus an entitlement to a cash payment following termination equal to the after-tax amount that would have been received by the grant unit holder if the full value of his grant award were paid in cash, less 50% of the amount of such award and less any amounts withheld for taxes and similar governmental charges at the time of the redemption. We recognized non-cash compensation expense equal to the difference between the fair value of Cantor’s liability for the award as of September 30, 2006 and the redemption amount. This charge was approximately $28.2 million. The primary reason for the redemption of these grant units was to reduce the amount of compensation expense that we would otherwise incur as a result of their continuance. See “—Arrangements with Our Working Partners—Redemption of Grant Units.”

Effective upon this offering, the High Distribution IV units will, in turn, be redeemed in exchange for partnership units in BGC Holdings. As the High Distribution IV units will not be treated as compensatory in nature, we will not be required to recognize compensation expense with respect to any distributions made to holders of those units. For further information regarding the BGC Holdings partnership units, see “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests.”

Following this offering, as part of the discretionary compensation paid to named executive officers and other key employees, our compensation committee may from time to time authorize the issuance of grant units in BGC Holdings, which would be subject to the accounting rules set forth in SFAS 123R.

Stock-Based Awards under the Equity Incentive Plan

In connection with this offering, we will establish the Equity Incentive Plan, which is described in more detail in “—The Equity Incentive Plan.” No awards have been granted under this plan to date and it is not anticipated that any will be granted in connection with this offering. However, the plan will provide us with the ability to provide to our eligible employees, including each of our named executive officers, grants of stock compensation awards based on our shares in the future if our compensation committee determines that it is in the best interest of BGC Partners and our stockholders to do so.

The purposes of the plan are to attract, retain and motivate our named executive officers and to align their interests with those of stockholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock. The plan will be designed to reward named executive officers for increases in our stock price and to provide us with optimal flexibility in the way that we do so. It will permit our compensation committee to grant stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, performance awards, dividend equivalents and other stock-based awards.

Options.    The term of the options granted to our named executive officers, including the vesting schedule, will be determined by our compensation committee.

SARs.    Stock Appreciation Rights, which we refer to as “SARs,” may be granted as stand-alone awards or in conjunction with an option, and will entitle the holder to receive, upon exercise, the excess of the fair market value of a share of our common stock at the time of exercise over the exercise price of the SAR. An option will be cancelled to the extent that its related SAR is exercised or cancelled, and an SAR will be cancelled to the extent the related option is exercised or cancelled. Unless determined otherwise by our compensation committee, stand-alone SARs are generally subject to the same terms and conditions as stock options as described above.

Restricted Stock.    Restricted stock may be granted with such restrictions as our compensation committee may determine. Our compensation committee may provide that a grant of restricted stock will vest upon the continued service of the participant and/or the satisfaction of applicable performance goals. Except as otherwise provided by our compensation committee, the participant will have all the rights of a stockholder with respect to the restricted stock award, although our compensation committee may provide for the automatic deferral or reinvestment of dividends or impose vesting requirements on dividends.

Deferred Stock.    Our compensation committee may grant deferred stock awards, which represent a right to receive shares of our common stock. Our compensation committee may provide that a grant of deferred stock will vest upon the continued service of the participant and/or the satisfaction of applicable performance goals. Holders of deferred stock awards do not have the rights of a stockholder with respect to the award unless and until the award is settled in shares of our common stock, although our compensation committee may provide for dividend equivalent rights.

Other Equity-Based Awards.    Our compensation committee may grant other types of equity-based awards based upon our common stock, including unrestricted stock and dividend equivalent rights.

Retirement Benefits

In connection with this offering, we will become a participating employer in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its affiliates, which is a 401(k) plan for all eligible employees in order to provide them with a means of saving for their retirement. The plan, which is described in more detail in “—Arrangements with Our Working Partners—Deferral Plan,” may provide participants with a matching contribution. The matching criteria will be the same for all participants, so the named executive officers do not receive a benefit that is not also available to other eligible employees.

Perquisites

Historically, we have provided certain of our named executive officers with perquisites and other personal benefits that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete, especially for executives who perform services abroad as expatriates. We believe that these additional benefits assist our executives in performing their duties and provide time efficiencies for our executives. Immediately following this offering, except as described below with respect to Mr. Amaitis, it is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our compensation committee.

The perquisites and other personal benefits, if any, provided to our named executive officers (other than Mr. Amaitis) prior to this offering historically have not had an aggregate incremental cost to us per individual that exceeds $10,000, and our current expectation is that this will not change following the completion of this offering. We have historically provided Mr. Amaitis, whose primary office location is in London and who travels frequently on our business to New York and elsewhere, with a car and driver in London and a rental apartment in New York that we subsidize. On limited occasions, Mr. Amaitis’ family has joined him at the New York apartment. In connection with this offering our senior management carefully evaluated our costs associated with the New York apartment and determined that the cost-sharing arrangement has historically been cost effective for us due to the significant number of days that Mr. Amaitis spends in New York on our business. As such, this arrangement will continue following this offering, subject to periodic evaluation. In addition, in prior years, we have paid for the expenses, including salary and benefits, associated with household staff at Mr. Amaitis’ London home, but our senior management determined to discontinue this arrangement effective December 31, 2006.

Grant Policy

In connection with this offering, we will adopt, and expect our compensation committee to ratify, a Stock Grant Policy under which all awards must be made in accordance with applicable law, our compensation committee charter and the terms of the applicable stock plan under which the awards are granted. We will adopt the policy to provide grant guidelines to help ensure our compliance with legal, accounting and tax authorities in connection with the grant of stock options, stock appreciation rights, restricted stock, deferred stock units and other equity-based compensation awards. The terms of the policy will require that we will make stock-based grants to eligible employees once per year at a regularly-scheduled meeting of our compensation committee and that the grant date of awards approved at the meeting will be the date of the regularly-scheduled meeting. We also may make ad hoc grants and grants to newly-hired employees.

For those employees who are not expected to be covered employees within the meaning of Section 162(m) of the Code, or considered to be officers subject to Section 16 of the Exchange Act, the ability to make ad hoc and new hire grants may be delegated to our chief executive officer. However, no such delegation will occur to employees considered to be officers subject to Section 16 of the Exchange Act, or with respect to grants that the committee believes are likely to be subject to the limitations on deductibility under Section 162(m) of the Code. The grant date for such awards will be the first trading day of the month following the month that the commitment to make the grant was made. The per share exercise price of an equity award will be the closing price of our common stock on the grant date, except that equity awards with an exercise price above this price may be approved if specified in the minutes of the meeting at which the award is approved. The policy will also specify that the form of agreement for an equity award will be approved at or prior to the meeting of our compensation committee at which the equity award is approved and, if the grant is made as a new hire grant or an ad hoc grant, the form will not deviate from the pre-approved grant form at the prior annual meeting without the approval of our compensation committee. Finally, the policy will require that the approval of all awards will be promptly communicated to appropriate accounting, legal and human resources personnel to assure proper reporting, accounting and record-keeping with respect to the awards and that the terms of the awards will be communicated to grantees as soon as practicable after the approval date.

Director Compensation

See “—Compensation of Directors.”

Partnership Interests

Our named executive officers are currently partners of Cantor, and, in connection with the closing of this offering, Messrs. Amaitis and Lynn will become partners of BGC Holdings. All of the named executive officers have a significant portion of their personal net worth invested directly or indirectly in our business, and we believe that their participation in BGC Holdings is helpful in aligning their interests with those of our stockholders. Subject to the approval of the compensation committee of BGC Partners, in its capacity as general partner of BGC Holdings, or its designee, certain of our executive officers may from time to time make additional contributions to BGC Holdings or be granted equity-based awards in BGC Holdings.

Summary Compensation Table

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Grant Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Howard W. Lutnick	2006	$540,000	$0	$0	N/A	N/A	N/A	0		$540,000
Lee M. Amaitis	2006	$1,558,333	$2,479,566	$224,706	N/A	N/A	N/A	$227,021	(a)	$4,539,626
Shaun D. Lynn	2006	$1,205,684	$1,903,000	$942,509	N/A	N/A	N/A	0		$4,051,193
Stephen M. Merkel	2006	$220,246	$175,414	$0	N/A	N/A	N/A	0		$395,660
Douglas R. Barnard	2006	$94,531	54,991	$0	N/A	N/A	N/A	0		$149,522

(a)	All Other Compensation consists of (1) $55,395, which is the value attributed to the personal use of a car and driver provided by us, based on the percentage (determined based on mileage) of the aggregate costs associated with the car and driver attributable to Mr. Amaitis’ personal use, including commuting to and from work and (2) $221,626, which is the amount we paid in 2006 for Mr. Amaitis’ household staff. As mentioned above in “—Compensation Discussion and Analysis”; on limited occasions Mr. Amaitis’ family has joined him at the New York rental apartment subsidized by us, however, there is no incremental cost to us, and effective December 31, 2006, we discontinued our arrangement with respect to Mr. Amaitis’ household staff. All Other Compensation also includes benefits in kind.

Cantor HDIV Tax Payment Accounts

Cantor HDIV Tax Payment Accounts

Name and Principal Position	Value of HDIV Tax Payment Accounts at December 31, 2006 (1)
Howard W. Lutnick	$0
Lee M. Amaitis	$12,832
Shaun D. Lynn	$53,823
Stephen M. Merkel	$0
Douglas R. Barnard	$0

(1)	The amounts in the above chart represent the fair value of the HDIV Tax Payment Accounts established in the redemption of Grant Units which were issued in prior years.

Employment Agreements

We may enter into employment agreements with some of our named executive officers.

Change of Control Employment Agreements

We may enter into change of control employment agreements with some of our named executive officers.

Arrangements with Our Working Partners

Repayment of Existing Loans and Required Capital Contributions

Messrs. Amaitis, Barnard, Lynn, Merkel, and Paul Saltzmann, Chief Operating Officer of eSpeed, as well as one other individual who is employed by one of our affiliates, will receive an immediate distribution from Cantor of all or some of the underlying shares of our common stock pursuant to distribution rights issued to these individuals in connection with the redemption of their Cantor limited partnership interests. Each of these individuals will immediately sell the shares underlying the distribution rights to BGC Partners at the initial public offering price in this offering. Concurrently, Cantor will also purchase some of the BGC Holdings limited partnership interests held by Messrs. Amaitis and Lynn. Cantor will immediately exchange the BGC Holdings limited partnership interests that it purchases from Messrs. Amaitis and Lynn with BGC Partners for cash in an amount equal to the initial public offering price of the shares of our common stock underlying such BGC Holdings limited partnership interests. The right to the proceeds of such sales of our common stock and the sales of BGC Holdings limited partnership interests to Cantor, net of applicable taxes, will be assigned in connection with this offering, by these individuals for repayment of borrowings to their applicable lenders or for payment of required capital contributions on the closing date of this offering, for the substantial majority of which Cantor is the lender or in the case of capital contributions, the recipient, and the remainder of which are guaranteed by Cantor in the amount of, including interest, $                    , $                    , $                    , $                    , $                     and $                    , respectively, that were incurred in order to acquire a portion of their existing Cantor limited partnership interests (and in the case of Messrs. Amaitis and Lynn, a portion of which were for other general purposes). See “Certain Relationships and Related Transactions—Repayment of Existing Loans and Required Capital Contributions.” Cantor’s exchange for cash of the BGC Holdings limited partnership interests that it will acquire from Messrs. Amaitis and Lynn will be an exception to the conditions on exchanges for cash and the general restriction on exchanges for one year after this offering.

Prior to this offering, Cantor intends to enter into agreements with Messrs. Amaitis and Lynn pursuant to which Cantor will agree to give each of them the right to sell their BGC Holdings limited partnership interests to Cantor at a price, to be determined prior to this offering, significantly more favorable to them than the amount that otherwise would have been payable upon redemption of such interests in the absence of these agreements. This amount will be payable by Cantor in stock, including shares of our common stock acquired by Cantor upon exchange of all or some of such purchased interests with BGC Partners or, at Cantor’s election, cash. The amount of BGC Holdings limited partnership interests covered by this right will generally vest over six years in the case of Mr. Amaitis (20% of the BGC Holdings limited partnership interests held by Mr. Amaitis on each of the 12- and 24-month anniversaries of this offering and 15% on each of the subsequent four annual anniversaries of this offering) and 10 years in the case of Mr. Lynn (20% of the BGC Holdings limited partnership interests held by Mr. Lynn on each of the 12- and 24-month anniversaries of this offering and 7.5% on each of the subsequent eight annual anniversaries of this offering). The BGC Holdings limited partnership agreement will provide that such right will be an exception to the general transfer restrictions in respect of BGC Holdings limited partnership interests and, in certain circumstances, the vesting of such right may be delayed. In addition, Cantor may provide other BGC Holdings limited partners with a similar right in the future.

Redemption of Grant Units

On December 31, 2006, Cantor redeemed the grant units held by Messrs. Amaitis and Lynn, as well as grant units held by Cantor limited partners who are full-time employees of BGC, for High Distribution IV units. Unlike grant units, which generally do not have a capital account, the High Distribution IV units have an associated capital account equal to 50% of the amount of the original grant award, plus an entitlement to a cash payment following termination equal to the after-tax amount that would have been received by the grant unit holder if the full value of his grant award were paid in cash, less 50% of the amount of such award and less any amounts withheld for taxes and similar governmental charges at the time of the redemption. As of September 30, 2006, we recognized non-cash compensation expense of $18.1 million as a result of Cantor’s decision to redeem the grant units. Additionally, we recognized $10.1 million during 2006 of non-cash expense related to the initial recording of these grant units which is included as part of “Cumulative effect of change in accounting principle” on the accompanying Combined Statements of Operations. The total fair value of the grant units as of September 30, 2006 was $28.2 million. The primary reason for the redemption of these grant units was to reduce the amount of compensation expense that we would otherwise have incurred as a result of their continuance.

Deferral Plan

In connection with this offering, we intend to become a participating employer in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its affiliates, which is a 401(k) plan that we refer to as the “Deferral Plan,” whereby eligible employees may elect to defer a portion of their salaries by directing us to contribute to the Deferral Plan. The Deferral Plan will be available to all of our employees who meet certain eligibility requirements, and will be subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employee contributions are directed to one or more investment funds, one of which may, following this offering, invest in our Class A common stock, which we refer to as the “BGC Partners stock fund.” We may match contributions to the BGC Partners stock fund annually with up to $3,000 of our Class A common stock per participant.

BGC Partners Bonus Plan

In connection with this offering, we intend to adopt an incentive bonus plan (the “Bonus Plan”) that will provide our key employees with the opportunity to earn bonus awards that are based on the achievement of certain performance goals.

The Bonus Plan, as it applies to our executive officers, will be administered by our compensation committee. Subject to applicable law and regulation, the compensation committee may delegate any of its responsibilities in respect of the Bonus Plan to any of its members or to any other person or persons it designates. The Bonus Plan, as it applies to employees other than our executive officers, will be administered by our Chairman and Co-Chief Executive Officer or any other person or persons he designates. The compensation committee and our Chairman and Co-Chief Executive Officer, in his role as Bonus Plan administrator, or any person or persons to whom the applicable responsibility is delegated, are referred to in this description collectively as the “committee.” The committee will have broad administrative authority to, among other things, designate participants, establish performance goals and performance periods, determine the timing of the payment of bonuses, and interpret and administer the Bonus Plan. Awards under our Bonus Plan may be made in the form of cash or in shares of our common stock, or other stock-based awards, granted under our Equity Incentive Plan. The committee may at any time amend or terminate the Bonus Plan.

The committee will specify the applicable performance criteria and targets to be used under the Bonus Plan for each performance period. These performance criteria may vary from participant to participant and will be determined by the committee and may be based on one or more of the following BGC Partners, subsidiary, operating unit or division financial performance measures:

•	pre-tax or after-tax net income,

•	pre-tax or after-tax operating income,

•	gross revenues,

•	profit margin,

•	stock price,

•	cash flows,

•	market share,

•	pre-tax or after-tax earnings per share,

•	pre-tax or after-tax operating earnings per share,

•	expenses,

•	return on equity,

•

strategic business criteria consisting of one or more objectives based upon meeting specified revenues, market penetration, geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures, or

•	such other factors as the committee deems appropriate in its discretion.

The target bonus opportunity for each participant may be expressed as a dollar-denominated amount or by reference to a formula, such as a percentage share of a bonus pool to be created under the Bonus Plan. The actual bonus awarded to any given participant at the end of a performance period will be based on the extent to which the applicable performance goals for such performance period are achieved, as determined by the committee.

The Equity Incentive Plan

In connection with this offering, we intend to adopt an Equity Incentive Plan (the “Plan”) as a means to attract, retain, motivate and reward present and prospective directors, officers, employees and consultants of our company and our affiliates by increasing their ownership interests in us. Under the Plan, individual awards may take the form of:

•	options to purchase shares of our common stock, including incentive stock options (“ISOs”), non-qualified stock options or both,

•	SARs,

•	restricted stock, consisting of shares that are subject to forfeiture based on the failure to satisfy employment-related restrictions,

•	deferred stock, representing the right to receive shares of stock in the future,

•	bonus stock and awards in lieu of cash compensation,

•

dividend equivalents, consisting of a right to receive cash, other awards or other property equal in value to dividends paid with respect to a specified number of shares of our common stock, or other periodic payments, or

•	other awards not otherwise provided for, the value of which is based, in whole or in part, upon the value of our common stock.

Awards granted under the Plan are generally not assignable or transferable except by the laws of descent and distribution. The Plan generally will be administered by our compensation committee or its designee, except that our board of directors will perform our compensation committee’s functions under the Plan for purposes of grants of awards to non-employee directors, and may perform any other function of our compensation committee as well. Our compensation committee may delegate authority to perform its functions to the extent permitted under applicable law and/or regulation. Our compensation committee will have the authority, among other things, to:

•	select the present or prospective directors, officers and other employees and consultants entitled to receive awards under the Plan,

•	determine the form of awards, or combinations thereof, and whether such awards are to operate on a tandem basis or in conjunction with other awards,

•	determine the number of shares of our common stock or units or rights covered by an award, and

•

determine the terms and conditions of any awards granted under the Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration thereof and any forfeiture provisions or waiver thereof.

The exercise price at which shares of our common stock may be purchased pursuant to the grant of stock options under the Plan will be determined by our compensation committee at the time of grant in its discretion.

The flexible terms of the Plan are intended to, among other things, permit our compensation committee to impose performance conditions with respect to any award, thereby requiring forfeiture of all or part of any award if performance objectives are not met, or linking the time of exercisability or settlement of an award to the achievement of performance conditions.

The determination of whether any performance goal is satisfied will be made in accordance with GAAP, to the extent relevant. However, in connection with any goal that is based on operating income or operating earnings, the calculation may be made on the same basis as reflected in a release of our earnings for a previously completed period, as specified by our compensation committee.

The maximum number of shares of our common stock that may be subject to outstanding awards under the Plan may not exceed                     . The number of shares reserved or deliverable under the Plan and the number of shares subject to outstanding awards are subject to adjustment in the event of stock splits, stock dividends and other extraordinary corporate events. Except as otherwise provided in individual award agreements, all conditions and restrictions relating to the continued performance of services with respect to the exercisability or full enjoyment of an award will lapse immediately prior to a “change in control” (as defined in the Plan).

The Plan may be amended, altered, suspended, discontinued or terminated by our board of directors without stockholder approval unless such approval is required by law or regulation, or under the rules of any stock exchange or automated quotation system on which our common stock is then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable tax treatment on such approval, although our board of directors may, in its discretion, seek stockholder approval in any circumstances in which it deems such approval advisable.

Employee Stock Purchase Plan

In connection with this offering, we intend to adopt an Employee Stock Purchase Plan. The Employee Stock Purchase Plan will permit our eligible employees to purchase shares of our common stock at a discount. Employees who elect to participate will have amounts withheld through payroll deductions during purchase periods. At the end of each purchase period, accumulated payroll deductions will be used to purchase stock at a price determined by the administrative committee that administers the Employee Stock Purchase Plan, but which will not be less than 85% of the lower of the market price at the beginning of the purchase period or the end of the purchase period (including interim dates, as may be determined by the administrative committee). Our common stock that is purchased under the Employee Stock Purchase Plan may be subject to a holding period. We have reserved                      shares of our common stock for issuance under the Employee Stock Purchase Plan.

The Employee Stock Purchase Plan will remain in effect until terminated by our board of directors or until no shares of our common stock are available for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan may be amended by our board without the consent of our stockholders, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which our common stock may then be listed or quoted.

BGC Holdings Participation Plan

In connection with this offering, BGC Holdings intends to adopt the Participation Plan as a means to attract, retain, motivate and reward our present and prospective working partners and executive officers by enabling such working partners and executive officers to acquire or increase their ownership interests in BGC Holdings.

The Participation Plan will be administered by our compensation committee or its designee. The total number of BGC Holdings limited partnership units issuable under the plan will be                     . Any increase in the total number of BGC Holdings limited partnership units issuable under the Participation Plan will be subject to the approval of our compensation committee. There will be no exchange rights issuable pursuant to the Participation Plan. The compensation committee will have broad administrative authority to, among other things, select our present or prospective working partners and executive officers entitled to receive purchase rights, determine the number of partnership interests or units covered by a purchase right, determine the purchase period, determine the terms and conditions of any purchase rights, and interpret and administer the Participation Plan. The compensation committee will have the discretion to determine the price of the purchase right, which may be set at preferential or historical prices that are less than the prevailing fair market value of our common stock.

The Participation Plan will provide that our compensation committee may at any time amend or terminate the Participation Plan, provided that, without the participant’s written consent, no such amendment or termination will adversely affect any outstanding purchase rights. Amendments to the Participation Plan will require stockholder approval only if required by applicable laws or applicable regulatory requirements.

Distribution Rights in Cantor/BGC U.S., BGC Global and BGC Holdings Interests

See “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests” and “Certain Relationships and Related Transactions—Expected Continuing Interests in Cantor.”

PRINCIPAL STOCKHOLDERS

The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock:

•	immediately after the closing of this offering and the separation described under “The Separation of Our Business and the BGC Partners Organizational Structure,” and

•	as adjusted to reflect the sale of the shares of our common stock pursuant to this offering.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. The following table reflects our principal stockholders immediately following this offering. Except as indicated below, the address for each listed stockholder is c/o BGC Partners, Inc., 199 Water Street, New York, New York 10038.

Name and Address of Beneficial Owner	Shares of Our Common Stock Beneficially Owned After This Offering(a)			Shares of Class B Common Stock Beneficially Owned(b)			Shares of Class C Common Stock Beneficially Owned			Percentage of Voting Power(c)
	Number	Percentage		Number	Percentage		Number		Percentage
5% Stockholders:
Cantor Fitzgerald, L.P.			%			%	1		100%		%
110 E. 59th Street New York, New York 10022

CF Group Management, Inc.		(d)%			(e)%		1	(f)	100%		%
110 E. 59th Street New York, New York 10022

Directors and named executive officers:
Howard W. Lutnick			%			%	0		0%		%
Lee M. Amaitis			%			%	0		0%		%
Shaun D. Lynn			%			%	0		0%		%
Stephen M. Merkel			%			%	0		0%		%
Douglas R. Barnard			%			%	0		0%		%

All directors and executive officers as a group (5 persons)			%			%	0		0%		%

(a)	Excludes shares of our common stock into which the shares of Class B common stock outstanding or issuable in exchange for outstanding BGC exchange rights and their related units are convertible on a one-for-one basis (assuming all such BGC exchange rights are exchanged for Class B common stock).

(b)	The BGC exchange rights and their related units will be exchangeable from time to time by Cantor, commencing one year after this offering, for shares of Class B common stock (or, at Cantor’s election, shares of our common stock) on a one-for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors, or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange, as described under “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering.”

(c)

The percentage of voting power includes the voting power of our common stock, Class B common stock and Class C common stock in the aggregate. The Class B common stock will entitle Cantor to 10 votes per

share, entitling Cantor to                      votes, representing approximately                     % of our voting power immediately after this offering with respect to those shares of Class B common stock. The single share of Class C common stock will be entitled to the total number of votes underlying the outstanding BGC exchange rights held by Cantor on an as-if-exchanged basis (assuming all BGC exchange rights and their related units (including units held by our working partners that were acquired in redemption of their limited partnership interests in Cantor with respect to which Cantor is required to exercise its right of first refusal) were exchanged for Class B common stock), representing                 % of our voting power immediately after this offering.

(d)	Consists of shares of our common stock owned by Cantor Fitzgerald, L.P. CF Group Management, Inc. is the managing general partner of Cantor Fitzgerald, L.P.

(e)	Consists of shares of Class B common stock owned by Cantor Fitzgerald, L.P. CF Group Management, Inc. is the managing general partner of Cantor Fitzgerald, L.P.

(f)	Consists of the single share of Class C common stock owned by Cantor Fitzgerald, L.P. CF Group Management, Inc. is the managing general partner of Cantor Fitzgerald, L.P.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Key Separation Agreements

We intend to enter into several agreements with Cantor, BGC Holdings, BGC U.S. and BGC Global to effect the separation and this offering, and to define and regulate the relationships of the parties after the closing of these transactions. Except as described in this section, we do not expect to have any material arrangements with Cantor, including eSpeed, after the completion of the separation other than ordinary course business relationships and on arm’s-length terms. After this offering, transactions and arrangements between us and Cantor, eSpeed and/or their other affiliates as well as any other transactions between us and related persons that would be subject to disclosure under Item 404(a) of Regulation S-K as promulgated by the SEC, will be subject to approval by a majority of our independent directors, but generally will not otherwise require the separate approval of our stockholders.

We have provided below summary descriptions of the master transaction agreement and the other key related agreements that we will enter into with Cantor, BGC Holdings, BGC U.S. and BGC Global prior to the closing of this offering. These agreements include:

•	the master transaction agreement,

•	the administrative services agreement with Cantor,

•	the administrative services agreement with the Service Company Entity,

•	the clearing agreement,

•	the registration rights agreement, and

•	the tax receivable agreement.

The descriptions set forth below, which summarize the material terms of these agreements, are not complete. You should read the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Master Transaction Agreement

We will enter into a master transaction agreement with Cantor, BGC Holdings, BGC U.S. and BGC Global. The master transaction agreement will contain key provisions relating to the separation, including this offering, and the relationships among the parties after the closing of this offering. The master transaction agreement will identify the assets, liabilities and businesses of Cantor that will be transferred to BGC Partners in connection with this offering and will describe when and how the separation will occur. It will also contain the conditions that must be satisfied, or waived by Cantor, prior to completion of the separation, including this offering. The master transaction agreement will also govern the redemption of the limited partnership interests held by Cantor limited partners who will be BGC working partners and will receive BGC Holdings limited partnership interests. In addition, the master transaction agreement will set forth certain relationships among the parties after this offering, including the exchange mechanics of the BGC exchange rights. We will execute the master transaction agreement and ancillary agreements before the closing of this offering.

The Separation

The master transaction agreement will provide that, prior to the closing of this offering and subject to satisfaction of the conditions described below, Cantor will complete the separation by:

•	forming BGC Holdings to manage and hold all of the interests owned by Cantor and BGC working partners in BGC U.S. and BGC Global,

•

causing BGC Partners to distribute approximately $150 million of its cash and accrued commissions receivable balances as of                     , 2007, to Cantor prior to the closing of this offering and settle all receivables and payables between it and related parties, other than eSpeed, and

•

transferring to us our businesses and the assets and liabilities of our businesses including all of the issued and outstanding stock of Euro Brokers (see “The Separation of Our Business and the BGC Partners Organizational Structure”).

The master transaction agreement will also provide that, immediately after the closing of this offering, BGC Partners will:

•

repurchase shares of our common stock from certain of our and our affiliates’ executive officers for an aggregate of $                     million and pay to Cantor an aggregate of $                     million in exchange for BGC Holdings limited partnership interests acquired by Cantor from certain of our executive officers,

•	purchase of the BGC U.S. limited partnership interests and of the BGC Global limited partnership interests held by Cantor immediately after this offering for an aggregate of $ million, and

•	contribute the remaining net proceeds indirectly to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests.

In addition, the master transaction will provide that, immediately after the closing of this offering, BGC U.S. and BGC Global will repay existing indebtedness in aggregate principal amount of $150 million owed by BGC to Cantor.

Immediately after the completion of the separation, including the closing of this offering,

•

BGC Partners will hold                     % of the BGC U.S. limited partnership interests (or                     % if the underwriters’ over-allotment option is exercised in full),                     % of the BGC Global limited partnership interests (or                     % if the underwriters’ over-allotment option is exercised in full), the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest,

•

BGC Holdings will hold                     % of the BGC U.S. limited partnership interests (or                     % if the underwriters’ over-allotment option is exercised in full),                     % of the BGC Global limited partnership interests (or                     % if the underwriters’ over-allotment option is exercised in full), the BGC U.S. general partnership interest, the BGC U.S. special voting limited partnership interest, the BGC Global general partnership interest and the BGC Global special voting limited partnership interest,

•	Cantor will hold % of the BGC Holdings limited partnership interests, including all of the exchange rights, and

•	Our working partners will hold % of the BGC Holdings limited partnership interests.

Pursuant to the master transaction agreement, the parties will cooperate to effect any transfers of the assets, liabilities or businesses included in the separated businesses but not completed on the closing date of the separation due to any approval or consent issues as promptly following that date as is practicable. Until these transfers can be completed, the party retaining any such assets, liabilities or businesses will act as a custodian and trustee on behalf of BGC Partners with respect to those assets, liabilities or businesses. In an effort to place each party, insofar as reasonably possible, in the same position as that party would have been had the contributions or assumptions occurred at the time contemplated by the master transaction agreement, the master transaction agreement will provide that the benefits derived or expenses or liabilities incurred from those assets, liabilities or businesses will be passed on to BGC Partners as if the transfers had occurred as contemplated. In addition, Cantor will retain and manage on our behalf selected assets relating to our business which we have determined are not capable of being transferred.

The master transaction agreement will provide that Cantor will license or sublease to BGC Partners certain office space used by our business.

Conditions to the Separation

The master transaction agreement will provide that the separation, including the closing of this offering, is subject to several conditions that must be satisfied, or waived by Cantor, including:

•	the managing general partner of Cantor shall have given final approval of the separation, which approval it may give in its sole and absolute discretion,

•	the SEC shall have declared effective the registration statement relating to this offering, and no stop order shall be in effect with respect to such registration statement,

•	the actions and filings necessary or appropriate with state securities and blue sky laws and any comparable foreign laws shall have been taken and where applicable become effective or been accepted,

•	the Nasdaq Global Market shall have accepted for listing the shares of our common stock to be issued in this offering,

•	no order by any court or other legal restraint preventing completion of any of the separation transactions shall be in effect, and

•	all material governmental approvals required in connection with the separation shall have been received.

Relationships Among Cantor, BGC Partners, BGC Holdings, BGC U.S. and BGC Global

The master transaction agreement will contain various provisions governing the relationships among Cantor, BGC Partners, BGC Holdings, BGC U.S. and BGC Global after the completion of the separation, including with respect to the matters discussed below.

New Agreements

At the closing of the separation, the master transaction agreement will provide that BGC Partners adopt its certificate of incorporation and by-laws, each of BGC U.S., BGC Global and BGC Holdings enter into an amended and restated limited partnership agreement, and the applicable parties enter into the administrative services agreement with Cantor, the administrative services agreement with the Service Company Entity, a clearing agreement, a tax receivable agreement and a registration rights agreement.

Indemnification

The master transaction agreement that we intend to enter into with Cantor, BGC U.S., BGC Global and BGC Holdings will provide, among other things, that Cantor will indemnify BGC Partners, BGC Holdings, BGC U.S., BGC Global and their respective representatives and affiliates for any and all losses that BGC Partners, BGC Holdings, BGC U.S., BGC Global and their respective representatives or affiliates incur arising out of or relating to Cantor’s breach of the key transaction agreements entered into in connection with the closing of the separation and this offering and that such persons incur to the extent arising out of or relating to the businesses conducted by Cantor (both historically and in the future), other than:

•	our business, or

•

certain specified special items (which will include certain claims related to existing litigation and other contingent liabilities (see “Business—Legal Proceedings”), claims by partners of Cantor, partnership disputes arising from the separation and claims by BGC Partners under the tax receivable agreement in the event that the Internal Revenue Service successfully challenges the tax basis increase) which as described below will instead be allocated entirely to the capital account of the BGC U.S. and BGC Global limited partnership interests held by BGC Holdings and therefore will be allocated entirely to the capital accounts of the BGC Holdings limited partnership interests held by our working partners and Cantor.

In addition, BGC Partners will take all such businesses and assets transferred by Cantor in the separation “as is, where is” and bear the economic and legal risk relating to conveyance of, and title to, those assets and businesses. See “—No Representations and Warranties.”

Our ability to collect under such indemnities depends on Cantor’s financial position. For example, persons may seek to hold us responsible for liabilities we assumed from Cantor in the separation. If these liabilities are significant and Cantor cannot, or does not, satisfy them for any reason, we may be required to satisfy such liabilities to the extent required by applicable agreement, law or regulation, which could materially adversely affect our business, financial condition and results of operations.

The master transaction agreement, BGC U.S. limited partnership agreement, BGC Global limited partnership agreement and BGC Holdings limited partnership agreement will provide that any and all items of income, gain, loss or deduction to the extent resulting from the specified special items (which will include certain claims related to existing litigation and other contingent liabilities (see “Business—Legal Proceedings”), claims by partners of Cantor, partnership disputes arising from the separation and claims by BGC Partners under the tax receivable agreement in the event that the Internal Revenue Service successfully challenges the tax basis increase) will be allocated entirely to the capital accounts of the BGC U.S. and BGC Global limited partnership interests held by BGC Holdings and therefore will be allocated entirely to the capital accounts of the BGC Holdings limited partnership interests held by our working partners and Cantor. Distributions to BGC Holdings limited partners will come from the capital accounts of its limited partners, and as a result the right of Cantor and our working partners who hold BGC Holdings limited partnership interests to receive any distributions from BGC Holdings will reflect the effect of these special items, which in turn could affect our retention of brokers. However, there can be no assurances that such allocation will fully insulate us from any or all of the negative effects that may be associated with such specified special items. Any declines in such capital accounts will affect BGC Partners’ consolidated capital account and could adversely affect our ability to expand or, depending upon the magnitude of the decline or charge, to maintain the current level of our business.

In addition, BGC U.S. and BGC Global will indemnify Cantor, BGC Partners, BGC Holdings and their respective representatives and affiliates, including the Service Company Entity. Such indemnification will be for any and all losses that such persons incur to the extent arising out of or relating to our business (both historically and in the future) other than as described above.

All indemnification amounts would be reduced by any insurance proceeds and other offsetting amounts recovered by the indemnitee. The master transaction agreement will specify procedures with respect to claims subject to indemnification and related matters.

Loans

The master transaction agreement will address our repurchase of certain shares of our common stock from Messrs. Amaitis, Barnard, Lynn, Merkel, and Paul Saltzmann, Chief Operating Officer of eSpeed, as well as one other individual who is employed by one of our affiliates and our payment to Cantor in exchange for BGC Holdings limited partnership interests acquired by Cantor from Messrs. Amaitis and Lynn. See “—Repayment of Existing Loans.”

Employees

The master transaction agreement will include agreements to transfer the employees of our business to BGC Partners.

Other Rights

The master transaction agreement will provide that Cantor has a perpetual right to pay the lowest commission paid by any other customer of BGC Partners, whether by volume, dollar or other applicable measurement. In addition, Cantor shall have the unlimited right to internally use market data from BGC Market Data without cost.

The master transaction will provide that in order to facilitate tax-free exchanges of BGC Holdings limited partnership interests and BGC exchange rights, Cantor will have a one-time right (1) to cause the creation of New BGC Partners, Inc., a Delaware corporation, which we refer to as “New BGC Partners,” as a subsidiary of BGC Partners, and (2) then, to cause the merger of a subsidiary of New BGC Partners with and into BGC Partners, with BGC Partners surviving. As a result, BGC Partners will become the wholly-owned subsidiary of New BGC Partners. As a part of such merger, holders of our common stock, Class B common stock and Class C common stock will hold equivalent common stock in New BGC Partners, with the identical rights as their common stock, Class B common stock and Class C common stock, as applicable.

Access to Information

Under the master transaction agreement, the following terms will govern access to information:

•

before and after the closing date of the separation, subject to applicable confidentiality provisions and other restrictions, the parties will each give the other any information within that company’s possession that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental or regulatory authority, (2) for use in any proceeding or to satisfy audit, accounting, tax or similar requirements, or (3) to comply with its obligations under the master transaction agreement or the ancillary agreements,

•

after the closing date of the separation, Cantor will provide to BGC Partners, at no charge, all financial and other data and information that BGC Partners determines is necessary or advisable in order to prepare its financial statements and reports or filings with any governmental or regulatory authority,

•

after the closing date of the separation, the parties will each use reasonable best efforts to provide assistance to the other parties for litigation, and to make available to the other parties, their directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings, and will cooperate and consult to the extent reasonably necessary with respect to any litigation,

•	the company providing information, consultant or witness services under the master transaction agreement will be entitled to reimbursement from the other for reasonable expenses,

•

the parties will each retain all proprietary information in its possession relating to each other’s businesses for a period of time, and, if the information is to be destroyed, the destroying company will give the applicable other company the opportunity to receive the information, and

•

from and after the closing date of the separation, the parties will agree to hold in strict confidence all information concerning or belonging to any other party obtained prior to the closing date of the separation or furnished pursuant to the master transaction agreement or any ancillary agreement, subject to applicable law.

No Representations and Warranties

Pursuant to the master transaction agreement, BGC Partners will acknowledge and agree that Cantor is not representing or warranting to BGC Partners as to the separated businesses, the assets, liabilities and businesses included therein or the historical operations of those businesses, assets and liabilities. BGC Partners will take all such businesses and assets transferred by Cantor in the separation “as is, where is” and bear the economic and legal risk relating to conveyance of, and title to, those assets and businesses.

Termination

The master transaction agreement may be terminated at any time prior to the closing of this offering by Cantor.

Expenses

In general, Cantor, on the one hand, and BGC Partners, BGC U.S., BGC Global and BGC Holdings, on the other hand, are responsible for their own costs incurred in connection with the transactions contemplated by the master transaction agreement.

The master transaction agreement will also set forth the intention of BGC U.S. and BGC Global to reimburse BGC Partners for its costs and expenses incurred in the ordinary course of business via distributions of cash from BGC U.S. and BGC Global.

Corporate Governance

The master transaction agreement will provide that, following the closing of this offering:

•

the members of our audit committee will be appointed concurrently with the closing of this offering and that the members of our audit committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market,

•

the members of our compensation committee will be appointed concurrently with the closing of this offering, and that all the members of our compensation committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market,

•	after this offering, any transactions and arrangements between us and Cantor, eSpeed and/or their other affiliates will be subject to approval by a majority of our independent directors,

•	any amendment to the master transaction agreement will be subject to approval by a majority of our independent directors, and

•

Cantor and BGC shall each agree not to employ or otherwise engage any officer or employee of the other without the other’s prior consent, until 6 months after Cantor ceases to hold 5% of our voting power.

Administrative Services Agreement with Cantor

In connection with this offering, we intend to enter into an administrative services agreement with Cantor that states the terms under which Cantor will provide us with certain services. This agreement will have terms substantially identical to the terms of the administrative services agreement with the Service Company Entity, described below.

Administrative Services Agreement with the Service Company Entity

In connection with this offering, we intend to enter into an administrative services agreement with the Service Company Entity that states the terms under which the Service Company Entity will provide certain services to us and Cantor, including the following services:

•	employee benefits, human resources, and payroll,

•	internal audit,

•	legal related,

•	risk and credit management,

•	accounting services,

•	tax preparation,

•	personnel,

•	communications and data facilities,

•	facilities management,

•	promotional sales, marketing and public relations,

•	personnel,

•	third party services,

•	data protection, and

•	other services that the parties to the administrative services agreement may reasonably agree.

The Service Company Entity will make available to us and Cantor administrative and other personnel necessary to perform such services. The Service Company Entity will separately charge each of us and Cantor (1) such recipient party’s appropriate share of the aggregate cost actually incurred in connection with the provision of such services in an amount equal to (a) the direct cost that the Service Company Entity incurs in performing those services, plus (b) a reasonable allocation of other costs determined in a consistent and fair manner so as to cover the Service Company Entity’s appropriate costs or in such other manner the parties agree, plus (2) a mark-up currently at 7.5% over the costs described in subsection (1) of this sentence. The Service Company Entity will not charge the recipient party any portion of any tax for which the Service Company Entity receives a rebate or credit, or with respect to which the Service Company Entity is entitled to a rebate or credit.

BGCI will continue to provide assets (principally computer equipment) and office space in the U.K. and Europe to us and Cantor, but we expect that certain of those assets and office space will be transferred to the Service Company Entity or other service entity (subject to necessary third party consents). BGCI will provide these assets and office space to the Service Company Entity to allow it to conduct its business. BGCI will charge us and Cantor on the same basis as it charges the Service Company Entity (although it will charge the Service Company Entity without any mark-up). The Service Company Entity will charge us and Cantor on the basis described above for such assets and office space, once such assets and office space are transferred to the Service Company Entity. These assets may be subject to operating leases with third-party leasing companies. We believe that the rate on such leases, subleases or licenses will be no greater than would be incurred with a third party on an arm’s-length basis.

The administrative services agreement with the Service Company Entity will have an initial term of three years with the right to charge costs at a mark-up currently at 7.5% as of January 1, 2007. Thereafter, the administrative services agreement with the Service Company Entity will renew automatically for successive one-year terms, unless any party provides written notice to the other parties of its desire to terminate the agreement at least six months before the end of any such year ending during the extended term, in which event the administrative services agreement with the Service Company Entity will end with respect to the terminating party, on the last day of such year. The terminating party will be charged a termination fee equal to the costs associated with the reduction of service and the resulting downsizing costs. In addition, any particular service provided under the administrative services agreement with the Service Company Entity may be cancelled by the party receiving such service, excluding the provision of office space upon six months’ prior written notice to the Service Company Entity with no effect on the other services provided under the agreement except that severance or other cancellation charges are passed through at cost.

The administrative services agreement with the Service Company Entity will provide that we will generally indemnify the Service Company Entity for liabilities that the Service Company Entity incurs arising from the provision of the services they provide us absent the Service Company Entity’s intentional misconduct.

Any amendment to the administrative services agreement with the Service Company Entity will be subject to approval by a majority of our independent directors.

Tax Receivable Agreement

As described in “The Separation of Our Business and the BGC Partners Organizational Structure—Our Separation from Cantor,” in connection with this offering, a portion of the BGC U.S. limited partnership interests and BGC Global limited partnership interests that Cantor receives in the separation will be purchased by BGC Partners, through its subsidiaries. In addition, as described in “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Expected BGC Partners Ownership Structure,” the BGC exchange rights Cantor receives as part of its BGC Holdings limited partnership interests may be exchanged, together with the related BGC units, in the future for either shares of Class B common stock (or at Cantor’s election, shares of our common stock) on a one-for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors, or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange. The purchase will and the exchanges may result in increases in the tax basis of the tangible and intangible assets of each of BGC U.S. and BGC Global attributable to our interest in each of BGC U.S. and BGC Global that otherwise would not have been available, although the Internal Revenue Service may challenge all or part of that tax basis increase, and a court could sustain such a challenge by the Internal Revenue Service. These increases in tax basis, if sustained, may reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with this offering, we intend to enter into a tax receivable agreement with Cantor that will provide for the payment by us to Cantor of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize.

Pursuant to the tax receivable agreement, 20% of each payment that would otherwise be made by us will be deposited into an escrow account until the expiration of the statute of limitations for the tax year to which the payment relates. If the Internal Revenue Service successfully challenges the tax basis increase, we will be entitled to receive the funds in the escrow account and any subsequent payments we are required to make under the tax receivable agreement will be reduced accordingly. However, under no circumstances will we receive any reimbursements from Cantor or any of the holders of Cantor for amounts previously paid by us under the tax receivable agreement. As a result, under certain circumstances, we could make payments to Cantor under the tax receivable agreement in excess of our cash tax savings.

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no increase in the tax basis of the tangible and intangible assets of BGC U.S. and BGC Global attributable to our interest in each of BGC U.S. and BGC Global as a result of the redemption and exchanges, and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon closing of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement. The actual amount and timing of any payment under this agreement will vary depending on a number of factors, including the timing of exchanges and the amount and timing of our income.

Any amendment to the tax receivable agreement will be subject to approval by a majority of our independent directors.

Clearing Agreement

In addition, we and Cantor will enter into a clearing agreement whereby Cantor will agree to clear futures transactions for us, and we will agree to indemnify Cantor for certain liabilities that may be incurred by Cantor as a result of such clearing agreement. Any amendment to the clearing agreement will be subject to approval by a majority of our independent directors.

Registration Rights Agreement

We intend to enter into a registration rights agreement with Cantor which will provide that the holders of shares of our common stock issued or to be issued upon exchange of the BGC exchange rights and their related units held by Cantor or upon conversion of Class B common stock into our common stock will be granted registration rights. We refer to these shares as “registrable securities,” and we refer to the holders of these registrable securities as “holders.”

The registration rights agreement will provide that, after exchange of the BGC exchange rights and their related units for shares of our common stock or conversion of Class B common stock into our common stock, each holder is entitled to unlimited “piggyback” registration rights, meaning that each holder can include his or her registrable securities in registration statements filed by us, subject to certain limitations. Holders also have “demand” registration rights, meaning that, subject to certain limitations, after exchange of distribution rights for shares of our common stock or conversion of Class B common stock into our common stock, they may require us to register the registrable securities held by them, provided that the amount of registrable securities subject to such demand constitutes at least                     % of the shares of our outstanding common stock on the date of such demand or has a market value in excess of $                     million. The holders will be entitled to two demand rights per calendar year. We will pay the costs but not any underwriting fees, if any, associated with all such registrations.

Shares of our common stock will cease to be registrable securities upon the consummation of any sale of such shares pursuant to an effective registration statement or under Rule 144 under the Securities Act, or when they become eligible for sale under Rule 144(k) under the Securities Act. However, any holder who has shares that would have been registrable securities but for their eligibility for sale under Rule 144(k), and who holds, in the aggregate, at least                      % of the shares of our outstanding common stock, will be entitled to continued demand and piggyback registration rights as described above.

Immediately following this offering,                      shares of our common stock to be issued upon exchange of the BGC exchange rights and                      shares of our common stock to be issued upon conversion of Class B common stock into our common stock will have the foregoing registration rights.

Any amendment to the registration rights agreement will be subject to approval by a majority of our independent directors.

Reverse Repurchase Agreements with Cantor

We have in the past and expect in the future to enter into reverse repurchase agreements with Cantor, whereby we receive government securities as collateral, from time to time. Our reverse repurchase agreements generally mature on a next-day basis. Interest rates for the reverse repurchase agreements are reset daily and approximate market rates, which are based on the Fed Funds Rate and the quality of the underlying collateral. It is our policy to obtain collateral, which is valued daily, with a market rate equal to or in excess of the principal amount loaned under these reverse repurchase agreements.

Reciprocal Services Agreement

We intend to enter into a reciprocal services agreement with Cantor. In general, under this agreement, we will charge Cantor the actual direct and indirect costs, including overhead, of providing certain services and will receive payment on a monthly basis. The amounts charged for services under this agreement may be higher or lower than amounts that would be charged by third parties. The agreement will impose performance obligations on us and restrict our ability to compete with Cantor and Cantor’s ability to compete with us in markets where we and Cantor traditionally operate.

Joint Services Agreement

For a discussion of the joint services agreement, see “Business—Relationship with eSpeed.”

Leases

As discussed in “Business—Properties,” we occupy approximately 9,620 square feet of leased space at 111 East 58th Street, New York, New York 10022 pursuant to an arrangement with Cantor, which leases such property to us. We are obligated for our pro rata portion (based on square footage used) of rental payments during the term of the lease. We intend to move all of our New York-based brokers from the 111 East 58th Street location to our 199 Water Street location after February 2007. In July 2005, BGCI and Cantor entered into agreements for leases of new office space at 40 Bank Street and floors 18, 19 and 20 of One Churchill Place, Canary Wharf in London. BGCI permits BGC Partners entities and Cantor entities to use office space at these offices with the Bank Street office dedicated to a data center and office of eSpeed. BGCI continues to lease office space at One America Square, in London and BGCI sublets the ground floor and fourth and fifth floors to third parties, and the third floor to Cantor Fitzgerald Europe.

Certain Acquisitions and Dispositions of Interests in our Capital Stock by Cantor

Our board of directors has determined to deem Cantor a “deputized” director of BGC Partners for purposes of Rule 16b-3 of the Exchange Act with respect to Cantor’s acquisitions and dispositions of shares of our capital stock or interests in our capital stock from or to us or our subsidiaries.

Dividend to Cantor

Prior to the closing of this offering, BGC Partners will distribute approximately $150 million of its cash and accrued commissions receivable balances as of                     , 2007, to Cantor, and BGC Partners will settle all receivables and payables between it and related parties, other than eSpeed.

Repayment of Existing Loans and Required Capital Contributions

Messrs. Amaitis, Barnard, Lynn, Merkel, and Paul Saltzmann, Chief Operating Officer of eSpeed, as well as one other individual who is employed by one of our affiliates, will receive an immediate distribution from Cantor of all or some of the underlying shares of our common stock pursuant to distribution rights issued to these individuals in connection with the redemption of their Cantor limited partnership interests. Each of these individuals will immediately sell the shares underlying the distribution rights to BGC Partners at the initial public offering price in this offering. Concurrently, Cantor will also purchase some of the BGC Holdings limited partnership interests held by Messrs. Amaitis and Lynn. Cantor will immediately exchange the BGC Holdings limited partnership interests that it purchases from Messrs. Amaitis and Lynn with BGC Partners for cash in an amount equal to the initial public offering price of the shares of our common stock underlying such BGC Holdings limited partnership interests. The right to the proceeds of such sales of our common stock and the sales of BGC Holdings limited partnership interests to Cantor, net of applicable taxes, will be assigned, in connection with this offering, by these individuals for repayment of borrowings to their applicable lenders or for payment of required capital contributions on the closing date of this offering, for the substantial majority of which Cantor is the lender or in the case of capital contributions, the recipient, and the remainder of which are guaranteed by Cantor in the amount of, including interest, $                    , $                    , $                    , $                    , $                     and $                    , respectively, that were incurred in order to acquire a portion of their existing Cantor limited partnership interests (and in the case of Messrs. Amaitis and Lynn, a portion of which were incurred for other general purposes). Cantor’s exchange for cash of the BGC Holdings limited partnership interests that it will acquire from Messrs. Amaitis and Lynn will be an exception to the conditions on exchanges for cash and the general restriction on exchanges for one year after this offering.

Prior to this offering, Cantor intends to enter into agreements with Messrs. Amaitis and Lynn pursuant to which Cantor will agree to give each of them the right to sell their BGC Holdings limited partnership interests to Cantor at a price, to be determined prior to this offering, significantly more favorable to them than the amount that otherwise would have been payable upon redemption of such interests in the absence of these agreements. This amount will be payable by Cantor in stock, including shares of our common stock acquired by Cantor upon exchange of all or some of such purchased interests with BGC Partners or, at Cantor’s election, cash. The amount of BGC Holdings limited partnership interests covered by this right will generally vest over six years in the case of Mr. Amaitis (20% of the BGC Holdings limited partnership interests held by Mr. Amaitis on each of the 12- and 24-month anniversaries of this offering and 15% on each of the subsequent four annual anniversaries of this offering) and 10 years in the case of Mr. Lynn (20% of the BGC Holdings limited partnership interests held by Mr. Lynn on each of the 12- and 24-month anniversaries of this offering and 7.5% on each of the subsequent eight annual anniversaries of this offering). The BGC Holdings limited partnership agreement will provide that such right will be an exception to the general transfer restrictions in respect of BGC Holdings limited partnership interests and, in certain circumstances, the vesting of such right may be delayed. In addition, Cantor may provide other BGC Holdings limited partners with a similar right in the future.

Expected Continuing Interests in Cantor

Our working partners and other limited partners of Cantor, including Messrs. Lutnick, Amaitis, Lynn, Merkel and Barnard, will receive distribution rights in the separation. The distribution rights will generally entitle the holder to receive from Cantor a distribution of a fixed number of shares of our common stock on the ninth anniversary of this offering subject to acceleration in certain circumstances as described below. The timing of the right of our working partners and other limited partners of Cantor to this distribution of shares of our common stock from Cantor may be accelerated as follows:

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if he or she has been a partner of Cantor for one year or less as of the closing of this offering, 1/3rd of the shares of our common stock underlying the distribution right on each of the 12-, 24- and 36-month anniversaries of this offering, if, as of the applicable anniversary date, that holder continues to provide services to our company or Cantor, as applicable, and has not breached his or her working partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of BGC Holdings, as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests—Partner Obligations,” and

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if he or she has been a partner of Cantor for more than one year as of the closing of this offering, (1) with respect to distribution rights received in the separation in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, issued more than three years prior to the closing of this offering, 1/3rd of the shares of our common stock underlying the distribution right on each of the 12-, 18- and 24-month anniversaries of this offering and (2) with respect to distribution rights received in the separation in respect of units in Cantor, including units acquired at any time as a result of reinvestment in respect thereof, issued less than three years prior to the closing of this offering, 1/5th of the shares of our common stock underlying the distribution right on each of the 12-, 18-, 24-, 30- and 36-month anniversaries of this offering, in each case, if, as of the applicable anniversary date, that holder continues to provide services to our company or Cantor, as applicable, and has not breached his or her working partner obligations, including the non-competition and non-solicitation covenants contained in the limited partnership agreement of BGC Holdings, as described in “Certain Relationships and Related Transactions—BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests.”

In addition, the managing general partner of Cantor, and solely with respect to BGC working partners, BGC Partners, will be able to grant earlier acceleration, in each case, subject to the prior approval of Cantor and a majority of our independent directors (subject to certain limited exceptions, including for estate planning purposes and for purposes of donating such shares to charitable organizations). While the continuing provision of services to BGC Partners or Cantor will, in the absence of a breach of the working partner obligations, result in accelerated receipt of these distribution rights, the ownership of these distribution rights and underlying shares of our common stock will not be dependent upon a working partner’s continued employment with us or Cantor.

Cantor may enter into arrangements pursuant to which our working partners and limited partners of Cantor providing services to us, in each case upon their becoming entitled to accelerated distributions of shares of our common stock as described above, would have a right to receive, in lieu of such shares, an increased share of the profits and losses of our business allocated to BGC Holdings reflecting, generally, the same portion of our business as such shares of common stock. Any partner receiving an increased share of profits and losses would continue to receive the increased share until such partner receives the shares of our common stock, which would occur on the earliest of the ninth anniversary of this offering, upon such partner electing to receive such shares of our common stock or such partner leaving us or Cantor, as the case may be.

Furthermore, pursuant to the mandatory redemption of their existing Cantor units, our working partners, including Messrs. Amaitis and Lynn, will receive a new class of Cantor units that will entitle them to certain distributions from Cantor. Until December 31, 2008, our working partners who receive these Cantor units at the time of the separation will be entitled to receive, in respect of such units, distributions that, together with the distributions they receive from BGC Holdings on the BGC Holdings limited partnership interests received in the separation, are not less than those distributions that they would have received had they and all other working partners continued as partners of Cantor. As a result, during this period our working partners will receive not less than the same amount they would have received had their Cantor limited partnership interests not been redeemed for BGC Holdings limited partnership interests and distribution rights in the separation. Cantor will fund any such equalization payments. This equalization feature will not apply to any BGC Holdings limited partnership interests issued to our working partners after the separation.

Service Company Entity

Currently, the principal activities of one of our U.K. subsidiaries, the Service Company Entity, is the provision of administrative and corporate services in Europe and Asia to BGC and its direct and indirect, current and future, subsidiaries and to Cantor and its direct and indirect, current and future, subsidiaries. The Service Company Entity will not be required to be regulated by the FSA, and, therefore, we will be able to maximize the efficiency of our regulatory capital usage in the U.K.

The Service Company Entity is a U.K. limited partnership. The Service Company Entity is currently owned by Cantor and, after completion of the separation and this offering, we expect that the Service Company Entity will be owned 52% by us and 48% by Cantor. The right to share in profits and losses and receive distributions from the Service Company Entity will be divided between us (and on behalf of our nominated entities) and Cantor (and on behalf of its nominated entities) based on these ownership interests.

The transfer to the Service Company Entity is taking place in one or more phases to the Service Company Entity. On December 31, 2006, we completed the first phase by creating the Service Company Entity and transferring the services businesses from one of our U.K. subsidiaries, BGCI, to the Service Company Entity for $4.5 million. The transferred services businesses included the support services that had been provided by BGCI at that time to the operating and regulated companies and partnerships owned and controlled by Cantor (including BGC) and other entities where applicable, including administration and benefits services, employee benefits services, human resources and payroll services, financial services, financial operations services (including BGCI’s back office employees engaged mainly or wholly in the services businesses at that time) and the goodwill of BGCI in connection therewith but excluding related debts and liabilities. The transferred services business did not include any real property leased or licensed by BGCI or other assets held by BGCI (including leasehold improvements and computer assets). In subsequent phases (and subject to necessary third party consents), on as yet unspecified dates, we intend to transfer building leases, leasehold improvements and other fixed assets (for example computer equipment). We intend for the transfer to take place on as neutral a basis as possible from tax and other cost perspectives. This may not be achievable and, therefore, BGCI might incur taxes and other costs, including capital gains tax and stamp duty land tax.

The Service Company Entity will provide these services to us and Cantor pursuant to the administrative services agreement with the Service Company Entity that we intend to enter into in connection with this offering. See “—Key Separation Agreements—Administrative Services Agreement with the Service Company Entity.” The Service Company Entity will charge each recipient of services, including BGCI, for actual costs incurred for services provided plus a mark-up currently at 7.5%. Each recipient of services will remain responsible for its own regulatory and other compliance functions.

BGC U.S.’s, BGC Global’s and BGC Holdings’ Partnership Interests

General

Immediately after the separation and this offering, BGC Partners will hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Holdings, and will serve as the general partner of BGC Holdings, which will entitle BGC Partners to control BGC Holdings. BGC Holdings, in turn, will hold the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitles the holder thereof to remove and appoint the general partner of BGC Global, and will serve as the general partner of each of BGC U.S. and BGC Global, which will entitle BGC Holdings (and thereby BGC Partners) to control each of BGC U.S. and BGC Global. BGC Holdings will hold its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC GP Limited. In addition, BGC Partners will indirectly through wholly-owned subsidiaries hold BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of                  units and                  units, respectively representing approximately                      % and                      % of the outstanding BGC U.S. limited partnership interests and BGC Global limited partnership interests, respectively. BGC Partners is a holding company and, following this offering, will hold these interests, will serve as the general partner of BGC Holdings, and, through BGC Holdings, will act as the general partner of each of BGC U.S. and BGC Global. As a result of our ownership of the general partnership interest in BGC Holdings and BGC Holdings’ general partnership interest in each of BGC U.S. and BGC Global, BGC Partners anticipates it will consolidate BGC U.S.’s and BGC Global’s results for financial reporting purposes.

Immediately after the separation and this offering, the remainder of the BGC U.S. limited partnership interests and BGC Global limited partnership interests not held by us will be held indirectly by our working partners and Cantor through BGC Holdings. Our working partners will directly and Cantor will indirectly hold BGC Holdings limited partnership interests. BGC Holdings, in turn, will hold BGC U.S. limited partnership interests and BGC Global limited partnership interests and, as a result, our working partners and Cantor will indirectly hold BGC U.S. limited partnership interests and BGC Global limited partnership interests. We anticipate that Cantor’s and our working partners’ indirect ownership interest in BGC U.S. limited partnership interests and BGC Global limited partnership interests and direct and, in the case of Cantor, indirect ownership interest in BGC Holdings will be accounted for as a minority interest in our financial statements when the key transaction agreements entered into in connection with the closing of the separation and this offering are finalized.

BGC Holdings limited partnership interests issued to Cantor, including those transferred to our working partners in redemption of their current limited partnership interests in Cantor, will consist of BGC Holdings units and BGC exchange rights. Cantor will hold all of the BGC exchange rights. The BGC exchange rights and their related units will be exchangeable from time to time by Cantor, commencing one year after this offering, for shares of Class B common stock (or at Cantor’s election, shares of our common stock) on a one for-one basis. At Cantor’s election and subject to the approval of a majority of our independent directors or if there is a board of directors approved stock repurchase plan then in effect, the BGC exchange rights and their related units will also be exchangeable for cash, if available, in an amount equal to the fair market value of such shares at the time of the exchange. With each exchange, our indirect interest in BGC U.S. and BGC Global will proportionately increase through our acquisition of a BGC Holdings unit. In addition, BGC Partners will have the right to require the exchange of its BGC Holdings unit, so acquired, for the BGC U.S. limited partnership interest and the BGC Global limited partnership interest underlying such BGC Holdings unit. Once BGC Partners receives a BGC Holdings limited partnership interest consisting of a BGC exchange right and the related BGC Holdings unit, all rights associated with the exchange right shall expire. As these exchanges for shares of our common stock, Class B common stock or cash are effected, the voting power of Cantor’s Class C common stock will be reduced proportionately so as to maintain Cantor’s Class C voting power in BGC Partners at the level of the then-outstanding BGC exchange rights. Immediately after the separation and this offering, Cantor’s BGC Holdings

limited partnership interests will consist of                      BGC Holdings units representing approximately                     % of the outstanding BGC Holdings limited partnership interests or, indirectly,                      % of the outstanding BGC U.S. limited partnership interests and                     % of the outstanding BGC Global limited partnership interests, and all of the BGC exchange rights. The BGC Holdings limited partnership interests held by our working partners will consist of                      BGC Holdings units, representing in the aggregate approximately                      % of the outstanding BGC Holdings limited partnership interests or, indirectly,                      % of the outstanding BGC U.S. limited partnership interests and                      % of the outstanding BGC Global limited partnership interests, and no BGC exchange rights.

The profit and loss of BGC U.S. and BGC Global will generally be allocated based on the total number of BGC U.S. units and BGC Global units outstanding, other than in the case of certain special items as described in “—Distributions by BGC U.S. and BGC Global with Respect to BGC U.S. Limited Partnership Interests and BGC Global Limited Partnership Interests.” Immediately after the separation and the closing of this offering, there will be                      shares of our common stock outstanding, all of which will be held by persons who purchase shares in this offering. Our common stock will be the class of publicly-traded common stock of BGC Partners. Each share of our common stock will generally be entitled to one vote on matters submitted to our stockholders.

The limited partnership interests in BGC Holdings held by working partners are designated in various classes, which we refer to as the “working partner units,” reflecting in general the terms of classes of interests that working partners previously held in Cantor. In addition, Cantor will hold units in BGC Holdings, which will all be classified as standard units. In general, each working partner unit and each Cantor unit reflects a pro rata share, through BGC Holdings, in the profits, losses and distributions attributable to one unit in each of BGC U.S. and BGC Global. Other material terms of the working partner units are described in “—Distributions by BGC Holdings with Respect to BGC Holdings Limited Partnership Interests.” Other than in connection with an investment by Cantor, as described in “—Cantor’s Preemptive Right to Acquire BGC Holdings Interests,” or in connection with issuances of BGC Holdings limited partnership interests to our present and prospective working partners and executive officers under the Participation Plan, as described in “—Issuances of BGC Holdings Limited Partnership Interests under the Participation Plan,” BGC Holdings will not issue additional BGC Holdings limited partnership interests or have the right to acquire additional limited partnership interests in BGC U.S. and BGC Global, unless otherwise permitted by BGC Partners.

Cantor’s Preemptive Right to Acquire BGC Holdings Interests

In the event that BGC Partners acquires any additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. and BGC Global, Cantor will have the opportunity to cause BGC Holdings to acquire additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. and BGC Global up to the amount of BGC U.S. units and BGC Global units that would preserve its relative economic percentage interest in BGC U.S. and in BGC Global, and Cantor will acquire an equivalent amount of additional BGC Holdings limited partnership interests. The purchase price per BGC U.S. unit and BGC Global unit for any such BGC U.S. limited partnership interests and BGC Global limited partnership interests issued indirectly to Cantor pursuant to its preemptive right will be equal to the price paid by BGC Partners per BGC U.S. unit and BGC Global unit. Any such BGC Holdings limited partnership interests issued to Cantor will include BGC exchange rights equal in number to the BGC Holdings units included in such BGC Holdings limited partnership interests. To the extent that any BGC exchange rights are issued, BGC Partners expects to issue a corresponding stock dividend to its common stockholders in order to maintain the common stockholders’ pro rata ownership interest in BGC Partners, subject to any applicable legal and contractual requirements (see “Dividend Policy”). In the event that BGC Partners acquires any additional BGC U.S. limited partnership interests and BGC Global limited partnership interests from BGC U.S. and BGC Global, those additional BGC U.S. limited partnership interests and BGC Global limited partnership interests will initially be in the form of BGC U.S. preferred limited partnership interests and BGC Global preferred limited partnership interests, as applicable. The BGC preferred limited partnership interests will entitle BGC Partners to a to-be-determined fixed return (equal to the applicable interest rate payable on United States Treasury obligations with a maturity date of three years after the close of business on the business day immediately preceding the date of issuance of such preferred interests plus a specified number of basis points) on the aggregate purchase price for such interests and will not otherwise be entitled to participate in the profit and loss of BGC U.S. and BGC Global, as applicable. The BGC U.S. preferred limited partnership interests and BGC Global preferred limited partnership interests will automatically convert into regular BGC U.S. limited partnership interests and BGC Global limited partnership interests, as applicable, on the earlier of nine months after the date that BGC Partners acquires such BGC preferred limited partnership interests from BGC U.S. and BGC Global and the date on which Cantor causes an investment by BGC Holdings in BGC U.S. and BGC Global under its preemptive right. Cantor may cause an exercise of its preemptive right, in whole or in part, at any time within nine months after the date that BGC Partners acquires such BGC preferred limited partnership interests from BGC U.S. and BGC Global. Cantor will not otherwise have the right to acquire additional limited partnership interests from BGC U.S. or BGC Global, except as permitted by BGC Partners.

Issuances of BGC Holdings Limited Partnership Interests under the Participation Plan

At the direction of our compensation committee or its designee, present and prospective BGC working partners and our executive officers who in the future join BGC Holdings as limited partners may be offered the opportunity to purchase BGC Holdings limited partnership interests. Any net proceeds received by BGC Holdings from such a purchase generally will be contributed to BGC U.S. and BGC Global in exchange for BGC U.S. limited partnership interests and BGC Global limited partnership interests consisting of a number of BGC U.S. units and BGC Global units equal to the number of BGC Holdings limited partnership interests being issued. Any BGC Holdings limited partnership interests acquired by our working partners, including any such interests acquired at preferential or historical prices that are less than the prevailing fair market value of our common stock, will generally receive distributions from BGC U.S. and BGC Global on an equal basis with all other limited partnership interests, such as BGC U.S. limited partnership interests and BGC Global limited partnership interests held by BGC Partners.

Distributions by BGC U.S. and BGC Global with Respect to BGC U.S. Limited Partnership Interests and BGC Global Limited Partnership Interests

After this offering, we intend to cause BGC U.S. and BGC Global to distribute to their limited partners, BGC Holdings (which will, in turn, make distributions to its limited partners, our working partners and Cantor) and us, on a quarterly basis, cash that is not required to meet BGC U.S.’s and BGC Global’s anticipated business needs. We will fund dividends, if any, to our stockholders and taxes payable by us through these distributions. We expect that such distributions will be sufficient to cover dividends declared by us and all applicable taxes payable in respect of BGC Partners’ net taxable income.

BGC Holdings will distribute, from any cash distributed to it by BGC U.S. and BGC Global, to its limited partners sufficient cash to cover all of the tax liabilities attributable to their respective interests in BGC Holdings (including tax liabilities owed by any partner or interest holder in a limited partner or such partner’s or interest holder’s partner or interest holder). BGC Holdings will also make additional distributions to its limited partners of all other available cash received by it from BGC U.S. and BGC Global (unless BGC Partners determines otherwise, subject to Cantor’s consent), subject to limitations for selected extraordinary items, such as the disposition directly or indirectly of partnership assets outside of the ordinary course of business, as described in “—Distributions by BGC Holdings with Respect to BGC Holdings Limited Partnership Interests.” We intend to match the distribution policy of BGC Holdings. Accordingly, we intend to use a substantial portion of the cash we receive from BGC U.S. and BGC Global to distribute as dividends to our common stockholders or reinvest in BGC U.S. and BGC Global on a pro rata basis with BGC Holdings. See “Dividend Policy” and “Risk Factors.”

As a general matter, distributions by BGC U.S. and BGC Global in respect of BGC U.S. limited partnership interests and BGC Global limited partnership interests, as applicable, will be made on a pro rata basis based on BGC U.S. units and BGC Global units. As we will hold BGC U.S. limited partnership interests consisting of

                    % of the outstanding BGC U.S. units immediately after this offering, we will receive                     % of the aggregate distributions in respect of BGC U.S. limited partnership interests. In addition, as we will hold BGC Global limited partnership interests consisting of                     % of the outstanding BGC Global units immediately after this offering, we will receive                     % of the aggregate distributions in respect of BGC Global limited partnership interests.

The master transaction agreement, BGC U.S. limited partnership agreement, BGC Global limited partnership agreement and BGC Holdings limited partnership agreement will, however, provide that any and all items of income, gain, loss or deduction to the extent resulting from the specified special items (which will include certain claims related to existing litigation and other contingent liabilities (see “Business—Legal Proceedings”), claims by partners of Cantor, partnership disputes arising from the separation and claims by BGC Partners under the tax receivable agreement in the event that the Internal Revenue Service successfully challenges the tax basis increase) will be allocated entirely to the capital accounts of the BGC U.S. and BGC Global limited partnership interests held by BGC Holdings and therefore will be allocated entirely to the capital accounts of the BGC Holdings limited partnership interests held by our working partners and Cantor. However, there can be no assurances that such allocations will fully insulate us from any or all of the negative effects that may be associated with such specified special items. Distributions to BGC Holdings limited partners will come from the capital accounts of its limited partners, and as a result the right of Cantor and our working partners who hold BGC Holdings limited partnership interests to receive any distributions from BGC Holdings will reflect the effect of these special items, which in turn could affect our retention of brokers. Any declines in such capital accounts will affect BGC Partners’ consolidated capital account and could adversely affect our ability to expand or, depending upon the magnitude of the decline or charge, to maintain the current level of our business.

Distributions by BGC Holdings with Respect to BGC Holdings Limited Partnership Interests

General

As described above, to the extent that BGC Holdings has sufficient cash on hand, holders of the BGC Holdings limited partnership interests will receive quarterly distributions reflecting their anticipated tax liability (including tax liabilities owed by any partner or interest holder in a limited partner or such partner’s or interest holder’s partner or interest holder) for their share of BGC Holdings’ income. As a general matter, unless BGC Partners determines otherwise, subject to Cantor’s consent holders of BGC Holdings limited partnership interests will receive additional distributions within 45 days of the date as of which each tax distribution is to be made reflecting (after taking into account tax distributions) the full amount of BGC Holdings’ estimate of each limited partner’s share of BGC Holdings’ net income, with any remaining portion of such limited partner’s share of BGC Holdings’ net income for each fiscal year distributed to such limited partner no later than 60 days after the end of such year.

The master transaction agreement and the BGC Holdings limited partnership agreement will, however, provide that any and all items of income, gain, loss or deduction resulting from certain specified items allocated entirely to the capital accounts of the limited partnership interests in BGC U.S. and BGC Global held by BGC Holdings will be allocated entirely to the capital accounts of BGC Holdings limited partnership interests held by our working partners and Cantor as described above under “—Distributions by BGC U.S. and BGC Global with Respect to BGC U.S. Limited Partnership Interests and BGC Global Limited Partnership Interests.” In addition, distributions with respect to selected extraordinary transactions, such as a disposition directly or indirectly of partnership assets outside the ordinary course of business, may be withheld from the BGC working partners and distributed over time subject to the satisfaction of conditions set by BGC Partners, as the general partner of BGC Holdings, such as continued service to our company. See “—Redemption of Working Partner Interests.” Any amounts that are withheld from distribution and forfeited by the BGC working partners will be distributed to Cantor in respect of its BGC Holdings limited partnership interests.

In the event Cantor’s overall interest in our business, through BGC Holdings and through its ownership of our capital stock, falls below 20% (or such smaller percentage as reflects the dilution of Cantor’s indirect interest in BGC U.S. and BGC Global, if (1) BGC Partners has made a further investment in BGC U.S. and BGC Global and Cantor has not exercised its preemptive right in respect of such investment or (2) Cantor disposes, other than in satisfaction of its obligations under the distribution rights, of shares of our capital stock acquired upon exercise of BGC exchange rights or exercises BGC exchange rights for cash), Cantor will be entitled to a higher share of BGC Holdings’ income as compared to BGC working partners, and of distributions from BGC Holdings, to the extent necessary for Cantor’s overall interest in our business, through BGC Holdings and through its ownership of our capital stock, to equal such minimum percentage, to the extent BGC Holdings has sufficient interests in BGC U.S. and BGC Global. Any such increase in Cantor’s share of BGC Holdings’ income and distributions shall result in an offsetting pro rata decrease in the working partners’ share of BGC Holdings income and distributions. In no event will this special allocation affect BGC Partners’ share of income or distributions from BGC U.S. and BGC Global or amounts available to BGC Partners for distributions to our public stockholders.

Classes of Working Partner Interests

Our working partners will initially hold four classes of BGC Holdings units: High Distribution, High Distribution II, High Distribution III and High Distribution IV. In general, the rights and obligations of our working partners with respect to their BGC Holdings units will be similar, but not identical, to the rights and obligations of current working partners in Cantor with respect to their Cantor units. See “Risk Factors—Risks Related to the Separation—Reorganizing our business from a privately held firm to a publicly traded company may adversely affect our ability to retain, recruit and motivate key employees.” Each class of BGC Holdings units held by our working partners will generally entitle the holder to receive a pro rata share of the distributions of income received by BGC Holdings. See “—General.” High Distribution II and High Distribution III units differ from High Distribution units, however, in that holders of High Distribution II and High Distribution III units paid at their original issuance, or the original issuance of their predecessor interests in Cantor, only a portion (generally approximately 20% in the case of High Distribution II Units and 14.3% in the case of High Distribution III Units) of the amount that would have been paid by a holder of a High Distribution unit as of that date, with the remaining amount (increased by a stated percentage to address interest) paid, withheld from later distributions or withheld from redemption payments on a stated schedule (generally four years in the case of High Distribution II units and seven years in the case of High Distribution III units). With respect to High Distribution II Units and High Distribution III Units issued in redemption of similar units in Cantor, such remaining amounts paid, withheld from later distributions or withheld from redemption payments on such a stated schedule will be paid to Cantor rather than to BGC Holdings. High Distribution IV units differ from High Distribution units in that holders of High Distribution IV units are entitled to receive an additional payment following redemption, as described in “—Redemption of Working Partner Interests.” In addition, under the Participation Plan our working partners and executive officers may in the future be issued two additional classes of BGC Holdings units: Grant Units and Matching Grant Units. Grant Units and Matching Grant Units differ from the other classes of BGC Holdings units held by the working partners in the calculation and the compensatory tax treatment of amounts payable upon redemption of such units.

Partner Obligations

Each of our working partners will be subject to certain partner obligations, which we refer to as “partner obligations.” The partner obligations constitute an undertaking by each of our working partners that, during the period from the date on which a person first becomes a working partner through the applicable specified period following the date on which a working partner ceases, for any reason, to be a BGC working partner, the BGC working partner will not, directly or indirectly (including by or through an affiliate):

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engage in a competitive activity or take any action that results directly or indirectly in revenues or other benefit for that working partner or any third party that is or could be considered to be engaged in a competitive activity (including competing with Cantor), except as otherwise agreed to in writing by BGC Holdings’ general partner, in its sole and absolute discretion, for the one-year period following the date on which a working partner ceases, for any reason, to be a BGC working partner,

•	solicit any of our employees, for the two-year period following the date on which a working partner ceases, for any reason, to be a BGC working partner,

•	breach a BGC working partner’s duty of loyalty to BGC Partners, for a four-year period following the date on which a working partner ceases, for any reason, to be a BGC working partner,

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make or participate in the making of (including through the BGC working partners or any of its affiliates, respective agents or representatives) any comments to the media (print, broadcast, electronic or otherwise) that are disparaging regarding BGC Partners or the senior executive officers of BGC Partners, or are otherwise contrary to the interests of BGC Partners, as determined by BGC Holdings’ general partner in its sole and absolute discretion, for the four-year period following the date on which a working partner ceases, for any reason, to be a BGC working partner,

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take advantage of, or provide another person with the opportunity to take advantage of, a BGC Partners corporate opportunity (as defined in the master transaction agreement), including opportunities related to intellectual property, which for this purpose shall require granting BGC Partners a right of first refusal to acquire any assets, stock or other ownership interest in a business being sold by any working partner or affiliate of such working partner if an investment in such business would constitute a corporate opportunity, that has not been presented to and rejected by BGC Partners, or that BGC Partners rejects but reserves for possible further action by BGC Partners in writing, unless otherwise consented to by BGC Holdings’ general partner in writing in its sole and absolute discretion, for a four-year period following the date on which a working partner ceases, for any reason, to be a BGC working partner, or

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otherwise take any action to harm, that harms, or that reasonably could be expected to harm, BGC Partners for a four-year period following the date on which a working partner ceases, for any reason, to be a BGC working partner.

The determination of whether a working partner has breached his or her partner obligations will be made in good faith by BGC Holdings’ general partner in its sole and absolute discretion, which determination will be final and binding. Any working partner that breaches his or her partner obligations is required to indemnify BGC Partners for and pay any resulting attorneys’ fees, as well as any and all damages resulting from such breach or shall forfeit his or her BGC Holdings limited partnership interests, as BGC Partners, as the general partner of BGC Holdings, shall determine. In addition, as described below under “—Redemption of Working Partner Interests,” a working partner’s right to receive redemption payments is conditioned on such working partner not having breached his or her partner obligations.

Redemption of Working Partner Interests

Unlike the BGC Holdings limited partnership interests held by Cantor, the classes of BGC Holdings units held by our working partners will be subject to redemption at any time by BGC Holdings at the election of BGC Partners, as the general partner of BGC Holdings, at a pre-determined formula redemption price, and may be, and in some cases are required to be, purchased by Cantor at the redemption price after redemption has been initiated by BGC Holdings, including for the purpose, in some cases, of permitting Cantor to exercise its BGC exchange rights. The redemption price for a working partner’s interests in BGC Holdings generally reflects the purchase price paid by the BGC working partner for his or her interest, adjusted to reflect the BGC working partner’s share of changes in the book value of BGC Holdings. For purposes of determining the redemption price, the book value is determined in accordance with the partnership agreement of BGC Holdings, which in general does not take into account goodwill or going concern value. In the case of a working partner’s limited partnership interests in BGC Holdings that are received in mandatory redemption of that working partner’s prior limited partnership interests in Cantor, the BGC working partner’s redemption price for such BGC Holdings limited partnership interests initially will be equal to the redemption price for his or her Cantor limited partnership interests that would have been paid by Cantor as of the date of the mandatory redemption, which in general is determined in the same manner as the redemption price for interests in BGC Holdings.

In general, a portion of the redemption price, which we refer to as the “base amount,” is to be paid within 90 days of redemption, with the remainder paid on each of the following four anniversaries. The base amount is calculated pursuant to a formula, and it reflects a larger percentage of the total redemption price for working partners who have been partners for a longer period in BGC Holdings (or, in the case of working partners who formerly were partners in Cantor, in Cantor). The base amount of BGC Holdings limited partnership interests acquired by our working partners in redemption of their limited partnership interests in Cantor will be reduced to zero after such working partner becomes entitled to an accelerated distribution of our common stock from Cantor pursuant to the distribution rights and, at the holder’s election, receives such shares or an increased share in the profits and losses of our business allocated to BGC Holdings. The portion of the redemption price that is to be paid on each of the four anniversaries following a redemption is conditioned on the redeemed working partner not violating his or her “partner obligations” to BGC Holdings as described above.

The general partner of BGC Holdings may also withhold each working partner’s share of distributions attributable to income and loss with respect to selected extraordinary transactions, such as the disposition directly or indirectly of partnership assets outside the ordinary course of business. A working partner whose limited partnership interests in BGC Holdings are redeemed will receive payments reflecting these extraordinary items only to the extent that the BGC working partner’s right to receive these payments has vested (with 30% vesting on the date of the applicable event or, if later, the date of acquisition of interests in BGC Holdings and the remainder vesting ratably over a 10-year vesting schedule), with payments made on each of the first five anniversaries of the redemption of the BGC working partner’s interests. These payments are conditioned on the redeemed working partner not violating his or her partner obligations. Any amounts that are withheld from distribution and forfeited by our working partners will be distributed to Cantor in respect of its BGC Holdings limited partnership interests.

In addition, holders of High Distribution IV units (all of which are being issued in exchange for High Distribution IV units previously issued by Cantor to such holders) are entitled to receive an additional payment, one-fourth of such amount being payable on each of the first four anniversaries of redemption, reflecting a fixed amount determined as of the date of the original issuance of the predecessor High Distribution IV units by Cantor.

BGC Holdings may in its discretion make redemption payments in property, including in BGC Partners shares, rather than in cash and may in its discretion accelerate the amount of these payments and, in recognition of a working partner’s contributions to the business, increase these payments to reflect BGC Holdings’ goodwill or going concern value.

Cantor’s Right of First Refusal

Cantor will have a right of first refusal with respect to any working partner interests that are to be redeemed by BGC Holdings. This right will permit Cantor to purchase these working partner interests by making the same payments, on the same schedule and subject to the same conditions, to the BGC working partner as would be made by BGC Holdings pursuant to the redemption. Cantor will be required to exercise its right of first refusal with respect to any BGC Holdings limited partnership interests that were acquired by our working partners in the mandatory redemption of their limited partnership interests in Cantor in connection with the separation and that are to be redeemed by BGC Holdings. Any such working partner interests that were received by that working partner in redemption of interests in Cantor and subsequently acquired by Cantor, while not exchangeable in the hands of the BGC working partner, will be exchangeable by Cantor for shares of BGC Partners capital stock, on the same basis as the Cantor interests. Cantor’s right of first refusal may permit Cantor to receive a larger share of income generated by our business at a less expensive price than through purchasing shares of our common stock, which is a result of the price payable to our working partners upon redemption of their BGC Holdings limited partnership interests, and therefore payable by Cantor upon exercise of its right of first refusal, being based primarily on the book value of the interests at the time of issuance not the fair market value of the interests. Cantor’s right to exchange the BGC Holdings limited partnership interests acquired through exercise of this right of first refusal with BGC Partners for shares of our capital stock may result in such shares acquired by Cantor having significantly more value than the price paid by Cantor for the BGC Holdings limited partnership interests.

The interests delivered to BGC Partners upon exercise of the exchange right will, however, represent an interest in the income of our business equal to the value of the shares issued upon such exchange. Cantor also will be permitted to assign its right of first refusal to its controlled affiliates.

Actions Requiring Cantor’s or Our Working Partners’ Consent

Under the BGC Holdings partnership agreement we intend to enter into in connection with this offering, BGC Partners, as BGC Holdings’ general partner, will manage the business and affairs of BGC Holdings, but will require Cantor’s consent for amendments to the BGC Holdings limited partnership agreement, to decrease distributions to BGC Holdings limited partners to less than 100% of net income received by BGC Holdings (other than with respect to selected extraordinary items as described above) and to take any other actions that may interfere with Cantor’s exercise of its preemptive right to acquire BGC Holdings limited partnership interests, its right of first refusal to acquire BGC Holdings limited partnership interests called for redemption from our working partners by BGC Holdings and its BGC exchange rights. The BGC Holdings limited partnership agreement will also provide that BGC Holdings, in its capacity as general partner of each of BGC U.S. and BGC Global, will require Cantor’s consent to amend the terms of the BGC U.S. or BGC Global limited partnership agreements or take any other action that may interfere with Cantor’s exercise of its preemptive right to acquire BGC Holdings limited partnership interests (and the corresponding investment in BGC U.S. and BGC Global by BGC Holdings) or its BGC exchange rights. Our working partners will not have any voting rights with respect to their ownership of BGC Holdings limited partnership interests, other than limited consent rights concerning amendments to the terms of the BGC Holdings limited partnership agreement.

Other Distributions

Except as described above, we do not expect that BGC U.S., BGC Global or BGC Holdings will make any distributions in respect of BGC U.S. limited partnership interests, BGC Global limited partnership interests or BGC Holdings limited partnership interests after this offering. However, this policy is subject to change.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of BGC Partners’ capital stock. We will file BGC Partners’ amended and restated certificate of incorporation and amended and restated by-laws as exhibits to the registration statement of which this prospectus is a part.

BGC Partners’ Capital Stock

The following description of our common stock, Class B common stock, Class C common stock and preferred stock and the relevant provisions of our certificate of incorporation and by-laws that will be in effect at the time of this offering are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and by-laws, copies of which will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, and applicable law.

Our authorized capital stock will consist of                      shares of our common stock, par value $0.01 per share,                      shares of Class B common stock, par value $0.01 per share, one share of Class C common stock, par value $0.01 per share, and                     shares of preferred stock, par value $0.01 per share.

Common Stock

Immediately following the closing of this offering, there will be                      shares of our common stock outstanding and                      shares of Class B common stock outstanding. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of our common stock to approximately                     % of our voting power in the aggregate immediately after this offering, and will not have cumulative voting rights. Class B common stock will entitle Cantor to 10 votes per share on all matters to be voted upon by the stockholders as a group, entitling Cantor to                     votes, representing, approximately                     % of our voting power immediately after this offering with respect to those shares of Class B common stock and will not have cumulative voting rights.

Immediately following completion of this offering, there will be one share of the Class C common stock outstanding. The Class C common stock will not be entitled to any economic rights, but will be entitled to vote on matters submitted to a vote of our stockholders and will be entitled to the total number of votes underlying the outstanding BGC exchange rights on an as-if-exchanged basis (assuming all BGC exchange rights and their related units (including units held by our working partners that were acquired in redemption of their limited partnership interests in Cantor with respect to which Cantor is required to exercise its right of first refusal) were exchanged for Class B common stock), which will represent                 % of our voting power immediately after this offering. This means that the single share of Class C common stock will have the voting power associated with the shares of Class B common stock that would be issued upon exchange of all BGC exchange rights and their related units for shares of Class B common stock. For example, if the outstanding BGC exchange rights and their related units were exchangeable for 50,000,000 shares of Class B common stock, the share of Class C common stock would be entitled to 500,000,000 votes. As a result, Cantor will initially be able to control the election of our directors and control our management and affairs, including determinations with respect to acquisitions, dispositions, material expansions or contractions of our business, entry into new lines of business and borrowings and issuances of common stock or other securities. This control will be subject to the approval of our independent directors on those matters requiring such approval. The voting power of the Class C common stock will fluctuate over time as BGC exchange rights are exchanged, or additional BGC exchange rights are issued. The Class C common stock will not have cumulative voting rights.

Class B common stock and Class C common stock generally will vote together with our common stock on all matters submitted to a vote of our stockholders.

Pursuant to our certificate of incorporation, each share of our common stock and Class B common stock will be entitled to equal economic rights. However, the Class C common stock will have no economic rights, including no rights to dividends or to participate in liquidation. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock and Class B common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of our common stock and holders of Class B common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

None of the common stock, Class B common stock or Class C common stock has any preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock, Class B common stock or Class C common stock. All outstanding shares of our common stock, Class B common stock and Class C common stock are fully paid and non-assessable, and the shares of our common stock, Class B common stock and Class C common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors will have the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of us without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Our Expected Certificate of Incorporation and By-laws and Delaware Law

Some provisions of the DGCL and our certificate of incorporation and by-laws that we intend to enter into in connection with this offering could make the following more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation and By-laws

Our certificate of incorporation will provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board is unavailable, jointly by our Co-Chief Executive Officers or by Cantor, our controlling stockholder. In addition, our certificate of incorporation will permit us to issue “blank check” preferred stock.

Our by-laws will require advance written notice prior to a meeting of stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our

Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our by-laws will provide that all amendments to our by-laws must be approved by either the holders of a majority of the voting power of all outstanding capital stock entitled to vote or by a majority of our board of directors.

Delaware Anti-Takeover Law

We will be subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time our common stock is quoted on the Nasdaq Global Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

Corporate Opportunities

In order to address potential conflicts of interest between us and Cantor and/or eSpeed and their respective affiliates, the master transaction agreement will contain provisions regulating and defining the conduct of our affairs as they may involve Cantor and/or eSpeed and their respective affiliates, officers, directors, general partners or employees, and our powers, rights, duties and liabilities and those of our officers, directors, stockholders or employees in connection with our relationship with Cantor and/or eSpeed and their respective affiliates, officers, directors, general partners or employees. In general, such provisions will recognize that we and Cantor and/or eSpeed and their respective affiliates, officers, directors, general partners or employees may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and our affiliated persons and Cantor and/or eSpeed and their respective affiliates, officers, directors, general partners or employees will continue to have contractual and business relations with each other, including service of officers, directors, general partners and employees of Cantor and/or eSpeed and their respective affiliates serving as our directors.

The master transaction agreement will provide that Cantor and its officers, directors, employees and its affiliates will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us, or

•	doing business with any of our clients or customers.

In addition, the master transaction agreement will provide that Cantor and BGC Partners shall each agree not to employ or otherwise engage any officer or employee of the other without the other’s prior consent, until 6 months after Cantor ceases to hold 5% of our voting power. The master transaction agreement will provide that neither Cantor nor eSpeed nor their respective affiliates, officers, directors, general partners or employees, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. The master transaction agreement will provide that Cantor and its affiliates will not be under any duty to present any corporate opportunity (as defined below) to us which may be a corporate opportunity for Cantor or its affiliates and us, and Cantor and its affiliates will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholders by reason of the fact that Cantor or its affiliates pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors, officers or employees who is also an officer, director, general partner or employee of Cantor or eSpeed or their respective affiliates learns of a potential transaction or matter that may be a corporate opportunity for both us and Cantor or eSpeed or their respective affiliates, the master transaction agreement will provide that such person:

•	will have fully satisfied his or her fiduciary duties to us with respect to that corporate opportunity,

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of Cantor’s or its affiliate’s actions with respect to that corporate opportunity,

•	will be deemed to have acted in good faith and in a manner he or she reasonably believed to be in, and not opposed to, our best interests, and

•	will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom,

if he or she acts in good faith in a manner consistent with the policy that a corporate opportunity offered by a third party to any of our officers, employees or directors who is also an officer, director or employee of Cantor or eSpeed or their respective affiliates will belong to us and will be presented to us by such officer, director or employee of Cantor or eSpeed or their respective affiliates, unless that opportunity is expressly offered by a third party to that person solely in his or her capacity as a director, officer or employee of Cantor or eSpeed or their affiliates, in which case that opportunity will belong to Cantor or eSpeed or their affiliates, as applicable.

For purposes of the master transaction agreement, “corporate opportunities” will mean business opportunities that we are financially able to undertake, that are, from their nature, in our lines of business as conducted as of the closing of this offering, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Cantor or eSpeed or their respective affiliates or any of their respective officers, directors, general partners or employees will be brought into conflict with our self-interest.

Notwithstanding the foregoing, Cantor and eSpeed, and our officers, directors and employees who are also officers, directors, general partners or employees of Cantor and/or eSpeed, have indicated to us that, subject to their fiduciary duties to Cantor and eSpeed, and based upon existing circumstances, it is their current intention to make corporate opportunities available to us when they are appropriate and appear to represent a good fit with our business and strategy.

Corporate Governance

The master transaction agreement will provide that, following the closing of this offering:

•

the members of our audit committee will be appointed concurrently with the closing of this offering and that the members of our audit committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market,

•

the members of our compensation committee will be appointed concurrently with the closing of this offering, and that all the members of our compensation committee will qualify as “independent” in accordance with the published listing requirements of the Nasdaq Global Market,

•	after this offering, any transactions and arrangements between us and Cantor, eSpeed and/or their other affiliates will be subject to approval by a majority of our independent directors,

•	any amendment to the master transaction agreement will be subject to approval by a majority of our independent directors, and

•

Cantor and BGC shall each agree not to employ or otherwise engage any officer or employee of the other without the other’s prior consent, until 6 months after Cantor ceases to hold 5% of our voting power.

Other Rights

The master transaction agreement will provide, in order to facilitate tax-free exchanges of BGC Holdings limited partnership interests and BGC exchange rights, Cantor will have a one-time right (1) to cause the creation of New BGC Partners as a subsidiary of BGC Partners, and (2) then, to cause the merger of a subsidiary of New BGC Partners with and into BGC Partners, with BGC Partners surviving. As a result, BGC Partners will become the wholly-owned subsidiary of New BGC Partners. As a part of such merger, holders of our common stock, Class B common stock and Class C common stock will hold equivalent common stock in New BGC Partners, with the identical rights as their common stock, Class B common stock and Class C common stock, as applicable. See “Certain Relationships and Related Transactions—Key Separation Agreements—Master Transaction Agreement.”

Registration Rights

For a description of the registration rights available to Cantor, see “Certain Relationships and Related Transactions—Key Separation Agreements—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     .

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following discussion describes the material U.S. federal income tax and certain U.S. federal estate tax consequences associated with the purchase, ownership, and disposition of our common stock as of the date hereof by a non-U.S. holder (as defined below) that does not own, and is not deemed to own, more than 5% of our common stock. This discussion deals only with common stock held as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances or to non-U.S. holders that are subject to special rules (such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding common stock as a part of a hedging, integrated, conversion, constructive sale or other risk-reduction or integrated transaction or a straddle, traders in securities that elect to use a marked-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in partnerships or other pass-through entities, U.S. expatriates, “controlled foreign corporations” and “passive foreign investment companies”).

This discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or foreign tax consequences, nor any federal tax consequences, other than federal income tax consequences and, to the extent provided below, federal estate tax consequences. Persons considering the purchase, ownership or disposition of our common stock are urged to consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other jurisdiction.

A “U.S. holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.,

•	a corporation (or other entity taxable as a corporation) created in or organized under the laws of the U.S. or any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. holder, but does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and is not otherwise a resident of the U.S. for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership purchasing common stock, we urge you to consult your own tax advisor.

Dividends

Dividends, if any, paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S. (and, if certain tax treaties apply, are attributable to a non-U.S. holder’s U.S. permanent establishment) are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. A non-U.S. holder that is a foreign corporation may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty on any such effectively connected dividends.

In order to claim the benefit of an applicable treaty for dividends, a non-U.S. holder will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such non-U.S. holder is not a U.S. person and is entitled to the benefits of the applicable treaty. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals. Non-U.S. holders eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Exchange of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gains recognized on a sale or other disposition of shares of our common stock unless:

•

the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the U.S., and if certain tax treaties apply, is attributable to such non-U.S. holder’s U.S. permanent establishment,

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met, or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes, at any time during the five-year period preceding the disposition (or the non-U.S. holder’s holding period, if shorter), and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

A non-U.S. holder that is an individual and is described in the first bullet above will be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. holder. A non-U.S. holder that is an individual and is described in the second bullet above will be subject to a flat tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses (even though such non-U.S. holder is not considered a resident of the U.S.). A non-U.S. holder that is a foreign corporation and is described in the first bullet above will be subject to tax on its gain under regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. holder and, in addition, may be subject to the branch profits tax on such non-U.S. holder’s effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the amount of U.S. federal withholding tax withheld, if any, with respect to those dividends. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. Dividends, if any, paid to a non-U.S. holder will generally be exempt from backup withholding, provided that the non-U.S. holder provides a properly executed Internal Revenue Service Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person.

Under U.S. Treasury Regulations, payments of proceeds from the sale of our common stock effected through a non-U.S. broker to its customer generally are not subject to information reporting or backup withholding. However, if such broker is a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership, if at any time during its tax year, it has significant U.S. ownership or engaged in a U.S. trade or business, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption and other applicable certification requirements are met, provided that the broker does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. Information reporting and backup withholding generally will apply to payments of proceeds from the sale of our common stock effected through a U.S. office of any U.S. or foreign broker, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts withheld from payments to a non-U.S. holder under the backup withholding rules will be allowed as a refund or credit against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is properly furnished to the Internal Revenue Service.

Federal Estate Tax

An individual non-U.S. holder who is treated as the beneficial owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value of the common stock in such non-U.S. holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This could adversely affect the prevailing market price and our ability to raise equity capital in the future. Upon completion of this offering, there will be                      shares of our common stock outstanding (                     shares of our common stock if the over-allotment option is exercised in full). In addition, we will have                      shares of our common stock reserved for issuance in connection with the conversion of the                      shares of Class B common stock outstanding immediately after this offering,                      shares of our common stock reserved for issuance in connection with the exchange of the BGC exchange rights and                      shares of our common stock reserved for issuance pursuant to our Equity Incentive Plan, Employee Stock Purchase Plan and Deferral Plan.

In addition, the following table reflects the timetable for distributions by Cantor of shares of our common stock that it holds or will hold in respect of the distribution rights that will be issued to our working partners and to limited partners of Cantor in connection with the separation, assuming all such persons were entitled to accelerated distribution of such distribution rights, as described under “The Separation of Our Business and the BGC Partners Organizational Structure—Our Ownership Structure after the Separation and This Offering—Expected Continuing Interests in Cantor.” All of these shares of our common stock will be distributed by Cantor. Cantor expects to use shares of our common stock received upon its conversion of Class B common stock, shares of our common stock received upon exercise of its BGC exchange rights and purchases of shares of our common stock in the open market to satisfy its distribution obligation under the distribution rights.

Anniversary of offering	Number of shares of our common stock that are expected to be distributed by Cantor in respect of the distribution rights
12-month
18-month
24-month
30-month
36-month

Total

In addition to the table above, the managing general partner of Cantor, and solely with respect to BGC working partners, BGC Partners, will be able to grant earlier acceleration, in each case subject to the prior approval of a majority of our independent directors (subject to certain limited exceptions, including for estate planning purposes and for purposes of donating such shares to charitable organizations). To the extent such donated shares are restricted securities, we anticipate that the recipient charities or trusts would sell such shares immediately on the open market at the end of restricted period. After the one year anniversary of this offering, to the extent that earlier acceleration of distribution rights for our common stock is permitted for purposes of donating interests and/or distributed shares to charitable organizations, we anticipate that the charities receiving such donated shares would sell their holdings on the open market immediately after receipt.

The BGC exchange rights outstanding immediately after this offering will be exchangeable at any time after the first anniversary of the closing of this offering for an aggregate of                      shares of the Class B common stock (or, at Cantor’s election, shares of our common stock).

The                      shares of our common stock sold in this offering (                     shares of our common stock if the over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act other than the shares held by our affiliates. The shares of our common stock that will be issued upon conversion of Class B common stock or in connection with an exchange of the BGC exchange rights may constitute “restricted securities” for purposes of the Securities Act. If they are restricted securities, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of our common stock will not be freely transferable to the public. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who owns “restricted securities” that were acquired from the issuer or an affiliate at least one year ago would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding (which will equal approximately shares immediately after this offering), or

•

the average weekly trading volume of the common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on the SEC’s Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about BGC Partners.

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of BGC Partners and who has owned shares that were acquired from the issuer or an affiliate at least two years ago is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. See “Certain Relationships and Related Transactions—Key Separation Agreements—Registration Rights Agreement.”

Additional Registration Statements

We intend to file registration statements under the Securities Act after this offering to register up to                      shares of our common stock,                      shares of our common stock, and                      shares of our common stock reserved for issuance under our Equity Incentive Plan, our Employee Stock Purchase Plan and our Deferral Plan, respectively. See “Management—Equity Incentive Plan,” “Management—Employee Stock Purchase Plan,” and “Management—Arrangements with Our Working Partners—Deferral Plan.” All of these registration statements will become effective upon filing, and shares covered by such registration statements will be eligible for sale in the public market immediately after the effective date of such registration statements, subject to any limitations contained in the plans and subject to the lock-up agreements described in “Underwriting.” We also will grant registration rights under the registration rights agreement. See “Certain Relationships and Related Transactions—Key Separation Agreements—Registration Rights Agreement.”

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters below, through their representatives Cantor Fitzgerald & Co., and Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters (Listed Alphabetically)	Number of Shares
Cantor Fitzgerald & Co.	$

Deutsche Bank Securities Inc.

Total	$

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of our common stock offered pursuant to this prospectus are subject to certain conditions precedent and that the underwriters will purchase all of the shares of our common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $                     per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $                     per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                      additional shares of our common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of our common stock as the number of shares of our common stock to be purchased by it in the above table bears to the total number of shares of our common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the                      shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting discounts and commissions are                      % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-allotment Option	With Full Exercise of Over-allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Our executive officers, directors, existing stockholders, all of our officers and directors and all of our employees who are stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives of the underwriters. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of charitable donations or gifts or for estate planning purposes. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our Equity Incentive Plan, Employee Stock Purchase Plan and Deferral Plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or a majority of or voting control of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the closing of this offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the OTC market or otherwise, and we may discontinue these transactions at any time.

At our request, the underwriters have reserved for sale at the initial public offering price up to                      shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

In any Member State of the European Economic Union that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, which we refer to as the “Prospectus Directive”), this prospectus is only addressed to and only directed at, and offers or sales of the shares of our common stock may only be made by the underwriters to, qualified investors in that Member State within the meaning of the Prospectus Directive or other investors to which this prospectus may lawfully be addressed, and offers or sales of the shares of our common stock may lawfully be made, under the Prospectus Directive.

This prospectus is only being distributed to or directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the United Kingdom (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any shares of our common stock offered pursuant to this prospectus are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document, any of its contents or any accompanying materials.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “BGCP.” Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions,

•	our results of operations in recent periods,

•	the present stage of our development,

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business, and

•	estimates of our business potential.

Affiliates of Deutsche Bank Securities Inc. have several credit lines outstanding with BGC, Cantor and their subsidiaries. The underwriters may, from time to time, engage in transactions with and perform service for us in the ordinary course of their business. In addition, Cantor Fitzgerald & Co. and Deutsche Bank Securities Inc. or their affiliates are also customers for our brokerage services and market data and analytics products.

Because an affiliate of Cantor Fitzgerald & Co. beneficially owns more than 10% of the common stock outstanding prior to the closing of this offering, it may be deemed to have a “conflict of interest” with us under Rule 2720 of the National Association of Securities Dealers, Inc. When a NASD member with a conflict of interest participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with this rule,                      has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter,                      has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part.                      will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify                      against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

VALIDITY OF COMMON STOCK

The validity of the securities offered pursuant to this prospectus will be passed upon for BGC Partners by Stephen M. Merkel, the Executive Vice President, General Counsel, and Secretary of BGC Partners. The validity of the securities offered pursuant to this prospectus will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom, LLP.

EXPERTS

The statement of financial condition of BGC Partners, Inc. at November 29, 2006, included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The combined financial statements of the BGC Division as of September 30, 2006, and December 31, 2005 and 2004 and for the nine-month period ended September 30, 2006 and each of three years in the period ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Maxcor Financial Group, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, included in this prospectus have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, in Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to our common stock offered pursuant to this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the registration statement. For further information with respect to BGC Partners, Cantor, BGC U.S., BGC Global and BGC Holdings and our common stock offered pursuant to this prospectus, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of this offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.bgcpartners.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

BGC Partners, Inc.:
Report of Independent Registered Public Accounting Firm	F-2
Statement of Financial Condition	F-3
Notes to Statement of Financial Condition	F-3

BGC Division:
Report of Independent Registered Public Accounting Firm	F-4
Combined Statements of Financial Condition, as of December 31, 2005 and 2004 and September 30, 2006	F-5
Combined Statements of Operations for the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 and 2005 (unaudited)	F-6
Combined Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006 and 2005 (unaudited)	F-7
Combined Statements of Changes in Net Assets for the years ended December 31, 2005, 2004 and 2003 and the nine months ended September 30, 2006	F-9
Notes to Combined Financial Statements	F-10

*	These historical Combined Financial Statements reflect the historical results of operations and financial position of the BGC Division (the “Division” or “BGC”) for all periods presented. Accordingly, these historical Combined Financial Statements do not reflect what the results of operations and financial position of the Division would have been had the Division been a stand-alone, public company for the periods presented. Specifically, the historical results of operations do not give effect to the following matters:

•	Revenues earned by the Division under the joint services agreement for providing clearing, settlement and other back office services in the U.S. for trades that are fully-electronic.

•

The impact of U.S. federal income taxes to which the Division, as a public company, will be subject. The Division, except for BGC Financial Group Inc., has operated in the U.S. as part of a partnership for U.S. federal income tax purposes. As a result, the Division’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., the Division historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on the Division’s historical Combined Statements of Operations are attributable to taxes incurred in non-U.S. entities and to New York City Unincorporated Business Tax (“UBT”) attributable to the Division’s operations apportioned to New York City.

•	The transfer of the Division’s back office support services to a separate service company which will be owned 52% by the Division and 48% by Cantor Fitzgerald, L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BGC Partners, Inc.

New York, New York

We have audited the accompanying statement of financial condition of BGC Partners, Inc. (the “Company”), as of November 29, 2006. This statement of financial condition is the responsibility of the Company’s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BGC Partners, Inc. as of November 29, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

February 7, 2007

BGC PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

November 29, 2006

Assets—Cash	$10.00
Stockholder’s Equity
Class A Common Stock, par value $0.01 per share, 1,000 shares authorized, issued and outstanding	$10.00

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization

BGC Partners, Inc. (the “Company”) was incorporated as a Delaware corporation on November 29, 2006. The Company is owned by Cantor Fitzgerald, L.P. (“Cantor”). Pursuant to a reorganization into a holding company structure, the Company will become a holding company. Under this new structure, the Company will be the general partner of BGC Holdings, L.P. Through this investment in BGC Holdings, L.P., the Company will also function as the general partner of BGC Partners, L.P. and BGC Global Holdings, L.P. The Company will also hold limited partner interests in BGC Partners, L.P. and BGC Global Holdings, L.P. through its wholly-owned subsidiaries BGC Holdings U.S., Inc. and BGC Global Limited. Also under this arrangement, Cantor will hold limited partnership interests in BGC Holdings, L.P. Through Cantor’s investment in BGC Holdings, L.P., Cantor will also hold limited partnership interests in BGC Partners, L.P. and BGC Global Holdings, L.P.

2. Basis of Presentation

This Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder’s equity and cash flows have not been presented in this Financial Statement because there have been no activities of this entity.

3. Stockholder’s Equity

The Company is authorized to issue 1,000 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The Company has issued the 1,000 shares of Class A Common Stock in exchange for $10.00, all of which are held by Cantor as of November 29, 2006.

4. Commitments and Contingencies

As permitted under applicable law, the Company and certain of its subsidiaries indemnify their directors and officers over their lifetimes for certain events or occurrences while the officer or director is, or was, serving the Company or its subsidiaries in such a capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the management of BGC Division,

We have audited the accompanying combined statements of financial condition of BGC Division (the “Division”) as of September 30, 2006, and December 31, 2005 and 2004, and the related combined statements of operations, cash flows and changes in net assets for the nine month period ended September 30, 2006 and each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Division is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Division's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of BGC Division at September 30, 2006 and December 31, 2005 and 2004, and the results of its operations, its cash flows and its net assets for the nine month period ended September 30, 2006 and each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the Combined Financial Statements, in 2006 the Division changed its method of accounting for share-based payments to conform to Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

/s/ Deloitte & Touche LLP

New York, New York

February 7, 2007

BGC DIVISION

COMBINED STATEMENTS OF FINANCIAL CONDITION

(in thousands)

	September 30,	December 31,
	2006	2005	2004
Assets
Cash and cash equivalents	$138,514	$127,367	$19,215
Cash segregated under regulatory requirements	4,840	2,378	3,535
Securities purchased under agreements to resell (Note 4)	50,227	16,120	—
Securities owned:
Pledged as collateral	17,950	19,289	6,844
Unencumbered	36,258	40,206	50,237
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers (Note 4)	1,142,816	309,509	134,013
Accrued commissions receivable, net of allowance for doubtful accounts	125,750	91,899	76,750
Receivables from related parties (Note 4)	148,037	42,665	82,076
Forgivable loans and other receivables from employees (Note 4)	58,609	57,520	21,531
Fixed assets, net	76,083	59,180	26,725
Investment (Note 9)	9,815	9,702	9,811
Goodwill	47,007	47,007	—
Other intangibles, net	10,185	12,069	—
Other assets	41,928	40,148	23,672

Total assets	$1,908,019	$875,059	$454,409

Liabilities and Net Assets
Accrued compensation	$52,751	$44,136	$10,723
Securities loaned to related parties (Note 4)	—	8,201	—
Payables to brokers, dealers, clearing organizations, customers and related broker-dealers (Note 4)	1,123,889	283,591	170,719
Payables to related parties (Note 4)	237,692	87,971	17,686
Short-term borrowings	14,450	8,470	68,350
Current portion of long-term debt to related parties (Note 12)	46,000	—	—
Accounts payable, accrued and other liabilities	157,338	123,116	72,675

Total current liabilities	1,632,120	555,485	340,153
Long-term notes to related parties (Note 12)	150,318	154,318	—

Total liabilities	1,782,438	709,803	340,153
Commitments, contingencies and guarantees (Note 16)	—	—	—
Minority interest	7,049	7,032	7,048
Net assets	118,532	158,224	107,208

Total liabilities and net assets	$1,908,019	$875,059	$454,409

The accompanying Notes to Combined Financial Statements

are an integral part of these financial statements.

BGC DIVISION

COMBINED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)
Revenues:
Commissions	$343,327	$165,410	$123,811	$373,779	$235,790
Principal transactions	119,586	125,272	121,680	107,484	96,926
Market data	16,283	14,307	10,825	13,136	12,027
Fees from related parties (Note 4)	13,059	11,501	8,389	16,499	10,126
Interest income	9,048	1,055	1,769	22,833	8,678
Other revenues	2,432	10,276	25,223	13,344	3,873

Total revenues	503,735	327,821	291,697	547,075	367,420

Expenses:
Compensation and employee benefits	386,752	193,405	154,075	385,094	274,440
Occupancy and equipment	43,890	18,805	14,910	40,316	30,418
Fees to related parties (Note 4)	33,277	28,001	26,661	30,902	24,910
Communications	37,214	20,330	15,566	35,360	26,023
Selling and promotion	33,550	26,189	15,098	39,395	21,927
Professional and consulting fees	30,603	11,329	9,740	29,491	19,930
Commissions and floor brokerage	7,000	3,571	2,773	5,999	5,154
Interest expense	13,875	6,124	1,373	26,440	12,335
Other expenses	21,158	16,421	9,052	20,265	20,143

Total expenses	607,319	324,175	249,248	613,262	435,280

(Loss) income from continuing operations before income taxes and minority interest	(103,584)	3,646	42,449	(66,187)	(67,860)
(Loss) gain applicable to minority interest	(16)	(54)	17	17	(4)
(Benefit) provision for income taxes	(7,634)	2,577	13,871	(71)	321

(Loss) income from continuing operations	(95,934)	1,123	28,561	(66,133)	(68,177)
Loss from discontinued operations, net of income tax	(117)	—	—	(650)	—
Cumulative effect of a change in accounting principle, net of income tax	—	—	—	(10,080)	—

Net (loss) income	$(96,051)	$1,123	$28,561	$(76,863)	$(68,177)

The accompanying Notes to Combined Financial Statements

are an integral part of these financial statements.

BGC DIVISION

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)
Cash flows from operating activities:
Net (loss) income	$(96,051)	$1,123	$28,561	$(76,863)	$(68,177)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	22,192	6,605	3,413	18,454	11,299
Forgivable loan amortization	21,395	10,088	4,511	18,323	15,276
Distributions on grant units (Note 17)	1,089	2,222	1,651	3,016	1,089
Recognition of fair market value of grant units upon initial adoption of SFAS 123R	—	—	—	10,080	—
Recognition of subsequent fair market value adjustments of grant units	—	—	—	18,169	—
Unrealized loss (gain) on securities owned	494	(3,800)	(5,872)	—	981
Gain (loss) applicable to minority interest	(16)	(54)	17	17	(4)
Loss on disposal of fixed assets	—	—	—	334	—
Deferred income tax expense	(3,409)	(531)	1,803	(305)	(182)
Goodwill impairment	—	—	1,788	—	—
Gain on sale of investment securities	(2,114)	—	—	(8,940)	(2,114)

Changes in operating assets and liabilities:
Cash segregated under regulatory requirements	1,156	(2,132)	(1,402)	(2,462)	(1,960)
Securities purchased under agreements to resell (Note 4)	(16,120)	3,612	(3,429)	(34,107)	(49,900)
Securities owned	2,104	(26,161)	(11,592)	(3,840)	(19,818)
Receivables from brokers, dealers, clearing organizations, customers and related broker- dealers (Note 4)	(129,686)	(99,407)	(17,052)	(833,306)	11,052
Accrued commissions receivable, net of allowance for doubtful accounts	(15,149)	(36,459)	(6,221)	(33,851)	(41,361)
Receivables from related parties (Note 4)	39,411	(39,576)	(3,767)	(105,372)	7,440
Forgivable loans and other receivables from employees (Note 4)	(57,385)	(16,716)	(8,971)	(19,411)	(51,164)
Other assets	2,196	(3,010)	(3,012)	(4,451)	24,472
Accrued compensation	(4,412)	4,935	777	8,615	52,096
Securities loaned to related parties (Note 4)	8,201	—	—	(8,201)	8,992
Payable to brokers, dealers, clearing organizations, customers and related broker- dealers (Note 4)	109,897	166,450	(15,189)	840,298	31,943
Payables to related parties (Note 4)	70,286	(13,208)	(24,278)	149,720	79,808
Accounts payable, accrued and other liabilities	18,452	24,073	13,898	34,349	(81,215)

Net cash used in operating activities	(27,469)	(21,946)	(44,366)	(29,734)	(71,447)

BGC DIVISION

COMBINED STATEMENTS OF CASH FLOWS (CONT’D)

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)
Cash flows (used in) provided by investing activities:
Purchases of fixed assets	(38,599)	(13,725)	(3,603)	(33,628)	(27,039)
Proceeds from sale of fixed assets	—	—	8,521	—	—
Proceeds from sale of investment securities	4,667	—	—	18,067	4,667
Acquisition of Euro Brokers, net of cash acquired	(59,643)	—	—	—	(59,643)
Acquisition of ETC Pollak, net of cash acquired	(11,220)	—	—	—	(11,220)
Sale of ETC Pollak equities brokerage business to related parties (Note 4)	—	—	—	2,556	—

Net cash (used in) provided by investing activities	(104,795)	(13,725)	4,918	(13,005)	(93,235)
Cash flows provided by (used in) financing activities:
Capital contributions	145,978	4,456	—	7,519	105,637
Capital withdrawals	—	(15,495)	(5,518)	(1,613)	—
Increase (decrease) in short-term borrowings	(59,880)	48,508	17,215	5,980	(58,226)
Increase in notes payable to related parties (Note 12)	154,318	—	—	42,000	154,318

Net cash provided by financing activities	240,416	37,469	11,697	53,886	201,729

Net increase (decrease) in cash and cash equivalents	108,152	1,798	(27,751)	11,147	37,047
Cash and cash equivalents at beginning of period	19,215	17,417	45,168	127,367	19,215

Cash and cash equivalents at end of period	$127,367	$19,215	$17,417	$138,514	$56,262

Supplemental cash information:
Cash paid during the period for taxes	$2,911	$7,368	$7,339	$2,249	$3,059

Cash paid during the period for interest	$10,680	$5,574	$855	$25,692	$10,328

The accompanying Notes to Combined Financial Statements

are an integral part of these financial statements.

BGC DIVISION

COMBINED STATEMENTS OF CHANGES IN NET ASSETS

(in thousands)

Net Assets
Balance, January 1, 2003	$90,208
Net income	28,561
Capital withdrawals	(5,518)
Distribution on grant units (Note 17)	1,651

Balance, December 31, 2003	114,902
Net income	1,123
Capital contributions	4,456
Capital withdrawals	(15,495)
Distribution on grant units (Note 17)	2,222

Balance, December 31, 2004	107,208
Net loss	(96,051)
Capital contributions	145,978
Distribution on grant units (Note 17)	1,089

Balance, December 31, 2005	158,224
Net loss	(76,863)
Capital contributions	7,519
Capital withdrawals deemed dividends (Note 4)	(1,613)
Distribution on grant units (Note 17)	3,016
Grant units—impact of SFAS 123R (Note 17)	28,249

Balance, September 30, 2006	$118,532

The accompanying Notes to Combined Financial Statements

are an integral part of these financial statements.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

1. Organization

The BGC Division (“BGC” or “the Division”) is comprised of various wholly-owned subsidiaries, as well as businesses and divisions, of Cantor Fitzgerald, L.P. (“Cantor”). BGC is a leading full-service inter-dealer broker specializing in the trading of over-the-counter financial instruments and related derivative products. BGC provides integrated voice and electronic execution and other brokerage services to many of the world’s largest and most creditworthy banks that are regularly trading in capital markets, brokerage houses and investment banks for a broad range of global financial products, including fixed income securities, foreign exchange, equity derivatives, credit derivatives, futures, structured products and other instruments, as well as market data products for selected financial instruments.

In August 2004, Cantor announced the restructuring of its inter-dealer brokerage business, renaming it “BGC” in honor of B. Gerald Cantor, Cantor’s founder and a pioneer in screen brokerage services and fixed income market data products.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation:    These Combined Financial Statements include the financial statements of wholly-owned entities of Cantor that will be transferred to BGC for all periods presented. The major entities consist of:

•	BGC Administrative Services, L.L.C.,

•	BGC Brokers GP Limited,

•	BGC Capital Markets (Japan), L.L.C.,

•	BGC Capital Markets (Switzerland) L.L.C.,

•	BGC Financial Group, Inc. formerly known as Maxcor Financial Group, Inc. (“Euro Brokers”) (included since date of acquisition, May 20, 2005),

•	BGC Holdings Turkey L.L.C.,

•	BGC International Holdings, L.P., with the exception of the clearance and settlement business known as Clearspeed, which will remain in Cantor,

•	BGC Partners (Australia) Pty Limited,

•	BGC Securities (Hong Kong) L.L.C.,

•	BGC Shoken Kaisha Limited,

•	BGC USA, L.P.,

•	BGCCMLP Holdings L.L.C., and

•	MIS Holdings, L.L.C.

In addition, these Combined Financial Statements include the assets and liabilities and results of operations of certain divisions and businesses of Cantor that will be transferred to BGC as part of the global restructuring. These businesses or divisions include:

•

Cantor’s Market Data division, which is the source of real-time proprietary pricing and data currently derived through eSpeed, Inc. (“eSpeed”) and BGC for U.S. and European securities and derivatives. Current products include real-time, tradable prices for U.S. Treasuries, European government bonds, Eurobonds and U.S. dollar interest rate swaps;

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

•	Cantor’s investment in Freedom International Brokerage, a Canadian broker dealer; and

•	Cantor’s North American futures business, which provides execution services for futures and options contracts on the Chicago Mercantile Exchange (“CME”) and the Chicago Board of Trade (“CBOT”).

The restructuring of Cantor’s and BGC’s businesses has been accounted for as a reorganization of entities under common control and, accordingly, the Combined Financial Statements of BGC reflect the historical combined revenues and expenses, assets and liabilities and cash flows of Cantor’s inter-dealer brokerage businesses while operating both as BGC and as part of Cantor in the corporate structure that existed as of the date of these Combined Financial Statements. These Combined Financial Statements have been presented to reflect the historical results of BGC as it was managed as a division within the Cantor organization.

These Combined Financial Statements include allocations of certain expenses, including occupancy of office space, utilization of fixed assets, accounting and operations services and information technology from various affiliates, which are included as part of “Fees paid to related parties” on the accompanying Combined Statements of Operations. These service expense allocations may be higher or lower than the amounts that would be charged by third parties if the Division did not obtain these services from Cantor. All allocations and estimates in these Combined Financial Statements were based on assumptions that management believes were reasonable under the circumstances.

The accompanying Combined Financial Statements include the accounts of the Division, its majority- and wholly-owned subsidiaries and all variable interest entities for which the Division is the primary beneficiary. Investments in which the Division does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method.

Intercompany transactions and account balances within BGC and the divisions or businesses to be transferred to BGC have been eliminated.

Use of Estimates:    The preparation of these Combined Financial Statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in these Combined Financial Statements. Management believes that the estimates utilized in preparing these Combined Financial Statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from the estimates included in these Combined Financial Statements. In management’s opinion, these Combined Financial Statements include all normal, recurring adjustments that management believes are necessary to fairly state its financial position, operating results and cash flows. The results of operations for any interim period are not necessarily indicative of results for the full year.

Revenue Recognition:    The Division derives its revenues primarily through commissions from brokerage services, fees from certain information products and fees from related parties.

Commissions:    Commissions revenues are derived from agency brokerage transactions, whereby the Division connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

Principal Transactions:    Principal transactions revenues are primarily derived from matched principal transactions, whereby the Division simultaneously agrees to buy securities from one customer and sell them to another customer. A very limited number of trading businesses are allowed to enter into unmatched principal transactions to facilitate a customer’s execution needs for transactions initiated by such customers, or for the purpose of proprietary trading. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity or derivative. Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Market Data:    Market data revenues primarily consist of subscription fees and fees from customized one-time sales provided to customers either directly or via third-party vendors. Market data revenues are recognized ratably over the contract term, except for revenues derived from customized one-time sales, which are recognized as services are rendered.

Fees from Related Parties:    Fees from related parties primarily consist of allocations for back office services provided to Cantor and its affiliates including occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services and information technology. Revenues are recognized as earned on an accrual basis.

Cash and Cash Equivalents:    The Division considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Regulatory Requirements:    Cash segregated under regulatory requirements represents funds received in connection with customer activities that the Division is obligated to segregate or set aside to comply with regulations mandated by the Financial Services Authority in the U.K. (the “FSA”) that have been promulgated to protect customer assets.

Securities Purchased under Agreements to Resell:    Securities purchased under agreements to resell (“Reverse Repurchase Agreements”) are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Division to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Division may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Certain of the Division’s Reverse Repurchase Agreements are with Cantor (see Note 4, Related Party Transactions, for more information regarding these agreements). As of December 31, 2005, the Division had received U.S. Treasury or other fixed income securities as collateral with a fair value of $16.1 million, of which $6.1 million was repledged to exchanges or clearing organizations to fulfill the Division’s deposit requirements. As of December 31, 2004, the Division had not received any securities as collateral. As of September 30, 2006, the Division had received U.S. Treasury or other fixed income securities as collateral with a fair value of $50.5 million, of which $28.8 million was repledged to exchanges or clearing organizations to fulfill the Division’s deposit requirements.

Securities Owned:    Securities owned are comprised of positions held in connection with customer facilitation and liquidity trading, as well as securities held for investment purposes. Securities owned are classified as trading and are marked to market daily based on current listed market prices or broker quotes with the resulting gains and losses included in earnings in the current period. Unrealized and realized gains/losses from securities owned in connection with customer facilitation and liquidity trading are included as part of

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

“Principal transactions” on the accompanying Combined Statements of Operations. Unrealized and realized gains/losses from securities held for investment purposes are included as part of “Other revenues” on the accompanying Combined Statements of Operations.

The Division can pledge securities it owns in order to satisfy deposit requirements at various exchanges or clearing organizations, to collateralize secured short-term borrowings to finance inventory positions and to collateralize securities lending arrangements.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers:    Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers primarily represent principal transactions which have not settled as of their stated settlement dates. Also included in receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers are amounts related to open derivative contracts executed on behalf of the Division’s customers, as well as cash deposited with various clearing organizations to conduct ongoing clearance activities (see Note 7, Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers, for more information regarding these receivables and payables). A portion of the unsettled principal transactions and open derivative contracts that constitute receivables from and payables to brokers, dealers, clearing organizations, customers and related broker-dealers are with related parties (see Note 4, Related Party Transactions, for more information regarding these receivables and payables).

Accrued Commissions Receivable:    Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts of approximately $1.7 million and $1.2 million as of December 31, 2005 and 2004, respectively, and $0.5 million as of September 30, 2006. The allowance is based on management’s estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable.

Forgivable Loans and Other Receivables from Employees:    Forgivable loans and other receivables from employees primarily consist of loan contracts between the Division and the employee that provide for the return of the loan if employment is severed prior to the termination of the contract. The forgivable loans are stated at historical value net of amortization, which is calculated using the straight-line method over the term of the contract, which is generally two or three years. Also included in forgivable loans and other receivables are advances on bonuses and salaries and other loan contracts that the Division may, from time to time, execute with employees. The Division expects to fully recover the forgivable loans if employees terminate their employment prior to the expiration of the contract, and expects to fully recover other advances and loans as agreed under the contracts. As such, the Division does not have an allowance related to forgivable loans and other receivables from employees (see Note 4, Related Party Transactions, for more information regarding these loans and other receivables).

Fixed Assets:    Fixed assets are carried at cost net of accumulated depreciation and amortization. Fixed assets are depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Internal and external direct costs of application development and obtaining software for internal use are capitalized and amortized over their estimated economic useful lives of three years on a straight-line method. Leasehold improvements are depreciated over their estimated economic useful lives or the remaining lease term, whichever is shorter, using the straight-line method. Routine repairs and maintenance are expensed as incurred.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

When fixed assets are retired or otherwise disposed of, the related gain or loss is included in operating income. The Division has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance in Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. None of the Division’s assets are legally restricted for the purpose of settling asset retirement obligations.

Long-Lived Assets:    The Division periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets (“SFAS 144”), and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. See Note 8, Fixed Assets, for information regarding asset impairment charges recognized by the Division.

Goodwill and Indefinite Lived Intangible Assets:    Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. As prescribed in SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill and other indefinite lived intangible assets are no longer amortized, but instead are periodically tested for impairment. The Division reviews goodwill and other indefinite lived intangible assets for impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. See Note 10, Goodwill and Other Intangible Assets, for information regarding SFAS 142 goodwill impairment charges recognized by the Division.

Income Taxes:    BGC accounts for income taxes using the asset and liability method pursuant to SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Certain of the entities included within BGC are taxed as U.S. partnerships and are subject to the Unincorporated Business Tax (“UBT”) in the City of New York for which it records an income tax provision. Also, under applicable U.S. federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner’s tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. BGC’s subsidiary, BGC Financial Group, Inc., formerly known as Maxcor Financial Group, Inc. or Euro Brokers is subject to income tax as a corporation. BGC’s foreign subsidiaries are taxed as corporations in their local jurisdiction.

Stock-Based Compensation:    Cantor provides awards to certain employees of the Division in the form of grant units in Cantor (“grant units”). Grant units entitle the employees to participate in quarterly distributions of Cantor’s income and to receive certain post-termination payments.

Prior to January 1, 2006, the Division accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employee (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Under that guidance, the Division recorded compensation expense for the quarterly distribution of income by Cantor for the grant units.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

Effective January 1, 2006, the Division adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), using the modified prospective method. These Combined Financial Statements as of and for the interim period ended September 30, 2006 reflect the impact of adopting SFAS 123R. In accordance with the modified prospective method, these Combined Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. Grant units are accounted for as liability awards under SFAS 123R. SFAS 123R requires that the Division record an expense for liability awards at fair value each reporting period and that the change in fair value of that liability of Cantor be reflected as stock-based compensation expense in the Division’s Combined Statement of Operations. In addition, the quarterly distributions on such grant units are included in the Division’s compensation expense as a non-cash charge.

As a result of adopting SFAS 123R on January 1, 2006, the Division incurred an expense of approximately $10.1 million in the first quarter of 2006 in conjunction with a liability incurred by Cantor for the grant units that were held by BGC employees. The impact of the initial adoption of SFAS 123R is recorded as “Cumulative effect of a change in accounting principle, net of income tax” on the accompanying Combined Statements of Operations. During the nine months ended September 30, 2006, as a result of Cantor’s decision to redeem substantially all of these grant units that were held by BGC employees, the Division recorded a change in the fair value of the liability incurred by Cantor for employees of the Division as a non-cash compensation expense of $18.1 million.

The full impact of the adoption of SFAS 123R will depend on levels and types of share-based compensation arrangements in the future, along with the valuation model used and related assumptions.

Foreign Currency Transactions:    The functional currency for the Division’s non-U.S. based operations is the U.S. dollar. Revenues and expenses of the Division’s foreign subsidiaries are remeasured at the average rates of exchange for the period, and assets and liabilities are remeasured at end-of-month-rates of exchange. Gains or losses resulting from these foreign currency remeasurements are included as part of “Other revenues” on the accompanying Combined Statements of Operations.

Derivative Financial Instruments:    Derivative contracts are instruments, such as futures, forwards or swaps contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be listed and traded on an exchange, or they may be privately negotiated contracts, which are often referred to as OTC derivatives. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

The accounting for derivative contracts is established in SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that an entity recognize all derivative contracts as either assets or liabilities in the Combined Statements of Financial Condition and measure those instruments at fair value. The fair value of all derivative contracts is recorded on a net-by-counterparty basis on the accompanying Combined Statements of Financial Condition where management believes a legal right of setoff exists under an enforceable netting agreement. The Division has both OTC and exchange-traded derivative contracts. These derivative contracts primarily consist of bond futures, commodities, interest rate and foreign exchange (“FX”) futures, options, forwards and swaps. The Division enters into derivative contracts to facilitate client transactions, to hedge principal positions and to facilitate hedging activities of affiliated companies. The Division’s open derivative contracts are recognized at the fair value of the related assets and

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

liabilities as part of “Receivables from or payables to brokers, dealers, clearing organizations, customers and related broker dealers” on the accompanying Combined Statements of Financial Condition.

Fair values of the Division’s derivative contracts are determined from quoted market prices or other public price sources. The Division does not designate any of its derivative contracts as hedges for accounting purposes. The change in fair value of derivative contracts is reported as part of “Principal transactions” on the accompanying Combined Statements of Operations.

Recently Adopted Accounting Pronouncements:

SFAS No. 123R: Effective January 1, 2006, the Division adopted SFAS 123R using the modified prospective method.

FIN 47: In March 2005, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 (“FIN 47”), to clarify the timing of the recording of certain asset retirement obligations required by SFAS No. 143, Accounting for Asset Retirement Obligations. FIN 47 was effective December 31, 2005. The adoption of FIN 47 did not have a material impact on the Division’s Combined Statements of Operations or Financial Condition.

SFAS No. 154: The Division adopted SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28 effective January 1, 2006. SFAS 154 provides guidance on the accounting for, and reporting of, accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. The adoption of SFAS 154 did not have a material impact on the Division’s Combined Statements of Operations or Financial Condition.

EITF 04-5: The Division adopted Emerging Issues Task Force (“EITF”) Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights on June 29, 2005 for all newly-formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified and on January 1, 2006 for all other limited partnerships. The EITF consensus requires a general partner in a limited partnership to consolidate the limited partnership unless the presumption of control is overcome. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have: (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without having to show cause or (b) substantive participating rights in managing the partnership. This guidance became effective upon ratification by the FASB. The adoption of EITF 04-5 did not have a material impact on the Division’s Combined Statements of Operations or Financial Condition.

FIN 46(R)-6: In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R), (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 requires that the determination of the variability to be considered in applying FIN 46R be based on an analysis of the design of the entity. In evaluating whether an interest with a variable interest entity creates or absorbs variability, FSP FIN 46(R)-6 focuses on the role of a contract or arrangement in the design of an entity,

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

regardless of its legal form or accounting classification. The Division’s adoption of FSP FIN 46(R)-6 on July 1, 2006 did not have a material impact on the Division’s Combined Financial Statements.

New Accounting Pronouncements:

FIN 48: In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a division’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Division as of January 1, 2007. The Division does not anticipate its adoption of FIN 48 on January 1, 2007 will have a material impact on the Division’s Combined Financial Statements.

SFAS No. 157: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 will be effective for the Division as of January 1, 2008. The Division is currently evaluating the potential impact of adopting SFAS 157.

SFAS No. 158: In October 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R) (“SFAS 158”). SFAS 158 requires a calendar year company with publicly traded equity securities that sponsors a postretirement benefit plan to fully recognize, as an asset or liability, the overfunded or underfunded status of its benefit plan(s) in its balance sheet. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. SFAS 158 is effective for financial statements issued for fiscal years ending after December 15, 2006, for entities with publicly traded equity securities. SFAS 158 is required to be adopted by the Division for the year ended December 31, 2006. The adoption of SFAS 158 will not have a material impact on the Division’s Combined Financial Statements.

3. Financial Instruments and Off-Balance Sheet Risks

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Division holds securities and equity investments which

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

are recorded as assets on the accompanying Combined Statements of Financial Condition. The Division is exposed to the risk that securities prices may fluctuate. The Division holds derivative contracts and faces potential market risks related to fluctuations in the interest rates and foreign exchange rates that those derivative contracts are tied to.

Fair Value

Substantially all of the Division’s financial instruments are carried at fair value or amounts which approximate fair value. The fair values of the Division’s financial instruments are based on listed market prices or broker quotes. Changes in the fair value of the Division’s financial instruments are recorded in the Division’s earnings. Declines in the fair market value of the Division’s financial instruments impact the Division’s earnings and could have a material impact on the Division’s financial condition, results of operations and/or cash flows.

Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform its contractual obligations, which could result in the Division incurring losses. As a securities broker and dealer, the Division is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Division’s transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Division’s exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and currencies transactions can be directly impacted by volatile trading markets, which may impair the counterparties’ ability to satisfy their obligations to the Division.

The Division has a credit approval process that generally includes verification of key financial information and operating data and anti-money laundering verification checks. Credit approval is granted by a Global Credit Committee, which is comprised of senior management representatives across the Division’s legal, risk, finance, operations and compliance departments. Additionally, counterparty activity is monitored daily, and the Division has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

The Division’s principal transactions are cleared through various clearing organizations. These activities may expose the Division to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Division has to purchase or sell the financial instrument underlying the contract at a loss. In the event of non-performance, the Division may seek reimbursement for losses from the contracted counterparty. The Division does not anticipate non-performance by counterparties. The Division monitors its credit risk on a daily basis and has a policy of regularly reviewing the credit worthiness of counterparties with which it conducts business.

In 2006, the Division started allowing customers to transact foreign exchange (“FX”) derivatives contracts on margin; therefore, the Division started requiring cash collateral for these transactions. In permitting customers to transact on margin, the Division takes the risk of a market decline that would require a customer to alter the amount of collateral to be deposited. The value of cash collateral held at September 30, 2006 of $21.7

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

million is included as part of “Payables to brokers, dealers, clearing organization, customers and related broker-dealers” on the accompanying Combined Statements of Financial Condition.

Off-Balance Sheet Risk

The Division may be exposed to a risk of loss not reflected on these Combined Financial Statements for certain derivative contracts, including exchange-traded futures and FX options, which represent obligations of the Division to deliver the specified securities at the contracted price; therefore, these derivative contracts may create a liability to purchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Division’s cost to liquidate such securities and futures and options contracts may exceed the amount reported on the accompanying Combined Statements of Financial Condition. The majority of the Division’s derivative contracts are short-term in nature.

4. Related Party Transactions

Administrative Services and Joint Services Agreements

Cantor provides BGC with administrative services and other support for which Cantor charges BGC based on the cost of Cantor providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources and legal services. In addition, under the Amended and Restated Joint Services Agreement which was amended as of October 1, 2005 (the “joint services agreement”), between Cantor, and its affiliate, and eSpeed, a subsidiary of Cantor, eSpeed provides network, data center and other technology services to BGC. eSpeed charges BGC for these services commensurate with the cost of providing them. For the years ended December 31, 2005, 2004 and 2003, BGC was charged $8.8 million, $5.4 million and $4.3 million, respectively. For the nine months ended September 30, 2006 and 2005, BGC was charged $8.0 million and $6.2 million, respectively. These charges are included as part of “Fees paid to related parties” on the accompanying Combined Statements of Operations.

Under various administrative services agreements, BGC provides certain international subsidiaries of Cantor with administrative services and other support for which BGC charges Cantor based on the cost of providing such services plus a mark-up currently at 7.5%. Such support includes allocations for occupancy of office space, utilization of fixed assets, accounting, operations, human resources and legal services. For the years ended December 31, 2005, 2004 and 2003, BGC received $13.1 million, $11.5 million and $8.4 million, respectively. For the nine months ended September 30, 2006 and 2005, BGC received $16.5 million and $10.1 million, respectively. These charges are included as part of “Fees from related parties” on the accompanying Combined Statements of Operations.

The Division has payables to related parties which represent amounts due to Cantor for administrative services and other support provided, and amounts payable for net assets transferred from Cantor. The Division also has receivables from related parties which represent uncollateralized advances and amounts due from affiliates as reimbursement for support services provided, as well as outstanding loan amounts due from an affiliate, Municipal Partners, LLC of $0.8 million and $0.9 million as of December 31, 2005 and 2004, respectively, and $0.0 million as of September 30, 2006. The Division did not record any interest income or interest expense related to these receivables and payables on the accompanying Combined Statements of Operations. The Division has outstanding receivables from related parties as of December 31, 2005 and 2004 of $42.7 million and $82.1 million, respectively, and payables to related parties as of December 31, 2005 and 2004 of $88.0 million and $17.7 million, respectively. As of September 30, 2006, the Division has outstanding

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

receivables from related parties of $148.0 million and outstanding payables to related parties of $237.7 million. Receivables are included as part of “Receivables from related parties” on the accompanying Combined Statements of Financial Condition. Payables are included as part of “Payables to related parties” on the accompanying Combined Statements of Financial Condition.

eSpeed owns and operates electronic trading systems and under the joint services agreement is responsible for providing trading technology to support BGC. The Division and eSpeed share selected revenues under the joint services agreement on a pre-determined schedule based on various factors, including the kind of brokerage services provided by the Division, the nature of the marketplace in which a transaction is effected, and the kind of financial product. For fully-electronic transactions in U.S. Treasuries, Japanese Government Bonds and Foreign Exchange, eSpeed receives 65% of the transaction revenues. For fully-electronic transactions in European Government Bonds, eSpeed receives 65% of the initial $1.5 million in transaction revenues in a calendar year, and can receive up to 50% of the transaction revenues that exceed $1.5 million in a calendar year. For electronic transactions in other products, eSpeed receives 7% of the transaction revenues. For voice-assisted transactions, eSpeed receives 2.5% of the transaction revenues. The Division recognized expenses of $24.5 million, $22.6 million and $22.4 million in relation to these revenue sharing arrangements with eSpeed for the years ended December 31, 2005, 2004 and 2003, respectively. The Division recognized expenses of $22.9 million and $18.7 million in relation to these revenue sharing arrangements with eSpeed for the nine months ended September 30, 2006 and 2005, respectively. These expenses are included as part of “Fees to related parties” on the accompanying Combined Statements of Operations.

The services provided under the administrative services and joint services agreements are related party services because Cantor controls the Division. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Division did not obtain such services from Cantor.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker- Dealers

In Europe and in the U.S., the Division executes trades on behalf of its customers for financial futures products. These products trade and are settled on the CME and the CBOT. As no BGC entity is a clearing member of either futures exchange, the executed transactions are cleared and settled on behalf of BGC customers by Cantor. Additionally, in the U.S., equity and corporate and mortgage-backed debt securities brokered by BGC are cleared and settled by Cantor.

In the U.K., BGC acts as the intermediary for derivative trades between Cantor and its affiliates and various securities exchanges, including Eurex and LCM (LIFFE/LME) clearing organizations. BGC has memberships in these exchanges and places the trades at the exchanges on the behalf of Cantor and its affiliates.

Amounts due from or to Cantor for undelivered securities or open derivative contracts are included as part of “Receivables from and payables to brokers, dealers, clearing organizations, customers and related broker- dealers” on the accompanying Combined Statements of Financial Condition. As of December 31, 2005 and 2004, the Division had receivables from Cantor of $2.4 million and $6.7 million, respectively. As of September 30, 2006, the Division had receivables from Cantor of $15.0 million. Additionally, as of December 31, 2005 and 2004, the Division had payables to Cantor of $2.9 million and $6.5 million, respectively. As of September 30, 2006, the Division had payables to Cantor of $5.6 million.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

Forgivable Loans and Other Receivables from Employees

The Division has entered into various agreements with certain of its employees whereby these employees receive forgivable loans. As of December 31, 2005 and 2004, the unamortized balance of these forgivable loans was $55.0 million and $16.0 million, respectively. As of September 30, 2006, the unamortized balance of these forgivable loans was $51.9 million. These forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Combined Statements of Financial Condition. Amortization expense for these forgivable loans for the years ended December 31, 2005, 2004 and 2003 was $21.4 million, $10.1 million and $4.5 million, respectively. Amortization expense for these forgivable loans for the nine months ended September 30, 2006 and 2005 was $18.3 million and $15.3 million, respectively. Amortization expense for forgivable loans is included as part of “Compensation and employee benefits” on the accompanying Combined Statements of Operations.

Additionally, from time to time, the Division enters into agreements with employees whereby the Division grants bonus and salary advances or other types of loans that are non-forgivable. These advances and loans are repayable to the Division in the timeframes outlined in the underlying agreements. As of December 31, 2005 and 2004, the balance of these advances and non-forgivable loans was $2.5 million and $5.5 million, respectively. As of September 30, 2006, the balance of these advances and non-forgivable loans was $6.7 million. These advances and non-forgivable loans are included as part of “Forgivable loans and other receivables from employees” on the accompanying Combined Statements of Financial Condition.

Securities Purchased Under Agreements to Resell

From time to time, the Division enters into overnight reverse repurchase agreements with Cantor, whereby BGC receives government securities as collateral. As of December 31, 2005 and 2004, the fair value of the collateral received from Cantor was $6.1 million and $0.0 million, respectively. As of September 30, 2006, the fair value of the collateral received from Cantor was $20.9 million.

Notes Payable

The Division had various notes payable outstanding to Cantor for the year ended December 31, 2005 and the nine months ended September 30, 2006 (see Note 12, Long-term notes payable to related parties, for more information regarding these loans). The Division did not have any long-term notes payable outstanding to Cantor for the year ended December 31, 2004.

Grant Units

Cantor provides grant units to certain employees of the Division that entitle those employees to participate in quarterly distributions of income by Cantor and to receive post-termination payments if certain conditions are met (see Note 17, Grant Units, for more information regarding the Division’s treatment of the grant units).

Dispositions

In May 2006, the Division transferred its ownership interest in BGC Markets L.P. to Cantor, which was accounted for by the Division as a deemed dividend (see Note 19, Regulatory Requirements, for more information regarding this transaction).

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

In June 2006, the Division sold the equities brokerage business of ETC Pollak to Cantor (see Note 5, Acquisitions, for more information regarding the sale of this business).

Municipal Partners

In July 2000, the Division purchased the U.S. municipal bond brokerage business and certain other assets of Municipal Partners Inc. (“MPI”). The Division recorded goodwill of $1.8 million relating to this acquisition. In January 2002, the Division sold its municipal bond brokerage business, including assets associated with the MPI acquisition, to Municipal Partners, LLC (“MP LLC”), a company organized by former employees of the Division in exchange for, among other things, a special membership interest in MP LLC. No gain or loss was recognized at the time of this transaction. In addition, the Division loaned $1.0 million to MP LLC, bearing interest at 6%, which is due upon maturation of the loan in 2007. The Division suspended accruing interest on the loan receivable. The Division received the first and second installments on the loan in January 2004 and February 2005, respectively, of $0.1 million each. The balance of the loan receivable as of December 31, 2005 and 2004 was $0.8 million and $0.9 million, respectively. The full outstanding balance of the MP LLC loan was repaid during the nine months ended September 30, 2006. During the year ended December 31, 2003, management concluded that the goodwill related to the MPI acquisition was impaired and wrote off the balance of $1.8 million, which is included as part of “Other expenses” on the accompanying Combined Statement of Operations.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

5. Acquisitions

Euro Brokers

On May 20, 2005, BGC completed its acquisition of Euro Brokers, a leading U.S. and international inter-dealer brokerage firm. The acquisition integrated the brokerage firms and enhanced BGC’s existing operations. Under the terms of the agreement, the stockholders of Euro Brokers received $14 per share in cash. Based on the approximately 7.7 million shares and vested stock options outstanding as of the date of the close, the total purchase price was approximately $97.3 million.

The following table summarizes the components of the net assets acquired (in thousands):

Cash and cash equivalents	$37,689
Securities owned, at market value	7,566
Receivables from brokers, dealers, clearing organizations and customers	37,764
Fixed assets, net	11,514
Other assets	16,020
Intangible assets
Customer related intangibles	5,200
Internally developed software	2,300
Trademark related intangibles	600
Goodwill	45,031

Total assets acquired	$163,684

Securities sold, not yet purchased	76
Payables to brokers, dealers, clearing organizations and customers	2,975
Accounts payable, accrued and other liabilities	63,301

Total liabilities assumed	66,352

Net assets acquired	$97,332

The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations (“SFAS 141”), and accordingly, the assets and liabilities acquired were recorded at their fair value at the date of acquisition. The results of operations of Euro Brokers have been included in the Division’s Combined Financial Statements from the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. Goodwill will not be amortized but will be reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with SFAS 142.

As part of the Euro Brokers acquisition, BGC recorded $45.0 million of goodwill and $8.1 million of purchased intangibles. The purchased intangibles consist of $5.2 million of customer related intangibles, $2.3 million of internally developed software and $0.6 million of trademark related intangibles, which will be amortized over their estimated useful lives at the date of purchase using the straight-line method (see Note 10, Goodwill and Other Intangible Assets, for further discussion of the acquired intangible assets).

In connection with the Euro Brokers acquisition, the Division offered forgivable loans to certain Euro Brokers employees. The Division is amortizing the forgivable loans over a two year period. If an employee leaves the Division before the retention period has ended, they are required to re-pay the unamortized portion of

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

their forgivable loan. As of December 31, 2005 there was $15.8 million included as part of “Forgivable loans and other receivables from employees” related to the forgivable loans extended to retained Euro Brokers employees. For the year ended December 31, 2005, approximately $6.0 million had been amortized related to these pre-paid retention bonuses and is included as part of “Compensation and employee benefits” on the accompanying Combined Statement of Operations.

Also in connection with the Euro Brokers acquisition, the Division paid $8.3 million in severance costs and other acquisition related costs of $10.7 million. These expenses are included in operating income on the accompanying Combined Statement of Operations for the year ended December 31, 2005. These expenses were not included in the purchase price as they did not qualify for inclusion.

ETC Pollak

On September 30, 2005, the Division completed its acquisition of ETC Pollak SAS (“ETC Pollak”), a leading inter-dealer broker in Paris, France. Under the terms of the agreement, the Division paid approximately $13.1 million to acquire the net assets of ETC Pollak. The operations of ETC Pollak included both government bonds and equities brokerage businesses. The Division purchased ETC Pollak with the intention to sell the equities brokerage business to Cantor. The fair value of the equities brokerage business to be sold to Cantor was determined to be approximately $2.5 million and was classified as “Assets available for sale” on the accompanying Combined Statements of Financial Condition. In connection with the acquisition, the Division recorded $2.0 million of goodwill and $5.6 million of purchased intangibles. The purchased intangibles consist primarily of customer related intangibles, which will be amortized over their estimated useful lives using the straight-line method (see Note 10, Goodwill and Other Intangible Assets, for further discussion of the acquired intangible assets).

The following table summarizes the components of the net assets acquired (in thousands):

Cash	$1,852
Receivables	8,044
Fixed assets, net	3,118
Assets available for sale	2,540
Intangible assets
Trademarks and trade names	649
Customer-related intangibles	2,732
Internally-developed software	590
Covenant not-to-compete	1,628
Goodwill	1,976

Total assets acquired	$23,129
Accounts payable, accrued and other liabilities	10,057

Total liabilities assumed	10,057

Net assets acquired	$13,072

The acquisition was accounted for as a purchase transaction in accordance with SFAS 141, and accordingly, the assets and liabilities acquired were recorded at their fair value at the date of acquisition. The results of

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

operations of ETC Pollak have been included in the Division’s Combined Financial Statements from the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. Goodwill will not be amortized but will be reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with SFAS 142.

In June 2006, the Division sold the equities brokerage business of ETC Pollak to Cantor for $2.6 million. The difference between the amount paid by Cantor and the fair value of the assets sold was recorded by the Division as a capital contribution from Cantor. The operations of the equities brokerage business sold to Cantor are presented as discontinued operations on the accompanying Combined Statements of Operations from the time of acquisition through the time of sale.

Unaudited Pro Forma Financial Information

The following unaudited pro forma information for the year ended December 31, 2005 assumes the acquisition of Euro Brokers and ETC Pollak occurred on January 1, 2005 (in thousands):

Revenues:
Commissions	$446,867
Principal transactions	120,578
Fees from related parties	13,059
Market data	16,283
Interest	10,461
Other revenues	1,440

Total revenues	608,688
Expenses:
Compensation and employee benefits	488,890
Selling and promotion	33,550
Occupancy and equipment	50,336
Communications	43,269
Professional and consulting fees	30,603
Fees to related parties	33,277
Commissions and floor brokerage	7,000
Interest expense	15,909
Other expenses	31,351

Total expenses	734,185

Loss from continuing operations before minority interest and income taxes	(125,497)
Gain applicable to minority interest	(16)
Benefit for income taxes	(7,634)

Loss from continuing operations	(117,847)
Loss from discontinued operation, net of income tax	(117)

Net loss	$(117,964)

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

6. Securities Owned

The Division’s securities owned consisted of the following (in thousands):

	September 30,	December 31,
	2006	2005	2004
Government debt	$16,299	$10,198	$6,873
Corporate bonds	37,909	40,170	38,033

	54,208	50,368	44,906
Investment securities	—	9,127	12,175

	$54,208	$59,495	$57,081

Investment securities represent shares in the London Stock Exchange Plc. (“LSE”) and NASDAQ Stock Market, Inc. carried at fair value. The Division sold its investment in the NASDAQ Stock Market, Inc., recognizing a gain of $2.1 million, which is included as part of “Other revenues” on the accompanying Combined Statements of Operations, for the nine months ended September 30, 2005 and the year ended December 31, 2005. During the nine months ended September 30, 2006, BGC sold the shares it owned in LSE and realized a gain of $8.9 million, which is included as part of “Other revenues” on the accompanying Combined Statements of Operations.

As of December 31, 2005 the Division had pledged $19.3 million of securities owned as collateral; of these pledged securities, $10.2 million was pledged to satisfy deposit requirements at various exchanges or clearing organizations and $9.1 million was pledged to collateralize a securities lending transaction with Cantor, which is included as part of “Securities loaned to related parties” on the accompanying Combined Statements of Financial Condition. As of December 31, 2004, the Division had pledged $6.8 million of securities owned as collateral to satisfy deposit requirements at various exchanges or clearing organizations. As of September 30, 2006, the Division had pledged $17.9 million of securities owned as collateral; of these pledged securities, $6.3 million was pledged to satisfy deposit requirements at various exchanges or clearing organizations and $11.6 million was pledged to collateralize a short-term borrowing transaction.

As of September 30, 2006 and December 31, 2005 and 2004, there were no impairments to the securities owned by the Division.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

7. Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Customers and Related Broker-Dealers

Receivables from and payables to brokers, dealers, customers and related broker-dealers primarily represent amounts due for undelivered securities and amounts related to open derivative contracts. Receivables from clearing organizations primarily represent cash on deposit with various exchanges and clearing organizations to facilitate the settlement and clearance of certain of the Division’s brokerage activities.

The receivables and payables consisted of the following (in thousands):

	September 30,	December 31,
	2006	2005	2004
Receivables from brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to deliver	$856,004	$212,182	$48,291
Net pending trades	18,342	—	8,952
Open derivatives contracts	6,828	5,195	11,510
Receivables from clearing organizations	121,068	48,468	60,442
Other receivables from brokers, dealers and customers	140,574	43,664	4,818

Total	$1,142,816	$309,509	$134,013

Payables to brokers, dealers, clearing organizations, customers and related broker-dealers:
Contract value of fails to receive	$885,425	$212,863	$46,787
Net pending trades	—	4,544	—
Open derivatives contracts	6,587	4,309	11,701
Payables to clearing organizations	175,930	56,436	112,231
Other payables to brokers, dealers and customers	55,947	5,439	—

Total	$1,123,889	$283,591	$170,719

A portion of these receivables and payables are with Cantor (see Note 4, Related Party Transactions, for additional information related to these receivables and payables).

Substantially all open fail to deliver and fail to receive transactions as of September 30, 2006 have subsequently settled at the contracted amounts.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

8. Fixed Assets

Fixed assets consisted of the following (in thousands):

	September 30,	December 31,
	2006	2005	2004
Computer and communication equipment	$74,919	$72,491	$30,676
Leasehold improvements and other	83,422	65,501	35,227
Computer software	17,220	16,708	5,660

	175,561	154,700	71,563
Less: Accumulated depreciation and amortization	(99,478)	(95,520)	(44,838)

Fixed assets, net of accumulated depreciation	$76,083	$59,180	$26,725

Depreciation expense was $20.7 million, $6.6 million and $3.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Depreciation expense was $16.4 million and $10.8 million for the nine months ended September 30, 2006 and 2005, respectively. Depreciation is included as part of “Occupancy and equipment” on the accompanying Combined Statements of Operations. During the years ended December 31, 2005, 2004 and 2003, $38.6 million, $13.7 million and $3.6 million of costs related to fixed assets were capitalized, respectively. During the nine months ended September 30, 2006 and 2005, $34.8 million and $27.0 million of costs related to fixed assets were capitalized, respectively. For the year ended December 31, 2005 there is approximately $3.2 million of accelerated depreciation included in depreciation expense related to the disposal of certain fixed assets in London in conjunction with the Division’s move to its new London offices. For the nine months ended September 30, 2006 and 2005, the depreciation included as part of “Occupancy and equipment” on the accompanying Combined Statement of Operations includes $3.2 million and $1.6 million of accelerated depreciation expense, respectively, related to the disposal of certain fixed assets in London in conjunction with the Division’s move to its new London offices. Additionally, during the nine months ended September 30, 2006, the Division wrote off fully depreciated assets of approximately $12.9 million.

In accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”), Euro Brokers capitalized qualifying computer software costs incurred during the application development stage until they were acquired by the Division in May 2005. Since the date of acquisition, eSpeed has provided all necessary technology services to Euro Brokers under the joint services agreement (see Note 4, Related Party Transactions, for more information regarding the technology services provided by eSpeed). The computer software costs capitalized prior to the acquisition are being amortized over their estimated useful life of three years on a straight-line basis. For the year ended December 31, 2005, the Division capitalized $0.3 million of costs related to software development. For the year ended December 31, 2005, the accompanying Combined Statements of Operations include $0.3 million in relation to the amortization of software development costs. For the nine months ended September 30, 2006 and 2005, the accompanying Combined Statements of Operations include $0.3 million and $0.2 million, respectively, in relation to the amortization of software development costs. Amortization of software development costs is included as part of “Occupancy and equipment” on the accompanying Combined Statements of Operations.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

The following table details the Division’s liability for its asset retirement obligations primarily relating to operating leases (in thousands):

	September 30,	December 31,
	2006	2005	2004
Asset retirement obligation at the beginning of the period	$1,980	$—	$—
Liabilities incurred	—	2,072	—
Accretion expense (income)	212	(92)	—

Asset retirement obligation at the end of the period	$2,192	$1,980	$—

Accretion expense or income is included as part of “Occupancy and equipment” on the accompanying Combined Statements of Operations.

9. Investment and Joint Venture

The investment consisted of the following (in thousands):

	September 30,	December 31,
	2006	2005	2004
Freedom International Brokerage	$9,815	$9,702	$9,811

Freedom:    Cantor formed a limited partnership (the “Freedom LP”) to acquire an interest in Freedom International Brokerage (“Freedom”), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company with eSpeed. eSpeed contributed 310,769 shares of its Class A common stock, valued at approximately $7.0 million, to the Freedom LP as a limited partner. eSpeed shares in 15.0% of the Freedom LP’s cumulative profits but not in cumulative losses. Cantor contributed 103,588 shares of eSpeed’s Class A common stock, valued at approximately $2.3 million, as the general partner. Cantor is allocated all of the Freedom LP’s cumulative losses or 85.0% of the cumulative profits. The Freedom LP exchanged the 414,357 shares for a 66.7% interest in Freedom.

Cantor contributed its share of the Freedom LP to the Division as part of the global reorganization. The Division consolidates Freedom LP. Accordingly the Division recognizes minority interest for the remaining investment held by eSpeed. Freedom LP’s sole operations consist of its investment in Freedom which Freedom LP accounts for as an equity method investee.

For the years ended December 31, 2005, 2004 and 2003, Freedom LP’s share of Freedom’s net (loss) income was approximately $(0.1) million, $(0.4) million and $0.4 million, respectively. For the nine months ended September 30, 2006 and 2005, the Division’s share of Freedom’s net income was $0.1 million and approximately $0.0 million, respectively. The Division’s share of Freedom’s income and losses are included as part of “Other revenues” on the accompanying Combined Statements of Operations.

Tokyo Venture:    As part of the Division’s acquisition of Euro Brokers in May 2005, it acquired Euro Brokers Switzerland SA (“EBS”) a subsidiary of Euro Brokers. In July 2001, EBS entered into a Silent Partnership Agreement (the “Tokyo Venture”) and an Amended and Restated Business Alliance Agreement with Nittan Capital Group Limited and other entities in the Nittan Group (“Nittan”). Under the terms of the Agreement, EBS invested $0.2 million in the Tokyo Venture in return for 57.25% of its profits (and losses). The Division accounts for its share of the results of operations of the Tokyo Venture as part of “Other revenues” on the accompanying Combined Statements of Operations as non-equity income or loss for contractual arrangements.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

On February 6, 2006, the Division gave notice of termination of the Agreement, side letters and other agreements to Nittan. The Division stated the notice would take effect on May 31, 2006. Nittan accepted the Division’s entitlement to terminate but stated that the termination would not be effective until August 7, 2006. The Division is working on a settlement arrangement with Nittan regarding the termination, and does not believe the final settlement will be material to the Division’s results of operations or cash flows (see Note 16, Commitments, Contingencies and Guarantees, for more information regarding this dispute).

10. Goodwill and Other Intangible Assets

The carrying amount of goodwill consisted of the following (in thousands):

	September 30,
		December 31,
	2006	2005	2004
Euro Brokers	$45,031	$45,031	$—
ETC Pollak	1,976	1,976	—

Total goodwill	$47,007	$47,007	$—

The goodwill related Euro Brokers and ETC Pollak acquisitions is more fully discussed in Note 5, Acquisitions. As a result of impairment testing under SFAS 142, the Division recorded a goodwill impairment loss associated with the MPI of $1.8 million (see Note 4, Related Party Transactions, for more information regarding the acquisition of MPI), which has been recorded as part of “Other expenses” on the accompanying Combined Statements of Operations for the year ended December 31, 2003.

Other intangible assets consisted of the following (in thousands):

	September 30,
		December 31,
	2006	2005	2004
Acquired customer relationships, contracts and technology	$13,699	$13,699	$—
Less: accumulated amortization	(3,514)	(1,630)	—

Other intangible assets, net	$10,185	$12,069	$—

For the years ended December 31, 2005, 2004 and 2003 the Division recorded intangible amortization expense of $1.6 million, $0.0 million and $0.0 million, respectively. For the nine months ended September 30, 2006 and 2005 the Division recorded intangible amortization expense of $1.9 million and $0.6 million, respectively. Intangible amortization expense is included as part of “Occupancy and equipment” on the accompanying Combined Statements of Operations. In the fourth quarter of 2005, the Division decided not to utilize one of the trademarks acquired with Euro Brokers. Accordingly, intangible amortization expense for the year ended December 31, 2005 includes accelerated amortization of approximately $0.6 million, relating to the trademark. The Division did not have any accelerated amortization expense related to other intangible assets for the years ended December 31, 2004 and 2003 or the nine months ended September 30, 2006 and 2005.

The estimated aggregate intangible amortization expense for each of the next five fiscal years is as follows: $2.5 million in 2006, $2.3 million in 2007, $1.7 million in 2008, $1.7 million in 2009 and $1.3 million in 2010.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

The weighted-average amortization period for intangible assets subject to amortization is as follows, in years:

	2006	2005	2004
Trademark and trade names	5	5	—
Customer-related intangible	8	8	—
Internally developed software	5	5	—
Covenant not-to-compete	2	2	—

Total definite-lived intangible assets	4.7	4.8	—

11. Short-term Borrowings

Short-term borrowings represent unsecured and secured borrowings from banks that bear interest at fluctuating rates based on prevailing interbank funds rates. Secured borrowings are collateralized by firm-owned securities. As of December 31, 2005 and 2004, the Division had unsecured short-term borrowings of $8.5 million and $68.4 million, respectively. As of September 30, 2006, the Division had secured short-term borrowings of $14.5 million. For the years ended December 31, 2005, 2004 and 2003, the Division recorded $0.6 million, $1.1 million and $0.2 million of interest expense on short-term borrowings, respectively. For the nine months ended September 30, 2006 and 2005, the Division recorded $0.2 million and $0.5 million of interest expense on short-term borrowings, respectively. Interest expense on short-term borrowings is included as part of “Interest expense” on the accompanying Combined Statements of Operations.

12. Long-term Notes Payable to Related Parties

Long-term notes payable to related parties are summarized as follows (in thousands):

		September 30,
			December 31,
	Maturity	2006	2005	2004
Euro Brokers Promissory Notes(a)	2012	$108,318	$108,318	$—
Other CFLP Notes(b)	2007-8	88,000	46,000	—

		196,318	154,318	—
Less: current portion(c)		(46,000)	—	—

		$150,318	$154,318	$—

(a)	On May 20, 2005 the Division borrowed $75.0 million with a fixed interest rate of 9.22% from Cantor and an additional $33.3 million with a fixed interest rate of 8.72% from Cantor to provide financing for its acquisition of Euro Brokers (see Note 5, Acquisitions, for more details regarding the Euro Brokers acquisition). The Euro Brokers Promissory Notes are due May 20, 2012 and can be repaid at any time with no pre-payment penalties. Debt payment may be accelerated for failure to make payments when due or as a result of bankruptcy.
(b)

Other CFLP Notes, which were issued to finance expansion efforts and ongoing operations, are subordinated notes that bear interest at the six-month LIBOR rate plus an additional 2%. The interest rates are reset semi-annually. As of September 30, 2006, the rates range from 7.16% to 7.42%. The maturity of the $46 million of Other CFLP Notes range from March to June of 2007 and no principal payments are due to be paid until maturity. The maturity of $42 million of Other CFLP Notes is April 2008 and no principal

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

payments are due to be paid until maturity. Debt payment may be accelerated for failure to make payments when due or as a result of bankruptcy.
(c)	Current portion represents principal payments due in the next 12 months.

The Division incurred gross interest expense related to long-term notes payable to related parties of approximately $7.9 million, $0.0 million and $0.0 million for the years ended December 31, 2005, 2004 and 2003, respectively, as part of “Interest expense” on the accompanying Combined Statements of Operations. The Division incurred gross interest expense of approximately $11.0 million and $4.8 million for the nine months ended September 30, 2006 and 2005, respectively. Interest expense for long-term notes payable to related parties is recorded as part of “Interest expense” on the accompanying Combined Statements of Operations. The Division’s long-term notes payable to related parties do not contain financial or operating covenants.

13. Other Assets

Other assets consisted of the following (in thousands):

	September 30,
		December 31,
	2006	2005	2004
Prepaid expenses	$18,101	$15,203	$8,929
Taxes receivable	12,885	12,314	—
Rent deposits	3,884	3,795	1,958
Assets available for sale	—	2,540	—
Other	7,058	6,296	12,785

Total other assets	$41,928	$40,148	$23,672

14. Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities consisted of the following (in thousands):

	September 30,
		December 31,
	2006	2005	2004
Taxes payable	$62,958	$68,085	$31,044
Vacant property provision	20,190	5,253	—
Accounts payable	18,062	15,562	20,383
Accrued expenses	14,333	11,552	6,566
Accrued professional fees	10,935	10,519	3,440
Litigation reserve	9,634	4,618	850
Accrued clearance and settlement fees	5,421	2,019	3,524
Asset retirement obligation	2,192	1,980	—
Other	13,613	3,528	6,868

Total accounts payable, accrued and other liabilities	$157,338	$123,116	$72,675

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

15. Income Taxes

Certain of the Division’s entities are taxed as U.S. partnerships; therefore, the tax liability or benefit related to the partnership’s income or loss rests with the partners, rather than the partnership entity. As such, the liability or benefit is not reflected in the Division’s Combined Financial Statements. The tax related assets, liabilities, provisions or benefits included in the Division’s Combined Financial Statements reflect the results of the entities that are taxed as corporations, either in the U.S. or in foreign jurisdictions.

The components of the income tax (benefit) provision are summarized below (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
					(unaudited)
Current:
Foreign	$(4,834)	$2,557	$11,667	$(8)	$144
U.S. state and local	100	—	—	—	—
UBT/Capital	481	551	401	246	359

	(4,253)	3,108	12,068	238	503
Deferred:	(3,409)	(531)	1,803	(305)	(182)

(Benefit) provision for income taxes	$(7,662)	$2,577	$13,871	$(67)	$321

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Differences between the Division’s income tax expense (benefit) and the amount calculated utilizing the U.S. federal statutory rate is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
					(unaudited)

Federal income tax (benefit) expense at 34% statutory rate	$(5,576)	$—	$—	$(702)	$(3,733)
State corporate income tax expense	100	—	—	10	7
Foreign income tax (benefit) expense, net of federal benefit	(8,418)	2,026	13,470	(8)	144
State capital and City UBT taxes	481	551	401	246	359
Other non-deductible/(taxable) items	1,017	—	—	1,207	696
Tax benefit of foreign and federal net operating loss not currently recognized	4,734	—	—	—	2,848
Tax benefit of foreign and federal net operating loss currently recognized	—	—	—	(820)	—

(Benefit) provision for income taxes	$(7,662)	$2,577	$13,871	$(67)	$321

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

Significant components of the Division’s deferred tax assets and liabilities were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
					(unaudited)
Deferred tax assets:
Fixed assets	$924	$—	$—	$989	$593
Net operating loss carry-forwards	19,061	6,195	4,618	23,257	20,365

Total deferred tax assets	19,985	6,195	4,618	24,246	20,958
Valuation allowance	(16,500)	(6,021)	(4,618)	(18,756)	(20,191)

Net deferred tax assets	3,485	174	—	5,490	767

Deferred tax liability:
Unrealized gain on investment	1,803	1,803	1,803	—	1,803
Fixed assets	2,931	800	1,076	2,518	3,803

Net deferred tax liabilities	4,734	2,603	2,879	2,518	5,606

Net deferred income tax (liability) asset	$(1,249)	$(2,429)	$(2,879)	$2,972	$(4,839)

The valuation allowance against deferred tax assets was primarily related to currently non-deductible net operating loss carry-forwards where it appears, more likely than not, that such item will not be realized in the future.

16. Commitments, Contingencies and Guarantees

Leases

The Division is obligated for minimum rental payments under various non-cancelable operating leases, principally for office space, expiring at various dates through 2021. As of September 30, 2006 minimum lease payments under these arrangements are as follows (in thousands):

	Minimum Lease Payments	Projected Sub-lease Receipts	Net Lease Commitment
2006	$5,659	$—	$5,659
2007	25,598	—	25,598
2008	23,234	1,997	21,237
2009	22,414	3,993	18,421
2010	21,730	3,993	17,737
2011 and Thereafter	135,555	31,452	104,103

Total	$234,190	$41,435	$192,755

Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $11.0 million, $4.8 million and $4.4 million, respectively. Rent expense for the nine months ended September 30, 2006 and 2005 was $7.9 million and $8.5 million, respectively. Rent expense is included as part of “Occupancy and equipment” on the accompanying Combined Statements of Operations.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

In 2006, the Division established new U.K. offices at One Churchill Place in London. In connection with the London move, the amortization of the leasehold improvements of the current London office was accelerated so as to be fully amortized when the Division finalized the move in 2006. For the year ended December 31, 2005, the Division recorded $3.2 million in accelerated depreciation and $5.3 million in net future lease commitments in conjunction with the London office moves. For the nine months ended September 30, 2006 and 2005, the Division recorded $3.2 million and $1.6 million, respectively, in accelerated depreciation in conjunction with the London office moves. The Division also recorded net future lease commitments of $14.9 million and $4.5 million for the nine months ended September 30, 2006 and 2005, respectively, in conjunction with the London office moves.

The Division entered into a sub-lease agreement for the leasehold it vacated at One America Square in July 2005. The Division will not receive any sub-lease rental payments under this arrangement until 2008.

Letter of Credit Agreements

The Division has irrevocable uncollateralized letters of credit with various banks that are used in lieu of margin and deposits with clearing organizations. As of September 30, 2006, the Division did not have any funds available under these letters of credit. Additionally, as an affiliate of Cantor, the Division has the ability to utilize irrevocable uncollateralized letters of credit facilities, which are guaranteed by Cantor and are available to certain of Cantor’s affiliates. The Division can only draw down on these facilities to the extent that there are portions not utilized by other Cantor affiliates. As of September 30, 2006, the Division is contingently liable for $35 million under these letters of credit. The Division pays an average fee of .38% on its letters of credit.

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending against the Division. In some of these actions, substantial amounts are claimed. The Division is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Division’s business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

Legal reserves are established in accordance with SFAS No. 5, Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. As of September 30, 2006, the Division had legal reserves of approximately $9.6 million with regards to the matters discussed below.

The most significant matters include the following:

On February 15, 2006, the SEC issued a formal order of investigation into trading by certain inter-dealer brokers in the government and fixed income securities markets. The formal order alleges that the broker-dealers named therein, including us, (1) may have made fictitious quotations or made false or misleading statements about the prices at which U.S. treasury or other fixed income securities would be purchased or sold, (2) may have fabricated market quotations or trading activity in U.S. Treasury or other fixed income securities to stimulate trading and to generate commissions, (3) may have engaged in “front running” or “interpositioning,” (4) may have engaged in fraudulent, deceptive or manipulative acts to induce the purchase or sale of government securities, (5) may have failed to keep and preserve certain books and records as required by the SEC and/or the

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

Treasury and (6) may have failed to supervise with a view to preventing violations of applicable rules and regulations as required by the Exchange Act. The Division is cooperating in the investigation.

In September 2005, the National Australia Bank Limited (“NAB”) threatened a claim against BGCI and BGC Capital Markets (Japan) LLC (formerly known as Cantor Fitzgerald LLC), (“BGC Capital Markets (Japan)”). From September 2001 through January 2004, NAB employees who traded in foreign exchange options allegedly lost substantial money and allegedly overstated the positions which they held. NAB claims that it was the object of conduct by BGCI and BGC Capital Markets (Japan) and certain traders on NAB’s currency options desk, whereby BGCI and BGC Capital Markets (Japan) allegedly provided misleading and deceptive independent revaluation rates to NAB’s middle office, which were then purportedly relied upon by NAB. NAB alleges that the supply of these revaluation rates prevented NAB from discovering the true position of the currency options portfolio and that it subsequently sustained trading losses of AUD 311 million (or, based on an exchange rate of 0.75 at September 30, 2006, approximates $233 million). The 2006 NAB annual report claims that NAB’s total loss amounted to AUD 539 million (or, based on an exchange rate of 0.75 at September 30, 2006, approximately $405 million), implying that its consequential losses amounted to AUD 228 million (or, based on an exchange rate of 0.75 at September 30, 2006, approximately $171 million). No proceedings have been filed to date. BGCI and BGC Capital Markets (Japan) have investigated and are investigating the legal and factual basis of the NAB allegations. At this time, based on the information provided, the Division believes that it has substantial defenses in respect of the losses claimed by NAB. Accordingly, the Division does not believe that BGCI and BGC Capital Markets (Japan) are responsible for the losses claimed by NAB. Nevertheless, if NAB were to bring an action against BGCI and BGC Capital Markets (Japan) and BGCI and BGC Capital Markets (Japan) did not prevail, BGCI and BGC Capital Markets (Japan) could be subject to substantial liability, and in any event, would likely incur significant legal and other costs in connection with the defense of any such action, however, at this time, the Division is unable to estimate a loss or range of losses. The impact of such a loss could be material to the Division’s results of operations, financial condition or cash flows.

Employment and Competitor-Related Litigation

From time to time, BGC Partners and its affiliates are involved in litigation, claims and arbitrations, in the U.S. and internationally, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by its competitors or with respect to terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims, and arbitration between competitors regarding employee hiring is not uncommon.

ICAP Australia Pty Ltd., (“ICAP Australia”), brought proceedings against BGC Partners (Australia) Pty Ltd., which the Division refers to as BGC Australia, and certain of its employees in Federal Court of Australia, New South Wales District Registry, Australia. In January 2005, ICAP Australia obtained an injunction that restrained BGC Australia from utilizing the services of the ICAP Australia employees hired by BGC Australia, and also restrained it from inducing any breach of a contract of employment between ICAP Australia and any other employees that were providing services to ICAP Australia on January 28, 2005. ICAP Australia also brought proceedings against its former employees for breach of contract and against BGC Australia for inducing breach of contract and conspiring with certain of its employees to intentionally cause injury to ICAP Australia. Expert evidence has been disclosed by the parties, although this may be revised following further disclosure of documents by the parties on quantum, which is due to take place in March 2007. The Division does not believe the impact of this case will be material to the Division’s results of operations, financial condition or cash flows.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

In April 2005, ICAP (Hong Kong) Limited, (“ICAP Hong Kong”), commenced proceedings against BGC Securities (Hong Kong) LLC, BGC Capital Markets (Hong Kong) Limited and thirty-seven other defendants in the High Court of the Hong Kong SAR. In accordance with Hong Kong law, following the resignation of these brokers from ICAP Hong Kong (one of whom later returned to work for ICAP Hong Kong) on March 22, 2005 and certain back office staff on April 1, 2005, BGC Securities (Hong Kong) LLC tendered certain amounts to ICAP Hong Kong to buy out the notice periods under such employees contracts, which ICAP Hong Kong had accepted. ICAP Hong Kong has failed in their injunction applications against the broker defendants and BGC, although it obtained specific undertakings directly from BGC and one of its employees. ICAP Hong Kong has also brought proceedings for damages against BGC and certain of its former employees for a number of claims, including for soliciting and procuring an en masse resignation of employees of ICAP Hong Kong, wrongful receipt and misuse by BGC of information disclosed by two former employees of ICAP Hong Kong relating to the remuneration and personnel details of other employees of ICAP Hong Kong, and conspiracy between BGC and two former employees of ICAP Hong Kong with the intent to injure or cause loss by unlawful means to ICAP Hong Kong. The High Court of the Hong Kong SAR refused a request on December 6, 2005 from ICAP Hong Kong for a split trial between quantum and liability. In addition, ICAP Hong Kong sought to obtain summary judgment against BGC. The High Court of the Hong Kong SAR refused the summary judgment application on November 8, 2006 and ordered that costs be awarded to BGC and the employee defendants. An appeal of the split trial decision was scheduled to take place on December 14, 2006. However, the appeal by ICAP Hong Kong of the split trial decision and the appeal by ICAP Hong Kong of an application for further and better particulars were withdrawn on November 29, 2006, with costs to be awarded to BGC and the employee defendants. An appeal by ICAP Hong Kong of the summary judgment decision is pending.

Tullett Prebon (Singapore) Limited (formerly known as Prebon Yamane (Singapore) Limited) and two related companies brought a consolidated action in the Singapore High Court against a subsidiary of the Division’s, BGC International (Singapore Branch), and fifty-five of its brokers who left Tullett Prebon (Singapore) Limited and had started to work with the Division. Tullett Prebon (Singapore) Limited alleged that BGC International (Singapore Branch) breached certain contracts with Tullett Prebon (Singapore) Limited in February 2005 (and some at a later date in 2005) and that BGC International (Singapore Branch) and certain of its employees conspired together to induce those broker defendants to breach their contracts. Injunction proceedings were brought in February 2005 and although interim injunctions were obtained, these were overturned shortly thereafter. Tullett Prebon (Singapore) Limited sought damages for breach of contract and conspiracy. The trial commenced on October 30, 2006 and finished on November 23, 2006. The claims of Tullett Prebon (Singapore) Limited were settled by agreement on November 23, 2006 (the “settlement agreement”). Since the settlement was reached, BGC International (Singapore Branch) believes that there have been breaches by Tullett Prebon (Singapore) Limited of the settlement agreement. Tullett Prebon (Singapore) Limited denies committing any breaches of the settlement agreement and seeks as alternative relief reinstatement of its original claims seeking $42 million. On December 22, 2006, the same parties who brought the consolidated action referred to above brought an action in the Singapore High Court against BGC International (Singapore Branch) and the other parties to the settlement agreement. The claim alleges that such parties have breached their obligations under the settlement agreement. BGC International (Singapore Branch) denies these allegations and has issued a defense and counterclaim to pursue its rights in respect of what it believes to be breaches of the settlement agreement by Tullett Prebon (Singapore) Limited. The Division has reserved an amount it believes to be sufficient to cover the final settlement of the case. The reserve is reflected as part of “Accounts payable, accrued and other liabilities” on the accompanying Combined Statements of Financial Condition.

In December 2006, Nittan Capital Group Limited (“Nittan”) threatened a claim against Euro Brokers (Switzerland) S.A. (“EBS”) arising out of a Tokyo-based derivatives brokering arrangement entered into between

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

them pursuant to a written agreement dated as of July 1, 2001. EBS, which had a 57.25% interest in the venture, terminated the agreement by written notice of termination; Nittan and EBS dispute the effective date of termination. Nittan claims that termination of the agreement cannot be effective prior to August 7, 2006, and claims that EBS owes Nittan JPY 149 million (or, based on an exchange rate of .01 at September 30, 2006, approximately $1.3 million) for the period October 1, 2005 through March 31, 2006, and indicated that it will also seek to collect additional sums from EBS for the period April 1, 2006 through August 7, 2006. EBS is investigating Nittan’s claim and evaluating EBS’s defenses, offsets and counterclaims. The Division believes it has reserved adequately for the complete resolution of the matter.

In addition to those set forth above, several other disputes and litigations both as plaintiff and as defendant with the Division’s competitors are currently pending. In the past, the Division has had litigations both as plaintiff and defendant with its competitors, including local brokers. While the Division cannot predict the outcome of any litigation, the Division believes, based on currently available information, that none of such currently pending matters is expected to have a material adverse impact on its financial position but may be material to its results of operations or cash flows in a given period.

Other Litigation

In addition to the matters discussed above, the Division is involved in other legal proceedings that have arisen in the ordinary course of business. The Division believes, based on currently available information, that none of the currently pending matters is expected to have a material adverse impact on the Division’s financial position but may be material to the Division’s results of operations or cash flows in a given period.

Tax Matters

HMRC has made claims against certain of BGC Partners’ U.K. subsidiaries for tax liabilities arising from various compensation plans established by the subsidiaries and operated between 1998 and 2003. At the end of 2005, HMRC indicated that it was prepared to settle the claims relating to adjustable option plans. BGC Partners subsidiaries have agreed to settle liabilities for $2.2 million in respect of claims for 1998-1999 and 2000-2001. These subsidiaries settled the conditional share plans claims for 1999-2000 and 2002-2003 for an anticipated net cost of $9.8 million. In April 2006, HMRC offered to settle the remaining potential claims in connection with further conditional share plans for 2003-2004 on the same terms, for an anticipated net cost of $3.1 million. The Division has reserved for liabilities related to the remaining claims against its subsidiaries. The Division believes such reserved amounts to be sufficient. These reserves are included as part of “Accounts payable, accrued and other liabilities” on the accompanying Combined Statements of Financial Condition.

Risk and Uncertainties

The Division generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Division’s revenues could vary based on the transaction volume of global financial markets. Additionally, the Division’s financing is sensitive to interest rate fluctuations which could have an impact on the Division’s overall profitability.

Guarantees

The Division is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

would be required to meet the shortfall. The Division’s liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Division to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the accompanying Combined Statements of Financial Condition for these arrangements.

The Division unconditionally guarantees certain liabilities to a company under common control in relation to customer receivables for financial and sports spread bets. The potential for the Division to be required to make payments under this arrangement is remote. No contingent liability is carried on the accompanying Combined Statements of Financial Condition for this arrangement. This guarantee expired on December 31, 2006 and was not renewed.

17. Grant Units

Cantor provides grant units to certain employees of the Division that entitle the employees to participate in quarterly distributions of Cantor’s income and to receive post-termination payments equal to the notional value of the grant in four equal yearly installments after the employee’s termination provided that the employee has not engaged in any competitive activity with the Division or its affiliates prior to the date each payment is due. Typically, the grant units vest immediately upon receipt by the employee. Grant units are accounted for by Cantor as liability awards under SFAS 123R. The liability incurred by Cantor for such grant units is re-measured at the end of every reporting period, and accordingly, any changes in the fair value of such liability is recorded by the Division as a non-cash compensation expense. In addition, the quarterly distributions on such units are included in the Division’s compensation expense as a non-cash charge. As of September 30, 2006, the notional amount of grant units outstanding was $32.1 million. The fair value of these grant units as of September 30, 2006 was approximately $28.2 million. As of December 31, 2005 and 2004, the notional amount of grant units outstanding was $24.7 million and $20.5 million, respectively.

For the years ended December 31, 2005, 2004 and 2003, the Division recorded an expense of $1.1 million, $2.2 million and $1.7 million, respectively, relating to grant unit distributions. For the nine months ended September 30, 2006 and 2005, the Division recorded an expense of $3.0 million and $1.1 million, respectively, relating to grant unit distributions. Grant unit distributions are included as part of “Compensation and employee benefits” on the accompanying Combined Statements of Operations. Cantor has redeemed substantially all of the grant units held by BGC employees as of December 31, 2006.

18. Employee Benefit Plans

eSpeed, Inc. Deferral Plan

Employees of the Division are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the “Plan”) whereby eligible employees may elect to defer a portion of their salary by directing the Division to contribute withheld amounts to the Plan. The Plan is available to all employees of BGC meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The administration of the Deferred Compensation Plan is performed by Cantor. The Division pays its proportionate share of such administrative costs under the Administrative Services Agreement. Also, effective January 1, 2006, all employees of Euro Brokers are eligible to contribute to the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P.

The Division incurred a de minimus amount of expenses associated with its retirement plans for the years ended December 31, 2005, 2004 and 2003, and for the periods ended September 30, 2006 and 2005.

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

19. Regulatory Requirements

Many of the Division’s businesses, are subject to regulatory restrictions and minimum capital requirements. These regulatory capital requirements may restrict the Division’s ability to withdraw capital from its subsidiaries. Certain U.S. subsidiaries are registered with the Securities and Exchange Commission and are subject to the Uniform Net Capital Requirements under Rule 15c3-1 under the Securities and Exchange Act of 1934 and, accordingly, must maintain minimum net capital (as defined under Rule 15c3-1). Additionally, BGC Financial Inc. is registered as an Introducing Broker (IB) Futures Commissions Merchant with the National Futures Association and is therefore subject to Regulation 1.17 of the Commodity Exchange Act which requires the maintenance of minimum adjusted net capital to be greater than 4% of customer segregated funds. Certain U.K. subsidiaries of BGC are regulated by the FSA and must maintain financial resources (as defined by the FSA) in excess of the total financial resources requirement of the FSA. Certain other subsidiaries are subject to regulatory and other requirements of the jurisdictions in which they operate.

At December 31, 2005 the total capital of the Division’s regulated subsidiaries was $214.9 million and had a total requirement of $150.8 million. The minimum capital requirements of the Division’s major subsidiaries as of December 31, 2005 are set forth below (in thousands):

	Capital	Required Capital	Excess Capital
BGC International	$80,536	$77,289	$3,247
BGC International, L.P.	62,844	46,161	16,683
MIS Brokers Limited	12,794	8,652	4,142
BGC Financial, Inc.	21,651	250	21,401
BGC Brokers Limited	9,742	5,253	4,489

At September 30, 2006 the total capital of the Division’s regulated subsidiaries was $245.8 million and had a total requirement of $164.8 million. The minimum capital requirements of the Division’s major subsidiaries as of September 30, 2006 are set forth below (in thousands – unaudited):

	Capital	Required Capital	Excess Capital
BGC International	$115,191	$86,521	$28,670
BGC International, L.P.	61,663	49,560	12,103
MIS Brokers Limited	11,289	8,639	2,650
BGC Financial, Inc.	15,215	250	14,965
BGC Brokers Limited	12,081	5,253	6,828

20. Geographic Information

Segment information

The Division currently operates its business in one reportable segment, that of providing integrated voice and electronic brokerage services to the wholesale, inter-dealer markets in a broad range of products and services, including brokerage services for global fixed income securities, equities, futures, foreign exchange, derivatives and other instruments including complementary proprietary market data offerings.

Geographic information

The Division operates in the Americas (primarily in the U.S.), Europe and Asia. Revenue attribution for purposes of preparing geographic data is principally based upon the marketplace where the financial product is traded, which, as a result of regulatory jurisdiction constraints in most circumstances, may also be representative

BGC DIVISION

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2005, 2004 and 2003

and the Periods Ended September 30, 2006 and 2005 (unaudited)

of the location of the customer generating the transaction resulting in commissionable revenue. The information that follows, in management's judgment, provides a reasonable representation of the activities of each region as of and for the periods indicated.

Revenues by geographic area are as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
					(unaudited)
Revenues:
Europe	$296,360	$253,268	$234,951	$313,651	$227,218
Asia	47,911	27,853	24,887	52,674	33,195

Total Non-Americas	344,271	281,121	259,838	366,325	260,413
Americas	159,464	46,700	31,859	180,750	107,007

Total revenues	$503,735	$327,821	$291,697	$547,075	$367,420

Assets by geographic area are as follows as of (in thousands):

	September 30,	December 31,
	2006	2005	2004
Assets:
Europe	$1,520,044	$584,927	$363,292
Asia	69,553	54,892	16,962

Total Non-Americas	1,589,597	639,819	380,254
Americas	318,422	235,240	74,155

Total assets	$1,908,019	$875,059	$454,409

21. Subsequent Events

Acquisitions

In November 2006, the Division acquired Aurel Leven, an independent inter-dealer broker in Paris, France, active in the equities, equity derivatives and fixed income markets, for approximately $24.4 million.

In August 2006, the Division signed a Share Purchase and Sale Agreement with the shareholders of AS Menkul, a Turkish broker dealer for 100% of the outstanding shares. The purchase closed on December 29, 2006 for a total purchase price of approximately $1.7 million, subject to a final balance sheet valuation.

MAXCOR FINANCIAL GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

Contents Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

And Stockholders of

Maxcor Financial Group Inc.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Maxcor Financial Group Inc. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 31, 2005

MAXCOR FINANCIAL GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS
Cash and cash equivalents	$52,075,105	$67,170,247
Securities purchased under agreements to resell	123,649,872	1,446,677,977
Deposits with clearing organizations	8,315,307	8,848,729
Receivable from broker-dealers, customers and clearing organizations	24,024,898	22,324,106
Securities failed-to-deliver	31,441,349	90,669,388
Securities owned, held at clearing firm	22,229,002	6,687,124
Prepaid expenses and other assets	6,685,303	7,003,794
Deferred tax asset	826,020	734,408
Fixed assets	12,172,222	13,010,863

Total assets	$281,419,078	$1,663,126,636

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Securities sold under agreements to repurchase	$123,608,555	$1,470,461,908
Payable to broker-dealer	11,578,831
Securities failed-to-receive	31,433,246	66,544,835
Securities sold, not yet purchased	36,255	22,428
Accounts payable and accrued liabilities	18,568,916	21,137,048
Accrued compensation payable	27,007,632	30,198,757
Income tax liability	178,107	1,469,456
Deferred taxes payable	3,650,414	5,043,758
Obligations under capitalized leases	210,636	703,944
Revolving credit facility	5,000,000	7,500,000

Total liabilities	221,272,592	1,603,082,134

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.001 par value, 1,000,000 shares authorized; none issued at December 31, 2004 and December 31, 2003
Common stock, $.001 par value, 30,000,000 shares authorized; 12,885,376 and 12,794,626 shares issued at December 31, 2004 and December 31, 2003, respectively	12,885	12,795
Additional paid-in capital	39,279,303	38,718,445
Treasury stock at cost; 6,018,772 and 5,655,903 shares of common stock held at December 31, 2004 and December 31, 2003, respectively	(20,430,471)	(16,771,571)
Retained earnings	38,953,787	36,178,583
Accumulated other comprehensive income:
Foreign currency translation adjustments	2,330,982	1,906,250

Total stockholders’ equity	60,146,486	60,044,502

Total liabilities and stockholders’ equity	$281,419,078	$1,663,126,636

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOR FINANCIAL GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Revenues:
Commission income	$182,660,338	$176,497,549	$149,428,132
Interest income	14,852,760	6,280,695	2,147,274
Principal transactions, net	8,164,167	6,122,442	8,720,422
Insurance recoveries		11,106,063	11,098,135
Other	(1,547,084)	(1,140,241)	(843,142)

Gross revenues	204,130,181	198,866,508	170,550,821
Interest expense on securities indebtedness	13,752,951	4,117,319	147,865

Net revenues	190,377,230	194,749,189	170,402,956

Costs and expenses:
Compensation and related costs	131,033,218	126,323,608	107,024,194
Communication costs	13,778,854	12,989,853	10,597,126
Travel and entertainment	10,824,107	9,833,755	7,406,116
Occupancy and equipment rental	10,698,360	6,623,731	4,490,356
Clearing and execution fees	3,804,372	3,865,514	3,311,759
Depreciation and amortization	3,082,439	3,220,577	2,405,834
Charity Day contributions	1,042,864	982,300	1,219,233
Other interest expense	181,221	406,772	151,214
Costs related to World Trade Center attacks			3,204,468
General, administrative and other expenses	7,500,398	7,220,567	4,933,483

	181,945,833	171,466,677	144,743,783

Income before provision for income taxes, minority interest and extraordinary item	8,431,397	23,282,512	25,659,173
Provision for income taxes	3,895,581	9,749,282	12,130,758

Income before minority interest and extraordinary item	4,535,816	13,533,230	13,528,415
Minority interest in income of consolidated subsidiary		(175,985)	(981,791)

Income before extraordinary item	4,535,816	13,357,245	12,546,624
Extraordinary gain on purchase of minority interest		2,957,547

Net income	$4,535,816	$16,314,792	$12,546,624

Basic earnings per share:
Income before extraordinary item	$.64	$1.91	$1.72
Extraordinary gain on purchase of minority interest		.42

Net income	$.64	$2.33	$1.72

Diluted earnings per share:
Income before extraordinary item	$.58	$1.62	$1.53
Extraordinary gain on purchase of minority interest		.36

Net income	$.58	$1.98	$1.53

Cash dividends per share of common stock	$.25	$.125	$0

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOR FINANCIAL GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2001		$11,613	$33,731,266	($8,992,281)	$8,195,155	$1,371,150	$34,316,903
Comprehensive income
Net income for the year ended December 31, 2002	$12,546,624				12,546,624		12,546,624
Foreign currency translation adjustment (inclusive of income tax benefit of $148,909)	158,983					158,983	158,983

Comprehensive income	$12,705,607

Exercise of common stock purchase warrants (492,795 shares)		493	2,463,482				2,463,975
Exercise of stock options, including tax benefit of $53,749 (111,643 shares, net)		127	323,160	(96,525)			226,762
Acquisition of treasury stock (375,507 shares)				(2,120,161)			(2,120,161)

Balance at December 31, 2002		12,233	36,517,908	(11,208,967)	20,741,779	1,530,133	47,593,086
Comprehensive income
Net income for the year ended December 31, 2003	$16,314,792				16,314,792		16,314,792
Foreign currency translation adjustment (inclusive of income tax benefit of $2,712)	376,117					376,117	376,117

Comprehensive income	$16,690,909

Exercise of stock options, including tax benefit of $763,293 (499,863 shares, net)		562	2,200,537	(826,303)			1,374,796
Acquisition of treasury stock (616,300 shares)				(4,736,301)			(4,736,301)
Common stock dividends					(877,988)		(877,988)

Balance at December 31, 2003		12,795	38,718,445	(16,771,571)	36,178,583	1,906,250	60,044,502
Comprehensive income
Net income for the year ended December 31, 2004	$4,535,816				4,535,816		4,535,816
Foreign currency translation adjustment (inclusive of income tax benefit of $193,856)	424,732					424,732	424,732

Comprehensive income	$4,960,548

Exercise of stock options, including tax benefit of $233,131 (89,844 shares, net)		90	560,858	(8,063)			552,885
Acquisition of treasury stock (361,963 shares)				(3,650,837)			(3,650,837)
Common stock dividends					(1,760,612)		(1,760,612)

Balance at December 31, 2004		$12,885	$39,279,303	($20,430,471)	$38,953,787	$2,330,982	$60,146,486

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOR FINANCIAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Cash flows from operating activities:
Net income	$4,535,816	$16,314,792	$12,546,624
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,082,439	3,220,577	2,405,834
Provision for doubtful accounts	148,094	(63,348)	(77,136)
Gain on purchase of minority interest		(2,957,547)
Net loss on disposal of fixed assets	24,203
Unfunded losses of contractual arrangements	603,627	1,030,933	1,001,552
Minority interest in net earnings of consolidated subsidiaries		175,985	981,791
Deferred income taxes	(1,451,316)	4,303,936	(22,517)
Income tax benefit on stock options exercised	233,131	763,293	53,749
Change in assets and liabilities:
Decrease (increase) in securities purchased under agreements to resell	1,323,028,105	(1,446,677,977)
Decrease (increase) in deposits with clearing organizations	533,422	(2,530,200)	17,551
Increase in receivable from broker-dealers and customers	(1,213,395)	(2,086,906)	(807,736)
Decrease (increase) in securities failed-to-deliver	59,228,039	(90,669,388)	184,768,776
(Increase) decrease in securities owned, held at clearing firm	(15,453,752)	22,847,012	(17,431,495)
Decrease (increase) in prepaid expenses and other assets	511,843	(2,574,640)	(418,766)
(Decrease) increase in securities sold under agreements to repurchase	(1,346,853,353)	1,470,461,908
Increase (decrease) in payable to broker-dealer	11,578,831	(17,337,560)	10,698,736
(Decrease) increase in securities failed-to-receive	(35,111,589)	66,544,835	(183,649,730)
Increase (decrease) in securities sold, not yet purchased	13,827	(121,725)	144,153
Decrease in accounts payable and accrued liabilities	(3,799,931)	(5,303,226)	(4,413,181)
(Decrease) increase in accrued compensation payable	(4,072,379)	1,943,438	4,631,660
(Decrease) increase in income taxes payable	(1,270,336)	794,857	(511,862)

Net cash (used in) provided by operating activities	(5,704,674)	18,079,049	9,918,003

Cash flows from investing activities:
Purchase of fixed assets	(2,380,029)	(9,742,244)	(7,611,516)
Purchase of minority interest		(2,613,156)
Proceeds from the sale of fixed assets	55,333

Net cash used in investing activities	(2,324,696)	(12,355,400)	(7,611,516)

Cash flows from financing activities:
Proceeds from exercise of options	319,754	611,503	173,013
Proceeds from exercise of warrants			2,463,975
Common stock dividends	(1,760,612)	(877,988)
(Repayments) borrowings under revolving credit facility, net	(2,500,000)	7,500,000
Repayment of notes payable			(447,978)
Proceeds from asset sales under sale-leaseback transactions		5,220,658
Repayment of obligations under capitalized leases	(296,910)	(208,276)	(137,559)
Acquisition of treasury stock	(3,650,837)	(4,736,301)	(2,120,161)

Net cash (used in) provided by financing activities	(7,888,605)	7,509,596	(68,710)

Effect of exchange rate changes on cash	822,833	1,155,386	978,555

Net (decrease) increase in cash and cash equivalents	(15,095,142)	14,388,631	3,216,332
Cash and cash equivalents at beginning of year	67,170,247	52,781,616	49,565,284

Cash and cash equivalents at end of year	$52,075,105	$67,170,247	$52,781,616

Supplemental disclosures of cash flow information:
Interest paid	$13,481,393	$4,456,755	$229,750
Income taxes paid	6,162,719	5,309,227	10,639,955
Non-cash financing activities:
Capital lease obligations incurred			706,094
Capital lease obligations cancelled	203,148
Receipt of shares in treasury for exercise price of stock options	8,063	826,303	96,525

The accompanying notes are an integral part of these consolidated financial statements.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004, 2003 AND 2002

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

Maxcor Financial Group Inc. (“MFGI”) is a publicly-held financial services holding company that was incorporated in Delaware in 1994. In August 1996, MFGI acquired Euro Brokers Investment Corporation (“EBIC”), a privately held international and domestic inter-dealer broker.

EBIC, incorporated in December 1986 in connection with a management buyout of predecessor operations dating to 1970, through its subsidiaries and businesses is primarily an inter-dealer broker of money market instruments, derivative products and selected securities, with principal offices in New York, London and Tokyo, other offices in Stamford (CT), Switzerland and Mexico, as well as correspondent relationships with other brokers throughout the world. Maxcor Financial Inc. (“MFI”), a U.S. registered broker-dealer subsidiary, also conducts institutional sales and trading operations in various fixed income and equity securities.

The consolidated financial statements include the accounts of MFGI and its majority-owned subsidiaries and other entities over which it exercises control (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition:

Commission income, principal transactions and related expenses are recorded on a trade date basis.

Principal transactions represent the net gains generated from the Company’s securities transactions that involve the assumption of market risk for a period of time and include unrealized mark-to-market gains and losses on positions held. Revenues derived from matched riskless principal transactions are included in commission income.

Revenue from the sale of pricing and volume data sourced from the Company’s brokerage business is included in other income and is recognized on a pro-rata basis over the terms of the respective agreements. Any payments received in advance are deferred and are included in accounts payable and accrued liabilities.

Securities:

Transactions in securities are recorded on a trade date basis.

Securities are carried at market value, generally based upon quoted dealer prices. To the extent quoted prices are not available, securities are valued at fair value as determined by management generally based upon quoted prices of securities with similar characteristics.

Cash and cash equivalents:

The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company maintains an allowance for doubtful accounts to reduce its billed receivables on name give-up brokerage transactions to the amount expected to be collected on such receivables.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

Fixed assets:

Depreciation and amortization of furniture, equipment and software is computed on a straight-line basis using estimated useful lives of 3 to 5 years. Leasehold improvements are amortized over the lesser of the terms of the related leases or the estimated useful lives of the improvements.

Foreign currencies:

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using exchange rates at the end of the year. Revenues and expenses are translated at average monthly rates during the year.

Gains and losses on foreign currency translation of the financial statements of foreign operations whose functional currency is other than the U.S. dollar, together with related hedges and tax effects and the effect of exchange rate changes on intercompany transactions of a long-term investment nature, are reflected as foreign translation adjustments in the accumulated other comprehensive income section of stockholders’ equity. Foreign currency exchange gains and losses from transactions and balances denominated in a currency other than the related foreign operation’s functional currency are recorded in operations.

Fair value of financial instruments:

The financial instruments of the Company are reported in the consolidated statements of financial condition at fair values, or at carrying amounts that management estimates approximate fair values as such financial instruments are short-term in nature or bear interest at rates approximating current market.

Income taxes:

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences between the recognition of tax effects for financial statement purposes and income tax reporting purposes by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is recorded to reduce the deferred tax asset to only that portion that is judged more likely than not to be realized.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

Stock-based compensation:

The Company accounts for stock-based compensation using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, the Company has not recognized any compensation cost associated with stock-based compensation since the market prices of the underlying stock on the option and warrant grant dates were not greater than the exercise prices. As required by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123,” the Company has disclosed below its estimated pro forma net income and earnings per share if compensation for awards issued under its option and warrant plans had been recognized using the fair value method of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” with such fair value estimated using the Black Scholes option pricing model. For further information on the assumptions used and the resulting amounts, see Note 18.

	2004	2003	2002
Net income, as reported	$4,535,816	$16,314,792	$12,546,624
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	390,330	956,048	813,362

Pro forma net income	$4,145,486	$15,358,744	$11,733,262

Earnings per share:
Basic, as reported	$.64	$2.33	$1.72
Basic, pro forma	$.59	$2.20	$1.61
Diluted, as reported	$.58	$1.98	$1.53
Diluted, pro forma	$.53	$1.87	$1.43

Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recently issued accounting standards:

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through a means other than voting rights and accordingly should consolidate the entity. FIN 46(R) replaced FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which was issued in January 2003. Prior to FIN 46, variable interest entities were commonly referred to as special purpose entities. The adoption of FIN 46(R) in 2004 had no impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued a revision to Statement of Financial Accounting Standards No. 123 (“SFAS 123”), Statement of Financial Accounting Standards No. 123(R) “Shared Based Payment” (“SFAS 123(R)”). SFAS 123(R) will require compensation costs related to share-based payment transactions to be

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

recognized in the financial statements over the period that an employee provides services in exchange for the award. SFAS 123(R) replaces SFAS 123 and supersedes APB No. 25. SFAS No. 123(R) will be effective for the Company’s third quarter of 2005. Management is currently evaluating the effect of adopting SFAS 123(R).

NOTE 3—ATTACKS ON WORLD TRADE CENTER:

On September 11, 2001, the Company’s headquarters on the 84th Floor of Two World Trade Center in downtown New York were destroyed when two commercial jet planes hijacked by terrorists crashed into the World Trade Center towers. As a result of these attacks, 61 employees and staff members, out of a New York work force approximating 300, were killed. The Company also lost all of the property and technological infrastructure maintained at Two World Trade Center and experienced a total disruption of its New York based operations. On September 18, 2001, the Company relocated its entire New York-based operations to temporary facilities provided by Prudential Securities, the parent company of one of the Company’s clearing firms, at One New York Plaza in lower Manhattan.

The Company maintained insurance coverages that mitigated the financial impacts of the attacks. Its U.S. insurance policies, underwritten by Kemper Insurance Companies (“Kemper”), covered replacement costs of destroyed property and losses from interruption of business operations, including lost revenues (net of saved expenses) and extra expenses incurred in New York. Its U.K. policy, underwritten by Norwich Union (“Norwich”), covered lost revenues (net of saved expenses) and extra expenses incurred in London.

During 2002 the Company settled its claims against Kemper and Norwich for lost revenues (net of saved expenses) and extra expenses incurred for an aggregate amount of $20 million. The portion of these settlements relating to lost revenues (net of saved expenses) is reflected on the consolidated statements of operations in revenues as insurance recoveries. In 2002, the amount recorded as insurance recoveries of $11,098,135 represents the gross settlements relating to lost revenues (net of saved expenses) of $15,596,279, less the $4,498,144 amount recorded in 2001.

The portion of the settlements described above relating to extra expenses incurred has been reflected on the consolidated statement of operations in 2002 as reductions to costs related to World Trade Center attacks. These offsets were recorded as the extra expenses were incurred and the related recovery was considered probable or had been recovered. The gross amount of the extra expenses in 2002 of $7,020,331 has been reduced by an offset of $3,815,863 resulting in a net charge of $3,204,468. Included in gross costs during 2002 was the cost of foregoing an extension of a sublease on additional space in London that was re-allocated for potential use by New York employees. This gross cost of $2.7 million ($2.4 million net after applying the portion of insurance proceeds from Norwich Union allocable to this cost) was based upon the portion of this space that management intended to sublet (10,000 square feet) and was based upon management’s estimate of the length of time it will take to generate sublet income and the difference between the amount management believed it would then be able to sublet the space for and the Company’s cost associated with the space. In the 2004 consolidated statements of operations, occupancy and equipment rental include an additional $3.1 million of expenses relating to excess office space in London to reflect management’s intent to sublet the entire space previously occupied by the former subtenant (15,739 square feet) and to amend management’s estimate of the length of time it will take to generate sublet income and the amount management believes it will then be able to sublet the space for. Other gross extra expenses incurred in 2002 related to the attacks on the World Trade Center include additional occupancy costs in New York, the purchase of equipment solely compatible with the Company’s temporary facilities in New York, the use of outside professionals, interest on failed securities settlements, recruitment fees and benefits for the families of deceased employees.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

During 2003, the Company settled in full its property insurance claim against Kemper resulting in a net gain recognized of $11,106,063, which is reflected on the consolidated statements of operations in revenues as insurance recoveries. This net gain reflected the gross insurance proceeds of $13,868,210 received for the property claim since the September 11th attacks, less $2,762,147, representing the aggregate of the net book value of owned property destroyed in the attacks, termination costs associated with operating leases of equipment destroyed in the attacks and claim-related expenses.

NOTE 4—CHARITY DAY CONTRIBUTIONS:

During 2004, 2003 and 2002, the Company held Charity Days for which all the revenues generated by the New York, Stamford, London, Switzerland and Mexico offices were donated to designated charities. All participating brokerage employees waived any entitlement to commissions from such revenues. The proceeds of $1,042,864 raised on the 2004 Charity Day were designated for The Euro Brokers Relief Fund, Inc., which provides charitable aid to the families and other financial dependents of the Company’s 61 employees and staff members killed as a result of the September 11th attacks, and the firm’s Maxcor Foundation Inc. The Maxcor Foundation Inc. in turn designated four recipients: Marine Corps-Law Enforcement Foundation, Inc., Columbia University Medical Center, Duke University’s Fuqua/Coach K Center for Leadership and Ethics and The Royal Mardsden Hospital in London. The 2003 Charity Day raised a total of $982,300, which was contributed to The Euro Brokers Relief Fund, Inc. and various charities supported by the Maxcor Foundation Inc., and the $1,219,233 raised on the 2002 Charity Day was contributed entirely to the Euro Brokers Relief Fund, Inc.

NOTE 5—REPURCHASE AND REVERSE REPURCHASE AGREEMENTS:

Transactions involving the purchase of U.S. Treasury and U.S. federal agency securities under agreements to resell (reverse repurchase agreements) and the sale of U.S. Treasury and U.S. federal agency securities under agreements to repurchase (repurchase agreements) are treated as collateralized financings and are recorded at contracted amounts, plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (FASB) Interpretation No. 41 are satisfied. Income and expense on these agreements are recognized as interest over the life of the transaction.

The Company monitors the fair value of the securities purchased and sold under these agreements daily and obtains additional collateral or returns excess collateral when appropriate. Securities received as collateral for reverse repurchase agreements are used to secure repurchase agreements. As of December 31, 2004, the fair value of securities pledged as collateral under reverse repurchase agreements of $286.8 million was repledged under repurchase agreements.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

NOTE 6—EARNINGS PER SHARE:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Numerator (basic and diluted calculation):
Net income	$4,535,816	$16,314,792	$12,546,624
Denominator:
Weighted average common shares outstanding—basic calculation	7,051,720	6,987,415	7,304,284
Dilutive effect of stock options and warrants	746,943	1,241,184	906,354
Weighted average common shares outstanding—diluted calculation	7,798,663	8,228,599	8,210,638
Basic earnings per share:
Income before extraordinary item	$.64	$1.91	$1.72
Extraordinary gain on purchase of minority interest		.42

Net income	$.64	$2.33	$1.72

Diluted earnings per share:
Income before extraordinary item	$.58	$1.62	$1.53
Extraordinary gain on purchase of minority interest		.36

Net income	$.58	$1.98	$1.53

Antidilutive common stock equivalents Options	270,000	190,000	270,000

NOTE 7—DEPOSITS WITH CLEARING ORGANIZATIONS:

The following is a summary of deposits with clearing organizations at December 31, 2004 and 2003:

	December 31, 2004	December 31, 2003
Cash	$811,135	$810,803
U.S. Treasury obligations	7,504,172	8,037,926

	$8,315,307	$8,848,729

Pursuant to its membership in the Government Securities Division of the Fixed Income Clearing Corporation (“GSD-FICC”), MFI is required to maintain a clearing deposit with GSD-FICC based upon its level of trading activity (with a minimum deposit of $5,000,000). At December 31, 2004 and 2003, MFI’s clearing deposit with GSD-FICC approximated $7,000,000 and $7,520,000, respectively. The remaining collateral deposits reflect requirements from MFI’s clearing brokers.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

NOTE 8—RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS, CUSTOMERS AND CLEARING ORGANIZATIONS:

The following is a summary of receivable from and payable to broker-dealers, customers and clearing organizations at December 31, 2004 and 2003:

	December 31, 2004			December 31, 2003
	Receivable	Payable		Receivable
Commissions receivable	$22,640,010	$		$21,487,492
Receivable from clearing firms	1,334,408			836,614
Receivable from clearing organization	50,480
Payable to clearing firm			11,578,831

	$24,024,898		$11,578,831	$22,324,106

The Company clears its matched riskless principal brokerage transactions and its securities sales and trading transactions through other broker-dealers on a fully-disclosed basis pursuant to clearing agreements. The receivable from clearing firms primarily represents commissions due on matched riskless principal brokerage transactions, net of transaction fees, while the payable to clearing firm at December 31, 2004 represents the net amount owed for financing the Company’s securities positions. This clearing firm provides a range of borrowing availability on securities positions from 0% for certain corporate bonds to 93% for municipal securities. Commissions receivable represent amounts billed on the Company’s name give-up brokerage transactions, net of allowances for doubtful accounts of approximately $613,000 and $483,000 at December 31, 2004 and 2003, respectively.

NOTE 9—SECURITIES OWNED, HELD AT CLEARING FIRM AND SECURITIES SOLD, NOT YET PURCHASED:

The following is a summary of securities owned, held at clearing firm and securities sold, not yet purchased at December 31, 2004 and 2003:

	December 31, 2004			December 31, 2003
	Owned, Held at Clearing Firm	Sold, Not Yet Purchased		Owned, Held at Clearing Firm	Sold, Not Yet Purchased
Municipal obligations	$10,772,112	$		$6,028,680	$
Foreign sovereign debt				551,850
Corporate bonds	11,096,725
Corporate stocks	360,165		36,255	106,594		22,428

	$22,229,002		$36,255	$6,687,124		$22,428

Securities positions held by the Company’s clearing firms may be rehypothecated by them.

NOTE 10—MINORITY INTEREST:

Euro Brokers Finacor Limited:

On January 1, 1999, Euro Brokers International Limited (“EBIL”), a U.K. subsidiary, completed a Sale and Purchase Agreement with Monecor (London) Limited (“Monecor”), issuing 50% of its share capital to Monecor

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

in exchange for net assets approximating $5.4 million, consisting of all the shares of Monecor’s subsidiary, Finacor Limited, and the assets and undertaking of its Finacor Peter branch in Paris. This transaction combined the existing interest rate options, U.S. dollar deposit and the euro, British pound sterling and Japanese yen swaps operations of EBIL with the euro and Scandanavian swaps businesses of Finacor Limited and the euro swaps business of Finacor Peter. Simultaneously, EBIL changed its name to Euro Brokers Finacor Limited (“EBFL”). The Company was deemed to have management control of EBFL because of the Company’s mandated 3 to 2 majority on EBFL’s Board of Directors and the fact that the day-to-day operations of EBFL were principally run by the Chief Executive Officer of Euro Brokers Holdings Ltd. (“EBHL”), the Company’s U.K. based holding company. Accordingly, the assets and liabilities and results of operations of EBFL were consolidated in the Company’s consolidated financial statements, with Monecor’s interest presented as minority interest.

In May 2002, EBHL obtained a judgment of the London High Court of Justice entitling EBHL to purchase Monecor’s 50% shareholding in EBFL at a 30% discount to the book value attributable to this shareholding as of December 2000. The Company had sought this judgment under the terms of the EBFL shareholders agreement as a result of Monecor’s failure to provide certain requested funding to EBFL in late 2000. In February 2003, the London Court of Appeals dismissed Monecor’s appeal of the May 2002 judgment, enabling EBHL to proceed with the acquisition of Monecor’s shareholding at the discounted price. Upon completion of the purchase in February 2003, EBFL was renamed as Euro Brokers Limited (“EBL”), and the Company recorded a one-time extraordinary gain of $2,957,547, representing the excess of the $5,570,703 amount recorded for Monecor’s interest in EBFL over the purchase price of $2,613,156.

NOTE 11—TOKYO-BASED VENTURE:

Since 1994, the Company has held an interest in a Tokyo-based derivatives brokering venture (the “Tokyo Venture”) structured under Japanese law as a Tokumei Kumiai (“TK”). A TK is a contractual arrangement in which an investor invests in a business of a TK operator by making a capital contribution to the TK operator and, in return, becomes entitled to a specified percentage of the profits of the business while also becoming obligated to fund a specified percentage of the losses of the business. The Company has a 57.25% interest in the Tokyo Venture, with Nittan Capital Group Limited (“Nittan”), the TK operator, holding a 42.75% interest. Although the operations of the Tokyo Venture have always been run and managed by persons appointed by the Company, it does not operate in a legal entity separately distinguishable from Nittan, which has other substantial operations, and, accordingly, the Company accounts for its share of the results of operations of the Tokyo Venture in other income as non-equity income or loss from contractual arrangement.

Summarized operating results of the Tokyo Venture for the years ended December 31, 2004, 2003 and 2002, along with the Company’s share of those results, are presented below:

	2004	2003	2002
Revenues	$4,399,108	$4,891,281	$10,405,376
Expenses	7,112,062	7,616,662	12,473,906

Loss	$(2,712,954)	$(2,725,381)	$(2,068,530)

Company’s share	$(1,553,166)	$(1,560,281)	$(1,184,233)

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

NOTE 12—FIXED ASSETS:

Fixed assets at December 31, 2004 and 2003 are summarized below:

	December 31, 2004	December 31, 2003
Furniture and telephone equipment	$12,207,583	$11,000,473
Leasehold improvements	13,372,118	12,834,635
Computer and related equipment	7,438,965	6,380,616
Software	9,318,625	8,541,527
Automobiles	1,135,137	1,393,961

	43,472,428	40,151,212
Less—Accumulated depreciation and amortization	(31,300,206)	(27,140,349)

	$12,172,222	$13,010,863

NOTE 13—OBLIGATIONS UNDER CAPITALIZED LEASES:

The Company, primarily in the U.K., has purchased automobiles under capitalized leases. The lease terms generally do not exceed three years. The following is a schedule of future minimum lease payments under capitalized leases together with the present value of the net minimum lease payments as of December 31, 2004:

For the Year Ending December 31, 2005	$231,578
Less—Amount representing interest	(20,942)

Present value of total minimum lease payments	$210,636

The gross amounts of assets under capitalized leases are approximately $409,000 and $1,046,000 at December 31, 2004 and 2003, respectively. Such amounts are included in fixed assets in the consolidated statements of financial condition. The charges to income resulting from the amortization of assets recorded under capitalized leases were approximately $20,000, $375,000 and $219,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 14—REVOLVING CREDIT FACILITY:

In March 2003, Euro Brokers Inc. (“EBI”), a U.S. subsidiary, entered into a Credit Agreement with The Bank of New York for a three-year revolving credit facility of up to $15 million. This facility is secured by EBI’s receivables and the stock issued by EBI to its direct parent and initially had mandatory reductions to availability of $5 million on each of the eighteenth and thirtieth months following the closing date. In November 2003, this facility was amended to expand the permitted use of borrowings and to establish a fixed availability of $10 million through maturity. This agreement contains certain covenants which require EBI separately, and the Company as a whole, to maintain certain financial ratios and conditions. Borrowings under this facility bear interest at a variable rate based upon two types of borrowing options, (1) an “alternate base rate” option which incurs interest at the prime rate plus a margin or (2) a Eurodollar option which incurs interest at rates quoted in the London interbank market plus a margin. Commitment fees of .35% per annum are charged on the unused portion of this new facility. MFGI has executed an agreement to guarantee the payment of amounts due under this facility. At December 31, 2004 and 2003, the Company had borrowings outstanding under this facility of $5,000,000 and $7,500,000, respectively.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

NOTE 15—EMPLOYEE BENEFIT PLAN:

The Company maintains a 401(k) defined contribution plan for the Company’s U.S. operations covering substantially all salaried employees. The Company’s contributions to the 401(k) plan are, subject to a maximum limit, based upon a percentage of employee contributions. Total 401(k) plan expense approximated $247,000, $235,000 and $213,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 16—INCOME TAXES:

Income before provision for income tax, minority interest and extraordinary item is subject to tax under the following jurisdictions:

	For the Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Domestic	$5,549,849	$16,742,077	$22,801,450
Foreign	2,881,548	6,540,435	2,857,723

Total	$8,431,397	$23,282,512	$25,659,173

The components of the provision for income taxes are as follows:

	For the Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Current
Federal	$3,037,564	$1,759,517	$7,980,966
State and local	867,025	345,553	2,291,478
Foreign	1,403,140	3,340,276	1,880,831

	5,307,729	5,445,346	12,153,275

Deferred
Federal	(245,388)	2,760,376	(746,432)
State and local	(1,072,923)	1,913,063	906,825
Foreign	(93,837)	(369,503)	(182,910)

	(1,412,148)	4,303,936	(22,517)

Total	$3,895,581	$9,749,282	$12,130,758

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

Deferred tax assets (liabilities) are comprised of the following:

	December 31, 2004		December 31, 2003
Assets
Bad debt reserve		$180,046	$171,529
Occupancy reserves		88,158	70,926
Fixed assets		558,492	620,188
Net operating losses (“NOLs”)		483,689	383,733
Foreign tax credits		183,529	103,520
Capital loss carryforwards		322,049	387,609
Unrealized losses		250,148
Other		347,258	298,851
Deferred tax asset valuation allowance		(989,267)	(857,555)

Gross deferred tax asset, after valuation allowance		1,424,102	1,178,801
Jurisdictional deferred taxes payable offset		(598,082)	(444,393)

Deferred tax asset		$826,020	$734,408

Liabilities
Unrealized gains	$		$(648,835)
Fixed assets		(4,051,315)	(4,565,128)
Other		(197,181)	(274,188)

Gross deferred tax liability		(4,248,496)	(5,488,151)
Jurisdictional deferred tax asset offset		598,082	444,393

Deferred tax liability		$(3,650,414)	$(5,043,758)

The valuation allowance for deferred tax assets has been established for assets arising from various foreign timing differences to reduce the amounts to only that portion that is judged more likely than not to be realized. Foreign tax credit carryforwards of approximately $73,000, $24,000, $2,000 and $85,000 expire in 2005, 2007, 2008 and 2009, respectively. Foreign NOLs approximating $710,000, $228,000, $1,505,000, $665,000 and $117,000 expire in 2007, 2008, 2009, 2010 and 2011, respectively.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income from continuing operations as a result of the following differences:

	For the Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Tax at U.S. statutory rate	$2,866,675	$7,916,054	$8,724,119
Increase (decrease) in tax resulting from:
Higher effective rates on earnings of foreign operations and tax benefit of foreign losses not recognized, net	292,213	508,896	610,115
Nondeductible meals and entertainment	1,276,561	1,087,118	955,536
Reduction of income tax reserves	(391,922)	(500,000)
Non-taxable interest income	(102,809)	(540,607)	(336,974)
Decrease to deferred tax asset valuation allowance	(82,110)	(290,210)
State and local taxes, net	354,940	1,820,720	2,110,880
Other	(317,967)	(252,689)	67,082

	$3,895,581	$9,749,282	$12,130,758

NOTE 17—STOCKHOLDERS’ EQUITY:

Dividends:

During 2003, the Company declared and paid its first two quarterly common stock dividends, each at the rate of $.0625 per share ($.25 per share on an annualized basis), for aggregate payments of $877,988. During 2004, the Company declared and paid four quarterly common stock dividends, each at the rate of $.0625, for aggregate payments of $1,760,612.

Preferred stock:

Pursuant to the Company’s adoption of a shareholder rights plan (the “Plan”) in December 1996, the Company authorized the creation of Series A Junior Participating Preferred Stock, par value $.001 per share (“Series A Preferred Stock”), and reserved 300,000 shares thereof for issuance upon exercise of the preferred stock purchase rights (each, a “Right”) that, pursuant to the Plan, were at the time dividended to holders of common stock on the basis of one Right, expiring December 6, 2006, for each share of common stock. Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock for $22.50, subject to adjustment. The Rights, however, generally do not become exercisable until ten days after a person or group acquires (or commences a tender or exchange offer to acquire) 15% or more beneficial ownership of the common stock. Upon occurrence of such event (subject to certain conditions and exceptions more fully described in the Plan), and subject to the Rights no longer being redeemable, each Right would entitle the holder thereof (other than the person or group triggering such exercisability) to buy (with certain limited exceptions) common stock of the Company (or, if the Company is acquired, common shares of the surviving entity) having a market value equal to twice the exercise price of the Right. The Rights may be redeemed by the Company, generally at any time prior to the triggering events described above, at a price of $.01 per Right. At December 31, 2004 and 2003, there were no shares of preferred stock outstanding.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

Common stock and warrants:

At December 31, 2001, the Company had outstanding 7,026,229 shares of common stock and held 4,586,540 shares of common stock in treasury. The Company also had outstanding 685,948 redeemable purchase warrants issued in connection with the Company’s 1994 initial public offering (the “IPO Warrants”) and 49,032 Series B redeemable common stock purchase warrants issued in connection with the acquisition of EBIC (the “Acquisition Warrants”). Both series of warrants entitled the holder to purchase from the Company one share of common stock at an exercise price of $5.00 per share.

In April 2002, the Company issued 492,795 shares of common stock upon the exercise of an aggregate like number of IPO Warrants and Acquisition Warrants and received total proceeds of $2,463,975. The remaining IPO Warrants and Acquisition Warrants expired on April 12, 2002.

During the year ended December 31, 2002, the Company purchased 375,507 shares under its repurchase program at an aggregate purchase price of $2,120,161. This program was authorized by the Board of Directors in July 2001 for 709,082 shares, representing 10% of the then-outstanding common stock, and was expanded by 490,918 shares, to 1,200,000 shares, by the Board of Directors in late September 2001 (214,000 shares had been purchased under this authorization in 2001 at an aggregate purchase price of $810,725). The Company also issued 127,000 shares in 2002 pursuant to options exercised under the Company’s 1996 Stock Option Plan. In connection with certain exercises, the Company received 15,357 shares into treasury as consideration for exercise prices aggregating $96,525.

During the year ended December 31, 2003, the Company’s Board of Directors increased the July 2001 repurchase program authorization by an additional 700,000 shares, to an authorization of 1,900,000 shares, and purchased an additional 616,300 shares under this expanded authorization at an aggregate purchase price of $4,736,301. The Company also issued an aggregate of 562,062 shares in 2003 pursuant to options exercised under the Company’s 1996 Stock Option Plan and the Company’s 2002 Stock Option Plan (collectively, the “Option Plans”). In connection with certain exercises, the Company received 62,199 shares into treasury as consideration for exercise prices and income tax withholding payments aggregating $826,303.

During the year ended December 31, 2004, the Company’s Board of Directors again increased the July 2001 repurchase program authorization by an additional 500,000 shares to a total authorization of 2,400,000 shares, and purchased 361,963 shares under this expanded authorization at an aggregate purchase price of $3,650,837. The Company also issued an aggregate of 90,750 shares in 2004 under the Option Plans. In connection with certain exercises, the Company received 906 shares into treasury as consideration for exercise prices and income tax withholding payments aggregating $8,063.

As a result of the foregoing activity, at December 31, 2004 and 2003, the Company had outstanding 6,866,604 and 7,138,723 shares of common stock, respectively, and held 6,018,772 and 5,655,903 shares of common stock in treasury, respectively.

At December 31, 2004, the Company had 2,299,688 shares of common stock reserved for issuance upon exercise of options pursuant to the Option Plans.

NOTE 18—STOCK OPTION AND WARRANT PLANS:

Stock Options:

The Company’s 1996 Stock Option Plan, as amended, provides for the granting of stock options to directors, executive officers and key employees of the Company and its subsidiaries, generally as determined by the

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

compensation committee of the Company’s Board of Directors. Options to purchase a maximum of 1,800,000 shares of common stock are available under the 1996 Stock Option Plan. The Company’s 2002 Stock Option Plan provides for incentive awards to directors, officers, employees and consultants of the Company and its subsidiaries, including the granting of stock options, stock appreciation rights, restricted stock and stock bonus awards as determined by the compensation committee of the Company’s Board of Directors. A total of 1,500,000 shares were authorized for awards under the 2002 Stock Option Plan. Options under the Option Plans may be in the form of incentive stock options (“ISOs”) and non-qualified stock options. In the case of ISOs, the duration of the option may not exceed 10 years (five years for a 10% or more stockholder) and the exercise price must be at least equal to the fair market value of a share of common stock on the date of grant (110% of the fair market value for a 10% or more stockholder). Employee options granted to date vest and become exercisable in equal installments on each anniversary of the date of grant for periods of four or five years. Non-employee director grants granted to date vest in equal 50% installments on the dates that are six and twelve months following the date of grant. Upon a change in control of the Company, as defined in the Option Plans, all unvested options automatically vest. Under the Option Plans, unless otherwise determined by the compensation committee, options may only be exercised during the period of employment or service with the Company or the 30-day period thereafter (or, in the case of death, disability or retirement, the one-year period thereafter).

A summary of the Company’s stock option activity follows:

	December 31, 2004		December 31, 2003		December 31, 2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,547,938	$5.22	1,700,000	$3.14	1,470,750	$2.29
Granted	240,000	10.43	485,000	9.68	426,250	5.79
Exercised	(90,750)	3.61	(562,062)	2.52	(127,000)	2.12
Canceled	(105,000)	9.70	(75,000)	6.95	(70,000)	3.23

Outstanding at end of year	1,592,188	$5.80	1,547,938	$5.22	1,700,000	$3.14

Exercisable at end of year	972,813	$4.06	735,750	$2.74	1,030,625	$2.20

Weighted average fair value of options granted during the year	$5.51		$6.26		$4.47

At December 31, 2004 there were 741,250 options outstanding with exercise prices ranging from $2.00 to $3.00, 245,938 options outstanding with exercise prices ranging from $5.14 to $6.00 and 605,000 options outstanding with exercise prices ranging from $8.95 to $12.67. The weighted-average remaining contractual life of all options outstanding approximates 6.5 years.

During 2002, the Company issued 500,000 common stock purchase warrants to employees under a newly established warrant program to provide inducements and incentives in connection with the formation of a new leveraged finance department (the “Leveraged Finance Warrants”). The Leveraged Finance Warrants were issued at an exercise price of $5.875 with vesting at the rate of 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries. This warrant program also included the granting of up to an additional 500,000 common stock purchase warrants upon the achievement of specific performance goals, with the same vesting schedule and with exercise prices equal to the higher of book value per share or the fair market value per share of the Company’s common stock at the time of grant. During 2003, 75,000 of the Leveraged Finance Warrants were cancelled and the remaining 425,000 were cancelled in 2004.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

The Company has elected to continue to follow APB 25 in accounting for the Option Plans and the Leveraged Finance Warrants. Accordingly, the Company has not recognized any compensation cost associated with the Option Plans and the Leveraged Finance Warrants since the market prices of the underlying stock on the option and warrant grant dates were not greater than the exercise prices. As required by SFAS 123, however, the Company has disclosed below its estimated pro forma net income and earnings per share if compensation costs under the Option Plans and the Leveraged Finance Warrants had been recognized using the fair value method of SFAS 123. Because stock options under the Option Plans and the Leveraged Finance Warrants have characteristics significantly different from those of traded options and warrants and because changes in subjective assumptions can materially affect the fair value estimated, the Company used the Black-Scholes pricing model for grants in 2004, 2003 and 2002 with the following weighted average assumptions: expected volatility of 73%, 98% and 101%, respectively; risk free interest rate of 3.5%, 3.1% and 4.5%, respectively; expected annual dividends of $.25, $.23 and $0; and an expected option life of five years. The pro forma expense for stock-based compensation during 2004 includes the impact of reversing the aggregate pro forma expense of $444,153 previously determined for prior periods for the 425,000 Leveraged Finance Warrants cancelled in 2004.

		For the Year Ended
		December 31, 2004	December 31, 2003	December 31, 2002
Net income	As reported	$4,535,816	$16,314,792	$12,546,624
	Pro forma	4,145,486	15,358,744	11,733,262

Basic earnings per share	As reported	.64	2.33	1.72
	Pro forma	.59	2.20	1.61

Diluted earnings per share	As reported	.58	1.98	1.53
	Pro forma	.53	1.87	1.43

NOTE 19—COMMITMENTS:

The Company is obligated under certain non-cancelable leases for office space and equipment and under telecommunication services contracts. Operating leases for office space contain escalation clauses for base rent, maintenance and real estate tax increases.

Future minimum rental commitments for operating leases that have initial or remaining terms in excess of one year approximate the following:

Year
2005	$13,231,573
2006	8,432,691
2007	5,758,998
2008	5,630,021
2009	5,570,791
Thereafter (through 2018)	37,938,350

$76,562,424

Rental expense amounted to approximately $6,027,000, $5,539,000 and $3,642,000 in 2004, 2003 and 2002, respectively.

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

NOTE 20—CONTINGENCIES:

Counterparty Risk and Guarantees:

The Company clears certain of its securities transactions with its institutional counterparties through clearing firms on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing firms, the clearing firms may have the right to charge the Company for losses that result from a counterparty’s failure to fulfill its contractual obligations. At December 31, 2004 and 2003, the Company has recorded no liabilities with respect to this risk. During 2004 and 2003, the Company made no payments to its clearing firms related to these rights.

The Company has the right to pursue collection or performance from counterparties who do not perform under their contractual obligations. The Company and its clearing firms have a policy of reviewing, on an ongoing basis, the credit standing of the Company’s counterparties.

NTL When-issued Equity Trades:

On January 10, 2003, NTL Inc. (“NTL”) emerged from Chapter 11 bankruptcy under an amended plan of reorganization providing for the issuance of 50 million shares of common stock. MFI and other participants in the when-issued trading market for NTL shares, which began in September 2002 after confirmation of NTL’s prior plan of reorganization that contemplated the issuance of 200 million shares, expected the settlement of their when-issued trades would be adjusted to reflect the equivalent of a one-for-four reverse stock split. A number of buyers of NTL when-issued shares, seizing upon a Nasdaq advisory issued on January 14, 2003 that Nasdaq would neither cancel nor adjust such trades, either have retained the full, unadjusted number of shares delivered to them as a result of certain automated settlement processes or are demanding compensation for the remaining unadjusted number of shares not delivered to them if settlement was made on an adjusted basis.

In February 2003, MFI filed a suit in the New York State Supreme Court (the “Court”), naming all of its counterparties to its NTL when-issued trades, in order to seek a uniform, adjusted settlement of these trades. Similar proceedings, some seeking settlement on an adjusted basis, others on an unadjusted basis, also were commenced by other parties to NTL when-issued trades against their counterparties, including MFI, both in the Court and before NASD.

During 2003 MFI recorded a net loss of $5.1 million on the settlement of its NTL when-issued trades. This loss included the estimated damages payable if the above proceedings were to conclude that all of MFI’s NTL when-issued trades, other than permanently adjusted settlements by mutual agreement, should have settled on an unadjusted basis, and was net of a partially offsetting $800,000 principal transaction gain recorded on NTL shares subsequently determined no longer to constitute a hedge against such an outcome.

In March 2004, the Court granted a summary judgment motion made by MFI and issued a decision stating that all NTL when-issued trades among the parties before the Court should be settled on an adjusted and uniform basis. In July 2004, based upon this decision, MFI obtained a judgment from the Court entitling MFI to collect a total of $3.6 million (inclusive of interest) from those counterparties that received and retained unadjusted deliveries of NTL shares from MFI. The judgment remains subject to collection, however, as both it and the underlying decision have been appealed by a number of MFI’s counterparties.

Following the Court’s favorable decision, MFI has been able to reach permanent, negotiated resolutions of its NTL when-issued trades with certain of its counterparties during 2004. These resolutions resulted in the

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

dismissal of the sole proceeding before NASD (leaving the remaining disputes centralized in one forum—the Court) and the reversal of $3.3 million of estimated damages payable recorded in 2003. This $3.3 million net loss reversal in 2004 is reflected on the statement of operations as gains on principal transactions.

Because of the pending appeals and their associated uncertainties, MFI only intends to record gains related to the $3.6 million judgment if and when permanent resolutions, whether by negotiation, completion of the appeals process or otherwise, are reached with counterparties.

General, administrative and other expenses include legal fees related to this matter during 2004 and 2003 of $290,000 and $700,000, respectively.

U.K. National Insurance:

The Company has unsettled demands from the Inland Revenue in the United Kingdom for the employer portion of National Insurance Contributions (“NIC”) related to certain employee bonuses paid during the period from August 1995 to February 2001 in the amount of approximately (pound)1.7 million (approximately $3.2 million at December 31, 2004), plus interest estimated at approximately (pound)642,000 through December 31, 2004 (approximately $1.2 million). The Company has formally challenged these demands as it believes the respective bonus payment methods used did not require NIC payments under existing legislation. At December 31, 2004, the Company had reserved approximately (pound)1.5 million (approximately $2.9 million) against these demands from the Inland Revenue for NIC related to employee bonuses paid. Based upon this level of reserves, management does not anticipate the ultimate outcome of this will have a material adverse effect on its consolidated financial condition or results of operations.

NOTE 21—NET CAPITAL REQUIREMENTS:

MFI, as a U.S. broker-dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) of the Securities and Exchange Commission (“SEC”), which requires the maintenance of minimum regulatory net capital. MFI has elected to use the alternative method, as permitted by the rule, which requires that MFI maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined; or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and regulations thereunder. MFI’s membership in the Government Securities Division of the Fixed Income Clearing Corporation (“GSD-FICC”) requires it to maintain minimum excess regulatory net capital of $10,000,000 and minimum net worth of $25 million. At December 31, 2004, MFI had regulatory net capital of $40.1 million, a regulatory net capital requirement of $250,000 and net worth of $56.0 million. Euro Brokers Ltd. (“EBL”), a U.K. brokerage subsidiary of the Company, is a Type D registered firm of the Financial Services Authority (“FSA”), required to maintain a financial resources requirement generally equal to six weeks’ average expenditures plus the amount of less liquid assets on hand. At December 31, 2004, EBL had financial resources in accordance with FSA’s rules of (pound)4.6 million ($8.9 million) and a financial resources requirement of (pound)3.5 million ($6.7 million).

NOTE 22—SEGMENT REPORTING:

In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), the Company is reporting certain information relating to its operating segments. For the purpose of this disclosure, operating revenues include commission income, principal transactions and information sales revenue. The Company has defined its operating segments based upon geographic location as such units are managed separately to reflect their unique market, employment and

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

regulatory environments. The reportable segments, as defined by SFAS 131, consist of the United States, United Kingdom, Japan and Switzerland. United States amounts are principally derived from the Company’s New York office, but include all U.S.-based operations. In the U.S. segment in 2003, net income reflects the $11.1 million pre-tax insurance gain on property destroyed in the September 11th attacks, and operating revenues and net income reflect the net loss of $5.1 million pre-tax recorded on the NTL when-issued trades (see Note 20). For 2004 operating revenues and net income reflect a partial reversal of the 2003 NTL pre-tax loss of $3.3 million. In the U.K. segment 2003 net income reflects the $3.0 million extraordinary gain realized on the February 2003 purchase of the minority interest in EBL and includes the results for EBL, for periods prior to the purchase, net of such minority interest (see Note 10). Japan amounts primarily reflect the non-equity earnings (loss) from contractual arrangement (Tokyo Venture). See Note 11 for additional disclosure of the revenues and expenses of the Tokyo Venture. Other geographic segments that do not meet the SFAS 131 materiality thresholds for reportable segments have been included in “All Other.”

The accounting policies of the segments are the same as those described in Note 2.

	United States	United Kingdom	Japan		Switzerland	All Other	Total
2004
Operating revenues	$106,607,925	$75,638,952	$		$4,278,841	$4,298,787	$190,824,505
Interest income	14,564,129	697,039			2,429	360	15,263,957
Interest expense on securities indebtedness	13,752,951						13,752,951
Other interest expense	541,459	50,959					592,418
Depreciation and amortization	2,256,217	738,921			23,568	63,733	3,082,439
Provision for income taxes	2,586,279	979,840			48,661	280,801	3,895,581
Non-equity loss from contractual arrangement				(1,553,166)			(1,553,166)
Net income (loss)	2,963,571	1,299,360		(1,553,166)	1,416,534	409,517	4,535,816
Assets	268,711,769	31,458,442		185,013	5,697,366	2,302,533	308,355,123
Capital expenditures	1,414,049	741,398			77,888	146,694	2,380,029

2003
Operating revenues	$106,290,191	$70,358,981	$		$2,269,812	$3,992,674	$182,911,658
Interest income	5,895,773	555,351			833	346	6,452,303
Interest expense on securities indebtedness	4,117,319						4,117,319
Other interest expense	438,327	140,053					578,380
Depreciation and amortization	1,998,890	1,139,711			11,724	70,252	3,220,577
Provision for income taxes	6,778,509	2,728,526			17,071	225,176	9,749,282
Non-equity loss from contractual arrangement				(1,560,281)			(1,560,281)
Net income (loss)	9,963,568	6,898,667		(1,517,882)	706,826	263,613	16,314,792
Assets	1,649,597,122	33,182,725		179,899	3,370,315	1,771,417	1,688,101,478
Capital expenditures	8,816,779	843,213			26,819	55,433	9,742,244

2002
Operating revenues	$101,096,048	$52,717,957	$		$1,076,945	$3,519,537	$158,410,487
Interest income	1,781,994	411,917		18	1,446	391	2,195,766
Interest expense on securities indebtedness	147,865						147,865
Other interest expense	144,372	55,334					199,706
Depreciation and amortization	1,413,595	905,006			8,635	78,598	2,405,834
Provision for income taxes	10,432,832	1,549,168			13,553	135,205	12,130,758
Non-equity loss from contractual arrangement				(1,184,233)			(1,184,233)
Net income (loss)	12,368,617	1,064,250		(1,287,064)	226,240	174,581	12,546,624
Assets	111,571,666	28,297,516		196,825	1,417,682	1,363,614	142,847,303
Capital expenditures	6,839,528	664,444			8,897	98,647	7,611,516

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

Included below are reconciliations of reportable segment items to the Company’s consolidated totals as reported in the consolidated financial statements.

	2004	2003	2002
Interest income:
Total for reportable segments	$15,263,597	$6,451,124	$2,193,929
Other interest	360	1,179	1,837
Elimination of intersegment interest income	(411,197)	(171,608)	(48,492)

Consolidated total	$14,852,760	$6,280,695	$2,147,274

Other interest expense:
Total for reportable segments	$592,418	$578,380	$199,706
Elimination of intersegment interest expense	(411,197)	(171,608)	(48,492)

Consolidated total	$181,221	$406,772	$151,214

Assets:
Total for reportable segments	$306,052,590	$1,686,330,061	$141,483,689
Other assets	2,302,533	1,771,417	1,363,614
Elimination of intersegment receivables	(13,840,061)	(11,878,858)	(6,273,360)
Elimination of investments in other segments	(13,095,984)	(13,095,984)	(13,095,984)

Consolidated total	$281,419,078	$1,663,126,636	$123,477,959

MAXCOR FINANCIAL GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004, 2003 AND 2002

NOTE 23—SELECTED QUARTERLY FINANCIAL DATA (Unaudited):

The following table reflects the unaudited quarterly results of operations of the Company for 2004 and 2003.

	For the Three Months Ended
	March 31	June 30	September 30	December 31
2004
Net revenues	$51,406,884	$48,477,378	$45,476,213	$45,016,755
Costs and expenses	46,474,882	46,668,518	44,272,623	44,529,810
Income before provision for income taxes	4,932,002	1,808,860	1,203,590	486,945
Net income	2,605,440	1,006,316	523,082	400,978
Weighted average common shares outstanding—basic	7,153,981	7,113,784	6,993,230	6,947,668
Weighted average common shares outstanding—diluted	8,082,514	7,876,356	7,660,510	7,586,803
Basic earnings per share	$.36	$.14	$.07	$.07
Diluted earnings per share	.32	.13	.07	.06

2003
Net revenues	$37,342,741	$52,214,646	$57,535,450	$47,656,352
Costs and expenses	39,422,765	44,489,548	42,942,881	44,611,483
(Loss) income before provision for income taxes, minority interest and extraordinary item	(2,080,024)	7,725,098	14,592,569	3,044,869
(Loss) income before extraordinary item	(1,176,090)	4,544,074	8,448,306	1,540,955
Extraordinary gain on purchase of minority interest	2,957,547
Net income	1,781,457	4,544,074	8,448,306	1,540,955
Weighted average common shares outstanding—basic	7,130,991	6,875,169	6,889,677	7,055,723
Weighted average common shares outstanding—diluted	7,130,991	8,046,794	8,154,004	8,214,608
Basic (loss) earnings per share:
(Loss) income before extraordinary item	$(.16)	$.66	$1.23	$.22
Extraordinary gain on purchase of minority interest	.41
Net income	.25	.66	1.23	.22
Diluted (loss) earnings per share:
(Loss) income before extraordinary item	(.16)	.56	1.04	.19
Extraordinary gain on purchase of minority interest	.41
Net income	.25	.56	1.04	.19

NOTE 24—SUBSEQUENT EVENT

On March 4, 2005, the Company announced that it was holding preliminary business combination discussions with a potential acquirer. As of March 30, 2005, the parties had made substantial progress towards a transaction. However, there are still issues remaining to be resolved and, accordingly, there can be no assurance as to whether the Company will be successful in reaching agreement on or completing a transaction.

                     Shares

BGC Partners, Inc.

Class A Common Stock

P R O S P E C T U S

Cantor Fitzgerald & Co.

Deutsche Bank Securities

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by BGC Partners, Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered, all of which will be paid by the registrant. All amounts are estimates except the Securities and Exchange Commission (the “SEC”) registration, the National Association of Securities Dealers, Inc. and the Nasdaq Global Market filing fees.

Amount
SEC registration fee		$49,220
Nasdaq Global Market filing fee and listing fee		*
NASD filing fee		$46,500
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-laws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation and By-laws provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

The Registrant will maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s certificate of incorporation or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

On November 29, 2006, the Registrant issued 1,000 shares of common stock, par value $0.01 per share, to Cantor Fitzgerald, L.P. In the opinion of the Registrant, this transaction was exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof in that such transaction did not involve any public offering.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*

2.1	Form of Master Transaction Agreement.*

3.1	Certificate of Incorporation of Registrant.

3.2	Form of Registrant’s Amended and Restated Certificate of Incorporation.*

3.3	Form of Registrant’s By-laws.*

4.1	Form of Specimen Certificate for Registrant’s Class A Common Stock.*

5.1	Form of Opinion of Stephen M. Merkel, the General Counsel of the Registrant.*

8.1	Form of Tax Opinion.*

10.1	Amended and Restated Joint Services Agreement, dated as of October 1, 2005, by and between Cantor Fitzgerald, L.P. and eSpeed, Inc. (incorporated by reference to Exhibit 10.16 to eSpeed, Inc.’s Annual Report (File No. 000-28191) on Form 10-K filed on March 15, 2006).

10.2	Certificate of Limited Partnership of BGC Partners, L.P.

10.3	Form of BGC Partners, L.P.’s Amended and Restated Limited Partnership Agreement.*

10.4	Certificate of Registration of Exempted Limited Partnership of BGC Global Holdings, L.P.

10.5	Form of BGC Global Holdings, L.P.’s Amended and Restated Limited Partnership Agreement.*

10.6	Certificate of Limited Partnership of BGC Holdings, L.P.

10.7	Form of BGC Holdings, L.P.’s Amended and Restated Limited Partnership Agreement.*

10.8	Form of Tax Receivable Agreement.*

10.9	Form of Administrative Services Agreement with Cantor Fitzgerald, L.P.*

10.10	Form of Administrative Services Agreement with Tower Bridge International Services L.P.*

10.11	Form of Clearing Agreement.*

10.12	Form of Registration Rights Agreement.*

10.13	Form of Equity Plan.*

10.14	Form of Bonus Plan.*

10.15	Form of Employee Stock Purchase Plan.*

10.16	Form of Deferral Plan.*

Exhibit Number	Exhibit Title
10.17	Form of BGC Holdings Participation Plan.*

21.1	Subsidiaries of the Registrant.*

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Stephen M. Merkel, the General Counsel of the Registrant (included in Exhibit 5.1).*

23.3	Consent of PricewaterhouseCoopers LLC.

23.4	Consent of Lee M. Amaitis to be named as a director nominee.

24.1	Powers of Attorney (included on signature page to this registration statement).

*	To be filed by amendment.

(b) Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes the following:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(3) (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of February, 2007.

BGC PARTNERS, INC.

By:	/S/ HOWARD W. LUTNICK
	Name:	Howard W. Lutnick
	Title:	Co-Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below hereby constitutes and appoints Stephen M. Merkel and Andrew Shapiro, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
/S/ HOWARD W. LUTNICK	Director and Co-Chief Executive Officer (Principal Executive Officer)	February 8, 2007
Howard W. Lutnick

/S/ DOUGLAS R. BARNARD	Chief Financial Officer (Principal Financial and Accounting Officer)	February 8, 2007
Douglas R. Barnard

/S/ STEPHEN M. MERKEL	Director, Executive Vice President, General Counsel and Secretary	February 8, 2007
Stephen M. Merkel

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*

2.1	Form of Master Transaction Agreement.*

3.1	Certificate of Incorporation of Registrant.

3.2	Form of Registrant’s Amended and Restated Certificate of Incorporation.*

3.3	Form of Registrant’s By-laws.*

4.1	Form of Specimen Certificate for Registrant’s Class A Common Stock.*

5.1	Form of Opinion of Stephen M. Merkel, the General Counsel of the Registrant.*

8.1	Form of Tax Opinion.*

10.1	Amended and Restated Joint Services Agreement, dated as of October 1, 2005, by and between Cantor Fitzgerald, L.P. and eSpeed, Inc. (incorporated by reference to Exhibit 10.16 to eSpeed, Inc.’s Annual Report (File No. 000-28191) on Form 10-K filed on March 15, 2006).

10.2	Certificate of Limited Partnership of BGC Partners, L.P.

10.3	Form of BGC Partners, L.P.’s Amended and Restated Limited Partnership Agreement.*

10.4	Certificate of Registration of Exempted Limited Partnership of BGC Global Holdings, L.P.

10.5	Form of BGC Global Holdings, L.P.’s Amended and Restated Limited Partnership Agreement.*

10.6	Certificate of Limited Partnership of BGC Holdings, L.P.

10.7	Form of BGC Holdings, L.P.’s Amended and Restated Limited Partnership Agreement.*

10.8	Form of Tax Receivable Agreement.*

10.9	Form of Administrative Services Agreement with Cantor Fitzgerald, L.P.*

10.10	Form of Administrative Services Agreement with Tower Bridge International Services L.P.*

10.11	Form of Clearing Agreement.*

10.12	Form of Registration Rights Agreement.*

10.13	Form of Equity Plan.*

10.14	Form of Bonus Plan.*

10.15	Form of Employee Stock Purchase Plan.*

10.16	Form of Deferral Plan.*

10.17	Form of BGC Holdings Participation Plan.*

21.1	Subsidiaries of the Registrant.*

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Stephen M. Merkel, the General Counsel of the Registrant (included in Exhibit 5.1).*

23.3	Consent of PricewaterhouseCoopers LLC.

23.4	Consent of Lee M. Amaitis to be named as a director nominee.

24.1	Powers of Attorney (included on signature page to this registration statement).

*	To be filed by amendment.